As filed with the Securities and Exchange Commission on November 8, 2013

Registration No. 333-191844

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

500.COM LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7990	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500.com Building

Shenxianling Sports Center

Longgang District

Shenzhen, 518115

People’s Republic of China

(86 755) 8633 0000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

(212) 750-6474

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Chris K.H. Lin, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong (852) 2514-7600	Shuang Zhao, Esq. Shearman & Sterling LLP c/o 12th Floor Gloucester Tower, The Landmark 15 Queen’s Road Central, Central Hong Kong (852) 2978-8000

Approximate date of commencement of proposed sale to the public:

as soon as practicable after the effective date of this registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount of shares to be registered(1)(2)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Class A ordinary shares, par value US$0.00005 per share(3)	66,539,000	US$1.10	US$73,192,900	US$9,428(4)

(1)	Includes (a) 867,900 Class A ordinary shares represented by American depositary shares that may be purchased by the underwriters pursuant to their option to purchase additional American depositary shares to cover over-allotments, and (b) Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(2)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(3)	American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents 10 Class A ordinary shares.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated                     , 2013.

500.com Limited

5,786,000 American Depositary Shares

Representing 57,860,000 Class A Ordinary Shares

This is the initial public offering of 500.com Limited. We are offering 5,786,000 American depositary shares, or ADSs. Each ADS represents 10 Class A ordinary shares, par value US$0.00005 per share of 500.com Limited.

Our ordinary shares will be divided into Class A and Class B ordinary shares upon completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one vote per share, and each Class B ordinary share will be entitled to 10 votes per share and will be convertible at any time into one Class A ordinary share. Class A ordinary shares will not be convertible into Class B ordinary shares under any circumstances. Ordinary shares held by our existing shareholders prior to this offering will be redesignated as our Class B ordinary shares upon completion of this offering. Assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs, upon completion of this offering, holders of our Class B ordinary shares will hold 271,428,220 Class B ordinary shares, or 82.4% of the combined total of our outstanding Class A and Class B ordinary shares (representing 97.9% of the total voting rights) in our company, assuming a public offering price of US$10.00 per ADS, the mid-point of the estimated range of the public offering price as set forth on the cover page of this prospectus. Our dual-class share structure involves certain risks. See the relevant risk factors in this prospectus for a detailed discussion of such risks.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. It is currently estimated that the public offering price per ADS will be between US$9.00 and US$11.00. We have applied for listing of the ADSs on the New York Stock Exchange, or the NYSE, under the symbol “WBAI.”

We are an “emerging growth company” under the applicable U.S. federal securities laws and will be subject to reduced public company reporting requirements.

See “Risk Factors” beginning on page 13 to read about factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to 500.com Limited	US$	US$

The underwriters have an option to purchase up to an additional 867,900 ADSs from us at the public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the ADSs against payment in U.S. dollars on or about                     , 2013.

Deutsche Bank Securities

Piper Jaffray	Oppenheimer & Co.

Prospectus dated                     , 2013.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our ADSs. You should carefully read the entire prospectus, including “Risk Factors” and the financial statements, before making an investment decision. This summary and other sections of this prospectus contain information from a report, referred to in this prospectus as the iResearch Report, which we commissioned from iResearch Consulting Group, or iResearch, a third-party market research firm, to provide information on the industry in which we operate, including our market position in that industry.

Overview

We are a leading online sports lottery service provider in China with the largest market share in the six months ended June 30, 2013 and the second largest market share in 2012 in terms of purchase amount of sports lottery products, according to the iResearch Report. We act as an aggregator and processor of lottery purchase orders from our registered user accounts and currently derive substantially all of our revenues from service fees paid to us by provincial sports lottery administration centers for the purchase orders of sports lottery products that we direct to such centers. We offer a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to our users. We were among the first companies to provide online lottery services in China, and we are one of the two entities that are authorized by the Ministry of Finance, or the MOF, to provide online lottery sales services on behalf of China Sports Lottery Administration Center, the government authority in charge of the issuance and sale of sports lottery products in China. To the best of our knowledge, the other approved entity has not commenced the provision of online lottery sales services as of the date of this prospectus. Through continued and significant investments in the past 12 years, we have built a prominent brand, 500wan, which means “five million” in Chinese and is the typical amount of top prizes of most lottery products in China. We believe our brand is known in the industry and by our users for its credibility and reliability.

Historically, we provided online sales services for, and generated service fees from, both sports and welfare lottery products. From March to November 2012, we voluntarily suspended our online lottery sales services to substantially all of our customers, or the voluntary suspension, in response to a newly promulgated regulation which mandates, among other things, that online lottery sales services can only be provided by entities approved by the MOF. During this period, we continued to provide lottery sales services via our mobile applications to mobile users and via our online platform to a limited number of loyal customers as a means of customer maintenance. Approximately 78.5% of our service fees during the voluntary suspension period were generated from our mobile applications. We resumed online lottery sales services for sports lottery products in November 2012 after we obtained the relevant approval for such lottery products from the MOF. Simultaneously, we ceased to provide sales services for welfare lottery products.

Historically, we have one of the largest and fastest-growing user bases among online lottery service providers in China. We had 8.8 million, 13.8 million, 16.6 million and 18.4 million registered user accounts as of December 31, 2010, 2011 and 2012 and September 30, 2013, respectively. The activity level of our users was adversely affected by the voluntary suspension. We had 1.4 million, 1.9 million, 0.9 million and 0.8 million active accounts, meaning registered accounts which made at least one lottery purchase during the relevant period, in 2010, 2011 and 2012 and the nine months ended September 30, 2013, respectively. The purchase amount of our users was RMB1.8 billion, RMB2.5 billion, RMB1.7 billion (US$272.7 million) and RMB2.0 billion (US$322.8 million) in 2010, 2011 and 2012 and the nine months ended September 30, 2013, respectively. Since we resumed online lottery sales services for sports lottery products on November 12, 2012, our user activity level has been recovering steadily. Our number of active accounts was approximately 282,000, 297,000, 389,000 and 374,000 in the three months ended December 31, 2012, March 31, 2013, June 30, 2013 and September 30, 2013, respectively, representing a 6.0%, 5.3% and 31.0% increase and a 3.9% decrease from those in the respective preceding quarters. In comparison, we had approximately 635,000, 309,000 and 266,000 active accounts in the three months ended March 31, June 30 and September 30, 2012, respectively, representing a 13.6%, 51.3% and 13.9% decrease from those in the respective preceding quarters. The purchase amount per active account was RMB1,169, RMB1,818, RMB1,799 and RMB1,967 in the three months ended December 31, 2012, March 31, 2013, June 30 2013 and September 30, 2013, respectively, representing a 25.8% increase, a 55.5% increase, a 1.0% decrease and a 9.3% increase from those in the respective preceding quarters. In comparison, the purchase amount per active account was RMB1,143, RMB1,200 and RMB929 in the three months ended March 31, 2012, June 30, 2012 and September 30, 2012, respectively, representing a 4.2% increase, a 5.1% increase and a 22.6% decrease from those in the respective preceding quarters.

Our net revenues were RMB157.4 million, RMB232.3 million and RMB171.5 million (US$28.0 million) in 2010, 2011 and 2012, respectively, representing a 47.6% increase from 2010 to 2011 and a 26.2% decrease from 2011 to 2012, respectively. The majority of our service fees were generated from sports lottery products, which accounted for 76.9%, 78.7% and 86.0% of our total service fees in 2010, 2011 and 2012, respectively. The increases in percentages of revenue contribution from sports lottery products were results of our efforts to promote the sales of such products during the periods. Our net income was RMB38.3 million, RMB13.6 million and RMB4.2 million (US$0.7 million) in 2010, 2011 and 2012, respectively, representing a 64.5% decrease from 2010 to 2011 and a 68.7% decrease from 2011 to 2012. Our net income in 2011 and 2012 was adversely impacted by share-based compensation expenses of RMB50.2 million and RMB13.7 million (US$2.2 million), respectively. In addition, our net income in 2010, 2011 and 2012 was adversely impacted by deferred tax expenses relating to outside basis differences in our consolidated affiliated entities of RMB35.6 million, RMB21.5 million and RMB11.9 million (US$1.9 million), respectively. Our service fees increased by 49.3% from RMB142.1 million in the nine months ended September 30, 2012 to RMB212.2 million (US$34.7 million) in the nine months ended September 30, 2013. All of our service fees in the nine months ended September 30, 2013 were generated from sports lottery products. Our net revenues increased by 25.0% from RMB130.7 million in the nine months ended September 30, 2012 to RMB163.4 million (US$26.7 million) in the nine months ended September 30, 2013. Our net income increased by 96.2% from RMB10.5 million in the nine months ended September 30, 2012 to RMB20.6 million (US$3.4 million) in the nine months ended September 30, 2013.

Industry Background

The Chinese lottery market has experienced strong growth in recent years as a result of positive macro trends in China, such as robust economic growth, increases in disposable income and a more positive shift in public perception towards the lottery business. Total lottery sales in China amounted to RMB166.3 billion, RMB221.6 billion and RMB261.5 billion (US$42.7 billion) in 2010, 2011 and 2012, respectively, representing a 33.3% and 18.0% increase in 2011 and 2012 from their respective preceding years, according to a report by the MOF. According to the iResearch Report, approximately 41.8%, 42.3% and 42.3% of the total sales of lottery products in China in 2010, 2011 and 2012 were attributable to sales of sports lottery products, respectively, and approximately 3.3%, 5.0% and 5.6% of total sales of lottery products in 2010, 2011 and 2012 in China were attributable to online lottery sales. According to the iResearch Report, although no accurate projection of the future growth of the Chinese lottery market can be guaranteed, the Chinese lottery market is expected to continue to grow in the near future due to the increasingly more transparent regulatory environment for the development of the lottery market in China and the continued growth of China’s GDP and individual disposable income. Total lottery sales in China is projected to be RMB308.0 billion, RMB374.3 billion and RMB450.3 billion in 2013, 2014 and 2015, respectively, representing a 17.8%, 21.5% and 20.3% increase in 2013, 2014 and 2015 from their respective preceding years, according to the iResearch Report. According to the iResearch Report, online sales amount for sports lottery products was approximately RMB2.3 billion, RMB4.7 billion and RMB6.2 billion (US$1.0 billion) in 2010, 2011 and 2012, respectively, representing a 102.6% and 33.4% increase in 2011 and 2012 from the respective preceding years. The iResearch Report projected online sales amount for sports lottery products to be RMB9.1 billion, RMB13.4 billion and RMB19.4 billion in 2013, 2014 and 2015, respectively, representing 46.0%, 47.6% and 44.9% increase from the respective preceding years.

We believe that by leveraging our first mover advantage, we are well-positioned to capitalize on the growing online lottery market. We believe the growth of the online lottery market in China will be driven by:

•	growth of China’s gross domestic product, or GDP, and the increase of individual disposable income

•	government encouragement and more transparent regulatory environment

•	increasing public acceptance of the lottery industry

•	growth in the number of lottery purchasers

•	increasing Internet penetration in lottery distribution

Our Competitive Strengths

We believe the following competitive strengths have helped to make us a leading online lottery service provider in China:

•	a leading online lottery service platform in China with established and trusted brand

•	comprehensive and innovative services that enhance user experience

•	large and active user base

•	among the online lottery sales service providers that currently operate in China, the only MOF-approved online lottery sales service provider with an operational track record and expertise

•	experienced and dedicated management team

Our Strategies

Our goal is to maintain and enhance our position as a leading online lottery service provider in China and to accelerate growth by building an integrated online service platform. To achieve our goal, we intend to leverage our competitive strengths and pursue the following strategies:

•	strengthen our brand name by concerted sales and marketing efforts

•	further enhance our specialized and sophisticated lottery purchase services

•	focus on the development of mobile services

•	enhance infrastructure and security system to ensure reliability and better user satisfaction

•	pursue strategic partnerships and acquisitions

Our Challenges

We face risks and uncertainties related to our business and industry, including those relating to our ability to:

•	maintain our brand recognition and retain and expand our user base

•	maintain cooperation and strategic partnerships with provincial lottery administration centers

•	maintain and strengthen our position as a leading company in a competitive market

In addition, we also face risks and uncertainties relating to:

•	rules and regulations on online lottery sales service market in China which are relatively new and subject to interpretation, and their implementation involves uncertainties

•

suspension of our operation of online sales of sports lottery products if the operation of online sports lottery sales services by China Sports Lottery Administration Center fails to obtain further approval from the MOF

We also face other risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our ADSs.

Our Corporate Structure

We began operations in the online lottery service industry in 2001 through one of our consolidated affiliated entities, Shenzhen E-Sun Network Co., Ltd., or E-Sun Network, in Shenzhen, China. In May 2006, E-Sun Network established its wholly owned subsidiary, Shenzhen E-Sun Sky Network Technology Co., Ltd., or E-Sun Sky Network, which became our major operating entity for our online lottery service business. To enable us to raise equity capital from investors outside of China, we set up a holding company structure by establishing our current Cayman Islands holding company, 500.com Limited, on April 20, 2007 under the name Fine Success Limited, which was changed to 500wan.com on May 9, 2011 and further changed to our current name on October 9, 2013. In June 2007, we established our wholly owned PRC subsidiary, E-Sun Sky Computer (Shenzhen) Co., Ltd., or E-Sun Sky Computer. We established two PRC consolidated affiliated entities in December 2008, Shenzhen Youlanguang Technology Co., Ltd., or Youlanguang Technology, and Shenzhen Guangtiandi Technology Co., Ltd., or Guangtiandi Technology. For more information on our corporate structure, including a detailed discussion of the consolidation of E-Sun Network and its wholly owned subsidiary, E-Sun Sky Network, Youlanguang Technology and Guangtiandi Technology, see “Our History and Corporate Structure.” In February and March 2011, we established Fine Brand Limited, a company registered in the British Virgin Islands, and 500wan HK Limited, a company registered in Hong Kong, as our wholly owned subsidiaries, respectively, and we transferred all the equity interests held by 500.com Limited in E-Sun Sky Computer to 500wan HK Limited in May 2011.

The following diagram illustrates our corporate structure as of the date of this prospectus.

(1)	E-Sun Network is approximately 18.8% owned by Jiepin Fu, our director and beneficial owner, approximately 23.8% owned by Ping Yuan, our beneficial owner and wife of our founder, chairman and CEO, Man San Law, approximately 14.3% owned by He Li, brother of our director, Qi Li, 11.0% owned by Xue Li, sister of our director, Qi Li, approximately 14.9% owned by Ying Zou, our employee and beneficial owner, approximately 17.1% owned by Bo Zou, our beneficial owner and employee. All of these shareholders are parties to the contractual arrangements. Our online lottery services were primarily provided through E-Sun Sky Network, the wholly owned subsidiary of E-Sun Network.

(2)	Youlanguang Technology is 50% owned by Jin Li and 50% owned by Jing Zhang, both of whom are our employees and parties to the contractual arrangements. Youlanguang Technology provides services relating to the management of our users’ registration information and accounts to E-Sun Sky Network.

(3)	Guangtiandi Technology is 50% owned by Ying Wang and 50% owned by Liangdong Yuan, both of whom are our employees and parties to the contractual arrangements. Guangtiandi Technology provides services relating to the implementation of the technical interface with the provincial lottery administration centers and the printing of the lottery tickets to E-Sun Sky Network.

Our Corporate Information

Our principal executive offices are located at 500.com Building, Shenxianling Sports Center, Longgang District, Shenzhen, 518115, People’s Republic of China. Our telephone number at this address is +(86) 755 86330000 and our fax number is +(86) 755 83796070. Our registered office in the Cayman Islands is at 4th Floor, Willow House, P.O. Box 2804, Grand Cayman, KYI-1112, Cayman Islands. Our websites are www.500.com and www.500wan.com. The information contained on our websites does not constitute a part of this prospectus.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our agent for service of process in the U.S. is Law Debenture Corporate Services Inc.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions Which Apply to this Prospectus

In this prospectus, unless otherwise indicated or the context otherwise requires,

•	“we,” “us,” “our company,” and “our,” refer to 500.com Limited, its subsidiaries and consolidated affiliated entities;

•

“consolidated affiliated entities” refer to our variable interest entities, namely, E-Sun Network, Youlanguang Technology and Guangtiandi Technology, and where required by the context, E-Sun Sky Network, the wholly owned subsidiary of E-Sun Network.

•

“ordinary shares” refers to, prior to completion of this offering, our ordinary shares, par value US$0.00005 per share, and, after completion of this offering, our Class A and Class B ordinary shares, par value US$0.00005 per share;

•	“ADSs” refers to American depositary shares, each of which represents 10 Class A ordinary shares;

•	“China” or the “PRC” refers to the People’s Republic of China excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Renminbi” or “RMB” refers to the legal currency of China; and

•	“$”, “US$”, “dollars” or “U.S. dollars” refers to the legal currency of the United States.

Except as otherwise indicated, all information in this prospectus (i) assumes no exercises by the underwriters of their option to purchase additional ADSs, (ii) excludes ordinary shares issuable upon the exercise of outstanding options with respect to our ordinary shares under our 2011 share incentive plan and (iii) excludes ordinary shares reserved for future issuance under our 2011 share incentive plan. In addition, unless otherwise noted or required by the context, all ordinary share and per share information is adjusted to reflect the 1:20 share-split effected on April 26, 2011.

Our reporting currency is the RMB. Unless otherwise stated, all translations of the RMB into U.S. dollars were made at RMB6.1200 to US$1.00, the noon buying rate on September 30, 2013, as set forth in the

H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Recent Developments

Short-term loan

In October 2013, we entered into a US dollar denominated short-term loan agreement for a principal amount of RMB53.6 million (US$8.8 million) with Industrial and Commercial Bank of China, Paris Branch for general corporate purposes. The short-term loan is secured by HK dollar denominated bank deposits equivalent to RMB57.7 million (US$9.4 million) placed with Industrial and Commercial Bank of China, Shenzhen Branch in the PRC. The short-term loan bears interest at the rate of LIBOR plus 2.0% and is due within six months. The loan proceeds were used to pay the outstanding dividend amounts in full to certain of our shareholders.

Convertible note issued and sold to Sequoia

On October 21, 2013, pursuant to a convertible note purchase agreement, we issued a convertible note in an aggregate principal amount of US$20 million to Sequoia Capital 2010 CGF Holdco, Ltd., or Sequoia. The convertible note will be due on June 30, 2014 and bears interest at 10% per annum, or 13% per annum upon an event of default, in both cases uncompounded and computed on the basis of the actual number of days elapsed. The convertible note will be automatically converted into our Class B ordinary shares immediately upon completion of this offering. The conversion price per Class B ordinary share will be equal to 80% of the public offering price of our ADSs, adjusted to reflect our ADS-to-ordinary share ratio. Assuming a public offering price of US$10.00 per ADS, the mid-point of the estimated range of the public offering price as set forth on the cover page of this prospectus, the convertible note would be automatically converted into 25,000,000 Class B ordinary shares upon completion of this offering. In the event of automatic conversion triggered by this offering, the convertible note will be deemed interest free between the date of issuance and the date of conversion.

Assuming that this offering occurs before December 31, 2013, in connection with the issuance and automatic conversion of the convertible note, we will recognize the amortization of the discount and issuance cost of the convertible note, change in the fair value of the embedded derivative in the aggregate amount of US$5.0 million through the consolidated statement of comprehensive income for the year and quarter ending December 31, 2013.

Concurrent private placement to Sequoia

Concurrently with, and subject to, completion of this offering, Sequoia has agreed to purchase from us our Class B ordinary shares, at a price equal to the public offering price of our ADSs in this offering, adjusted to reflect our ADS-to-ordinary share ratio, for a total purchase price of US$15 million in a concurrent private placement. Assuming a public offering price of US$10.00 per ADS, the mid-point of the estimated range of the public offering price as set forth on the cover page of this prospectus, Sequoia will purchase 15,000,000 Class B ordinary shares in the concurrent private placement.

Option issuances to executive officers and employees

We issued options to purchase 2,660,000 ordinary shares to several executive directors and employees on October 22, 2013. The exercise price of each option is US$0.40 per share. Of these options, options to purchase 600,000 and 1.4 million ordinary shares will vest in six months and one year from the date of the issuance of the options, respectively; options to purchase 660,000 ordinary shares will vest in three annual equal installments.

We expect to recognize share-based compensation expenses in the amount of US$1.7 million based on the fair value of our company as of October 22, 2013 as determined with the assistance of our independent valuation firm. These expenses will be amortized according to these vesting schedules of these options commencing on the date of the issuance.

THE OFFERING

Price per ADS	We estimate that the public offering price will be between US$9.00 and US$11.00 per ADS.

ADSs offered by us	5,786,000 ADSs

ADSs outstanding immediately after this offering	5,786,000 ADSs (or 6,653,900 ADSs if the underwriters exercise in full the over-allotment option).

Ordinary shares outstanding immediately prior to completion of this offering	231,428,220 ordinary shares.

Ordinary shares upon completion of this offering	Our ordinary shares will be divided into Class A and Class B ordinary shares upon completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one vote on all matters subject to shareholders’ vote, and each Class B ordinary share will be entitled to ten votes on all matters subject to shareholders’ vote. Each Class B ordinary share will be convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares will not be convertible into Class B ordinary shares under any circumstance.

Class A ordinary shares outstanding immediately after completion of this offering	57,860,000 Class A ordinary shares (or 66,539,000 Class A ordinary shares if the underwriters exercise in full the over-allotment option).

Class B ordinary shares outstanding immediately after completion of this offering	271,428,220 Class B ordinary shares, which include (i) 231,428,220 Class B ordinary shares redesignated from our ordinary shares outstanding immediately prior to completion of this offering, (ii) 25,000,000 Class B ordinary shares to be issued upon automatic conversion of the convertible note and (iii) 15,000,000 Class B ordinary shares to be issued in the concurrent private placement to Sequoia, in each case assuming a public offering price of US$10.00 per ADS, the mid-point of the estimated range of the public offering price as set forth on the cover page of this prospectus.

Over-allotment option	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 867,900 additional ADSs at the public offering price, less the underwriting discounts and commissions.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the public offering price, up to an aggregate of 5% of the ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.

Sequoia concurrent private placement	Concurrently with, and subject to, completion of this offering, Sequoia has agreed to purchase from us our Class B ordinary shares, at a price per share equal to the public offering price of our ADSs in this offering, adjusted to reflect our ADS-to-ordinary share ratio, for a total purchase price of US$15 million. Assuming a public offering price of US$10.00 per ADS, the mid-point of the estimated range of the public offering price as set forth on the cover page of this prospectus, Sequoia would purchase 15,000,000 Class B ordinary shares. This private placement is being made pursuant to an exemption from registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, in reliance upon Regulation S under the Securities Act. See “Underwriting.” Class B ordinary shares to be issued and sold to Sequoia in this concurrent private placement will be subject to a 180-day lock-up arrangement commencing on the date of this prospectus.

The ADSs	Each ADS represents 10 Class A ordinary shares. The ADSs will be evidenced by American depositary receipts, or ADRs.

The depositary will be the holder of the Class A ordinary shares represented by the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement dated , 2013 among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary in exchange for the Class A ordinary shares represented by your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Use of proceeds

We estimate that we will receive net proceeds of approximately US$65.0 million from this offering and the concurrent private placement to Sequoia, assuming a public offering price of US$10.00 per ADS, the mid-point of the estimated range of the public offering price as set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We anticipate using the net proceeds of this offering for continuing investment in our marketing initiatives, including advertising our research and development, and our technology platform. We expect to use any remaining amounts for general corporate purposes, including working capital needs, incremental costs associated with being a public company and potential acquisitions. See “Use of Proceeds” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.

Listing	We have applied to list our ADSs on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

NYSE symbol	WBAI

Depositary	Deutsche Bank Trust Company Americas

Lock-up	We, our directors, executive officers, our existing shareholders and option holders, Sequoia and holders of exchangeable notes which are exchangeable into our ordinary shares have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting.”

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

Our historical results do not necessarily indicate our results to be expected for any future period.

	Year ended December 31,				For the nine months ended September 30,
	2010	2011	2012		2012	2013	2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Income Data:

Net Revenues	157,378	232,332	171,527	28,027	130,736	163,411	26,701
Operating expenses:
Cost of services	(22,052)	(24,425)	(18,476)	(3,019)	(13,922)	(19,564)	(3,197)
Sales and marketing	(14,252)	(52,471)	(45,794)	(7,483)	(36,322)	(61,201)	(10,000)
General and administrative	(34,255)	(101,996)	(57,784)	(9,442)	(39,899)	(46,517)	(7,601)
Service development expenses	(9,299)	(19,566)	(26,571)	(4,342)	(17,673)	(18,924)	(3,092)
Write-off of deferred initial public offering expenses	—	—	(6,404)	(1,046)	(6,404)	—	—

Total operating expenses	(79,858)	(198,458)	(155,029)	(25,332)	(114,220)	(146,206)	(23,890)
Other operating income	4,667	6,455	4,193	685	4,139	11,371	1,858
Government grant	—	1,778	2,242	366	2,203	139	23
Other operating expenses	(537)	(296)	(1,821)	(298)	(1,582)	(2,647)	(433)

Operating profit	81,650	41,811	21,112	3,448	21,276	26,068	4,259
Interest income	102	243	1,132	185	813	251	41
Interest expense	—	—	—	—	—	(430)	(70)

Income before income tax	81,752	42,054	22,244	3,633	22,089	25,889	4,230
Income tax expenses	(43,463)	(28,497)	(18,001)	(2,940)	(11,631)	(5,291)	(865)

Net income	38,289	13,557	4,243	693	10,458	20,598	3,365

Other Comprehensive income (loss):
Foreign currency translation gain (loss)	70	(224)	58	9	6	1,296	212

Comprehensive income	38,359	13,333	4,301	702	10,464	21,894	3,577

Reconciliation of net income to net income attributable to ordinary shareholders:
Net income	38,289	13,557	4,243	693	10,458	20,598	3,365
Accretion of Series A contingently redeemable convertible preferred shares	(190)	—	—	—	—	—	—
Repurchase of Series B and B-1 contingently redeemable convertible preferred shares	24,392	—	—	—	—	—	—

Net income attributable to ordinary shareholders	62,491	13,557	4,243	693	10,458	20,598	3,365

Earnings per share:
Basic	0.27	0.06	0.02	—	0.05	0.09	0.01
Diluted	0.16	0.06	0.02	—	0.04	0.08	0.01
Dividend declared per ordinary share	0.69	—	0.39	0.06	—	—	—
Pro forma loss per share(1)
Basic
Diluted			0.09	0.02		0.04	0.01
Non-GAAP financial data(2)			0.09	0.02		0.04	0.01
Adjusted net income (non-GAAP)(3)	73,852	85,193	29,866	4,880	27,928	29,508	4,821

(1)	As adjusted to give effect to (i) the issuance of 14,012,582 Class A ordinary shares on January 1, 2012 and 2013 at the mid-point of the estimated range of public offering price of US$1.00 per share to pay RMB85.8 million dividend declared in excess of net income of RMB4.2 million for the year ended December 31, 2012, (ii) the issuance and sales of US$20 million convertible note to Sequoia in October 2013 and the automatic conversion of the convertible note into 25,000,000 Class B ordinary shares on January 1, 2012 and 2013 at the mid-point of the estimated range of public offering price of US$1.00 per ordinary share, and (iii) the issuance of 15,000,000 Class B ordinary shares on January 1, 2012 and 2013 at the mid-point of the estimated range of public offering price of US$1.00 per share in the concurrent private placement to Sequoia.
(2)

As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation and deferred tax expense relating to outside basis differences in our consolidated affiliated entities. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

(3)	We present adjusted net income (non-GAAP) excluding share-based compensation and deferred tax expense relating to outside basis differences from our consolidated affiliated entities. The following table reconciles our adjusted net income (non-GAAP) in 2010, 2011, 2012 and the nine months ended September 30, 2012 and 2013 to the net income calculated and presented in accordance with U.S. GAAP.

	Year ended December 31,				Nine months ended September 30,
	2010	2011	2012		2012	2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net income	38,289	13,557	4,243	693	10,458	20,598	3,365
Adjustment for share-based compensation	—	50,154	13,704	2,239	11,000	3,021	494
Adjustment for deferred tax expense relating to outside basis differences	35,563	21,482	11,919	1,948	6,470	5,889	962
Adjusted net income (non-GAAP)	73,852	85,193	29,866	4,880	27,928	29,508	4,821

	As of December 31,			As of September 30,
	2011	2012		2013
	RMB	RMB	US$	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:

Total current assets	308,523	329,821	53,893	417,225	68,174
Total assets	337,258	379,343	61,984	465,063	75,990
Total current liabilities	182,437	282,016	46,081	338,163	55,255
Total liabilities	262,909	381,963	62,412	442,768	72,348
Total long-term debt	—	—	—	—	—
Contingently redeemable convertible preferred shares	—	—	—	—	—
Total shareholders’ equity (deficit)	74,349	(2,620)	(428)	22,295	3,642
Total liabilities and shareholders’ equity	337,258	379,343	61,984	465,063	75,990

The following tables set forth our user information and their purchase amounts during the indicated periods:

	Year ended December 31,				Nine months ended September 30,
	2010	2011	2012		2013
	(in thousands)
Active Accounts(1):
Newly Registered Accounts(2)	968	1,287	430		489
Existing Accounts(3)	418	606	518		295

Total	1,386	1,893	948		784

	Year ended December 31,				Nine months ended September 30,
	2010	2011	2012		2013
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Purchase Amount:
Newly Registered Accounts(2)	830,857	1,026,761	374,005	60,939	619,303	101,193
Existing Accounts(3)	964,662	1,489,472	1,299,493	211,733	1,356,182	221,598

Total	1,795,519	2,516,233	1,673,498	272,672	1,975,485	322,791

(1)	Defined as registered accounts which made at least one purchase during the year or the period.
(2)	Defined as accounts registered during the year or the period.
(3)	Defined as accounts registered prior to the year or the period.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our ADSs. If any of the following risks occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our ADSs could decline, and you may lose some or all of your investment.

Risks Related to Our Business and Industry

The success of our business depends on our ability to maintain and enhance our reputation and brand.

We believe that our reputation in the industry and among our users as a leading reliable and trustworthy online lottery service provider and our “500wan” brand is of significant importance to the success of our business. A well-recognized brand is critical to increasing our user base and, in turn, increasing our net revenues from service fees. Since the online lottery service market is highly competitive, our ability to remain the market leader in China depends largely on maintaining and enhancing our reputation and brand, which may be difficult and expensive.

We have developed our reputation and established a leading position by providing our users with what we believe are superior and trustworthy services. We have conducted, and may continue to conduct, various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful and achieve the brand promotion and activity enhancement goals we expected. In addition, any negative publicity in relation to our services or products, regardless of its veracity, could harm our brand image and, in turn, have adverse effects on our user loyalty and stickiness, or result in a reduction in the number of our users. For example, we are aware of certain complaints against our websites on a number of online forums with regard to purchase order processing and prize collections. From 2010 through September 30, 2013, we received 86 complaints with regard to order processing and prize collection, and paid a total amount of RMB32,125 to resolve such complaints. Among the 86 complaints, nine involved compensation amounts over RMB1,000, and the highest amount was RMB4,200. Even though the allegations made in such complaints were not factually proven or the amounts in issue were diminutive, such complaints can nonetheless have a detrimental effect on our reputation. If we fail to maintain and enhance our reputation and brand, or if we incur excessive expenses in our efforts to do so, our business, financial condition and results of operations may be materially and adversely affected.

The rules and regulations on online lottery sales service market in China are relatively new and subject to interpretation, and their implementation involves uncertainty.

On September 26, 2010, the MOF issued the Interim Measures for the Administration of Online Sales of Lottery, or the Interim Measures, which allows qualified service providers to provide online lottery sales services after obtaining the approval by and the operating permit from the MOF. On January 18, 2012, the MOF, the Ministry of Civil Affairs and the General Administration of Sports of China jointly promulgated the Implementing Rules of Regulation on Administration of Lottery, or the Implementing Rules, which set forth, among other things, detailed requirements and qualifications for the approvals to conduct online lottery sales. For a description of relevant PRC laws and regulations on online lottery services, see “Regulations—Regulation on Lottery Services Industry and Online Lottery Sales.” Applications were submitted to the MOF in connection with the qualifications and approvals of our online lottery sales services for both sports and welfare lottery products provided on our websites, in accordance with the new measures. In October 2012, we were notified by China Sports Lottery Administration Center that we were one of the two entities that had been approved by the MOF to conduct online sales of sports lottery products in China on behalf of China Sports Lottery Administration Center. However, since the operation of online sports lottery sales services by China Sports Lottery Administration Center itself is in a pilot phase and is subject to further approval by the MOF, our operation of online sales of sports lottery products may be subject to suspension if China Sports Lottery Administration Center fails to obtain such further approval from the MOF. We are currently awaiting approval from the MOF to provide sales services for welfare lottery products. As the relevant rules and regulations are relatively new and we are one of the first two entities that have ever been approved by the MOF to conduct online sales of sports lottery products in China, we face uncertainties in the implementation of such rules and regulations by the competent authorities. The competent authorities may establish certain management systems to supervise and monitor the online lottery sales, which systems may comprise a sales monitoring system, a back-office management system and an application service platform. The competent authorities may also ask the approved entities, like us, to adopt certain measures to meet specific regulatory requirements that may be adopted from time to time. For example, the competent authorities may monitor or adjust the categories of lottery products being sold online, and supervise the sales procedures and key data of our online lottery sales on a real-time basis, such as those relating to our customer account opening procedures, capital management, database information and risk controls. In addition, we may be required to enter into new lottery agency agreements with the relevant lottery administration center that could have different terms and conditions from those in our existing service agreements with the relevant sports lottery administration centers. As a result, we may have to amend our existing service agreements. Any unfavorable new regulatory requirements or amendments to the key terms of our existing service agreements could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have 12 years of operating experience in providing online lottery sales services. From March to November 2012, we suspended our online lottery sales services to substantially all of our customers in response to the Urgent Notice with regard to the Implementation of the Implementing Rules of Regulation on Administration of Lottery promulgated by the General Administration of Sports of China on February 28, 2012, or the Urgent Notice. We continued to provide lottery sales services via our mobile applications to mobile users and via our online platform to a limited number of loyal customers and generated service fees from such services. The PRC regulations on lottery sales services via mobile applications and their interpretations are subject to uncertainty. Our PRC legal counsel has advised us, given that the MOF has approved us as an authorized entity to conduct online lottery sales on behalf of China Sports Lottery Administration Center, our operation of lottery sales services prior to November 2012, including sales through our mobile applications and online platform, did not and will not likely to have a material adverse effect on us. However, under the rules and regulations on online lottery sales, the relevant PRC authorities have broad discretion on the lottery sales that are conducted without the approval by the MOF, and have the authority to impose sanctions thereon, including without limitation, levying fines, confiscating illegal income or suspending the operations and other sanctions. We have not received any legal sanctions, but there is no assurance that the competent authorities would not impose any legal sanction. Any legal sanctions imposed on us by the competent authorities could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our product portfolio depends on the offerings of the lottery administration centers and could change unfavorably for us as a result of decisions made by them.

The lottery products we service are issued and sold by national and provincial lottery administration centers. We do not have the right to issue lottery products and cannot prevent the discontinuation of lottery products currently being offered. If the national lottery administration centers decide to discontinue one or more lottery products or to replace them with other products, this could lead to a decline in our purchase orders and thus have an adverse effect on our financial position and results of operations. In addition, if we want to provide services on newly issued lottery products, we have to enter into service agreements with the lottery administration centers that issue or sell such new lottery products. We cannot assure you that such service agreements can be entered into on terms favorable to us, or at all. If our competitors are able to enter into service agreements to service popular newly issued lottery products while we cannot, it could have an adverse effect on our revenue and brand name.

Lottery products offered by provincial lottery administration centers may be discontinued or subject to restriction and regulations by the relevant national lottery administration centers. Due to the popularity of certain lottery products we service, those provincial lottery administration centers with which we do not have service agreements might choose to issue similar lottery products on more competitive terms. This may result in a decrease in the purchase orders of those lottery products we service and, in turn, result in a decrease in the revenue we are able to generate from those lottery products. We cannot assure you that we will be able to reach an agreement with a provincial lottery administration center to obtain the right to service its lottery products that compete with products we currently service. In addition, the relevant lottery authorities could mandate the change of the rules or prize scheme of our current lottery products or stop the issuance of those lottery products altogether due to social policy or other considerations, which could have an adverse effect on our results of operations.

We depend on our agreements with a few provincial lottery administration centers for our service fees and such agreements could be terminated, amended or fail to be renewed.

Substantially all of our revenues were generated from service fees paid to us by a few provincial lottery administration centers. We have entered into non-exclusive service agreements with these lottery centers for terms of one year or five years, and the lottery administration centers may choose to enter into similar arrangements with other service providers. We have long-term, mutually beneficial partnerships with a few provincial lottery administration centers, such as Jiangxi Sports Lottery Administration Center. Service fees received from our single largest lottery administration center partner, all of which were generated from sports lottery products, accounted for 57.6%, 56.7%, 65% and 78.3% of our net revenues in 2010, 2011, 2012 and the nine months ended September 30, 2013, respectively. The service fees received from the lottery administration centers represent revenues recognized before the reduction of incentives paid to users and the residual amount of lottery pool contributed by us to the lottery centers. We have a service agreement with Jiangxi Sports Lottery Administration Center that is effective until October 2017 and renewable upon expiration, but Jiangxi Sports Lottery Administration Center can terminate its agreement with us for various reasons or decide not to renew the agreement upon expiration. For example, the service agreement provides that the Jiangxi Sports Lottery Administration Center has the right to monitor our operations and unilaterally terminate the service agreement if we violate relevant laws and regulations. If any of the provincial sports lottery administration centers terminates or decides not to renew its agreement with us, or if the agreement is amended to our disfavor, this could have an adverse effect on our business, results of operations and prospects, and we could lose a substantial portion of our revenues.

We have a limited history of being profitable and our business model is subject to uncertainties, which makes it difficult to evaluate our business.

We launched our online lottery services in 2001 and became profitable in 2007. We have a limited history of being profitable from 2007 to 2012 and a relatively new business model in an emerging and rapidly evolving market. This makes it difficult for you to evaluate our business, financial performance and prospects, and our historical growth rate may not be indicative of our future performance. Although we achieved profitability in recent periods, we cannot assure you that we will be able to achieve similar results or growth in the future. We may not be able to achieve or sustain profitability on a quarterly or annual basis. You should consider our prospects in light of the risks and uncertainties that fast-growing companies in a rapidly evolving market may encounter.

In particular, our net revenues in 2012 were RMB171.5 million (US$28.0 million), a 26.2% decrease as compared to 2011, and we recorded net income of RMB4.2 million (US$0.7 million) in 2012, as compared to RMB13.6 million in 2011 primarily due to the adverse impact of voluntary suspension. We cannot assure you that our users’ purchasing activities for sports lottery products will return to previous levels and continue to grow at a comparable pace as compared to that of the period prior to the voluntary suspension.

A significant portion of our service fees from 2010 to 2012 were generated from the sales of welfare lottery products for which we currently do not offer sales services.

Service fees generated from welfare lottery products were RMB38.2 million, RMB52.5 million and RMB25.9 million in 2010, 2011 and 2012, respectively, accounting for 23.1%, 21.3% and 14.0% of our service fees generated from lottery products in the same periods, respectively. We ceased to offer sales services for welfare lottery products in November 2012. Consequently, we did not generate any service fees from welfare lottery products in the nine months ended September 30, 2013. We plan to resume our online sales services for welfare lottery products after we obtain the relevant approval for such products from the MOF. Chongqing Welfare Lottery Administration Center notified us that it submitted an application for qualification and approval for the online lottery sales services for welfare lottery products to China Welfare Lottery Issuance and Administration Center on November 15, 2010, and such application would be further submitted by China Welfare Lottery Issuance and Administration Center to the MOF for approval. As of the date of this prospectus, Chongqing Welfare Lottery Administration Center had not updated us on the status of the application for welfare lottery products. Since the relevant regulations do not set forth a specific time limit for the MOF to issue such approval, we cannot assure you that we would be able to obtain such approval in the near future, or at all.

We operate in an intensely competitive environment, which may lead to declining revenue growth or other circumstances that would negatively affect our results of operations.

We operate in the new and dynamically growing online market for lottery products. There is no guarantee that we can maintain our position as one of the market leaders. Going forward, we anticipate significant competition, primarily from other online lottery service providers that may obtain relevant approvals and licences to provide online lottery sales services in China. When the approval and licensing system for online lottery service providers is fully implemented in China in the future, we may face increased competition from companies that do not currently operate in the online lottery services industry. For example, if major portal websites obtain relevant approvals and licences to offer lottery sales services, they may be able to offer similar services at a lower cost or to a larger user group due to their larger operational scales and user bases, which will put us at a competitive disadvantage. We also face competition from traditional offline lottery agents. If we do not recognize market trends or user demand in a timely manner, we may lose our market share to our competitors, which would have a negative impact on our results of operations.

According to the iResearch Report, we were among the first group of online lottery service providers in China. Since our inception, we have been offering a number of innovative services on our websites, such as lottery pool purchase services and automatic tag-along purchase services. Lottery pool is the purchase mode most favored by our users. Due to the popularity of lottery pool purchase services, competing websites have started to offer similar services. Since there are no adequate measures to protect the exclusivity of online service innovations or business models, we cannot assure you that new or existing services offered by us will not be imitated by our competitors.

The lottery industry in China in general and the online lottery service industry in particular may not grow as quickly as expected, which may adversely affect our revenues and business prospects.

Our business and prospects depend on the continuing development and expansion of the lottery industry in China in general and the online lottery service industry in particular. Both China’s lottery industry and the online lottery service industry have experienced substantial growth in recent years in terms of both the number of people purchasing lottery products and revenue generated. We cannot assure you, however, that the lottery industry or the online lottery service industry in China will continue to grow as rapidly as it has in the past, or the current trend of a faster growth rate of the lottery market in comparison to the growth rates of China’s GDP and individual disposable income will continue in the future. Growth of China’s lottery industry and the online lottery services industry are affected by numerous factors, such as GDP growth, growth of individual disposable income, regulatory changes, public perception and receptiveness, users’ trust and confidence level in the online lottery market, users’ general online purchase experience, technological innovations, development of the Internet and Internet-based services, and the macroeconomic environment. If the lottery industry or online lottery service industry in China does not grow as quickly as expected or if we fail to benefit from such growth by failing to successfully implement our business strategies, our user base may decrease and our business and prospects may be adversely affected.

We depend on the technology and advanced information system, which may fail or be subject to disruption.

We are dependent on our IT systems for handling purchase orders, and the efficiency and reliability of our systems are in turn dependent on the functionality and stability of the underlying technical infrastructure. The functionality of the servers used by us and the related hardware and software infrastructure are of considerable significance to our business, our reputation and our ability to attract business partners and users. Our IT systems may be damaged or interrupted by increases in usage, human errors, unauthorized access, destruction of hardware, power cuts not covered by backup facilities, system crashes, software problems, virus attacks, natural hazards or disasters, or similar disruptions or disruptive events. Furthermore, our current IT systems may be unable to support a significant increase in online traffic or increased number of users, whether as a result of organic or inorganic growth of the business. We have in place business continuity procedures, disaster recovery systems and security measures to protect against network or technical failures or disruptions. Despite such procedures, failures in computer processing and weakness in the existing software and hardware cannot be completely prevented or eliminated. Any failure of our IT system and infrastructure could lead to significant costs and disruptions that could reduce our revenues, harm our reputation and have a material adverse effect on our operations.

In addition, we rely on bandwidth providers, communications carriers, data centers and other third parties for key aspects of the process in providing services to our users. Any failure or interruption in the services and products provided by these third parties could limit our ability to operate certain of our businesses, which could in turn have a material adverse effect on our business and financial condition.

We may not be able to develop and launch new services or new technologies in a timely manner or at all, and new services or technologies we manage to develop or provide may not be successful.

Our success in attracting new users and keeping existing users engaged depends on our ability to consistently develop and launch new and innovative services and technologies. Although we will continue to focus on research and development going forward, we cannot assure you that we will continue to be able to develop our technology to keep up-to-date with developments across the online lottery service industry and to launch new products or technologies in a timely manner or at all. New technologies and software are also less likely to be reliable, robust and resistant to viruses or failure. Given the fast growing online lottery service industry, we may not have enough time to fully test the new technologies and software we have developed before deploying them on our websites, which might cause service problems and negative user experience.

In particular, the number of people who access the Internet through non-PC devices such as mobile phones has increased in recent years. The software we have developed for these devices may not be widely adopted by users of such non-PC devices. The lower resolution, functionality and memory capacity associated with non-PC devices make the use of our services through such devices difficult. If we are unable to attract and retain a substantial number of non-PC device users to our services or if we are slow to develop services and technologies that are more compatible with non-PC devices relative to our competitors, we may fail to capture a significant share of new users or lose our existing users who switch to non-PC devices for their lottery purchase activities.

We could be subject to foreign laws and regulations applicable to lottery services, which could have important legal consequences for us.

We currently only conduct our operations in China, and will continue to do so in the future. We have blocked direct access to our websites and mobile applications from the United States through IP address filtering. We have implemented an identity verification procedure as part of the prize collection process. A user who has won a prize is required to provide his or her valid PRC identification card number and valid PRC bank account number to us for identity and age verification through a government designated entity before we transfer the prize money to such user’s online account registered at our websites and mobile applications. Despite such measures taken by us, it is conceivable that a user with a valid Chinese bank account and a Chinese identification card could place an order or collect a prize at our websites or mobile applications from a jurisdiction other than

China and the United States, or that a user could devise a way to evade our blocking measures and access our websites and mobile applications from the United States. In addition, we have not been able to implement the same identity verification process over users registered with websites of third-party online service providers, which conduct their own identity verification processes, and these users may place purchase orders with us and collect prize money they win without providing their identity to us. As a result, we could be subject to foreign laws and regulations applicable to lottery services, which could have important legal consequences for us. The fact that our websites and mobile applications are accessible from a foreign jurisdiction could render our business operations subject to the laws and regulations of such jurisdiction, even though we do not have a physical presence in that jurisdiction. As a result, we could be required to obtain the requisite approval or license for lottery services in such jurisdiction, or could be deemed to have violated the prohibition against lottery services in that jurisdiction.

If we were found to have violated any applicable foreign laws and regulations applicable to lottery services, we could face civil or even criminal liabilities, such as injunctions, restrictive orders, damage awards or fines. Even if we successfully defend ourselves against such allegations, we could nevertheless incur considerable costs in such defense or suffer reputational damage due to the negative publicity associated with such allegations.

Our systems and controls to restrict access to our websites from persons located in the United States may not be adequate.

In the United States, some credit card companies have classified online purchase orders of U.S. state-issued lottery products as online gambling and thus denied such purchase orders, despite the fact that many such purchases are exempt from the Unlawful Internet Gambling Enforcement Act, or UIGEA, enacted in 2006. The UIGEA is silent on whether lottery products issued by non-U.S. state entities are exempt from the definition of online gambling. There are several other U.S. federal laws relevant to online gaming, including the Professional and Amateur Sports Protection Act, the Federal Interstate Wire Act, the Illegal Gambling Business Act, the Interstate Transportation of Wagering Paraphernalia Act and the Interstate and Foreign Travel or Transportation in Aid of Racketeering Enterprising Act. In addition, laws and regulations exist in various individual U.S. states that limit or prohibit online games of chance. Although the services we provide to our users are solely related to lottery products issued and sold by national and authorized provincial lottery administration centers in China, we cannot assure you that the United States Department of Justice or other federal or state regulatory authorities will not deem our business as being in violation of the UIGEA or any of the laws mentioned above if purchase orders are placed on our platform from users in the United States not successfully blocked by our system. Violations of such laws can lead to criminal and civil penalties, including substantial fines, injunctions, damage claims and jail terms for persons accountable.

As a precaution, we have implemented technological and other measures to prevent persons in the United States from accessing our websites and mobile applications. These measures could fail or otherwise be inadequate, either currently or as a result of future technological developments. This may result in allegations or accusations of our violations of the above-mentioned or other applicable laws or regulations of the United States, and actions brought against us based on such violations, which could have a material adverse effect on our operations, financial performance and prospects.

Our service agreements with certain third-party Internet companies may be amended or terminated.

We generate a portion of our net revenues pursuant to cooperation agreements with certain third-party Internet companies. We build and maintain embedded lottery purchase webpages for websites of these Internet companies which redirect user purchase orders to our websites. We pay these third-party Internet companies a predetermined fixed percentage of the total purchase amount generated by purchase orders redirected to us from their websites. In 2010, 2011, 2012 and the nine months ended September 30, 2013, such payments to certain Internet companies accounted for 6.5%, 6.2%, 4.7% and 5.6% of our net revenues, respectively. We also provide lottery information packages to the lottery information channels of some portal websites. The third-party Internet companies that we work with may request amendments to the material terms of our cooperation agreements in a manner that is unfavorable to us or decide to terminate such cooperation agreements. In particular, if any of these companies decide to start offering its own online lottery services after terminating its cooperation arrangement with us, users formerly redirected to our websites through websites of these companies may decide to use these companies’ services instead, which would have a negative impact on our net revenues.

We are exposed to contractual claims by third parties arising from regulatory actions, which could damage our reputation and results of operations.

We have entered into various service, online payment and advertisement agreements with a number of third parties. Many of these agreements contain warranties, indemnities and termination provisions in which we have made representations and warranties to the counterparties as to the legitimacy of our operations and our compliance with relevant laws and regulations. If a claim or regulatory action is brought against our counterparties alleging that our historical business conduct breached such provisions on which our counterparties have relied, whether as a result of judicial proceedings or a change of law or otherwise, we may face material claims or regulatory actions and may owe damages to the relevant third parties. We may also remain liable for any outstanding fees payable to the counterparty of an agreement which has been terminated.

Any extended periods in the future without our users winning substantial prizes could result in losses in revenues and profits for us.

As of September 30, 2013, three prizes of over RMB10 million, 55 prizes of RMB5 million to RMB10 million, and 365 prizes of RMB1 million to RMB5 million had been awarded to users who purchased their lottery products using our online lottery service platform. Our users’ record of winnings is one of the factors contributing to our ability to attract new users and retain existing users. Winning of number-based lotteries arise purely by chance during the lottery draws. No assurance can be given that there will not be long periods in the future without any of our users winning a prize of significant amount, which could lead to a reduction in user activity and therefore a shortfall in our revenue and profit.

Our operations and services relating to sports lottery products depend on the scheduling and live broadcasting of major sports events.

Our operations and services relating to sports lotteries are affected by the scheduling and live broadcasting of the underlying sports events. In particular, a significant portion of our service fees are derived from results of international soccer games. Disruptions to the scheduling and broadcasting of those games may have a material impact on our results of operations. In some instances, the scheduling of major sports events occurs seasonally (for example, European soccer) or at regular but infrequent intervals (for example, the FIFA World Cup). The cancellation, postponement or curtailment of significant sports events, due to, among other things, adverse weather conditions, terrorist acts, other acts of war or hostility or the outbreak of infectious diseases, or cancellation of, disruption to, or postponement of the live broadcasting of such sports events, due to contractual disputes, technical or communication problems, or the insolvency of a major broadcaster, could materially adversely affect our operations and services relating to sports lotteries.

Future strategic acquisitions may have a material adverse effect on our business, reputation and results of operations.

Although we have no current acquisition plans, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business if we are presented with appropriate opportunities. Future acquisitions and subsequent integration of newly acquired assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased cost and delay.

Negative publicity about our operations, or problems such as underage and compulsive lottery activities, fraud and corruption in sports matches may adversely affect our reputation and business.

Social responsibility policies are a key consideration in lottery laws and regulations. There are concerns as to the ability of online lottery service providers to effectively block minors from purchasing lottery products online and the possible increase in compulsive lottery activity due to the relative ease of making online lottery purchases. Publicity regarding such concerns could harm our brand and image. If the perception develops that online lottery operators or the lottery industry as a whole is failing to adequately protect minors and vulnerable lottery purchasers, we may face increased social resistance. Damage to the industry’s reputation could also lead to the withdrawal of support for the industry from the government or the tightening of regulations, which may have a material adverse effect on our business.

Negative publicity about potential fraud (including money laundering) and corruption in sports matches (including collusion and match-fixing), even if not directly or indirectly connected with us or our services, may adversely impact our reputation and the willingness of the public to participate in the purchase of sports lotteries. As a result, the number of potential users available to us could be adversely affected.

Undetected errors with regard to historical or real-time data in our information platform could adversely affect our user experience, which may materially and adversely affect our reputation and business.

As of September 30, 2013, our information database provided to our users real-time updated information on all 13 national lottery products and 55 provincial lottery products, as well as historical data, charts analytical tools and account management tools and functions. Although we intend to ensure the accuracy and reliability of all data in our information database, in a number of instances, users have complained on online forums of being misled by the wrong historical data and users have also alleged that the winning numbers posted by us differ from the actual winning numbers published by the relevant national or provincial lottery administration centers. Such complaints and allegations, whether with or without merit, may damage our reputation as a credible online lottery service provider and adversely affect user experience, which could materially and adversely affect our reputation and business.

We may fail to detect fraudulent activities of our users or employees.

Online transactions may be subject to sophisticated schemes or collusion to defraud or other illegal activities, and there is a risk that our platform may be used for those purposes either by our users or our employees. While we make continuing efforts to protect our business and our users from such illegal activities, including a user identity verifying system and pre-payment procedures to protect against fictitious transactions, the controls and procedures we have implemented may not be effective in all cases. Failure to protect our operations and our users from fraudulent activity either by other users or our employees could result in reputational damage to us and could materially and adversely affect our results of operations.

We rely on individual employees to handle prize collection using their personal bank accounts, which creates a risk of misappropriation of funds.

Under the current prize payout rules for national and provincial lottery products, prizes can only be claimed by natural persons who present the winning lottery tickets at the time of collection. Since we do not distribute physical tickets to individual users and need to collect prizes on behalf of the winning users, we rely on certain of our employees to maintain bank accounts opened in their individual names into which winning prizes are first deposited before they are transferred into the bank account of Shenzhen Youlanguang Technology Co., Ltd., or Youlanguang Technology, which then allocates the prize money to the winners’ accounts. We have adopted several measures to ensure that such individual accounts are under our strict control. See “Our Business—

Purchase Order Processing and Prize Collection.” Although we have never had an incident where prize money deposited in an employee’s account was misappropriated, there is no assurance that misappropriations of prize money will not happen in the future, which could have an adverse effect on our reputation and financial results.

Failure to adequately protect user account information could have a material adverse effect on us.

We process our users’ personal data (including name, address, age, bank details and lottery purchase history) as part of our business and therefore must comply with data protection laws in China. Data protection laws restrict our ability to collect and use personal information relating to our users and potential users. Notwithstanding our IT and data security and other systems, we may not be effective in detecting any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses and cyber crime. We are exposed to the risk that personal data could be wrongfully accessed and/or used, whether by employees, users or other third parties, or otherwise lost or disclosed or processed in breach of data protection laws. If we or any of the third party service providers whom we rely on fail to transmit users information and payment details online in a secure manner or if any such theft or loss of personal users data were to otherwise occur, it could subject us to liabilities under the data protection laws or result in the loss of the goodwill of our users.

We have no insurance coverage against product liability claims or business interruptions.

As the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business insurance products. We do not have any product liability insurance or business interruption insurance. As we continue to increase the number of lottery products we service, we may be increasingly exposed to claims related to such lottery products. Any such claims, business disruption, or natural disaster could result in us incurring substantial costs and a diversion of our resources away from our business, which would have an adverse effect on our business and results of operations.

We plan to incur significant costs on a variety of marketing efforts designed to increase our net revenues and some marketing campaigns and methods may not be effective.

We have been and plan to continue to engage in a variety of different marketing efforts tailored to our targeted users to increase our user base and user activity level. For more details, see “Business—Sales, Marketing and Branding” and “Business—Our Strategies—Strengthen our brand name by concerted sales and marketing efforts.” Our marketing activities, which we expect to involve significant costs, may not be well received by users and may not result in increases in net revenues that we anticipate. Marketing approaches and tools in the online lottery market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

We might not be able to adequately protect our intellectual property rights.

We believe our trademarks, software, technology know-how and other intellectual property provide competitive advantages to us, which are important to our achievements to date and our future success. We have invested significant resources to develop our brand name, 500wan, which is an important asset to us. We cannot assure you that steps taken to protect our intellectual property rights will be sufficient to prevent infringement of our intellectual property rights. If we fail to adequately protect our intellectual property rights, including our rights in our trademarks and know-how, it could have a material adverse effect on our operations.

The validity, enforceability and scope of protection available under intellectual property laws with respect to the Internet industry in China are uncertain and evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend our copyrights or other intellectual property rights or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and any adverse determination thereof could result in substantial costs and diversion of resources and management attention away from our business.

We may be subject to allegations or liabilities for infringement of third-party intellectual property rights based on the content available on our websites or information services we provide.

We provide our users with real-time and historical lottery-related news, data, analyses, real-time match scores and other content on our information platform. We obtain such content from a third-party professional sports information agency as well as publicly available sources. The user forum of our websites also hosts a significant amount of content generated by our users. We cannot assure you that we will not be subject to allegations, claims or lawsuits by third parties regarding the use of lottery or sports related information or any other content on our websites, which may infringe upon the intellectual property rights of such third parties. If such claims are found valid by the courts and we are ordered to remove the content from our websites, our information platform will become less attractive and our user experience and satisfaction will be adversely affected. Even if we successfully defend ourselves against such claims or allegations, we could nevertheless incur considerable costs in such defense or suffer reputational damage due to the negative publicity associated with such claims or allegations.

We rely on our senior management and key employees.

Our success is dependent upon the expertise and continued service of our senior management and other key personnel. Our founder, Chairman and Chief Executive Officer, Mr. Man San Law, has 12 years of experience in the lottery service industry. Mr. Law is a pioneer of the online lottery service market who has been at the forefront of developing innovative online products and solutions and has established relations with market participants in China. Most of our senior management team members have 12 years of experience in information technology or Internet related industries. They are crucial to our smooth operation and continued innovation. In addition, we rely on a limited number of specialized staff members in certain areas of our IT operations where we do not receive support from external service providers. Furthermore, our ability to expand our operations to accommodate our anticipated growth will also depend on our ability to attract and retain additional personnel such as qualified risk managers, finance, management, marketing, technical and other personnel. Competition for these employees is intense due to the limited number of qualified personnel. It may be difficult for us to manage our business and meet our objectives if we fail to attract and retain such personnel and our results of operations or financial condition may be adversely affected.

We are dependent on external service providers with respect to payment and settlement processing, and the provision of faulty services by these providers could lead to financial loss and damage to our reputation.

We are dependent on cooperation with external service providers with specialist knowledge and technology for processing lottery purchase orders. This includes, among other things, data and voice communication, procurement, installation, further development, maintenance and servicing of hardware and software, server housing and payment processing. It is possible that one or more of the external service providers do not perform the services, or that they do not perform them in a timely and accurate manner. It is therefore possible that, due to failures or omissions by the external service providers that we have engaged, we will not be in a position to perform our own services faultlessly or on time. This could lead to revenue losses, liability for damage, and substantial damage to our reputation.

We depend on payment processing for the success of our business.

We require our users to deposit funds in their registered accounts in advance of any lottery purchases. Users’ prize money are also deposited in and withdrawn from their respective accounts. Therefore, the provision of convenient, trusted and effective payment processing services to our users and potential users is critical to our business. If there is any deterioration or perceived deterioration in the quality of the payment processing services provided by us or any interruption to those services, or if our payment processing services are not performed in a timely manner, our users and potential users may be deterred from using our online lottery services, and we may be subject to user complaints and allegations concerning the mishandling of their funds, which may damage our reputation and have a material adverse effect on our business and results of operations.

Our quarterly net revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of our net revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Other factors that may affect our financial results include, among others:

•	seasonality of sports events on which sport lotteries are based;

•	change of lottery issuance schedules by the lottery issuance authorities;

•	changes in government policies or regulations, or their enforcement;

•	economic conditions in China and worldwide; and

•	geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics.

Our operating results tend to be seasonal. For instance, we may have lower net revenues during the first quarter of each year primarily due to the Chinese New Year holidays in that quarter.

We could be subject to administrative penalties or business losses if our current user identity verifying system cannot sufficiently prevent us from taking purchase orders from underage users.

According to the Regulation on Administration of Lottery issued by the State Council which came into effect on July 1, 2009, a lottery service provider may be subject to administrative penalties from the local civil affairs authority or the sports administration authorities if it takes lottery purchase orders from underage users. The lottery administration centers have the right to terminate their service agreements with a service provider if it becomes subject to administrative penalties. It is still unclear which security mechanisms have to be introduced for online service providers to protect minors. Although we have adopted a user identity verifying system which allows us to filter out underage users, we cannot assure you that our current system is sufficient for us to identify all underage users. If the relevant authorities determine that we are in violation of any relevant regulations, we may be subject to administrative penalties and we may lose our service agreements with the lottery operation centers.

In addition, a registration process that is as simple as possible and takes only a short time to complete is an important factor in our ability to attract new users. Currently, the age verification step of our registration process is relatively simple. If it becomes apparent that this measure is inadequate, the registration process might have to be made more lengthy and difficult for more in-depth checks, such as requiring users to provide a copy of their Chinese ID card or other identification documents as part of the registration process, which could decrease the number of new registrations or lead to a decrease in users. This could have a material adverse effect on our financial condition and results of operations.

In the course of preparing our consolidated financial statements, we have identified material weaknesses and other control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

We will be subject to reporting obligations under U.S. securities laws after this offering. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company and have had limited accounting personnel and other resources with which to address our internal control over financial reporting. We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2012, have identified certain material weaknesses and a control deficiency, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) insufficient personnel with U.S. GAAP expertise in the preparation of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements; and (ii) lack of an effective independent oversight function to prevent and detect misstatements in financial statements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they may be required to do after we become a public company. In light of the number of material weaknesses and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Following the identification of these material weaknesses and other control deficiencies, we have begun taking measures and plan to continue to take measures to remedy these weaknesses and deficiencies. However, the implementation of these measures may not fully address these material weaknesses and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these material weaknesses and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2014. In addition, beginning at the same time, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting. If we fail to remedy the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

U.S. GAAP prescribes how we account for share-based compensation and may have an adverse impact on our results of operations or the price of our ADSs. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the consolidated statement of comprehensive income generally based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in the Internet and the lottery business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in the Internet and lottery businesses. We conduct our operations in China principally through contractual arrangements among our wholly owned PRC subsidiary, E-Sun Sky Computer, our consolidated affiliated entities in the PRC and their respective shareholders. Our online lottery services were primarily provided through E-Sun Sky Network, the wholly owned subsidiary of E-Sun Network. E-Sun Sky Network owns and manages our operating websites, namely, www.500wan.com and www.500.com. Guangtiandi Technology and Yonglanguang Technology were established to provide technical support to E-Sun Sky Network. Youlanguang Technology provides services to E-Sun Sky Network relating to the management of our users’ registration information and accounts, while Guangtiandi Technology provides services to E-Sun Sky Network relating to the implementation of the technical interface with the provincial lottery administration centers, the maintenance of our lottery ticket database, and the printing of lottery tickets when needed for the purpose of prize collection. Our contractual arrangements with E-Sun Network, Guangtiandi Technology, Youlanguang Technology and their respective shareholders (i) enable us to exercise effective control over these entities, and (ii) give us the obligation to absorb losses and the right to receive benefits of these entities, requiring us to treat them as our consolidated affiliated entities and to consolidate their operating results. For a detailed discussion of these contractual arrangements, see “Our History and Corporate Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are open to varying interpretations and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we are not in compliance with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in the Internet and lottery businesses in China, we rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders to operate our business in China. If we had direct ownership of E-Sun Network, Guangtiandi Technology or Youlanguang Technology, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of E-Sun Network, Guangtiandi Technology or Youlanguang Technology, which in turn could effectuate changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements that were executed on June 1, 2011 and amended on May 2, 2013, we rely on our consolidated affiliated entities and their respective shareholders’ performance of their contractual obligations to exercise effective control over our business in China. In addition, our contractual arrangements generally have a term of 10 years with an automatic extension for a number of years to be determined by E-Sun Sky Computer, which is subject to E-Sun Sky Computer’s unilateral termination right. In general, neither our consolidated affiliated entities nor their respective shareholders may terminate the contracts prior to the expiration date. However, the shareholders of E-Sun Network, Guangtiandi Technology or Youlanguang Technology may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entities and their respective shareholders. We may replace the shareholders of our consolidated affiliated entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law, arbitration and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.” Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over these consolidated affiliated entities.

Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

Our consolidated affiliated entities and their respective shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, which may not be effective.

All of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as compared to certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be adversely affected.

Contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within 10 years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among E-Sun Sky Computer, our wholly owned subsidiary in China, our consolidated affiliated entities in China and their respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose interest on late payments on our consolidated affiliated entities for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase significantly or if they are required to pay interest on late payments.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

We provide no incentives to the shareholders of our consolidated affiliated entities for the purpose of encouraging them to act in our best interests in their capacity as the shareholders of our consolidated affiliated entities. We may replace any of the shareholders of our consolidated affiliated entities at any time pursuant to the amended and restated equity option agreements. In addition, each of the shareholders of our consolidated affiliated entities has executed a power of attorney to appoint E-Sun Sky Computer or any person designated by E-Sun Sky Computer to vote on their behalf and exercise full voting rights as shareholders of the consolidated affiliated entities. We cannot assure you that when conflicts arise, the shareholders of our consolidated affiliated entities will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated affiliated entities, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our wholly owned PRC subsidiary, E-Sun Sky Computer, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If E-Sun Sky Computer incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements E-Sun Sky Computer currently has in place with our consolidated affiliated entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, E-Sun Sky Computer, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as E-Sun Sky Computer is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of E-Sun Sky Computer to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may limit our use of the proceeds we receive from this offering to fund our expansion or operations.

In utilizing the proceeds we receive from this offering in the manner described in “Use of Proceeds,” as an offshore holding company with a PRC subsidiary, we may (i) make additional capital contributions to our existing PRC subsidiary, E-Sun Sky Computer, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the PRC Ministry of Commerce or its local counterparts;

•

loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed the statutory limit, which is the difference between the registered capital and the amount of total investment as approved by the Ministry of Commerce or its local counterparts, and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branches; and

•

loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. We expect that if we convert the net proceeds we receive from this offering into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiary. Such business scope includes “technical services,” which we believe permits our PRC subsidiary to purchase or lease servers and other equipment for their own technical data and research and to provide operational support to our consolidated affiliated entities. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiary. Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 9, 2011, which expressly prohibits foreign-invested enterprises from using the registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, repay inter-company loans or repay bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from an offering to our PRC subsidiaries and convert the net proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

We expect that the PRC regulations of loans and direct investment by offshore holding companies to PRC entities may continue to limit our use of the proceeds we receive from this offering. There are no costs associated with registering loans or capital contributions with relevant PRC governmental authorities, other than nominal processing charges. Under the relevant PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed time period, which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delays. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from this offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

Risks Related to Doing Business in China

The complexities, uncertainties and rapid changes in PRC regulation of Internet business and companies require significant resources for compliance.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

•

There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. The major permits and licenses that could be involved include, without limitation, the Permit for Operation of Value-Added Telecom Services, or VAS license, issued by the Ministry of Industry and Information Technology, or the MIIT. Pursuant to the VAS license issued to E-Sun Sky Network by Telecommunication Management Bureau of Guangdong Province in February 2013, E-Sun Sky Network is permitted to provide internet information services within Guangdong Province. The license is effective until September 2017. We need to renew each of the licenses upon its expiration, and apply for permits and alteration of the license in advance of any change to the license holder regarding its shareholding structure, controlling shareholders, merger and acquisition, business scope and etc, and apply for alteration of the license for any change to the name, legal representative of the license holder. However, we cannot assure you that each of the licenses will be successfully and timely renewed, or that the license will continue to cover all aspects of our online lottery service business upon its renewal. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and the discontinuation of or restriction on our operations. Any such disruption in our operations may have a material and adverse effect on our results of operations.

•

New laws and regulations that regulate Internet activities, including online lottery services, may be promulgated. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

•

We only have contractual control over our operating websites, namely, www.500wan.com and www.500.com. We do not directly own our websites due to the restriction of foreign investment in businesses providing value-added telecom services in China, including Internet content provision services. If the authorities challenge our corporate structure or rights to our websites, it could significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other adverse effects on us.

The interpretation and application of existing PRC laws, regulations and policies and any new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, the Internet business in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet business.

In addition, new laws and regulations governing the use of the Internet could be issued at the national or provincial level, or existing regulations could be interpreted more strictly. No assurance can be given that business on the Internet in general or our online services in particular will not be adversely impacted by further regulations. Technical limitations on Internet use can also be developed or implemented. For example, restrictions can be implemented on personal Internet use in the workplace in general or access to our site in particular. This could lead to a reduction of user activities or a loss of users which in turn could have a material adverse effect on our financial condition and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering. Any requirement to obtain prior CSRC approval could delay, or create uncertainties regarding, this offering, and our failure to obtain this approval, if required, could have a material adverse effect on our business, results of operations, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory authorities, including the CSRC, jointly promulgated the 2006 M&A Rules, which were later amended on June 22, 2009. According to the 2006 M&A Rules, an offshore special purpose vehicle, or SPV, refers to an overseas company controlled directly or indirectly by domestic companies or individuals for purposes of overseas listing of equity interests in domestic companies (defined as enterprises in the PRC other than foreign-invested enterprises). If an SPV purchases, for the purpose of overseas listing, the equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV, then the overseas listing by the SPV must be approved by the CSRC. The application of the 2006 M&A Rules remains unclear, with no consensus currently existing among PRC law firms regarding the scope of CSRC jurisdiction. The CSRC currently has not issued any definitive rule concerning whether offerings like this offering are subject to the 2006 M&A Rules.

Our PRC counsel has advised that the 2006 M&A Rules do not require us to obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, given that:

•	the CSRC approval requirement applies to SPVs that acquired equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV and seek overseas listing; and

•

our PRC operating subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between our company, our PRC subsidiary and any of our consolidated affiliated entities, including, among others, the Equity Interests Pledge Agreements and the Irrevocable Power of Attorney, either by each agreement itself or taken as a whole, as a type of acquisition transaction falling under the 2006 M&A Rules.

However, if the CSRC subsequently determines that its prior approval is required, we may face regulatory action or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict our remittance of the proceeds from this offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

We cannot predict when the CSRC may promulgate additional rules or other guidance, if at all. If implementing rules or guidance are issued prior to completion of this offering and consequently we conclude that we are required to obtain CSRC approval, this offering will be delayed until we obtain CSRC approval, which may take several months or longer. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under the 2006 M&A Rules. Uncertainties or negative publicity regarding the 2006 M&A Rules could have a material adverse effect on the trading price of our ADSs.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We receive all of our service fees in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

The exchange rates between the Renminbi and the U.S. dollar and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the Renminbi has traded stably within a narrow range against the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate further against the U.S. dollar. See “Exchange Rate Information.” However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals.

As we may rely on dividends and other fees paid to us by our subsidiaries and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, net revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars received from our initial public offering into Renminbi for our operations, an appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Our operations may be adversely affected by changes in China’s political, economic and social conditions.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industrial development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decade, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results. Any significant increase in China’s inflation rate could increase our costs and have a negative impact on our operating margins. In addition, any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations.

Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the new enterprise income tax law, or the EIT Law, and its implementation rules, or the Implementation Rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax, or EIT, at the rate of 25% on its global income. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied: (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights frequently reside in the PRC. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by PRC individuals. We do not believe that any of 500.com Limited, Fine Brand Limited or 500wan HK Limited meets all of the criteria above. Although we conduct our business principally through contractual arrangements among our wholly owned PRC subsidiary and our consolidated affiliated entities in the PRC, and decisions relating to our financial and human resource matters are made by personnel of our wholly owned PRC subsidiary and our consolidated affiliated entities in the PRC, each of 500.com Limited, Fine Brand Limited or 500wan HK Limited is a company incorporated outside the PRC. As holding companies, these three entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. While we do not believe we would be considered a resident enterprise, if the PRC authorities were to subsequently determine that we should be so treated, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our financial condition and results of operations.

Pursuant to the EIT Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement and provided that relevant tax authorities approved the foreign investors as the beneficial owners of such dividends under applicable tax regulations. We are a Cayman Islands holding company and substantially all of our income may come from dividends from our PRC subsidiary, E-Sun Sky Computer, through our Hong Kong holding company. The Cayman Islands do not have such a tax treaty with China. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income between China and Hong Kong entered into in August 2006, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. To the extent these dividends are subject to withholding tax, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, will be reduced.

In addition, because there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC corporate shareholders and ADS holders, your investment in our ADSs or ordinary shares may be materially and adversely affected.

Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. If we are not considered a resident enterprise, we cannot assure you that any dividends distributed to our Hong Kong holding company will be eligible for a reduced withholding tax rate under the applicable treaty. In addition, we cannot assure you that any dividends to be distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement if we are considered a resident enterprise.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax of rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise such Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format for reporting an Indirect Transfer to the relevant tax authority of the PRC resident enterprise. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our offshore restructuring transactions, if any of such transactions were to be determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may be at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

As our main operating entities and a substantial majority of our assets are located in China, PRC laws and the PRC legal system in general may have a significant impact on our business operations. Although China’s legal system has developed over the last several decades, PRC laws, regulations and legal requirements remain underdeveloped relative to the United States. Moreover, PRC laws and regulations change frequently and their interpretation and enforcement involve uncertainties. For example, the interpretation or enforcement of PRC laws and regulations may be subject to government rules or policies, some of which are not published on a timely basis or at all. In addition, the relative inexperience of China’s judiciary in some cases may create uncertainty as to the outcome of litigation. These uncertainties could limit our ability to enforce our legal or contractual rights or otherwise adversely affect our business and operations. Furthermore, due to the existence of unpublished rules and policies, and since newly issued PRC laws and regulations may have retroactive effect, we may not be aware of our violation of certain PRC laws, regulations, policies or rules until after the fact.

A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

In October 2005, SAFE, issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment, whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75.

We are committed to complying, and to ensuring that our shareholders and beneficial owners who are PRC citizens or residents comply, with SAFE Circular 75 requirements. We have requested our beneficial owners who are PRC residents to complete the registration under SAFE Circular 75, if applicable. As of the date of this prospectus, our beneficial shareholders Ping Yuan, Jiepin Fu, Bo Zou, Ying Zou, He Li, Xue Li and Man San Law have completed their SAFE Circular 75 registrations with the Shenzhen branch of SAFE and they are expected to update and amend such registrations to reflect the development of our company, including reservation of ordinary shares under our 2011 share incentive plan, the redemption and issuance of our ordinary shares in 2012, Xiaojun Xu ceasing to be our beneficial shareholder, the issuance and sales of the convertible note and exchangeable notes, the concurrent private placement to Sequoia, recent change of our company name, the issuance and sales of our ordinary shares in October 2013 and this offering. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 75, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and legal or administrative sanctions.

On February 15, 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Publicly-Listed Companies, or the Share Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Ownership Plans or Share Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Share Option Rules and other relevant rules and regulations, PRC residents who participate in share incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a share incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “Regulations—Regulations on Foreign Exchange.”

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm issued the audit report included in this prospectus and will issue audit reports filed with the SEC in the future. Generally, an auditor of companies that are traded publicly in the United States is registered with the Public Company Accounting Oversight Board (United States), or PCAOB, and is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. However, as our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms outside of China conducted by PCAOB have identified deficiencies in those firms’ audit procedures and quality control procedures. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China, alleging that the accounting firms refused to produce audit papers and other documents related to certain China-based companies that were under investigation by the SEC for potential accounting fraud. The independent registered public accounting firm that will issue the audit reports included in this prospectus and our future annual reports to be filed with the SEC is one of the five accounting firms named in the SEC’s proceedings, and we may be adversely affected by the outcome of the proceedings.

The PCAOB announced on May 24, 2013 that it had entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with CSRC and the Ministry of Finance of China. The MOU establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the US and the PRC. The PCAOB continues to engage in discussions with the CSRC and Ministry of Finance of China to permit joint inspections in China of audit firms that are registered with the PCAOB and audit China based companies that trade on U.S. exchanges.

However, the SEC administrative proceedings are ongoing and it is unclear what impact, if any, the MOU will have on the SEC proceedings. If the SEC prevails in the proceedings, our independent registered public accounting firm and the other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue serving as auditors for China-based companies listed in the U.S. If none of the China-based auditors are able to continue serving as auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Exchange Act following the listing of our ADSs in the U.S., which may ultimately result in our deregistration by the SEC and delisting from the NYSE.

Risks Related to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price of our ADSs may fluctuate significantly.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares represented by the ADSs. If an active public market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs may be adversely affected. We have applied to list our ADSs on the NYSE. A liquid public market for our ADSs may not develop. The public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which the ADSs are traded after this offering may decline below the public offering price, meaning that you may experience a decrease in the value of your ADSs regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our results of operations.

Future sales or perceived sales of our ADSs or ordinary shares by existing shareholders could cause our ADSs price to decline.

If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our ordinary shares in the public market after the 180-day contractual lock-up period and the lapse of other legal restrictions on resale discussed in this prospectus, the trading price of our ordinary shares could decline. Upon closing of this offering and the concurrent private placement to Sequoia, we will have 329,288,220 outstanding ordinary shares. All ADSs sold in this offering will be freely tradable, without restriction, in the public market. The representative of the underwriters may, in its sole discretion, permit any party subject to lock-up agreements to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements pertaining to this offering expire (180 days or more from the date of this prospectus), all of our outstanding shares will be eligible for sale in the public market, but they will be subject to volume limitations under Rule 144 under the Securities Act. In addition, ordinary shares subject to outstanding options under our share incentive plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

Because the public offering price is substantially higher than our pro forma net tangible book value per ADS, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$7.30 per ADS (assuming (i) the automatic conversion of the convertible note issued to Sequoia into Class B ordinary shares immediately upon completion of this offering, based on a conversion price of US$0.80 per ordinary share, which, pursuant to the convertible note, equals to 80% of the public offering price of our ADS adjusted to reflect our ADS-to-ordinary share ratio and based on an assumed public offering price of US$10.00 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, (ii) the issuance and sale of Class B ordinary shares to Sequoia in connection with the concurrent private placement at an assumed public offering price of US$10.00 per ADS, the mid-point of the estimated range of the public offering price shown on the front cover of this prospectus, and (iii) no exercise of outstanding options to acquire Class A ordinary shares or the underwriters’ option to acquire additional ADSs), representing the difference between our pro forma net tangible book value per ADS as of September 30, 2013, after giving effect to this offering and the assumed public offering price of US$10.00 per ADS (the mid-point of the estimated range of the public offering price shown on the front cover of this prospectus). In addition, you may experience further dilution to the extent that our Class A ordinary shares are issued upon the exercise of outstanding share options. Substantially all of the Class A ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the public offering price per ADS in this offering.

Future issuance of share options or restricted shares may have a diluting effect on existing and future shareholders.

The grant and exercise of share options or restricted shares to be issued in the future will likely result in a dilution of the value of our ordinary shares for all shareholders. We established a 2011 Share Incentive Plan under which we are able to issue up to 12% of our issued and outstanding ordinary shares from time to time. We subsequently adjusted the exercise prices of certain options granted in June 2012. For more details, see “Management—Share Incentive Plan.” We may in the future issue additional share options and other share-based awards under the plan, which may dilute the interest of the existing and future shareholders. See “Management—Share Incentive Plan.” Moreover, we may seek authorization to increase the number of shares subject to our 2011 Share Incentive Plan, or sell additional securities and/or rights to purchase such securities at any time in the future. Dilution of the value of the ordinary shares will likely result from such sales, which in turn could adversely affect the market price of our ordinary shares and ADSs.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on our financial statements and the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a passive foreign investment company, or PFIC, for 2013, and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated affiliated entities for United States federal income tax purposes. If it is determined that we do not own the stock of our consolidated affiliated entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we would likely be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Taxation—Material United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” We cannot assure you that we will not be a PFIC for 2013 or any future taxable year.

You may not be able to participate in rights offerings and may experience dilution of your holdings in relation to any such offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs may be volatile and could fluctuate widely in response to factors relating to our business as well as external factors beyond our control. Factors such as variations in our financial results, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors could cause the market price for our ADSs to change substantially. At the same time, securities markets may from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in late 2008 and early 2009, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.

In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance. Any of these factors may result in large and sudden changes in the trading volume and price for our ADSs.

Holders of our Class B ordinary shares will control the outcome of shareholder actions in our company.

Under our amended and restated memorandum and articles of association, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares upon completion of this offering. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 10 votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs, upon completion of this offering and the concurrent private placement to Sequoia, holders of our Class B ordinary shares will hold 271,428,220 Class B ordinary shares, or 82.4% of the combined total outstanding ordinary shares (representing 97.9% of the total voting rights) in our company, which include (i) Class B ordinary shares redesignated from our ordinary shares outstanding prior to completion of this offering, (ii) Class B ordinary shares to be automatically converted from the convertible note and (iii) Class B ordinary shares to be issued and sold by us to Sequoia in connection with the concurrent private placement, in both cases assuming a public offering price of US$ per ADS, the mid-point of the estimated range of the public offering price as set forth on the cover page of this prospectus. Their shareholding, in particular the greater voting rights of the Class B ordinary shares, gives Class B ordinary shareholders the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NYSE requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, holders of our Class B ordinary shares could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

As a result of their ownership of Class B ordinary shares, the voting power of holders of our Class B ordinary shares may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, their voting power may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Similarly, they may approve a merger or consolidation of our company that may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company, which may not operate our current business model and dissenter rights may not be available to you in such an event. See “Description of Share Capital—Differences in Corporate Law—Mergers and Similar Arrangements” for a detailed discussion of the merger and consolidation provisions under Cayman Islands law. In addition, holders of our Class B ordinary shares are not prohibited from selling a controlling interest in us to a third party and may do so without your approval. If they sell a controlling interest in us to a third party or otherwise undergo a change of control, any acquiror or successor will be entitled to exercise the voting control and may do so in a manner that could vary significantly from that of our current holders of Class B ordinary shares.

Our dual-class share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our amended and restated memorandum and articles of association provide for a dual-class share structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Our existing shareholders, Sequoia and Blue Ivy Investment Limited, if Sequoia, Blue Ivy Investment Limited exercise their options to exchange certain exchangeable notes into our Class B ordinary shares held by certain of our current shareholders upon completion of this offering (and two third parties independent to Blue Ivy Investment Limited and us upon a contemplated transfer from Blue Ivy Investment Limited to such third parties prior to the consummation of this offering), will together hold 271,428,220 Class B ordinary shares upon completion of this offering, each of which is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Due to the disparate voting rights attached to these two classes, our existing shareholders will have significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Anti-takeover provisions in our charter documents may discourage a third party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.

We have adopted an amended and restated memorandum and articles of association that will become effective upon completion of this offering. Our amended and restated memorandum and articles of association will include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. For example, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although a judgment obtained in the United States will be recognised and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. You should also read “Description of Share Capital—Differences in Corporate Law” for some of the differences between the corporate and securities laws in the Cayman Islands and the United States.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct our operations exclusively in China and most of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct our operations exclusively in China. All of our assets are located outside the United States. Most of our directors and officers reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforcement of Civil Liabilities.”

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Your ability to protect your rights as shareholders through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

We have considerable discretion in the application of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate or other purposes with which you do not agree or that do not improve our profitability or increase our ADS price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is five days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

The depositary of our ADSs will, except in limited circumstances, grant to us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for holders of ADSs to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs, represented by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we think or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-oxley act of 2012 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, and NYSE, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our goals and strategies;

•	our prospects, business development, growth of our operations, financial condition and results of operations;

•	the expected growth of the online lottery market in China;

•	our plans to enhance user experience, upgrade our infrastructure and increase our service offerings;

•	our expectations regarding demand for and market acceptance of our services;

•	potential regulatory changes;

•	competition in our industry in China;

•	our planned use of proceeds; and

•	fluctuations in general economic and business conditions in China.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business,” “Regulations” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The online lottery industry may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online lottery industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately US$65.0 million consisting of (i) US$50.0 million from this offering after deducting underwriting discounts and commissions and the estimated offering expenses payable by us in connection with this offering and based upon an assumed public offering price of US$10.00 per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus) and (ii) US$15.0 million from the concurrent private placement to Sequoia. A US$1.00 increase (decrease) in the assumed public offering price of US$ 10.00 per ADS would increase (decrease) the net proceeds to us from this offering and the concurrent private placement to Sequoia by US$5.4 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us in connection with this offering and assuming (i) no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and (ii) the completion of the concurrent private placement to Sequoia.

We anticipate using the net proceeds of this offering for the following purposes:

•	approximately US$20 million for sales and marketing initiatives including advertising;

•	approximately US$10 million for research and development;

•	approximately US$5.0 million for continuing investment in our technology platform; and

•

the balance for other general corporate purposes, including working capital needs, incremental costs associated with being a public company, and potential acquisitions (although we are not currently negotiating any such acquisitions).

In addition, the purposes of this offering also include the retention of employees by providing them with equity incentives and the creation of a public market for our ordinary shares represented by the ADSs for the benefit of our shareholders.

The foregoing represents our intentions as of the date of this prospectus with respect to the use and allocation of the net proceeds of this offering and the concurrent private placement to Sequoia based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering and the concurrent private placement to Sequoia. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering and the concurrent private placement to Sequoia in a manner other than as described in this prospectus.

To the extent that the net proceeds we receive from this offering and the concurrent private placement to Sequoia are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing debt instruments or bank deposits. These investments may have a material adverse effect on the United States federal income tax consequences of your investment in our ADSs. It is possible that we may become a PFIC for United States federal income tax purposes, which could result in negative tax consequences for you. These consequences are described in more detail in “Risk Factors—Risks Related to Our ADSs and This Offering—We may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors” and “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

In utilizing the proceeds of this offering and the concurrent private placement to Sequoia, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary through loans or capital contributions and to our consolidated affiliated entities through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or our consolidated affiliated entities or make additional capital contributions to our PRC subsidiary to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may limit our use of the proceeds we receive from this offering to fund our expansion or operations.”

DIVIDEND POLICY

In 2010, we declared dividends of RMB159.9 million (US$26.1 million) to our shareholders. On December 6, 2012, we declared dividends of RMB90.0 million (US$14.7 million) to our shareholders. As of September 30, 2013, RMB94.5 million (US$15.4 million) of these dividends remained unpaid, which was repaid in full as of the date of this prospectus. See “Related Party Transactions—Related Party Loans and Other Payments” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Purchasers of ADSs in this offering are not eligible to receive any portion of these previously declared and outstanding dividends.

We currently intend to retain all available funds and any future earnings to finance our business and to fund growth and expansion of our business and, therefore, do not expect to pay any cash dividends on our ordinary shares, including those represented by ADSs, in the foreseeable future. We currently have no specific intention to issue share dividends in the future.

Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC subsidiary. Certain payments from our PRC subsidiary to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserve fund is not distributable as loans, advances or cash dividends. The reserve fund can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Risk Factors—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2013 presented on:

•	an actual basis; and

•

as adjusted basis to give effect to (i) the redesignation of all of our outstanding ordinary shares immediately prior to this offering into Class B ordinary shares upon completion of this offering, (ii) the issuance and sales of US$20 million convertible note to Sequoia in October 2013, (iii) the automatic conversion of the convertible note issued and sold to Sequoia into Class B ordinary shares upon completion of this offering, based on a conversion price of US$0.80 per ordinary share, which, pursuant to the convertible note, equals to 80% of the public offering price of our ADSs adjusted to reflect our ADS-to-ordinary share ratio and based on an assumed public offering price of US$10.00 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, (iv) the issuance and sale of 15,000,000 Class B ordinary shares to Sequoia in a concurrent private placement at an assumed public offering price of US$10.00 per ADS on a per ordinary share basis, the mid-point of the estimated range of the public offering price shown on the front cover of this prospectus, and (v) the issuance and sale of the Class A ordinary shares in the form of 5,786,000 ADSs offered hereby at an assumed public offering price of US$10.00 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

The as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2013
	Actual		As adjusted
	RMB	US$	RMB	US$
	(in thousands)
Convertible note	—	—	—	—
Shareholders’ equity:
Ordinary shares, US$0.00005 par value per share, 931,878,540 shares authorized; 228,768,220 shares issued and outstanding	84	14	—	—
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized; shares issued and outstanding	—	—	18	3
Class B ordinary shares, par value US$0.00005 per share, 300,000,000 shares authorized; shares issued and outstanding	—	—	97	16
Additional paid-in capital(1)	258,802	42,288	809,631	132,293
Accumulated other comprehensive income	17,284	2,824	17,284	2,824
Accumulated deficit	(253,875)	(41,484)	(284,475)	(46,483)

Total shareholders’ equity	22,295	3,642	542,555	88,653

Total capitalization(1)	22,295	3,642	542,555	88,653

(1)	A US$1.00 increase (decrease) in the assumed public offering price of US$10.00 per ADS would increase (decrease) each of additional paid-in capital, total equity and total capitalization by US$5.4 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2013 was US$3.1 million, or US$0.01 per ordinary share, and US$0.13 per ADS. Net tangible book value per ordinary share is determined by dividing our net tangible book value by the number of outstanding ordinary shares. Our net tangible book value is determined by subtracting the value of our acquired net intangible assets, deferred initial public offering costs and total liabilities from our total assets. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after September 30, 2013, other than to give effect to (i) the redesignation of all of our outstanding ordinary shares immediately prior to this offering into Class B ordinary shares upon completion of this offering, (ii) the issuance and sales of US$20 million convertible note to Sequoia in October 2013, (iii) the automatic conversion of the convertible note issued and sold to Sequoia into Class B ordinary shares upon completion of this offering, based on a conversion price of US$0.80 per ordinary share, which, pursuant to the convertible note, equals to 80% of the public offering price of our ADSs adjusted to reflect our ADS-to-ordinary share ratio and based on an assumed public offering price of US$10.00 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, (iv) the issuance and sale of 15,000,000 Class B ordinary shares to Sequoia in connection with a concurrent private placement at an assumed public offering price of US$10.00 per ADS on a per ordinary share basis, the mid-point of the estimated range of the public offering price shown on the front cover of this prospectus, and (v) the issuance and sale of the 5,786,000 ADSs offered in this offering at an assumed public offering price of US$10.00 per ADS, the mid-point of the estimated public offering price range as set forth on the cover of this prospectus, with estimated net proceeds of US$50.0 million after deducting underwriting discounts and commissions and estimated offering expenses in connection with this offering, our pro forma net tangible book value as of September 30, 2013 would have been US$88.1 million, US$0.27 per outstanding ordinary share, including ordinary shares represented by our outstanding ADSs, and US$2.70 per ADS. This represents an immediate increase in pro forma net tangible book value of US$0.26 per ordinary share, or US$2.57 per ADS, to existing shareholders and an immediate dilution in pro forma net tangible book value of US$0.73 per ordinary share, or US$7.30 per ADS, to new investors in this offering. The following table illustrates such per ordinary share dilution:

Assumed public offering price per Class A ordinary share	US$	1.00
Net tangible book value per ordinary share as of September 30, 2013	US$	0.01
Increase in net tangible book value per ordinary share attributable to the sales and conversion of convertible note into ordinary shares	US$	0.08
Increase in net tangible book value per ordinary share attributable to price paid by Sequoia for the issuance of 15,000,000 ordinary shares to Sequoia at the midpoint of the estimated range of the public offering price of US$10.00 per ADS with net proceeds of US$15 million	US$	0.05
Increase in net tangible book value per ordinary share attributable to price paid by new investors	US$	0.13
Pro forma net tangible book value per ordinary share after the offering	US$	0.27
Dilution in net tangible book value per ordinary share to new investors in the offering	US$	0.73
Dilution in net tangible book value per ADS to new investors in the offering	US$	7.30

A US$1.00 increase (decrease) in the assumed public offering price of US$10.00 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$5.4 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering, the concurrent private placement and the automatic conversion by US$0.02 per ordinary share and US$0.19 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.08 per Class A ordinary share and US$0.80 per ADS, assuming (i) no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, (ii) the issuance of Class B ordinary shares by us to Sequoia in connection with the conversion of the convertible note and the concurrent private placement, and after deducting underwriting discounts and commissions and estimated offering expenses of the offering. The pro forma information discussed above is illustrative only. Our net tangible book value following the closing of this offering is subject to adjustment based on the actual public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes on a pro forma basis the differences as of September 30, 2013 between the existing shareholders and the new investors with respect to the number of ordinary shares represented by ADSs purchased from us, the total consideration paid and the average price per ordinary share paid before deducting underwriting discounts and commissions and estimated offering expenses of this offering. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share equivalent and per ADS equivalent is subject to adjustment based on the actual public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares Purchased		Total Consideration			Average Price per Ordinary Share Equivalent		Average Price per ADS Equivalent
	Number	Percent	Amount		Percent
Existing shareholders	228,768,220	70%	US$	27,177,311	24%	US$	0.12	US$	1.19
New investors*	97,860,000	30%	US$	85,010,000	76%	US$	0.87	US$	8.69

Total	326,628,220	100.0%	US$	112,187,311	100.0%	US$	0.34	US$	3.43

*	Includes (i) 25,000,000 ordinary shares issuable upon the automatic conversion of our US$20 million convertible notes, which were issued and sold to Sequoia in October 2013, immediately upon the completion of this offering, and (ii) 15,000,000 ordinary shares issuable in the concurrent private placement to Sequoia.

A US$1.00 increase (decrease) in the assumed public offering price of US$10.00 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$5.4 million, US$5.4 million and US$0.21, respectively, assuming (i) no change in the number of ADSs sold by us as set forth on the cover page of this prospectus, (ii) the issuance of Class B ordinary shares by us to Sequoia in connection with the conversion of the convertible note and the concurrent private placement and without deducting underwriting discounts and commissions and estimated offering expenses of this offering.

EXCHANGE RATE INFORMATION

Substantially all of our operations are conducted in China and all of our service fees are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of the RMB into U.S. dollars were made at RMB6.1200 to US$1.00, the noon buying rate on September 30, 2013, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On November 1, 2013 the noon buying rate was RMB6.0993 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period End	Average(l)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013
April	6.1647	6.1861	6.2078	6.1647
May	6.1340	6.1416	6.1665	6.1213
June	6.1374	6.1342	6.1488	6.1248
July	6.1284	6.1343	6.1408	6.1284
August	6.1193	6.1213	6.1302	6.1145
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November (through November 1)	6.0993	6.0993	6.0993	6.0993

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEMENT OF CIVIL LIABILITIES

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. The court system in the Cayman Islands is effective because litigation practice and procedure are based on English law principles of civil procedure. The Grand Court of the Cayman Islands is presided over by the Chief Justice and Grand Court judges permanently residing in the islands. Appeals lie from the Grand Court to the Cayman Islands Court of Appeal, which sits in the Grand Cayman, and from there to the Judicial Committee of the Privy Council in England. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

A substantial portion of our assets are located in China. In addition, most of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us, our officers and directors.

We have appointed Law Debenture Corporate Services Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and Han Kun Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges. Neither the United States or the PRC has a treaty with the Cayman Islands providing for reciprocal recognition and enforcement of civil and commercial judgments of courts of the United States or the PRC, respectively.

Han Kun Law Offices has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Furthermore, it will be difficult for the United States shareholders to originate actions against us in China based upon PRC laws due to our identity as a company incorporated under the laws of the Cayman Islands. It is also difficult for United States shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to the PRC as required by the PRC Civil Procedures Law in order for a PRC court to have jurisdiction.

OUR HISTORY AND CORPORATE STRUCTURE

Our History

We began operations in the online lottery service industry in 2001 through one of our consolidated affiliated entities, E-Sun Network, in Shenzhen, China. In May 2006, E-Sun Network established its wholly owned subsidiary, E-Sun Sky Network, which became our major operation entity for our online lottery services business. To enable us to raise equity capital from investors outside of China, we set up a holding company structure by establishing our current Cayman Islands holding company, 500.com Limited, on April 20, 2007 under the name Fine Success Limited, which was changed to 500wan.com Limited on May 9, 2011 and further changed to our current name on October 9, 2013. In June 2007, we established our wholly owned PRC subsidiary, E-Sun Sky Computer. We established two PRC consolidated affiliated entities in December 2008, Youlanguang Technology, and Guangtiandi Technology. In February and March 2011, we established Fine Brand Limited, a company registered in the British Virgin Islands, and 500wan HK Limited, a company registered in Hong Kong, respectively, as our wholly owned subsidiaries. We transferred all the equity interests held by 500.com Limited in E-Sun Sky Computer to 500wan HK Limited in May 2011.

The following diagram illustrates our corporate structure as of the date of this prospectus. See “—Our Subsidiaries and Consolidated Affiliated Entities” for more information on the operations of our corporate entities.

(1)	E-Sun Network is approximately 18.8% owned by Jiepin Fu, our director and beneficial owner, approximately 23.8% owned by Ping Yuan, our beneficial owner and wife of our founder, chairman and CEO, Man San Law, approximately 14.3% owned by He Li, brother of our director, Qi Li, 11.0% owned by Xue Li, sister of our director, Qi Li, approximately 14.9% owned by Ying Zou, our employee and beneficial owner, approximately 17.1% owned by Bo Zou, our beneficial owner and employee. All shareholders of E-Sun Network are parties to the contractual arrangements. Our online lottery services were primarily provided through E-Sun Sky Network, the wholly owned subsidiary of E-Sun Network.

(2)	Youlanguang Technology is 50% owned by Jin Li and 50% owned by Jing Zhang, both of whom are our employees and parties to the contractual arrangements. Youlanguang Technology provide services to E-Sun Sky Network relating to the management of our users’ registration information and accounts.

(3)	Guangtiandi Technology is 50% owned by Ying Wang and 50% owned by Liangdong Yuan, both of whom are our employees and parties to the contractual arrangements described below. Guangtiandi Technology provides services to E-Sun Sky Network relating to the implementation of the technical interface with the provincial lottery administration centers and the printing of the lottery tickets.

Our Subsidiaries and Consolidated Affiliated Entities

As of the date of this prospectus, we conduct our operations through the following subsidiaries and consolidated affiliated entities:

Non-PRC Subsidiaries

•	Fine Brand Limited, our wholly owned subsidiary incorporated in the British Virgin Islands, was established on February 9, 2011.

•	500wan HK Limited, a wholly owned subsidiary of Fine Brand Limited, was incorporated in Hong Kong on March 8, 2011.

PRC Subsidiary and Consolidated Affiliated Entities

We currently conduct substantially all of our operations through our PRC subsidiary and our consolidated affiliated entities:

•

E-Sun Sky Computer, our wholly owned subsidiary in the PRC, established on June 18, 2007, provides technical and business support as well as consulting services to our consolidated affiliated entities, including platform and software support and technical services to E-Sun Sky Network, the operating company of our online lottery service platform.

•	E-Sun Network, our consolidated affiliated entity, established on December 7, 1999, is the holding company of E-Sun Sky Network, the main operating company of our online lottery service business.

•

E-Sun Sky Network, a wholly owned subsidiary of E-Sun Network, established on May 22, 2006, is the main operating company for our online lottery service business. E-Sun Sky Network primarily provides online lottery services through our online operation platforms, including our operating websites, namely, www.500wan.com and www.500.com. Through cooperation with the relevant lottery administration centers, E-Sun Sky Network provides online lottery sales services, develops online lottery markets and constructs online distribution channels and network for sports lottery products.

•

Youlanguang Technology, our consolidated affiliated entity, established on December 16, 2008, is the management service provider of our online lottery service platform. Youlanguang Technology used to provide services to E-Sun Sky Network in user account registration and information management as well as lottery prize collection and account management. We may adjust the services provided by Youlanguang Technology according to the development of our business.

•

Guangtiandi Technology, our consolidated affiliated entity, established on December 16, 2008, provides technical support to our online lottery service platform, including services to E-Sun Sky Network relating to the construction of ticket printing system, and the implementation and management of the technical interface with the relevant lottery administration centers.

Our PRC subsidiary and our consolidated affiliated entities have entered into a series of contractual arrangements. See “—Contractual Arrangements with Our Consolidated Affiliated Entities.”

Contractual Arrangements with Our Consolidated Affiliated Entities

PRC laws and regulations currently restrict foreign ownership in companies providing value-added telecommunications services and do not allow foreign investments in the lottery industry. Because we are a

Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly owned PRC subsidiary, E-Sun Sky Computer, is a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements with our consolidated affiliated entities and their respective shareholders.

In September 2007, our PRC subsidiary, E-Sun Sky Computer entered into a set of control agreements with E-Sun Sky Network and its shareholders, which include the Exclusive Technology Consultation and Service Agreement, the Business Operation Agreement, the Equity Interest Disposal Agreement, the Equity Pledge Agreement and the Power of Attorney, or the control agreements. The control agreements, including the Business Operation Agreement, the Equity Interest Disposal Agreement and the Equity Pledge Agreement, were further amended in January 2010 and December 2010, respectively.

Following the establishment of Youlanguang Technology and Guangtiandi Technology in December 2008, E-Sun Computer entered into an identical set of control agreements with each of Youlanguang Technology and Guangtiandi Technology and their respective shareholders. The control agreements between E-Sun Sky Computer and Youlanguang Technology and its shareholders, including the Business Operation Agreement, the Equity Interest Disposal Agreement and the Equity Pledge Agreement, were further amended in August 2009 and September 2010. The control agreements between E-Sun Sky Computer and Guangtiandi Technology and its shareholders, including the Business Operation Agreement, the Equity Interest Disposal Agreement and the Equity Pledge Agreement, were amended in August 2009.

We have been relying and expect to continue to rely on our consolidated affiliated entities to operate our online lottery service business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. We revised our contractual arrangements with the consolidated affiliated entities and their respective shareholders on June 1, 2011, and further amended our contractual arrangements with E-Sun Network and Guangtiandi Technology on May 2, 2013. These revised contractual arrangements continue to enable us to:

•	exercise effective control over E-Sun Network, Youlanguang Technology, and Guangtiandi Technology;

•

receive substantially all of the economic benefits and assume substantially all the losses of E-Sun Network, E-Sun Sky Network, Youlanguang Technology, and Guangtiandi Technology in consideration for the services provided by E-Sun Sky Computer, our PRC subsidiary;

•	have an exclusive option to purchase all of the equity interest in E-Sun Network, Youlanguang Technology, and Guangtiandi Technology to the extent permitted under PRC law; and

•	provide appropriate funds to the consolidated affiliated entities through E-Sun Sky Computer for major losses resulting from their business and operations if any are incurred.

Accordingly, under U.S. GAAP, we consolidate E-Sun Network, Youlanguang Technology, and Guangtiandi Technology as our “variable interest entities” in our consolidated financial statements.

Our contractual arrangements with our consolidated affiliated entities and their shareholders are described in further detail as follows:

Agreements that Transfer Economic Benefits to Us

Exclusive Business Cooperation Agreements.    The exclusive business cooperation agreements are entered into by E-Sun Sky Computer and each of our consolidated affiliated entities. Pursuant to these exclusive business cooperation agreements, E-Sun Sky Computer provides technical services, business consultations, marketing consultancy, product research and development to the affiliated consolidated entities, in exchange for a service fee. The service fee is payable at such time as agreed between E-Sun Sky Computer and the relevant consolidated affiliated entity and approved by the board of such consolidated affiliated entity. The term of each exclusive business cooperation agreement is 10 years from the effective date.

Agreements that Provide Us with Effective Control

Exclusive Option Agreement.    The exclusive option agreements are entered into by E-Sun Sky Computer and the consolidated affiliated entities and each of their respective shareholders. Pursuant to these exclusive option agreements, the shareholders irrevocably granted E-Sun Sky Computer or its designated representative exclusive options to purchase, to the extent permitted under PRC law, all or part of their equity interest in the consolidated affiliated entities. E-Sun Sky Computer or its designated representative has sole discretion as to when to exercise these options, whether in part or in full. These agreements are for terms of 10 years and are renewable at E-Sun Sky Computer’s discretion.

In November 2012, E-Sun Sky Computer, the consolidated affiliated entities (excluding E-Sun Sky Network) and each of their respective shareholders entered into certain supplementary agreements to exclusive option agreements, pursuant to which the shareholders shall, in the manner permitted by PRC laws, transfer all the capital and assets (including but not limited to dividends, bonuses or any other rights and interests) they gain from the consolidated affiliated entities to E-Sun Sky Computer unconditionally per its request.

Equity Interests Pledge Agreements.    The equity interests pledge agreements are entered into by E-Sun Sky Computer and the consolidated affiliated entities and each of their respective shareholders. Pursuant to these equity interests pledge agreements, the shareholders have pledged their respective equity interests in the relevant consolidated affiliated entity to E-Sun Sky Computer to secure the obligations of such consolidated affiliated entity under its exclusive business cooperation agreement with E-Sun Sky Computer. In addition, except for the performance of the exclusive option agreement executed by them, the shareholders have agreed not to transfer, place or permit the existence of any security interest or other encumbrance on their respective equity interest, without the prior written consent of E-Sun Sky Computer.

Irrevocable Power of Attorney.    Each shareholder of the consolidated affiliated entities executed an irrevocable power of attorney appointing E-Sun Sky Computer as his or her representative to attend shareholders’ meetings of the consolidated affiliated entities and to vote on his or her behalf on all matters requiring shareholder approval, including but not limited to, the sale, transfer, pledge, or disposition of his or her shareholding in the consolidated affiliated entities. E-Sun Sky Computer is entitled to re-authorize or assign the rights granted to it under the power of attorney to any other person or entity at its own discretion. The power of attorney remains valid and irrevocable from the date of its execution, so long as each shareholder remains the shareholder of the consolidated affiliated entities.

Guangzhou Shu Lian Information Investment Co., Ltd. and Xiaojun Xu, two former shareholders of E-Sun Network, jointly entered into a share transfer agreement with Bo Zou on November 15, 2012, pursuant to which Guangzhou Shu Lian Information Investment Co., Ltd. and Xiaojun Xu transfer all the equity interest they respectively held in E-Sun Network to Bo Zou. E-Sun Network completed registration with relevant branch of SAIC for the aforementioned share transfer on December 5, 2012. Shijie Zhang, a former shareholders of Guangtiandi Technology, entered into a share transfer agreement with Liangdong Yuan on October 31, 2012, pursuant to which Shijie Zhang transfers all the equity interest he held in Guangtiandi Technology to Liangdong Yuan. Guangtiandi Technology completed registration with relevant branch of SAIC for the aforementioned share transfer on March 27, 2013. Accordingly, we updated certain control agreements on May 2, 2013 entered into by and among E-Sun Sky Computer, E-Sun Network and Bo Zou, including the Equity Interests Pledge Agreement, the Exclusive Option Agreement, and its supplementary agreement to replace those entered into by and among E-Sun Sky Computer, E-Sun Network, Guangzhou Shu Lian Information Investment Co., Ltd. and Xiaojun Xu respectively. We also updated the Irrevocable Power of Attorney executed by Bo Zou on May 2, 2013 to replace those executed by Guangzhou Shu Lian Information Investment Co., Ltd. and Xiaojun Xu respectively. In addition, we superseded agreements entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Shijie Zhang, including the Equity Interests Pledge Agreement, the Exclusive Option Agreement and its supplementary agreement with agreements entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Liangdong Yuan respectively on May 2, 2013. We also superseded the Irrevocable Power of Attorney executed by Shijie Zhang with the Irrevocable Power of Attorney executed by Liangdong Yuan on May 2, 2013. Moreover, in May 2013, Bo Zou executed a confirmation letter, under which he agrees to succeed to and assume any and all the rights and obligations of Xiaojun Xu and Guangzhou Shu Lian Information Investment Co., Ltd. under the aforementioned supplementary agreements immediately after the share transfer among Bo Zou, Xiaojun Xu and Guangzhou Shu Lian Information Investment Co., Ltd. completed and Bo Zou was registered as E-Sun Network’s shareholder. On the same date, Liangdong Yuan executed an identical confirmation letter, pursuant to which Liangdong Yuan agrees to succeed to and assume any and all the rights and obligations of Shijie Zhang under the aforementioned supplementary agreements immediately after the share transfer between Liangdong Yuan and Shijie Zhang completed and Liangdong Yuan was registered as Guangtiandi Technology’s shareholder.

We have been advised by our PRC legal counsel, Han Kun Law Offices, that the structure for operating our business in China (including our corporate structure and our contractual arrangements with our consolidated affiliated entities) complies, and immediately after completion of this offering will continue to comply, with all applicable PRC laws, rules and regulations, and does not violate any applicable PRC laws, rules or regulations. However, there are uncertainties regarding the interpretation and application of PRC laws, rules and regulations that are relevant to our business operations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised us that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements may become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in the Internet and the lottery business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering. Any requirement to obtain prior CSRC approval could delay, or create uncertainties regarding, this offering, and our failure to obtain this approval, if required, could have a material adverse effect on our business, results of operations, reputation and trading price of our ADSs.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our selected consolidated financial data presented below for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated financial data for the year ended December 31, 2009 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements which are not included in this prospectus. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP and have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm.

Our selected consolidated financial data for the nine months ended September 30, 2012 and 2013 and the selected consolidated balance sheet data as of September 30, 2013 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

	Year ended December 31,					For the nine months ended September 30,
	2009	2010	2011	2012		2012	2013	2013
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Consolidated Statement of Comprehensive Income Data
	(in thousands, except for per share data)

Net Revenues	82,595	157,378	232,332	171,527	28,027	130,736	163,411	26,701
Operating expenses:
Cost of services	(15,969)	(22,052)	(24,425)	(18,476)	(3,019)	(13,922)	(19,564)	(3,197)
Sales and marketing	(3,661)	(14,252)	(52,471)	(45,794)	(7,483)	(36,322)	(61,201)	(10,000)
General and administrative	(20,780)	(34,255)	(101,996)	(57,784)	(9,442)	(39,899)	(46,517)	(7,601)
Service development expenses	(6,757)	(9,299)	(19,566)	(26,571)	(4,342)	(17,673)	(18,924)	(3,092)
Write-off of deferred initial public offering expenses	—	—	—	(6,404)	(1,046)	(6,404)	—	—

Total operating expenses	(47,167)	(79,858)	(198,458)	(155,029)	(25,332)	(114,220)	(146,206)	(23,890)
Other operating income	2,999	4,667	6,455	4,193	685	4,139	11,371	1,858
Government grant	—	—	1,778	2,242	366	2,203	139	23
Other operating expenses	(2)	(537)	(296)	(1,821)	(298)	(1,582)	(2,647)	(433)

Operating profit	38,425	81,650	41,811	21,112	3,448	21,276	26,068	4,259
Interest income	259	102	243	1,132	185	813	251	41
Interest expense	—	—	—	—	—	—	(430)	(70)

Income before income tax	38,684	81,752	42,054	22,244	3,633	22,089	25,889	4,230
Income tax expenses	(13,177)	(43,463)	(28,497)	(18,001)	(2,940)	(11,631)	(5,291)	(865)

Net income	25,507	38,289	13,557	4,243	693	10,458	20,598	3,365

Other Comprehensive income (loss):
Foreign currency translation gain (loss)	164	70	(224)	58	9	6	1,296	212

Comprehensive income	25,671	38,359	13,333	4,301	702	10,464	21,894	3,577

Reconciliation of net income to net income attributable to ordinary shareholders:
Net income	25,507	38,289	13,557	4,243	693	10,458	20,598	3,365
Accretion of Series A contingently redeemable convertible preferred shares	(11,420)	(190)	—	—	—	—	—	—
Repurchase of Series B and B-1 contingently redeemable convertible preferred shares	—	24,392	—	—	—	—	—	—

Net income attributable to ordinary shareholders	14,087	62,491	13,557	4,243	693	10,458	20,598	3,365

Earnings per share:
Basic	0.06	0.27	0.06	0.02	—	0.05	0.09	0.01
Diluted	0.06	0.16	0.06	0.02	—	0.04	0.08	0.01
Dividend declared per ordinary share	—	0.69	—	0.39	0.06	—	—	—
Pro forma loss per share(1)
Basic				0.09	0.02		0.04	0.01
Diluted				0.09	0.02		0.04	0.01
Non-GAAP financial data(2)
Adjusted net income (non-GAAP)(3)	34,474	73,852	85,193	29,866	4,880	27,928	29,508	4,821

(1)	As adjusted to give effect to (i) the issuance of 14,012,582 Class A ordinary shares on January 1, 2012 and 2013 at the mid-point of the estimated range of the public offering price of US$1.00 per share to pay RMB85.8 million dividend declared in excess of net income of RMB4.2 million for the year ended December 31, 2012, (ii) the issuance and sales of US$20 million convertible note to Sequoia in October 2013 and the automatic conversion of the convertible note into 25,000,000 Class B ordinary shares on January 1, 2012 and 2013 at the mid-point of the estimated range of public offering price of US$1.00 per ordinary share, and (iii) the issuance of 15,000,000 Class B ordinary shares on January 1, 2012 and 2013 at the mid-point of the estimated range of public offering price of US$1.00 per share in the concurrent private placement to Sequoia.

(2)

As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation and deferred tax expense relating to outside basis differences in our consolidated affiliated entities. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

(3)	We present adjusted net income (non-GAAP) excluding share-based compensation and deferred tax expense relating to outside basis difference from our consolidated affiliated entities. The following table reconciled our adjusted net income (non-GAAP) in 2009, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 to the net income calculated and presented in accordance with U.S. GAAP.

	Year ended December 31,					Nine months ended September 30,
	2009	2010	2011	2012		2012	2013
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net income	25,507	38,289	13,557	4,243	693	10,458	20,598	3,365
Adjustment for share-based compensation	—	—	50,154	13,704	2,239	11,000	3,021	494
Adjustment for deferred tax expense relating to outside basis differences	8,967	35,563	21,482	11,919	1,948	6,470	5,889	962
Adjusted net income (non-GAAP)	34,474	73,852	85,193	29,866	4,880	27,928	29,508	4,821

	As of December 31,					As of September 30,
	2009	2010	2011	2012		2013
	RMB	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Total current assets	178,980	206,534	308,523	329,821	53,893	417,225	68,174
Total assets	190,703	224,251	337,258	379,343	61,984	465,063	75,990
Total current liabilities	37,272	155,520	182,437	282,016	46,081	338,163	55,255
Total liabilities	58,418	213,389	262,909	381,963	62,412	442,768	72,348
Contingently redeemable convertible preferred shares	186,059	—	—	—	—	—	—
Total shareholders’ equity (deficit)	(53,774)	10,862	74,349	(2,620)	(428)	22,295	3,642
Total liabilities and shareholders’ equity	190,703	224,251	337,258	379,343	61,984	465,063	75,990

The following tables set forth our user information and their purchase amounts during the indicated periods:

	Year ended December 31,					Nine months ended September 30,
	2009	2010	2011	2012		2013
	(in thousands)
Active Accounts(1):
Newly Registered Accounts(2)	525	968	1,287	430		489
Existing Accounts(3)	156	418	606	518		295

Total	681	1,386	1,893	948		784

	Year ended December 31,					Nine months ended September 30,
	2009	2010	2011	2012		2013
	RMB	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Purchase Amount:
Newly Registered Accounts(2)	490,325	830,857	1,026,761	374,005	60,939	619,303	101,193
Existing Accounts(3)	467,105	964,662	1,489,472	1,299,493	211,733	1,356,182	221,598

Total	957,430	1,795,519	2,516,233	1,673,498	272,672	1,975,485	322,791

(1)	Defined as registered accounts which made at least one purchase during the year or the period.

(2)	Defined as accounts registered during the year or the period.

(3)	Defined as accounts registered prior to the year or the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the sections entitled “Summary Consolidated Financial and Operating Data” and “Selected Consolidated Financial and Operating Data” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading online sports lottery service provider in China, with the largest market share in the six months ended June 30, 2013 and the second largest market share in 2012 in terms of purchase amount of sports lottery products in the six months ended June 30, 2013, according to the iResearch Report. We act as an aggregator and processor of lottery purchase orders from our registered user accounts and currently derive substantially all of our revenues from service fees paid to us by provincial sports lottery administration centers for the purchase orders of sports lottery products that we direct to such centers. We offer a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to our users. We were among the first companies to provide online lottery services in China, and we are one of the two entities that are authorized by the MOF to provide online lottery sales services on behalf of China Sports Lottery Administration Center, the government authority in charge of the issuance and sale of sports lottery products in China.

Prior to 2013, we provided online sales services for, and generated service fees from, both sports and welfare lottery product. During the voluntary suspension from March to November 2012, we continued to provide lottery sales services via our mobile applications and online platform via our mobile applications to mobile users and via our online platform to a limited number of loyal customers as a means of customer maintenance. Approximately 78.5% of our service fees during the voluntary suspension period were generated from our mobile applications. We resumed online lottery sales services for sports lottery products in November 2012 after we obtained the relevant approval for such lottery products from the MOF. Simultaneously, we ceased to provide sales services for welfare lottery products.

Our net revenues were RMB157.4 million, RMB232.3 million and RMB171.5 million (US$28.0 million) in 2010, 2011 and 2012, respectively, representing a 47.6% increase from 2010 to 2011 and a 26.2% decrease from 2011 to 2012, respectively. The majority of our service fees were generated from sports lottery products, which accounted for 76.9%, 78.7% and 86.0% of our total service fees in 2010, 2011 and 2012, respectively. The increases in percentages of revenue contribution from sports lottery products were results of our efforts to promote the sales of such products during the periods. Our net income was RMB38.3 million, RMB13.6 million and RMB4.2 million (US$0.7 million) in 2010, 2011 and 2012, respectively, representing a 64.5% decrease from 2010 to 2011 and a 69.1% decrease from 2011 to 2012. Our net income in 2011 and 2012 was adversely impacted by share-based compensation expenses of RMB50.2 million and RMB13.7 million (US$2.2 million), respectively. In addition, our net income in 2010, 2011 and 2012 was adversely impacted by deferred tax expenses relating to outside basis differences in our consolidated affiliated entities of RMB35.6 million and RMB21.5 million and RMB11.9 million (US$1.9 million), respectively. Our service fees increased by 49.3% from RMB142.1 million in the nine months ended September 30, 2012 to RMB212.2 million (US$34.7 million) in the nine months ended September 30, 2013. All of our service fees in the nine months ended September 30, 2013 were generated from sports lottery products. Our net revenues increased by 25.0% from RMB130.7 million in the nine months ended September 30, 2012 to RMB163.4 million (US$26.7 million) in the nine months ended September 30, 2013. Our net income increased by 96.2% from RMB10.5 million in the nine months ended September 30, 2012 to RMB20.6 million (US$3.4 million) in the nine months ended September 30, 2013.

Factors Affecting Our Results of Operations

There are a number of factors that affect our results of operations, including:

•	continued growth in China’s economy and in the PRC lottery market in general

•	growth in China’s Internet, e-commerce and online lottery industry

•	number of registered and active accounts

•	our ability to implement our strategies and enter into and maintain service agreements with provincial lottery administration centers

•	PRC regulations affecting the Internet and online lottery industries

Continued growth in China’s economy and in the PRC lottery market in general

We conduct all of our business and operations in China. Accordingly, our results of operations have been, and are expected to continue to be, affected by the general performance of China’s economy. Since the inception of our business, we have benefited significantly from overall economic growth in China. The lottery market in China has experienced higher growth rates compared with the growth rates of China’s economy in recent years. According to the National Bureau of Statistics of China, from 2000 to 2012, China’s GDP grew from RMB9.9 trillion to RMB51.9 trillion (US$8.5 trillion), while in the same period the total lottery sales amount grew from RMB18 billion to RMB261.5 billion (US$42.6 billion) according to the MOF, representing a growth of more than 10 times. Although there is no assurance that the lottery market in China will continue to grow faster than China’s GDP, as a leading online lottery service provider, our financial results have been, and are expected to continue to be, affected by the performance of the lottery market in China. In addition, introduction of new lottery products by lottery administration centers will enable us to provide new services to our users and as a result increase our revenue.

Growth in China’s Internet, e-commerce and online lottery industry

We are an online service provider. As such, our results of operations are heavily dependent on the successful and continued development of China’s Internet, e-commerce and online lottery sectors. According to the iResearch Report, the Internet users in China grew from 457.3 million in 2010 to 513.1 million in 2011. The Internet has emerged as an increasingly attractive and cost-effective lottery distribution channel in China, especially as the number of Internet users, disposable income and network infrastructure in China has increased. According to the iResearch Report, the percentage of online lottery purchasers to the number of Internet users also grew from 1.1% in 2010 to 2.7% in 2012. As a result of increasing Internet penetration and usage in China, we anticipate demand for online lottery services in China will continue to grow. In addition, the continued development and improvement of the online payment system will also benefit the growth of the online lottery industry.

Number of registered and active accounts

Our online lottery services depend on our ability to maintain and expand our highly engaged user base. Active accounts as of the year end are registered accounts which had at least one purchase order during the year. The growth of number of active accounts is driven by our ability to continue to, among other things, enhance recognition of our brand, increase types of lottery products we service and offer high-quality services to our users. From 2010 to 2011, the number of our registered accounts and active accounts have increased significantly. Our user active level in 2012 was adversely affected by the voluntary suspension. We had 8.8 million, 13.8 million, 16.6 million and 18.4 million total registered accounts as of December 31, 2010, 2011 and 2012 and September 30, 2013, respectively. Among total registered accounts, 1.4 million, 1.9 million, 0.9 million and 0.8 million were active accounts in 2010, 2011 and 2012 and the nine months ended September 30, 2013, respectively. Since we resumed online sales services for sports lottery products in November 2012, we have experienced a recovery of our user activity level. The purchase amount of our users was RMB540.0 million, RMB699.9 million and RMB735.6 million in the three months ended March 31, 2013, June 30, 2013 and September 30, 2013, respectively, representing a 63.8%, 29.6% and 5.1% increase from their respective preceding quarters. Our number of active accounts was approximately 297,000, 389,000 and 374,000 in the three months ended March 31, 2013, June 30, 2013 and September 30, 2013, respectively, representing a 6.0% and 5.3% increase and a 3.9% decrease from their respective preceding quarters. As the Chinese online lottery industry continues to grow, we expect further expansion of our user base in the near future.

Our ability to implement our strategies and maintain service agreements with provincial lottery administration centers

We currently derive substantially all our net revenues from service fees paid to us by the provincial lottery administration centers for orders we direct to such centers. We have established mutually beneficial partnerships with provincial lottery administration centers, such as Jiangxi Sports Lottery Administration Center with which we have ongoing service agreement that is effective until 2017. We have been strengthening our partnerships with provincial lottery administration centers in recent years to implement our strategy to promote sales of sports match lottery products, as this particular type of lottery products are most suitable to be purchased online. The chances of winning of sports match lottery products depend on results of the respective sports matches and as a result have greater information and knowledge requirements of lottery purchasers than other types of lottery products whose chances of winning are purely based on mathematic odds. We promote sales of sports match lottery products in a number of ways. Firstly, we provide comprehensive information on soccer and basketball matches on our websites which helps our users to make informed purchase decision. Secondly, our pool purchase service offers inexperienced users a chance to follow more experienced users in choosing sports match lottery products to enhance their chances of winning. Thirdly, our online user platform offers our users a forum to discuss sports matches and fosters a sense of community. As a result, service fees generated from sports match lottery products accounted for 53.4%, 57.3%, 70.2% and 85.1% of total service fees generated from lottery products in 2010, 2011 and 2012 and the nine months ended September 30, 2013, respectively.

PRC regulations affecting the Internet and online lottery industries

The PRC government regulates the Internet and online lottery industries in China extensively. PRC laws, rules and regulations cover virtually every aspect of these industries, including entry into the industries, the scope of permissible business activities and foreign investment in the industries. The PRC government also exerts considerable direct and indirect influence over these industries by imposing industry policies and other economic measures. Many of these regulations have recently been implemented and are expected to be refined and adjusted over time. It also regulates Internet access and the distribution of news, information or other content, as well as provision of products and services, through the Internet.

The PRC laws governing the online sales of lotteries are relatively new. On September 26, 2010, the MOF issued the Interim Measures for the Administration of the Internet Sales of Lottery, which is the first comprehensive regulation governing the sales of lotteries through the Internet. This regulation allows qualified service providers to provide online lottery services once approved by the MOF. On January 18, 2012, the MOF, the Ministry of Civil Affairs and the General Administration of Sports of China jointly promulgated the Implementing Rules of Regulation on Administration of Lottery which set forth, among other things, detailed requirements and qualifications for entities to obtain approval to conduct online lottery sales. From March to November 2012, we voluntarily suspended our online lottery sales services to substantially all of our customers in response to the Urgent Notice, which resulted in a decrease in our net revenues in 2012 as compared to 2011. We obtained the relevant approval to conduct online sales services for sports lottery products from the MOF in November 2012. Since the relevant rules and regulations are relatively new, our results of operations may be affected by their interpretation and implementation in the future.

Net Revenues

Our net revenues were RMB157.4 million, RMB232.3 million and RMB171.5 million (US$28.0 million) in 2010, 2011 and 2012, respectively, representing a 47.6% increase from 2010 to 2011 and a 26.2% decrease from

2011 to 2012, respectively. Our net revenues were RMB130.7 million and RMB163.4 million (US$26.7 million) in the nine months ended September 30, 2012 and 2013, respectively, representing a 25.0% increase over the corresponding periods. We currently derive substantially all of our net revenues from service fees paid to us by the provincial lottery administration centers for orders we direct to such centers. The remaining of our net revenues were derived from service fees paid to us by third party aggregators for orders we direct to such aggregators, who in turn direct such orders to provincial lottery administration centers. The table below sets forth our net revenues in aggregate and derived from service fees paid to us by provincial lottery administration centers and from service fees paid to us by third-party aggregators for the periods indicated:

	Year ended December 31,				Nine months ended September 30,
	2010	2011	2012		2012	2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Provincial lottery administration centers	155,771	221,216	169,444	27,687	130,142	201,962	33,000
Third party aggregators	9,786	25,110	15,107	2,468	11,927	10,248	1,675

Total service fees	165,557	246,326	184,551	30,155	142,069	212,210	34,675

Deductibles(1)	(8,179)	(13,994)	(13,024)	(2,128)	(11,333)	(48,799)	(7,974)

Net revenues	157,378	232,332	171,527	28,027	130,736	163,411	26,701

(1)	The table below sets forth the breakdowns of the deductibles for the periods indicated:

	Year ended December 31,				Nine months ended September 30,
	2010	2011	2012		2012	2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Residual payments to complete lottery pool purchases	6,441	9,526	3,111	508	2,893	9,703	1,585
Super VIP incentive	1,738	4,468	1,667	272	1,594	16,616	2,715
Promotional incentives granted to users	—	—	8,246	1,348	6,846	22,480	3,674

Total	8,179	13,994	13,024	2,128	11,333	48,799	7,974

The following table sets forth our net revenues by lottery type for the periods indicated:

	Year ended December 31,							Nine months ended September 30,
	2010		2011		2012			2012		2013
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sports Lottery	127,382	76.9	193,874	78.7	158,683	25,928	86.0	119,469	84.1	212,210	34,675	100
Welfare Lottery	38,175	23.1	52,452	21.3	25,868	4,227	14.0	22,600	15.9	—	—	—

Total service fees	165,557	100	246,326	100	184,551	30,155	100	142,069	100	212,210	34,675	100

Deductibles	(8,179)		(13,994)		(13,024)	(2,128)		(11,333)		(48,799)	(7,974)

Net revenues	157,378		232,332		171,527	28,027		130,736		163,411	26,701

Service fees generated from sports lottery products accounted for 76.9%, 78.7%, 86.0% and 100% of total service fees generated from lottery products in 2010, 2011, 2012 and the nine months ended September 30, 2013, respectively. The increases in percentage of revenue contribution from sports lottery products from 2010 to 2012 were results of our efforts to promote the sales of sports match lottery products during the periods. After we ceased to provide sales services for welfare lottery products in November 2012, all our service fees were generated from sports lottery products.

Lottery products can also be divided into three types as set forth by the MOF, namely, sports match lottery, Lotto (including high frequency lottery) and instant lottery. Both sports lottery administration centers and welfare lottery administration centers issue Lotto and instant lottery products, while only sports lottery administration centers issue sports match lottery products. We do not provide services for any instant lottery products as they are currently only sold through traditional channels. The table below sets forth the breakdown of our net revenues by lottery type for the periods indicated. We list high frequency lottery products as a separate revenue category because of its relatively significant proportion of our net revenues.

	Year ended December 31,							Nine months ended September 30,
	2010		2011		2012			2012		2013
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousand, except for percentages)
Sports match lottery	88,381	53.4	141,116	57.3	129,562	21,170	70.2	96,600	68.0	180,580	29,507	85.1
Lotto*	39,099	23.6	58,260	23.7	35,629	5,822	19.3	29,785	21.0	8,336	1,362	3.9
High frequency lottery	38,077	23.0	46,950	19.0	19,360	3,163	10.5	15,684	11.0	23,294	3,806	11.0

Total service fees	165,557	100	246,326	100	184,551	30,155	100	142,069	100	212,210	34,675	100

Deductibles	(8,179)		(13,994)		(13,024)	(2,128)		(11,333)		(48,799)	(7,974)

Net Revenues	157,378		232,332		171,527	28,027		130,736		163,411	26,701

*	excluding high frequency lottery

We derived the majority of our service fees from sports match lottery products, which accounted for 53.4%, 57.3%, 70.2% and 85.1% of total service fees generated from lottery products in 2010, 2011, 2012 and the nine months ended September 30, 2013, respectively. We expect sales from the three types of lottery products to grow in the next few years, due to the continued growth of the online lottery market as well as introductions of new types of lottery products by lottery administration centers. In particular, we expect the growth of service fees generated from sports match lottery products to increase the fastest among the three types of lottery products, due to our continued efforts to promote sales of such lottery products. For more details, see “—Factors Affecting Our Results of Operations—Our ability to implement our strategies and maintain service agreements with provincial lottery administration centers.”

Operating Expenses

The table below sets forth our operating expenses by amount and as a percentage of our net revenues for the periods indicated:

	Year ended December 31,									Nine months ended September 30,
	2010		2011			2012				2012		2013
	RMB	%	RMB		%	RMB		US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating Expenses:
Cost of services	22,052	14.0	24,425		10.5	18,476		3,019	10.8	13,922	10.7	19,564	3,197	12.0
Sales and marketing	14,252	9.1	52,471		22.6	45,794		7,483	26.7	36,322	27.8	61,201	10,000	37.4
General and administrative	34,255	21.8	101,996	(1)	43.9	57,784	(2)	9,442	33.7	39,899	30.5	46,517	7,601	28.5
Service development expenses	9,299	5.9	19,566		8.4	26,571		4,342	15.5	17,673	13.5	18,924	3,092	11.6
Write-off of deferred initial public offering expense	—	—	—		—	6,404		1,046	3.7	6,404	4.9	—	—	—

Total operating expenses	79,858	50.8	198,458		85.4	155,029		25,332	90.4	114,220	87.4	146,206	23,890	89.5

(1)	including share-based compensation expenses of RMB47.4 million and the audit fees of RMB8.9 million for professional services rendered by our principal auditor related to this offering.
(2)	including share-based compensation expenses of RMB10.9 million (US$1.8 million).

Our operating expenses consist primarily of cost of services, sales and marketing expenses, general and administrative expenses and service development expenses.

Cost of Services

Our cost of services is primarily related to the online lottery services we provide, and is largely directly linked to the level of our net revenues. Our cost of services as a percentage of our net revenues was 14.0%, 10.5% and 10.8% in 2010, 2011 and 2012, and 10.7% and 12.0% in the nine months ended September 30, 2012 and 2013, respectively. The increase in percentage from the nine months ended September 30, 2012 to 2013 was primarily due to the increase in account handling expenses. As our business continues to recover and grow, we expect the absolute amount of our cost of service will continue to increase but we expect the cost of service as a percentage of our net revenues to gradually stabilize.

Our cost of services primarily consists of:

•

business tax, which consists of business taxes, surcharges and cultural development fees that are levied on our online lottery services, was RMB5.3 million, RMB7.6 million and RMB5.5 million (US$0.9 million) in 2010, 2011 and 2012, and RMB4.4 million (US$0.7 million) and RMB5.7 million in the nine months ended September 30, 2012 and 2013, respectively, representing 3.4%, 3.3%, 3.2%, 3.4% and 3.5% of our net revenues in the corresponding periods;

•

account handling expenses, which consist primarily of transaction fees payable to banks and third-party payment processors for cash transfers between our users’ accounts on our websites and their accounts with banks or third-party payment processors, were RMB4.5 million, RMB5.2 million and RMB2.4 million (US$0.4 million) in 2010, 2011 and 2012, and RMB1.9 million and RMB4.6 million (US$0.7 million) in the nine months ended September 30, 2012 and 2013, respectively, representing 2.9%, 2.2%, 1.4%, 1.5% and 2.8% of our net revenues in the corresponding periods;

•

salary and benefit expenses for our lottery ticket processing staff were RMB2.6 million, RMB3.4 million and RMB3.1 million (US$0.5 million) in 2010, 2011 and 2012, and RMB2.1 million and RMB2.4 million (US$0.4 million) in the nine months ended September 30, 2012 and 2013, respectively, representing 1.6%, 1.5%, 1.8%, 1.6% and 1.5% of our net revenues in the corresponding periods; and

•

server leasing and maintenance expenses, which consist primarily of leasing expense of servers and other equipment used in providing online services, were RMB2.8 million, RMB4.8 million and RMB4.7 million (US$0.8 million) in 2010, 2011 and 2012, and RMB3.5 million and RMB4.5 million (US$0.7 million) in the nine months ended September 30, 2012 and 2013, respectively, representing 1.8%, 2.1%, 2.7%, 2.6% and 2.7% of our net revenues in the corresponding periods.

Sales and marketing expenses

Our sales and marketing expenses as a percentage of our net revenues were 9.1%, 22.6% and 26.7% in 2010, 2011 and 2012, and 27.8% and 37.4% in the nine months ended September 30, 2012 and 2013, respectively. The increase in percentage from the nine months ended September 30, 2012 to 2013 was primarily due to our increased sales and marketing efforts in 2013. Going forward, we expect our sales and marketing expenses to continue to increase as we grow our business. In particular, we decided to focus on marketing and promotion of our brand in 2013 in order to recover and grow our user base and user activity level following the voluntary suspension.

Our sales and marketing expenses consist primarily of:

•

commissions to third-party Internet companies, which are the portion of service fees we pay to third-party Internet companies for purchase orders placed on our websites by users redirected from their websites. The amount of such commissions paid to third-party Internet companies for each redirected order depends on an agreed-upon allocation ratio. The commissions to third-party Internet companies were RMB10.2 million, RMB14.5 million and RMB8.1 million (US$1.3 million) in 2010, 2011 and 2012, and RMB6.7 million and RMB9.1 million (US$1.5 million) in the nine months ended September 30, 2012 and 2013, respectively, representing 6.5%, 6.2%, 4.7%, 5.1% and 5.6% of our net revenues in the corresponding periods;

•

salary and benefit expenses for sales and marketing staff, which were RMB1.4 million, RMB3.6 million and RMB4.2 million (US$0.7 million) in 2010, 2011 and 2012, and RMB3.0 million and RMB2.7 million (US$0.4 million) in the nine months ended September 30, 2012 and 2013, respectively, representing 0.9%, 1.6%, 2.5%, 2.3% and 1.7% of our net revenues in the corresponding periods;

•

advertising expenses, which consist primarily of expenses associated with advertisements we placed on TV channels and other media, were RMB2.3 million, RMB20.8 million and RMB12.1 million (US$2.0 million) in 2010, 2011 and 2012, and RMB11.6 million and RMB19.2 million (US$3.1 million) in the nine months ended September 30, 2012 and 2013, respectively, representing 1.5%, 9.0%, 7.1%, 8.8% and 11.7% of our net revenues in the corresponding periods; and

•

promotional event expenses, which primarily consist of expenses associated with various promotional events including our sponsorship for the CFA 500.com Star Project and Hangzhou Greentown Soccer Club, were nil, RMB5.3 million, RMB13.7 million (US$2.2 million) in 2010, 2011 and 2012, and RMB10.0 million and RMB13.5 million (US$2.1 million) in the nine months ended September 30, 2012 and 2013, respectively, representing nil, 2.3%, 8.0%, 7.7% and 8.3% of our net revenues in the corresponding periods.

General and administrative expenses

Our general and administrative expenses as a percentage of our net revenues were 21.8%, 43.9% and 33.7% in 2010, 2011 and 2012, and 30.5% and 28.5% in the nine months ended September 30, 2012 and 2013, respectively. General and administrative expenses in 2011 consisted mainly of share-based compensation expenses we incurred for shares and share options we issued to our directors, employees and consultants on April 8, 2011, for the purpose of retaining them and motivating them to serve our Company in their best efforts. For the number of options granted to our directors, employees and consultants, see note 14 to the Audited Consolidated Financial Statements. We expect that our general and administrative expenses will continue to increase as we incur additional costs in growing our business and after becoming a publicly traded company, including share-based compensation expenses for management, depreciation of new property, plant and equipment purchased and costs to enhance our internal control, but we expect general and administrative expense as a percentage of our net revenues to gradually decrease.

Our general and administrative expenses consist primarily of:

•

salary and benefit expenses for our management and general administrative staff, which were RMB16.1 million, RMB21.3 million and RMB23.3 million (US$3.8 million) in 2010, 2011 and 2012, and RMB15.9 million and RMB19.2 million (US$3.1 million) in the nine months ended September 30, 2012 and 2013, respectively, representing 10.2%, 9.2%, 13.6%, 12.2% and 11.7% of our net revenues in the corresponding periods;

•

office expenses, which consist primarily of office rental and other office administrative expenses, were RMB7.4 million, RMB13.6 million and RMB10.7 million (US$1.7 million) in 2010, 2011 and 2012, and RMB8.0 million and RMB10.1 million (US$1.5 million) in the nine months ended September 30, 2012 and 2013, respectively, representing 4.7%, 5.8%, 6.2%, 6.1% and 6.5% of our net revenues in the corresponding periods;

•

travel, communication and other business expenses, which consist primarily of expenses associated with business travels, were RMB5.4 million, RMB5.7 million and RMB6.0 million (US$1.0 million) in 2010, 2011 and 2012, and RMB4.0 million and RMB6.8 million (US$1.1 million) in the nine months ended September 30, 2012 and 2013, respectively, representing 3.4%, 2.4%, 3.5%, 3.1% and 4.2% of our net revenues in the corresponding periods;

•

third-party professional service fees, which consist primarily of professional service fees paid to third-party professionals, were RMB3.2 million, RMB11.1 million and RMB2.4 million (US$0.4 million) in 2010, 2011 and 2012, and RMB0.6 million and RMB1.5 million (US$0.3 million) in the nine months ended September 30, 2012 and 2013, respectively, representing 2.0%, 4.8%, 1.4%, 0.5% and 0.9% of our net revenues in the corresponding periods; and

•

share-based compensation expenses, which were RMB47.4 million and RMB10.9 million (US$1.8 million) in 2011 and 2012 and RMB8.8 million and RMB2.1 million (US$0.3 million) in the nine months ended September 30, 2012 and 2013, representing 20.4%, 6.4%, 6.7% and 1.3% of our net revenues in the corresponding periods. We did not incur any share-based compensation expenses in 2010.

Service development expenses

Our service development expenses are primarily related to our research and development activities. Service development expenses as a percentage of our net revenues were 5.9%, 8.4% and 15.5% in 2010, 2011 and 2012, and 13.5% and 11.6% in the nine months ended September 30, 2012 and 2013, respectively.

Our service development expenses consist primarily of salary and benefit expenses for our research and development staff, which were RMB7.2 million, RMB15.5 million and RMB19.2 million (US$3.1 million) in 2010, 2011 and 2012, and RMB12.7 million and RMB14.2 million (US$2.3 million) in the nine months ended September 30, 2012 and 2013, respectively, representing 4.6%, 6.7%, 11.2%, 9.7% and 8.7% of our net revenues in the corresponding periods.

Other Operating Income

Our other operating income consists primarily of pool purchase prize amounts to which we are entitled from pool purchase prize distributions in respect of residual payments we make to complete lottery pool purchases. Our other operating income was RMB4.7 million, RMB6.5 million and RMB4.2 million (US$0.7 million) in 2010, 2011 and 2012, and RMB4.1 million and RMB11.4 million (US$1.9 million) in the nine months ended September 30, 2012 and 2013, respectively.

Government Grant

In 2011, 2012 and the nine months ended September 30, 2013, we obtained grants from Shenzhen local government in an aggregate amount of RMB1.8 million, RMB2.2 million, and RMB0.1 million (US$16,000), respectively, including grants to key local Internet businesses, project development, and a reimbursement for expense incurred in connection with the proposed listing. We might obtain similar grants from time to time in the future, but there is no assurance that we will continue to obtain such grants on a regular basis.

Income Tax

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

China

The EIT Law became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax, or EIT, rate to both foreign invested enterprises and domestic enterprises. Accordingly, E-Sun Sky Computer, Youlanguang Technology and Guangtiandi Technology were subject to an EIT rate of 25% in 2010, 2011 and 2012 and the nine months ended September 30, 2013, respectively.

The EIT Law provides a transition period from its effective date for the enterprises which were established before the promulgation date of the EIT Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. According to the transitional rule, certain categories of enterprises, including the enterprises located in Shenzhen Special Economic Zone which previously enjoyed a preferential EIT rate of 15%, are eligible for a five-year transition period during which the EIT rate will be gradually increased to the uniform rate of 25%. Therefore, E-Sun Network was subject to transitional EIT rates of 22%, 24%, 25% and 25% in 2010, 2011 and 2012, and the nine months ended September 30, 2013, respectively.

E-Sun Sky Network qualifies as a “software enterprise” and was granted exemption from EIT for its first two years of operations and a reduction in half for the succeeding three years commencing from the first profit-making year. 2006 was the first year of EIT exemption for E-Sun Sky Network. In addition, E-Sun Sky Network is subject to the transition rule discussed above. As a result, E-Sun Sky Network was subject to EIT at rates of 11%, 24% and 25% in 2010, 2011 and 2012, respectively. In February 2011, E-Sun Sky Network obtained the certificate of “Key Software Enterprise” and therefore was granted a preferential income tax rate of 10% for the year ended December 31, 2010. In October 2011, E-Sun Sky Network obtained the certificate of “High-tech Enterprise” and was granted a preferential income tax rate of 15% for the three years commencing from 2011. In April 2013, E-Sun Sky Network was qualified as a “national key software enterprise” and was entitled to a preferential income tax rate of 10% for the years ended December 31, 2011 and 2012.

In March 2011, E-Sun Sky Computer became qualified as a “software enterprise” and was granted exemption from EIT for its first two years of operations commencing from its first profit-making year and a reduction in EIT rate by half for the succeeding three years.

Our tax expenses include a deferred tax expense relating to outside basis differences in our consolidated affiliated entities. This deferred tax expense relating to outside basis differences was RMB35.6 million and RMB21.5 million and RMB11.9 million (US$1.9 million) in 2010, 2011 and 2012, and RMB6.5 million and RMB5.9 million (US$1.0 million) in the nine months ended September 30, 2012 and 2013, respectively. The deferred tax expense relating to outside basis differences arises from (i) aggregate undistributed earnings and share capital of the consolidated affiliated entities that are available for distribution to E-Sun Sky Computer, a PRC tax resident company, and (ii) aggregate undistributed earnings of our PRC subsidiary, E-Sun Sky Computer, that are available for distribution to the Company, a non-PRC tax resident company. The decrease in the income tax expense from 2010 to 2012 is mainly due to the decrease in the deferred tax liabilities arising from aggregate undistributed earnings of the consolidated affiliated entities that are available for distribution to E-Sun Sky Computer. The decrease in the income tax expense in the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012 is mainly due to the change of income tax rate of E-Sun Sky Network from 15% to 10%. The effect of the change in tax rate of RMB6.4 million (US$1.0 million) was recognized as a discrete event in the current period accordingly.

For 2011 and 2012, we recognized an income tax expense of RMB28.5 million and an income tax expense of RMB18.0 million (US$2.9 million), respectively. As of December 31, 2011, the aggregate undistributed earnings of the foreign subsidiaries that were available for distribution to the Company were considered to be indefinitely reinvested and accordingly, no provision was made for income taxes that would be payable upon the distribution of those amounts to us. Determination of the amount of unrecognized deferred tax liabilities related to these earnings was not practicable. For the year ended December 31, 2012, our management reassessed the adequacy of working capital and determined that the foreign earnings are no longer indefinitely reinvested. As a result, we recorded a deferred tax liability related to the aggregate undistributed earnings of the foreign subsidiaries. As of September 30, 2013, we have recognized RMB10.7 million (US$1.8 million) as an accrual for unrecognized tax positions and related interest and penalties.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities, disclosure of contingent assets and liabilities on the date of each set of financial statements and the reported amounts of revenues and expenses during each financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates and assumptions is an integral component of the financial reporting process, actual results could differ from those estimates and assumptions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included elsewhere in this prospectus.

Revenue Recognition

Our revenues are derived principally from online lottery purchase services. We recognize revenues only when (i) there is persuasive evidence of an arrangement exists; (ii) the service has been rendered; (iii) the fees are fixed or determinable; and (iv) collectability is reasonably assured. Specifically, we recognize revenues based on the following revenue recognition principles:

Online lottery purchase services

We earn service fees for online lottery purchase services and revenues that are generated from processing lottery purchase orders from our registered users which we refer to as “service fees.” The registered users enter into certain terms and conditions when they first open their accounts with us. Lottery purchase orders are placed by users through our websites. Then we process these orders with the lottery administration centers. Prior to processing orders, users prepay all purchase amounts. Service fees that we receive from the lottery centers are based on pre-determined and negotiated service fee rates and the total amount of the processed orders. Pursuant to ASC 605-45, Principal Agent Considerations, we record service fees on a net basis because we are not the primary obligor in the arrangement, but instead we act as an agent in providing such purchase services.

Contingent service fee

We are entitled to receive additional service fees from lottery centers when the total amounts of our purchase orders reach an agreed threshold, which we refer to as “contingent service fees.” As we are the agent in providing lottery purchase services, when the agreed thresholds are reached, any contingent service fees received are recorded as net revenues. A monthly reconciliation is performed by us to determine whether such thresholds are reached. Once the agreed threshold is reached, the contingent service fee is then fixed and not subject to any adjustments.

Super VIP incentives

Certain qualified registered users, or Super VIPs, are entitled to receive incentives from us based on actual purchase amount of each transaction. As we do not receive an additional service or benefit from the Super VIP other than service fee earned from lottery administration centers by us from the transaction, the incentives are recognized as a reduction of revenue at each year end in accordance with ASC 605-50, Customer Payments and Incentives.

Lottery pool purchase service

A user may start a lottery pool on our websites. As we contribute the residual amount to the lottery pool in order to complete the lottery pool and earn service fees from the purchase made by the lottery pool, we recognize the lottery fees that we pay to the lottery centers in respect of residual amounts of lottery pools as a reduction in revenue. As our principal activity is to provide lottery purchase services to our users, we recognize the residual amount of the lottery pool we receive after distribution of the prizes as other income upon the announcement of lottery results.

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Our analyses of future taxable income are subject to a wide range of variables, many of which involve estimates.

Uncertainty regarding future events and changes in tax regulation could materially alter our valuation of deferred tax liabilities and assets. If we determine that we would not be able to realize all or part of our deferred tax assets in the future, we would increase our valuation allowance and make a corresponding change to our earnings for the period in which we make such determination. If we later determine that we are more likely than not to realize our deferred tax assets, we would reverse the applicable portion of the previously provided valuation allowance. On January 1, 2007, we adopted ASC 740-10, Income taxes: Overall, to account for uncertainties in income taxes. There was no cumulative effect of the adoption of ASC 740-10 to beginning retained earnings. Interest and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740-10 is classified in the consolidated statements of comprehensive income as income tax expense.

In accordance with the provisions of ASC 740-10, we recognize the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than a fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits which is included in “long-term payables” is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. In certain situations, the PRC tax authorities may challenge positions adopted in our income tax filings. In accounting for uncertain tax positions in the financial statements presented, we have made estimates based on assumptions with respect to the expectations of the outcome of the tax position we have taken. If those expectations were to change, our financial position and results of operations could be materially affected.

Share-based compensation

On March 28, 2011, our shareholders and board of directors approved the 2011 Share Incentive Plan (the “Plan”). The Plan provides for the grant of options, restricted shares and other share-based awards. All options granted under the Plan shall have their exercise prices denominated in U.S. dollars, which is the functional currency of the Company. The board of directors has authorized under the Plan the issuance of up to 12% of our issued and outstanding Class A ordinary shares from time to time, on an as-exercised and fully diluted basis, upon exercise of awards granted under the Plan. The maximum term of any issued stock option is 10 years from the grant date.

On April 8, 2011, we granted 13,864,000 stock options to a director and certain employees with an exercise price of US$0.40. For these awards, 5,506,600 options will be vested upon the first anniversary of the grant date, 5,225,800 options will be vested upon the second anniversary of the grant date, 1,565,800 options will be vested upon the third anniversary of the grant date, and 1,565,800 options will be vested upon the fourth anniversary of the grant date. On the same day, we granted 5,003,980 stock options to another director with an exercise price of US$0.40 per share, and all were vested on the grant date. On the same day, we granted 12,600,000 stock options to certain consultants with an exercise price of US$0.40 per share, and all were vested on the grant date.

Share options granted to employees and the directors are accounted for under ASC 718, Share-Based Payment. In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share options to employees and the director classified as equity awards are recognized in the financial statements based on their grant date fair values. There were no liability awards granted during any of the periods stated herein. We recognize compensation expenses using the straight-line method for share options granted with graded vesting based on service conditions. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. To the extent we revise this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in subsequent periods.

We record share-based compensation expense for awards granted to consultants in exchange for services at fair value in accordance with the provisions of ASC 505-50, Equity based payment to non-employees. As the share options granted to non-employees were fully vested on the grant date, the related compensation expense was fully recognized in the consolidated statement of comprehensive income on the grant date.

On June 8, 2012 (the “modification date”), the Board of Directors modified the exercise price of both vested and unvested options that were previously granted to 88 employees from US$0.4 to US$0.2. The modification was intended to provide additional incentives for these employees.

In accordance with ASC 718-20, Compensation—Stock Compensation, the effects of a modification resulted in incremental compensation cost of US$0.7 million, which was measured as the excess of the fair value of the modified award of US$3.5 million over the fair value of the original award of US$2.8 million at the modification date.

We, with the assistance of an independent valuation firm, determined the fair values of the share-based compensation options recognized in the consolidated financial statements. The binomial option pricing model is applied in determining the estimated fair value of the options granted to employees and non-employees.

The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility and the sub-optimal early exercise factor. For expected volatilities, we have made reference to historical volatilities of several comparable companies. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on market yield of U.S. Treasury Bond in effect at the time of grant. The assumptions used to estimate the fair value of the stock options granted are as follows:

	For the year ended December 31,
	2011	2012
Expected volatility	50.34%	50.11%
Risk-free interest rate	3.69%	1.34%
Dividend yield	0.00%	0.00%
Forfeiture rate	0.00%	0.00%
Suboptional early exercise factor	2	2

Fair value of our ordinary shares

As we have been a private company with no quoted market prices for our ordinary shares, we had to make estimates of the fair value of our ordinary shares at each date of the grant of share options to our senior management. The fair value of our ordinary shares as of April 8, 2011 and June 8, 2012 are US$0.67 and US$0.46 per share, respectively. Given the absence of an active market for our ordinary shares prior to this offering, we engaged a third party appraisal firm to assist in performing contemporaneous valuations of our ordinary shares. The appraisal was performed using the retrospective method to determine the fair value of our ordinary shares as of each valuation date. Such appraisal provided us with guidelines in determining the fair value of the ordinary shares, but the determination was made by our management. The fair value of our ordinary shares was developed through the application of the income valuation technique known as the discounted cash flow method, or the DCF method. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, our operating history and prospects as of the valuation date, the liquidity of our shares such as the anticipated timing of a sale of our company or an initial public offering, which is based on the plans made by our board and management. In addition to our estimated cash flows, which were based on our business prospects and financial forecasts as of different valuation dates, the following major assumptions were used in calculating the fair value of our ordinary shares:

Weighted average cost of capital or WACC

The WACCs were determined by using the capital asset pricing model, or CAPM, a method that market participants commonly use to price securities. Under CAPM, the discount rate was estimated based on a consideration of a number of factors, including risk-free rate, country risk premium, equity risk premium, company size, the company’s state of development and company-specific factors as of the valuation date. The risks associated with achieving our forecasts were appropriately assessed in our determination of the appropriate discount rates. If different discount rates had been used, the valuations could have been significantly different.

Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the e-commerce industry were selected for reference as our guideline companies.

To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the direct marketing and customer loyalty industry, the guideline companies were selected with consideration of the following factors: (i) the comparable companies should operate the direct marketing and customer loyalty business; and (ii) the comparable companies should either have their principal operations in Asia Pacific, as we mainly operate in China, or be publicly listed in the United States, as we plan to become a public company in the United States.

Discount for lack of marketability, or DLOM

The independent third-party valuation firm applied a DLOM of 7.35% and 26.00% for the valuation as of April 8, 2011 and June 8, 2012, respectively, by taking into consideration factors such as timing of a liquidity event (such as an initial public offering) and estimated volatility of equity securities. The further the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. The DCF method involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts.

However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. In preparing our consolidated financial statements as of December 31, 2012 and for 2012, two material weaknesses in our internal control over financial reporting and a control deficiency were identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weaknesses identified relate to (i) insufficient personnel with U.S. GAAP expertise in the preparation of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements; and (ii) lack of an effective independent oversight function to prevent and detect misstatements in financial statements. The control deficiency identified related to lack of written evidence of certain agreements. As a result, there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis.

We are in the process of implementing improvements and remedial measures in response to these assessments and recommendations. We:

•

will appoint three additional independent directors to our board of directors and establish an audit committee, which will be effective upon closing of this offering. Our audit committee will be composed of the three independent directors and chaired by a qualified financial expert as set forth under the applicable rules of SEC;

•	appointed a chief risk officer with the relevant accounting expertise and adequate experience in compliance with the Sarbanes-Oxley Act;

•

assembled a team from our finance department to be responsible for the preparation of financial statements under U.S. GAAP. We hired a reporting manager with the knowledge and experience in the preparation of financial statements to join our finance department and will continue to hire addition qualified personnel if necessary;

•

organized regular training sessions on U.S. GAAP for our finance department in the form of workshops, seminars and newsletters as well as requiring our finance personnel to participate in annual in-house or public U.S. GAAP training courses;

•	intend to set up an internal audit department or engage an outside consulting firm to review our internal control processes, policies and procedures to ensure compliance with the Sarbanes-Oxley Act;

•

set up a compliance team consisting of people selected from our finance, legal, operations, IT and human resources departments, which will be responsible for reviewing our policies and procedures relating to internal control over financial reporting on an annual basis and regularly reviewing and updating internal control documents; and

•

will establish a custody policy for the retention of key control documentation, which will be distributed to all employees and be subject to periodic compliance tests by our compliance team or internal audit department.

We have also developed a process to present related-party transactions to the audit committee for approval upon listing. We are working to implement these measures, although we cannot assure you that we will complete such implementation in a timely manner or that such measures will fully rectify the material weaknesses and control deficiencies described above.

Upon completion of this offering, we will become a public company in the United States that will be subject to Sarbanes-Oxley. Section 404 of Sarbanes-Oxley and applicable rules and regulations thereunder will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2014. In addition, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting.

JOBS Act and Adoption of Accounting Standards

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. For as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Under the JOBS Act, “emerging growth companies” are not required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to the end of the fifth full fiscal year following the date of their initial public offerings. The

JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Results of Operations

The following table presents a summary of financial data from our consolidated statement of comprehensive income by amount and as a percentage of our net revenues for the periods indicated. Our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of our future performance.

	Year ended December 31,							For the nine months ended September 30,
	2010		2011		2012			2012	2013	2013
	RMB	%	RMB	%	RMB	US$	%	RMB	RMB	US$	%
Consolidated Statement of Comprehensive Income Data:	(in thousands, except for percentages)
Net Revenues	157,378	100	232,332	100	171,527	28,027	100	130,736	163,411	26,701	100
Operating expenses:
Cost of services	(22,052)	(14.0)	(24,425)	(10.5)	(18,476)	(3,019)	(10.8)	(13,922)	(19,564)	(3,197)	(12.0)
Sales and marketing	(14,252)	(9.1)	(52,471)	(22.6)	(45,794)	(7,483)	(26.7)	(36,322)	(61,201)	(10,000)	(37.5)
General and administrative	(34,255)	(21.8)	(101,996)	(43.9)	(57,784)	(9,442)	(33.7)	(39,899)	(46,517)	(7,601)	(28.5)
Service development expenses	(9,299)	(5.9)	(19,566)	(8.4)	(26,571)	(4,342)	(15.5)	(17,673)	(18,924)	(3,092)	(11.6)
Write-off of deferred initial public offering expenses	—	—	—	—	(6,404)	(1,046)	(3.7)	(6,404)	—	—	—

Total operating expenses	(79,858)	(50.8)	(198,458)	(85.4)	(155,029)	(25,332)	(90.4)	(114,220)	(146,206)	(23,890)	(89.6)
Other operating income	4,667	3.0	6,455	2.8	4,193	685	2.4	4,139	11,371	1,858	7.0
Government grant	—	—	1,778	0.8	2,242	366	1.3	2,203	139	23	0.1
Other operating expenses	(537)	(0.4)	(296)	(0.1)	(1,821)	(298)	(1.0)	(1,582)	(2,647)	(433)	(1.6)

Operating profit	82,650	51.8	41,811	18.1	21,112	3,448	12.3	21,276	26,068	4,259	15.9
Interest income	102	0.1	243	0.1	1,132	185	0.7	813	251	41	0.2
Interest expense	—	—	—	—	—	—	—	—	(430)	(70)	(0.3)

Income before income tax	81,752	51.9	42,054	18.2	22,244	3,633	13.0	22,089	25,889	4,230	15.8
Income expense	(43,463)	(27.6)	(28,497)	(12.3)	(18,001)	(2,940)	(10.5)	(11,631)	(5,291)	(865)	(3.2)

Net income	38,289	24.3	13,557	5.9	4,243	693	2.5	10,458	20,598	3,365	12.6

Nine months ended September 30, 2013 compared to nine months ended September 30, 2012

Net revenues

Our net revenues increased by 25.0% from RMB130.7 million in the nine months ended September 30, 2012 to RMB163.4 million (US$26.7 million) in the nine months ended September 30, 2013, primarily due to an increase of total service fees by 49.3% from RMB142.1 million in the nine months ended September 30, 2012 to RMB212.2 million (US$34.7 million) in the nine months ended September 30, 2013 as a result of the recovery and growth of the activity level of our users since we resumed online lottery sales services for sports lottery products in November 2012. The increase in service fees was partially offset by an increase of deductibles from RMB11.3 million in the nine months ended September 30, 2012 to RMB48.8 million (US$8.0 million) primarily due to the increase in super VIP incentive and promotional incentives granted to users.

Our total service fees generated from sports lottery products increased by 77.6% from RMB119.5 million in the nine months ended September 30, 2012 to RMB212.2 million (US$34.7 million) in the nine months ended September 30, 2013, primarily as a result of the recovery and growth of the activity level of our users, which was in turn partially attributable to our sales and marketing efforts following the resumption of online sales services for sports lottery products. Our service fees generated from welfare lottery products were RMB22.6 million in the nine months ended September 30, 2012, which accounted for 15.9% of total service fees of the same period. We ceased to provide sales services for, and did not generate any service fees from, welfare lottery products in the nine months ended September 30, 2013.

Operating expenses

Our operating expenses increased by 28.0% from RMB114.2 million in the nine months ended September 30, 2012 to RMB146.2 million (US$23.9 million) in the nine months ended September 30, 2013. Our operating expenses consisted of the following:

Cost of Services.    Our cost of services increased by 40.5% from RMB13.9 million in the nine months ended September 30, 2012 to RMB19.6 million (US$3.2 million) in the nine months ended September 30, 2013. The increase was primarily due to a 142.1% increase in account handling expenses from RMB1.9 million in the nine months ended September 30, 2012 to RMB4.6 million (US$0.7 million) in the nine months ended September 30, 2013, primarily due to additional transaction fees we paid to banks and third-party payment processors for transferring cash from users’ accounts on our websites to their bank accounts starting in 2013.

Sales and marketing expenses.    Sales and marketing expenses increased by 68.5% from RMB36.3 million in the nine months ended September 30, 2012 to RMB61.2 million (US$10.0 million) in the nine months ended September 30, 2013. The increase was primarily due to our increased sales and marketing efforts after we obtained the approval for online sales services for sports lottery products, including:

•

a 65.5% increase in advertising expense from RMB11.6 million in the nine months ended September 30, 2012 to RMB19.2 million (US$3.1 million) in the nine months ended September 30, 2013, which was primarily due to our increased advertising, such as advertisement with CCTV and other media; and

•

a 35.8% increase in commissions to third-party Internet companies from RMB6.7 million in the nine months ended September 30, 2012 to RMB9.1 million (US$1.5 million) in the nine months ended September 30, 2013, which was primarily due to additional third-party Internet companies that redirected user purchase orders to our websites in 2013.

General and administrative expenses.    General and administrative expenses increased by 16.6% from RMB39.9 million in the nine months ended September 30, 2012 to RMB46.5 million (US$7.6 million) in the nine months ended September 30, 2013. The increase was primarily due to:

•	a 20.8% increase in salary and benefit expenses from RMB15.9 million in the nine months ended September 30, 2012 to RMB19.2 million (US$3.1 million) in the nine months ended September 30, 2013; and

•

a 70.0% increase in travel, communication and other business expenses from RMB4.0 million in the nine months ended September 30, 2012 to RMB6.8 million (US$1.1 million) in the nine months ended September 30, 2013 primarily due to the increase in business travels.

Service development expenses.    Service development expenses increased by 7.1% from RMB17.7 million in the nine months ended September 30, 2012 to RMB18.9 million (US$3.1 million) in the nine months ended September 30, 2013. The increase was primarily due to a 11.8% increase in salary and benefit expenses for our research and development staff from RMB12.7 million in the nine months ended September 30, 2012 to RMB14.2 million (US$2.3 million) in the nine months ended September 30, 2013.

Other operating income

Other operating income increased by 174.7% from RMB4.1 million in the nine months ended September 30, 2012 to RMB11.4 million (US$1.9 million) in the nine months ended September 30, 2013. The increase was primarily due to:

•	a 177.3% increase in residual prize amounts to which we were entitled from pool purchase prizes from RMB2.2 million in the nine months ended September 30, 2012 to RMB6.1 million (US$1.0 million) in the nine months ended September 30, 2013 primarily due to the increase in the amount of pool purchases from our users; and

•

a significant increase in tax refund from government from RMB1.0 million in the nine months ended September 30, 2012 to RMB4.7 million (US$0.8 million) in the nine months ended September 30, 2013 due to a discrete event of government refund of VAT tax.

Operating profit

As a result of the forgoing, our operating profit increased by 22.5% from RMB21.3 million in the nine months ended September 30, 2012 to RMB26.1 million (US$4.3 million) in the nine months ended September 30, 2013.

Income tax expense

Our income tax expense was RMB5.3 million (US$0.9 million) in the nine months ended September 30, 2013, as compared to RMB11.6 million in the nine months ended September 30, 2012. The decrease was primarily due to the change of income tax rate of E-Sun Sky Network from 15% to 10% for 2011 and 2012 as it qualified as a “national key software enterprise”, as a result an RMB6.4 million (US$1.0 million) tax benefit was recognized as a discrete event in the nine months ended September 30, 2013.

Net income

As a result of the forgoing factors, our net income increased by 97.0% from RMB10.5 million in the nine months ended September 30, 2012 to RMB20.6 million (US$3.4 million) in the nine months ended September 30, 2013.

Year ended December 31, 2012 compared to year ended December 31, 2011

Net revenues

Our net revenues decreased by 26.2% from RMB232.3 million in 2011 to RMB171.5 million (US$28.0 million) in 2012. This decrease in net revenues was primarily attributable to the voluntary suspension from March to November 2012. In particular, our net revenues were RMB63.1 million (US$10.3 million), RMB78.4 million (US$12.8 million) and RMB30.0 million (US$4.9 million) prior to, during and after the voluntary suspension. Service fees generated by our mobile applications accounted for 78.5% of the total service fees during the voluntary suspension period. The decrease in net revenue was specifically attributable to:

•	an 8.3% decrease in service fees from sports match lottery from RMB141.1 million in 2011 to RMB129.6 million (US$21.1 million) in 2012;

•	a 38.9% decrease in service fees from Lotto from RMB58.3 million in 2011 to RMB35.6 million (US$5.8 million) in 2012; and

•	a 58.7% decrease in service fees from high frequency lottery from RMB47.0 million in 2011 to RMB19.4 million (US$3.2 million) in 2012.

The impact of the voluntary suspension was also reflected in our active accounts, which decreased by 52.6% from 1.9 million in 2011 to 0.9 million in 2012. Total purchase amounts also decreased by 32% from RMB2.5 billion in 2011 to RMB1.7 billion (US$277.0 million) in 2012. In particular, we had purchase amount of RMB605.9 million (US$98.7 million), RMB848.0 million (US$138.2 million) and RMB219.8 million (US$35.8 million) prior to, during and after the voluntary suspension, respectively, representing approximately purchase amount of RMB9.5 million (US$1.5 million), RMB3.4 million (US$0.6 million) and RMB4.4 million (US$0.7 million) per day, respectively.

Historically the substantial majority of our service fees were generated from service fees for sports lottery products. We resumed the suspended online sales services for sports lottery products in November 2012 after we obtained the relevant approval by the MOF.

Operating expenses

Our operating expenses decreased by 22% from RMB198.5 million in 2011 to RMB155.0 million (US$25.3 million) in 2012. The decrease was in line with the decrease of our net revenues in the same periods. Our operating expenses consisted of the following:

Cost of services.    Our cost of services decreased by 24.2% from RMB24.4 million in 2011 to RMB18.5 million (US$3.0 million) in 2012. The decrease was primarily due to:

•	a 28.0% decrease in business tax from RMB7.6 million in 2011 to RMB5.5 million (US$0.9 million) in 2012, which was in line with the decrease in our net revenues; and

•	a 54.0% decrease in account handling expenses from RMB5.2 million in 2011 to RMB2.4 million (US$0.4 million) in 2012 which was in line with the decrease of our net revenues.

Sales and marketing expenses.    Sales and marketing expenses decreased by 13.0% from RMB52.5 million in 2011 to RMB45.8 million (US$7.5 million) in 2012. The decrease was primarily due to:

•

a 42.0% decrease in advertising expenses from RMB20.8 million in 2011 to RMB12.1 million (US$2.0 million) in 2012, due to our increased advertising and marketing efforts to promote our websites and brand name in 2011;

•

a 44.0% decrease in commissions to third-party Internet companies from RMB14.5 million in 2011 to RMB8.1 million (US$1.3 million) in 2012, primarily attributable to the discontinuation of our collaboration with certain third-party websites to redirect users to our websites for lottery purchase, which was in turn resulted from the voluntary suspension.

The decrease was partially offset by

•	a 158.5% increase in promotional events expenses from RMB5.3 million in 2011 to RMB13.7 million (US$2.2 million) in 2012, due to expenses related to our sponsorship for the CFA 500.com Star Project.

General and administrative expenses.    General and administrative expenses decreased by 43.3% from RMB102.0 million in 2011 to RMB57.8 million (US$9.4 million) in 2012. The decrease was primarily due to:

•

a significant decrease in share-based compensation expenses from RMB47.4 million in 2011 to RMB10.9 million (US$1.8 million) in 2012, as we granted options to directors, management and administration staff and consultants on April 8, 2011; and

•

a significant decrease in third-party professional service fees from RMB11.1 million in 2011 to RMB2.4 million (US$0.4 million) in 2012 primarily attributable to audit fees paid in connection with this offering in 2011.

Service development expenses.    Service development expenses increased by 36.0% from RMB19.6 million in 2011 to RMB26.6 million (US$4.3 million) in 2012. The increase was primarily due to a 23.9% increase in salary and benefit for our research and development staff from RMB15.5 million in 2011 to RMB19.2 million (US$3.1 million) in 2012, attributable to our continued effort in research and development.

Other operating income

Our other operating income decreased by 35.4% from RMB6.5 million in 2011 to RMB4.2 million (US$0.7 million) in 2012. The decrease was primarily due to a decrease in residual prize amounts to which we were entitled from pool purchase prize distributions in respect of payments we made to complete lottery pool purchases, attributable to a decrease in total pool purchase amount and in line with the decrease of our net revenues in 2012.

Operating profit

As a result of the forgoing and in particular due to the voluntary suspension, our operating profit decreased by 49% from RMB42.0 million in 2011 to RMB21.1 million (US$3.5 million) in 2012.

Income tax

Our income tax expense decreased by 36.8% from RMB28.5 million in 2011 to RMB18.0 million (US$2.9 million) in 2012. This was primarily due to (i) the decrease in the applicable income tax for E-Sun Sky Network from RMB7.0 million in 2011 to RMB5.4 million (US$0.9 million) in 2012; and (ii) the decrease in outside basis difference from RMB21.5 million in 2011 to RMB11.9 million (US$1.9 million) in 2012 in relation to our consolidated affiliated entities.

Net income

As a result of the foregoing factors, we recorded a net income of RMB4.2 million (US$0.7 million) in 2012 as compared to a net income of RMB13.6 million in 2011.

Year ended December 31, 2011 compared to year ended December 31, 2010

Net revenues

Our net revenues increased by 47.6% from RMB157.4 million in 2010 to RMB232.3 million in 2011. This increase in net revenues was attributable to growth in all aspects of our business as well as favorable lottery market conditions in China. The increase in net revenues was primarily attributable to:

•	a 59.6% increase in service fees from sports match lottery from RMB88.4 million in 2010 to RMB141.1 million in 2011; and

•	a 49.1% increase in service fees from Lotto from RMB39.1 million in 2010 to RMB58.3 million in 2011.

In addition, the number of active accounts increased by 35.6% from 1.4 million in 2010 to 1.9 million in 2011. Total purchase amounts also increased by 38.9% from RMB1.8 billion in 2010 to RMB2.5 billion in 2011.

Operating expenses

Our operating expenses increased by 148.8% from RMB79.9 million in 2010 to RMB198.5 million in 2011. The increase was due to the expansion of our business and operations as follows:

Cost of services.    Our cost of services increased by 12.2% from RMB22.1 million in 2010 to RMB24.4 million in 2011. The increase was primarily due to:

•	a 50.9% increase in business tax from RMB5.3 million in 2010 to RMB7.6 million in 2011, which was in line with the increase of our net revenues; and

•	a 71.4% increase in server leasing and maintenance expenses from RMB2.8 million in 2010 to RMB4.8 million in 2011 resulting from our business expansion.

Sales and marketing expenses.    Sales and marketing expenses increased significantly from RMB14.3 million in 2010 to RMB52.5 million in 2011, primarily due to:

•

a significant increase in advertising expenses from RMB2.3 million in 2010 to RMB20.8 million in 2011, due to our enhanced advertising and marketing efforts to promote our websites and brand name in a variety of media including portal websites and traditional advertising media;

•	a significant increase in promotional events expenses from nil in 2010 to RMB5.3 million in 2011, due to expenses related to our sponsorship for the CFA 500.com Star Project; and

•

a 42.2% increase in commissions to third-party Internet companies from RMB10.2 million in 2010 to RMB14.5 million in 2011, primarily attributable to the increase in revenues generated from users directed to us from such third-party websites.

General and administrative expenses.    General and administrative expenses increased significantly from RMB34.3 million in 2010 to RMB102.0 million in 2011, primarily due to:

•

a significant increase in share-based compensation expenses from nil in 2010 to RMB47.4 million in 2011, as we granted options to directors, management and administration staff and consultants on April 8, 2011; and

•	a significant increase in third-party professional service fees from RMB3.2 million in 2010 to RMB11.1 million in 2011 primarily attributable to audit fees paid in connection with this offering.

Service development expenses.    Service development expenses increased by 110.8% from RMB9.3 million in 2010 to RMB19.6 million in 2011. The increase was primarily due to a 116.1% increase in salary and benefit for our research and development staff from RMB7.2 million in 2010 to RMB15.5 million in 2011, attributable to our increasing effort in research and development.

Other operating income

Our other operating income increased by 38.3% from RMB4.7 million in 2010 to RMB6.5 million in 2011. The increase was primarily due to an increase in residual prize amounts to which we are entitled from pool purchase prize distributions in respect of payments we made to complete lottery pool purchases, attributable to an increase in total pool purchase amount from RMB532.9 million in 2010 to RMB640.3 million in 2011.

Operating profit

As a result of the forgoing and in particular due to the significant increase in our share-based compensation expenses from nil in 2010 to RMB50.2 million in 2011, our operating profit decreased by 48.8% from RMB81.7 million in 2010 to RMB41.8 million in 2011.

Income tax

Our income tax expense decreased by 34.5% from RMB43.5 million in 2010 to RMB28.5 million in 2011. This was primarily due to (i) the decrease in the applicable income tax for E-Sun Sky Network from RMB8.7 million in 2010 to RMB7.0 million in 2011; and (ii) the decrease in outside basis difference from RMB35.6 million in 2010 to RMB21.5 million in 2011 in relation to our consolidated affiliated entities.

Net income

As a result of the foregoing factors, our net income decreased by 64.5% from RMB38.3 million in 2010 to RMB13.6 million in 2011.

Selected Quarterly Results of Operations

The following table sets forth our unaudited condensed consolidated quarterly results of operations for each of the 11 quarters in the period from January 1, 2011 to September 30, 2013. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarters presented.

	Three months ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013
	(RMB in thousands)
Net Revenues	47,041	54,101	57,823	73,367	73,165	34,481	23,090	40,791	39,485	54,689	69,237
Operating expenses:
Cost of services	(4,173)	(6,952)	(5,541)	(7,759)	(6,565)	(3,997)	(3,360)	(4,554)	(5,339)	(6,729)	(7,496)
Sales and marketing	(6,993)	(6,728)	(15,968)	(22,782)	(16,486)	(11,106)	(8,730)	(9,472)	(15,875)	(20,659)	(24,667)
General and administrative	(8,370)	(55,869)	(14,981)	(22,776)	(14,527)	(12,431)	(12,941)	(17,885)	(16,657)	(14,875)	(14,985)
Service development expenses	(2,380)	(4,201)	(5,664)	(7,321)	(5,739)	(5,901)	(6,033)	(8,898)	(6,033)	(6,201)	(6,690)
Write-off initial public offering expenses	—	—	—	—	(6,365)	(39)	—	—	—	—	—

Total operating expenses	(21,916)	(73,750)	(42,154)	(60,638)	(49,682)	(33,474)	(31,064)	(40,809)	(43,904)	(48,464)	(53,838)
Other operating income	1,728	1,414	1,407	1,906	2,705	1,126	308	54	1,945	6,849	2,577
Government grant	400	—	—	1,378	—	2,200	3	39	46	46	47
Other operating expense	—	—	(279)	(17)	(223)	(23)	(1,336)	(239)	(344)	(2,028)	(275)

Operating profit	27,253	(18,235)	16,797	15,996	25,965	4,310	(8,999)	(164)	(2,772)	11,092	17,748
Interest income	17	52	96	78	277	287	249	319	101	79	71
Interest expense	—	—	—	—	—	—	—	—	—	(152)	(278)

Income before income tax	27,270	(18,183)	16,893	16,074	26,242	4,597	(8,750)	155	(2,671)	11,019	17,541
Income tax (benefit) expense	(15,494)	(791)	23,980	(36,192)	(8,482)	(3,693)	544	(6,370)	(933)	703	(5,061)

Net income/(loss)	11,776	(18,974)	40,873	(20,118)	17,760	904	(8,206)	(6,215)	(3,604)	11,722	12,480

Net income attributable to ordinary shareholders	11,776	(18,974)	40,873	(20,118)	17,760	904	(8,206)	(6,215)	(3,604)	11,722	12,480

Adjusted net income/(loss) (non-GAAP)	21,048	18,894	19,453	25,798	27,124	6,009	(5,205)	1,938	1,455	14,455	13,598

(1)	As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation and deferred tax expense relating to outside basis differences in our consolidated affiliated entities. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

(2)	We present adjusted net income (non-GAAP) excluding share-based compensation and deferred tax expense relating to outside basis differences from our consolidated affiliated entities. The following table reconciles our adjusted net income (non-GAAP) for each of the 11 quarters in the period from January 1, 2011 to September 30, 2013 to the net income calculated and presented in accordance with U.S. GAAP.

	Three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2011	2011	2011	2011	2012	2012	2012	2012	2013	2013	2013
	(RMB In thousands)
Net income/(loss)	11,776	(18,974)	40,873	(20,118)	17,760	904	(8,206)	(6,215)	(3,604)	11,722	12,480
Adjustment for share-based compensation	—	40,080	5,102	4,972	4,911	3,373	2,716	2,704	1,983	519	519
Adjustment for deferred tax expense relating to outside basis differences	9,272	(2,212)	(26,522)	40,944	4,453	1,732	285	5,449	3,076	2,214	599
Adjusted net income/(loss) (non-GAAP)	21,048	18,894	19,453	25,798	27,124	6,009	(5,205)	1,938	1,455	14,455	13,598

We experienced growth in our quarterly net revenues in 2011. The growth in net revenues was mainly attributable to increased purchase amount of lotteries from an increased base of total registered accounts and the growth in the lottery market in China. Our net revenues in the first three quarters of 2012 decreased as compared to their respective preceding quarters as a result of the voluntary suspension. Our net revenues increased in the fourth quarter of 2012 and the first three quarters of 2013 as compared to their respective preceding quarters after we resumed online sales services for sports lottery products. Although there is no guarantee the recovery of revenue growth can be maintained, we expect our net revenues to continue a trend of growth in the foreseeable future.

Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, including seasonality of sports events on which sport lotteries are based, changes in the lottery issuance schedules by the lottery issuance authorities, and general economic conditions. Historically, the expenditures on online lottery purchase in China tend to decrease during the first quarter of each year primarily due to the Chinese New Year holiday in that quarter. See “Risk Factors—Risk Related to Our Business and Industry—Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operating activities and proceeds from our issuances of preferred shares and ordinary shares. As of September 30, 2013, we had RMB49.3 million (US$8.1 million) in cash and cash equivalents. In 2010, our board of directors declared a distribution of dividends totaling RMB159.9 million (US$26.1 million) to our ordinary shareholders. On December 6, 2012, our board of directors declared a distribution of dividends totaling RMB90.0 million (US$14.7 million) to our ordinary shareholders. As of September 30, 2013, RMB94.5 million (US$15.4 million) in dividends remained unpaid, which was repaid in full as of the date of this prospectus. As a holding company with no material operations of our own, we conduct our operations primarily through our wholly owned subsidiary and our consolidated affiliated entities in China. Our PRC subsidiary’s ability to make dividends or other cash payments to us are subject to various restrictions under PRC laws and regulations. See “Risk Factors—Risks Related to Our Corporate Structure— We may rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” and “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” Although we consolidate the results of our PRC consolidated affiliated entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive service fees from them in exchange for certain technology consulting and other services provided by us and the use of certain intellectual properties owned by us. See “Our History and Corporate Structure.” As of September 30, 2013, we had working capital of RMB79.1 million (US$12.9 million).

In October 2013, we issued a convertible note in the aggregate principal amount of US$20 million to Sequoia, which will be automatically converted into our Class B ordinary shares upon completion of this offering.

We believe that our current cash, anticipated cash flow from operations, and the net proceeds we expect to receive from this offering and the concurrent private placement to Sequoia will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. See “Use of Proceeds.” We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,				Nine months ended September 30
	2010	2011	2012		2012	2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)				(in thousands)
Net cash generated from (used in) operating activities	63,159	69,425	92,499	15,114	82,990	(19,562)	(3,197)
Net cash generated from (used in) investing activities	162	(35,334)	(124,869)	(20,403)	(113,597)	(9,318)	(1,522)
Net cash generated from (used in) financing activities	(56,683)	(2,830)	(5)	(1)	1,600	46,621	7,618
Cash and cash equivalents at the beginning of the period	26,031	32,669	63,930	10,446	63,930	31,555	5,156

Cash and cash equivalents at the end of the period	32,669	63,930	31,555	5,156	34,923	49,296	8,055

Net cash generated from (used in) operating activities

Net cash used in operating activities in the nine months ended September 30, 2013 was RMB19.6 million (US$3.2 million), which was primarily attributable to (i) net income of RMB20.6 million (US$3.4 million); (ii) a RMB8.1 million (US$1.3 million) increase in accrued expenses and other current liabilities as compared to the nine months ended September 30, 2012. Net cash used in operating activities in the nine months ended 2013 was partially offset by (i) a RMB26.7 million (US$4.4 million) increase in accounts receivable (ii) a RMB28.0 million (US$4.6 million) increase in prepayments and other current assets as compared to the nine months ended September 30, 2012.

Net cash generated from operating activities in 2012 was RMB92.5 million (US$15.1 million), which was primarily attributable to (i) a RMB25.7 million (US$4.2 million) decrease in prepayments and other current assets primarily due to a decrease in deposits we paid for the purchase of lottery products as of December 31, 2012 as compared to December 31, 2011, which was in line with the decrease in our net revenues during the same periods; (ii) a RMB12.5 million (US$2.0 million) decrease in account receivables as of December 31, 2012 as compared to December 31, 2011, which was in line with the decrease in our net revenues during the same periods.

Net cash generated from operating activities was RMB69.4 million in 2011, which was primarily attributable to (i) net income of RMB13.6 million; (ii) a RMB50.2 million adjustment to net income to reconcile net cash for shared-based compensation in connection with the options we granted, for more details, see “Management—Share Incentive Plan”; (iii) a RMB20.6 million adjustment to net income to reconcile net cash for deferred tax expense; and (iv) a RMB28.1 million increase in accrued expenses and other current liabilities as of December 31, 2011 as compared to December 31, 2010 primarily due to increases in advance payments from our users prior to purchase of lottery products, which was in line with the increase in our net revenues during the same period. Increase in net cash generated from operating activities in 2011 was partially offset by (i) a RMB29.6 million increase in prepayments and other current assets primarily due to increase in receivables from financial institutions and lottery administration centers which was in line with the increase in our net revenues during the same period; and (ii) a RMB16.1 million increase in account receivables from lottery administration centers which was in line with the increase in our net revenues during the same period.

Net cash generated from operating activities was RMB63.2 million in 2010, which was primarily attributable to (i) net income of RMB38.3 million; (ii) an adjustment of deferred tax expense of RMB34.3 million and (iii) increase in accrued expenses and other current liabilities of RMB10.6 million due largely to increases in advances from our users to reflect our increased business activities, which was partially offset by increase in prepayments and other current assets of RMB21.0 million due largely to increases in our prepayments to lottery administration centers, in line with our increased business activities.

Net cash generated from (used in) investing activities

Net cash used in investing activities in the nine months ended September 30, 2013 was RMB9.3 million (US$1.5 million), which was primarily attributable to a RMB141.5 million (US$23.1 million) decrease in amounts due from related parties as of September 30, 2013 as compared to September 30, 2012, which was partially offset by (i) a RMB144.7 million increase in restricted cash as of September 30, 2013 as compared to September 30, 2012; and (ii) cash paid for acquisition of property and equipment of RMB5.9 million in connection with the purchase of information-related equipment.

Net cash used in investing activities in 2012 was RMB124.9 million (US$20.4 million), which was primarily attributable to (i) a RMB85.6 million (US$13.9 million) increase in the amount of loans we granted to certain related parties as of December 31, 2012 as compared to December 31, 2011; and (ii) cash paid for acquisition of property and equipment of RMB29.8 million (US$4.9 million) in connection with the decoration of our new office building.

Net cash used in investing activities in 2011 was RMB35.3 million, which was primarily attributable to (i) a RMB23.8 million increase in the amount of loans we granted to certain related parties as of December 31, 2011 as compared to December 31, 2010; and (ii) cash paid for acquisition of property and equipment of RMB9.3 million in connection with the purchase of information-related equipment.

Net cash generated from investing activities was RMB0.2 million in 2010, primarily attributable to decrease in amounts due from related parties of RMB5.2 million, partially offset by cash paid for acquisition of property and equipment of RMB3.8 million and cash paid for acquisition of intangible assets of RMB1.2 million.

Net cash generated from (used in) financing activities

Net cash generated from financing activities in the nine months ended September 30, 2013 was RMB46.6 million (US$7.6 million) which was primarily attributable to a RMB149.8 million (US$24.5 million) proceeds from short-term bank borrowings and partially offset by a RMB100.0 million (US$16.3 million) payment of dividends.

We did not generate or use any significant cash from financing activities in 2012.

Net cash used in financing activities in 2011 was RMB2.8 million which was attributable to cost incurred in connection with this offering.

Net cash used in financing activities was RMB56.7 million in 2010, primarily due to cash paid for the repurchase of our Series B and B-1 preferred shares on March 17, 2010 for an aggregate purchase price of RMB112.2 million and cash paid for distribution of dividends of RMB55.4 million, partially offset by cash received from issuance of 2,206,073 pre-split ordinary shares for an aggregate purchase price of RMB112.4 million.

Capital Expenditures

We made capital expenditures, including for property and equipment and intangible assets, of RMB5.0 million, RMB10.1 million, RMB32.1 million and RMB6.1 million (US$1.0 million) in 2010, 2011, 2012, and the nine months ended September 30, 2013, respectively. In addition, our capital expenditures in 2012 included decoration expenses of our new office building in Shenzhen. We expect our capital expenditures in 2013 to primarily consist of purchases of additional information technology-related equipment. In addition, we expect that our capital expenditures will increase in the future as we make technological improvements to our transaction and service platform.

Contractual Obligations and Commercial Commitments

The following table sets forth our future minimum payments under non-cancelable operating leases of office rent with initial terms in excess of one year as of the indicated dates.

	As of December 31, 2012		As of September 30, 2013
	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)		(in thousands)
2013	3,273	535	907	148
2014	2,918	477	2,989	488
2015	2,918	477	2,918	477
2016	2,918	477	2,918	477
2017 and thereafter	2,584	422	2,584	422

Total	14,611	2,388	12,316	2,012

As of December 31, 2012 and September 30, 2013, we did not have any long-term debt obligations or purchase obligations.

Off-Balance Sheet Commitments and Arrangements

We do not currently have any outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2010, 2011 and 2012 were a decrease of 0.7%, an increase of 3.3% and an increase of 2.02%, respectively.

Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the RMB exchange rate. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert the RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$65.0 million from this offering and the concurrent private placement to Sequoia, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us in connection with this offering, based on the public offering price of US$10.00 per ADS. Assuming that we convert the full amount of the net proceeds from this offering and the concurrent private placement to Sequoia into RMB, a 10% appreciation of the RMB against the U.S. dollar, from a rate of RMB6.120 to US$1.00 to a rate of RMB5.5636 to US$1.00, will result in a decrease of RMB36.2 million (US$5.9 million) of the net proceeds from this offering and the concurrent private placement to Sequoia. Conversely, a 10% depreciation of the RMB against the U.S. dollar, from a rate of RMB6.120 to US$1.00 to a rate of RMB6.800 to US$1.00, will result in an increase of RMB44.2 million (US$7.2 million) of the net proceeds from this offering and the concurrent private placement to Sequoia.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank accounts. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Recent Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740) or ASU 2013-11, to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. This ASU requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The modifications to ASC Topic 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. The Company will adopt ASU 2013-11 on January 1, 2014. Starting from January 1, 2014, the Company will present unrecognized tax benefit or a portion of an unrecognized tax benefit as deduction of deferred tax assets if applicable.

INDUSTRY BACKGROUND

Chinese Lottery Market

The Chinese lottery market has experienced strong growth in recent years as a result of positive macro trends in China, such as robust economic growth, increases in disposable income and a more positive shift in public perception towards the lottery business. Total lottery sales in China amounted to RMB166.3 billion, RMB221.6 billion and RMB261.5 billion (US$42.7 billion), in 2010, 2011 and 2012, respectively, representing a 33.3% and 18.0% increases in 2011 and 2012 as compared to 2010 and 2011, respectively, according to a report by the MOF. According to the iResearch Report, although no accurate projection of the future growth of the Chinese lottery market can be guaranteed, the Chinese lottery market is expected to continue to grow at a comparable rate in the near future due to the continued growth of China’s GDP and individual disposable income and the increasingly favorable regulatory environment for the development of the lottery market in China. Total lottery sales in China is projected to be RMB308.0 billion, RMB374.3 billion and RMB450.3 billion in 2013, 2014 and 2015, respectively, representing a 46.2% increase from 2013 to 2015 according to the iResearch Report.

The following chart shows total lottery sales in China from 2010 to 2012 and projected total lottery sales in China from 2013 to 2015:

Source: the iResearch Report

Lottery sales through the Internet has also enjoyed substantial growth in recent years. Total online lottery sales amounted to approximately RMB5.5 billion, RMB11.0 billion and RMB14.7 billion (US$2.4 billion) in 2010, 2011 and 2012, respectively, accounting for 3.3%, 5.0% and 5.6% of total lottery sales for the same years, respectively, according to the iResearch Report. According to the same report, over the next few years lottery purchasers will increasingly utilize alternative lottery purchasing channels, such as the Internet and mobile phone networks, which enhance the convenience of lottery products purchase and provide a variety of services not available through traditional channels. Total online lottery sales is projected to reach RMB20.5 billion, RMB29.3 billion and RMB41.3 billion in 2013, 2014 and 2015, respectively, representing approximately 6.7%, 7.8% and 9.2% of the total lottery sales amount for the same years, respectively, according to the iResearch Report.

The following charts show the total online lottery sales amount and online sales amount for sports lottery products from 2010 to 2012 in China and the projected online lottery sales amount in China from 2013 to 2015:

Source: the iResearch Report

Source: the iResearch Report

(1)	Projections are based on the assumption that the number of Chinese Internet users and the e-commerce market in China will continue to grow and detailed rules and regulations for the online lottery industry will continue to be enacted and implemented in the next few years to promote the further development of the online lottery industry.

Drivers for the Growth of the Online Lottery Market

Online lottery sales are affected by many factors, including general economic conditions, individual disposable income, and lottery purchaser demography. We believe the growth of the online lottery market will be driven by:

Growth of GDP and individual disposable income. Growth of GDP and individual disposable income are among the main growth drivers of the online lottery market in China.

In recent years, growth of online lottery market sales in China has been much faster than the growth of GDP and individual disposable income. According to the National Bureau of Statistics of China, from 2010 to 2012, China’s GDP grew from RMB40.2 trillion to RMB51.9 trillion (US$8.5 trillion), representing a 29.1% increase, and the individual disposable income for urban population grew from RMB19,109 to RMB24,565 (US$4,014), representing a 28.6% increase. Total online lottery sales grew from RMB5.5 billion to RMB14.7 billion

(US$2.4 billion) from 2010 to 2012 representing a 167% increase. Although there is no guarantee that the growth rate of the online lottery market in China will continue to be faster than that of China’s GDP and individual disposable income, online lottery sales are expected to continue to grow as China’s GDP and individual disposable income grow.

Government regulations and evolving public acceptance of the lottery industry. The Chinese government has shown increasing support for the lottery market in general and the online lottery market in particular through a series of legislation. See “Regulations” for a more detailed discussion of this legislation. According to an announcement by the MOF, the MOF applied RMB8.5 billion of lottery income to a wide range of social welfare endeavors, including earthquake relief, medical care in rural and urban areas, education subsidy, handicapped assistance, and red-cross activities, in 2011. The MOF regards the development of the Chinese lottery market as healthy and beneficial. According to the “Twelfth Five-Year Plan” approved by the PRC National People’s Congress in March 2011, the central government will expand social security fund source by increasing lottery issuance. At the same time, the recent implementation of the Urgent Notice and the subsequent investigations and penalties on certain online lottery sales service provider who does not have the relevant approvals could have a significant impact on the competitive landscape of the online lottery market. The Urgent Notice and the subsequent government actions have brought significant risks and uncertainties to online lottery sales service providers who do not have the relevant approvals, and as a result may reduce competition for online lottery sales service providers that possess relevant approvals in the near future.

Increase in the number of lottery purchasers. The increase in the number of lottery purchasers in general and the increase in the number of online purchasers in particular are important factors in online lottery market growth. The number of general and online lottery purchasers are expected to continue to grow in the next few years. According to iResearch, the number of lottery purchasers grew from 250 million in 2010 to 338 million in 2012 and the number of purchasers is projected to grow to 531 million by the end of 2015. Similarly, according to the estimate in the iResearch Report, the number of active online lottery purchasers grew from 5.0 million in 2010 to 16.5 million in 2012, representing a 230% increase, and is expected to grow to 58.9 million by 2015.

Increasing Internet penetration in lottery distribution. The Internet and Internet applications have experienced significant growth in China in recent years. As a result, both the number of Internet users and the percentage of online lottery purchasers to the number of Internet users have grown. According to the iResearch Report, there were 250 million, 290 million and 338 million lottery purchasers in China in 2010, 2011 and 2012, respectively, among which 2.0%, 3.2% and 4.9% were online lottery purchasers, respectively. The increase in the number of online lottery purchasers was attributable to a variety of factors, including, among other things, the ease of online payment, the ease of access, the reliability of the prize collection process, the availability of information, and the popularity of lottery pool purchases.

Lottery Products

The government authority in charge of the Chinese lottery market is the MOF, which is responsible for drafting and enacting laws, rules and regulations on Chinese lottery sales and administration, as well as monitoring the sales and promotion of lottery products.

Lottery products by issuing entities

Two categories of lottery products are currently approved by the MOF, namely sports lottery products and welfare lottery products, which are issued by China Sports Lottery Administration Center and China Welfare Lottery Issuance and Administration Center, respectively. National lottery products are sold through provincial lottery administration centers that are authorized to license the sales of national lottery products directly to lottery sales agents. Provincial lottery administration centers are also authorized to issue provincial-level sports or welfare lottery products upon the approval of the corresponding state lottery administration center.

Welfare lottery products.    In China, welfare lottery products are defined as lottery products issued by China Welfare Lottery Issuance and Administration Center and provincial welfare lottery administration centers.

Welfare lottery products were first issued in China in 1987. Most welfare lottery products are number-based lottery products, the outcomes of which depend on combinations of numbers.

Sports lottery products.    In China, sports lottery products are defined as lottery products issued by China Sports Lottery Administration Center and provincial sports lottery administration centers. There are generally two types of sports lottery products: those based on outcomes of sports matches and those that are number-based.

Total sales amount of welfare lottery products in China was RMB96.8 billion, RMB127.8 billion and RMB151.0 billion (US$24.7 billion) in 2010, 2011 and 2012, respectively, accounting for 58.2%, 57.7% and 57.7% of total lottery sales amount in the same years, respectively. Total sales amount of sports lottery products in China was RMB69.5 billion, RMB93.8 billion and RMB110.5 billion (US$18.1 billion) in 2010, 2011 and 2012, respectively, accounting for 41.8%, 42.3% and 42.3% of total lottery sales in the same years, respectively.

The following chart shows total welfare lottery products sales in China from 2010 to 2012 and projected total welfare lottery products sales from 2013 to 2015:

Source: the iResearch Report

The following chart shows total sports lottery products sales in China from 2010 to 2012 and projected total sports lottery products sales from 2013 to 2015:

Source: the iResearch Report

Lottery products by types

There are three types of lottery products depending on the rules or outcomes: Lotto, sports match lottery, and instant lottery.

Lotto.    Lotto is a type of lottery product whose outcome depends on combinations of numbers. A purchaser of a lotto ticket will select a combination of numbers at the time of purchase, and the result and payout depend on how well the selected number combination matches the prize winning number combination, which is randomly drawn at a set time. The grand prize of each lotto ticket in China is usually RMB10 million, although the issuing lottery administration centers have the discretion to add extra prize money amounts as incentives. High-frequency lottery is a new type of lotto product which is characterized by a high frequency of lottery draws, usually every few minutes. It has experienced rapid development since 2009. According to a report by the MOF, sales of Lotto products accounted for 66.9%, 64.4% and 66.5% of total lottery sales in China in 2010, 2011 and 2012, respectively.

Sports Match Lottery.    Sports match lottery is a type of lottery product whose outcome depends on the outcome of sports matches. The majority of sports match lottery products in China relate to soccer lottery products, where a lottery purchaser predicts one or more results of a soccer match or a combination of soccer matches, such as the winners and final scores, and the lottery result and payout amount depends on the outcome of the match or matches and the odds published by lottery administration centers. Sports match lottery products have greater information and knowledge requirements than other types of lotteries, and a purchaser needs to make a rational decision based on certain information, such as player status and official odds, which needs to be real-time or constantly updated to be meaningful references. As such, sports match lottery products are mostly suitable to be purchased online, where such information is readily available and updated. Benefiting from the introduction of popular sports match lottery products following a series of international sports matches, sales of sports match lottery products have grown significantly in recent years. According to the iResearch Report, sales amount of sports match lottery products accounted for 8.9%, 9.9% and 10.3% of total lottery sales amounts in China in 2010, 2011 and 2012, respectively, and is expected to continue to grow in the next few years.

Instant Lottery.    Instant lottery is a type of lottery product for which the winning tickets and prize amounts are predetermined. The tickets are pre-printed and a ticket purchaser will know instantly if he or she has won a prize once the ticket is opened. Given their nature, instant lottery products are currently only sold through traditional sales channels.

Instant lottery products accounted for 24.2%, 25.7% and 14.6% of total lottery sales amount in China in 2010, 2011 and 2012, respectively, according to a report by the MOF.

Lottery Sales Channels

Traditional sales channels

The majority of lottery products are sold through authorized lottery stations throughout China, in the form of physical lottery tickets.

Online sales channels

Internet users can also place purchase orders on online lottery service platforms, which in turn direct the purchase orders to the relevant provincial level lottery administration centers. The iResearch Report estimated that total lottery sales through online channels were approximately RMB5.5 billion, RMB11.0 billion and RMB14.7 billion (US$2.4 billion) in 2010, 2011 and 2012, respectively. Mobile devices are new lottery distribution channels that have been developing in recent years. Mobile phone users can place purchase orders on their handsets through services such as mobile Internet. According to the iResearch Report, lottery sales through mobile channels have increased significantly in recent years. The iResearch Report estimated total lottery sales through mobile devices to be approximately RMB530 million, RMB1.07 billion and RMB2.03 billion (US$331.7 million) in 2010, 2011 and 2012, respectively. Compared to traditional sales channels, online sales channels have the following advantages:

Easy access.     Online users can submit purchase orders at lottery service websites at any time and from anywhere with an Internet connection. In comparison, traditional lottery stations can only sell lottery tickets to purchasers who physically come to the station during business hours. In addition, online lottery service websites have near-unlimited capacity to take multiple purchase orders at the same time, while lottery stations can only serve a certain number of purchasers at a given time. Purchasers at traditional lottery stations often have to wait in line to purchase new or popular lottery products for which transaction volumes are high.

Services and supports.     Besides sales service, online sales channels provide a variety of services to users. Information services are valuable to online users at the time of purchase, especially for certain types of lottery products such as sports match lottery products. Online forum services provide venues for users to discuss lottery-related topics and socialize. Data services provide users valuable information to study and research lottery products. In comparison, only a limited number of larger and well equipped lottery stations in China have the capacity to provide information services such as news feeds and real-time information updates.

Lottery pool purchase is a purchase mode favored by many lottery purchasers. Online sales channels greatly facilitate the pool purchase process. Purchasers can initiate purchase pools or join existing pools online conveniently. In comparison, purchase pools formed offline usually involve participants having to meet in person. An online community is an ideal venue for pool initiators to advertise their pools and find pool participants. In addition, the transfer of individual purchase amounts and the allocation of prize money among participants can be handled electronically, which is fast and automated, reducing chances of error or misappropriation.

Convenient prize collection.     Traditionally, winners of lottery draws needed to go to the lottery station from which they purchased the winning tickets and present the winning tickets as proof for prize collection. If the winning tickets were lost or severely damaged, the prize could not be collected. Users who purchase lottery products online are able to have the prize money wire-transferred to their online accounts, which reduces the chance of error and protects the anonymity of the winners. Purchase records are stored in the online service providers’ database and no physical lottery ticket is required to be presented by the purchaser in the process.

Among the different types of lottery products, Lotto, sports match lottery products and high frequency lottery products are more suited to online purchase. According to the iResearch Report, in 2012, sales of Lotto, sports match lottery products and high frequency lottery products accounted for approximately 25%, 50% and 25% of total online lottery sales amount, respectively.

Lottery Purchasers

According to the iResearch Report, there were 250 million, 290 million and 338 million lottery purchasers in China in 2010, 2011 and 2012, respectively, representing a 35.2% increase from 2010 to 2012. According to the iResearch Report, there were 5.0 million, 9.3 million and 16.5 million active online lottery purchasers in 2010, 2011 and 2012, respectively, accounting for 2.0%, 3.2% and 4.9% of total lottery purchasers in the same years, respectively. The majority of online lottery purchasers in China are young adults with relatively high individual disposable income. According to the iResearch Report, in 2010 the weighted average age of online lottery purchasers is 30.4 years old, among which 37.1% are between the age of 25 and 29, and 26.6% are between the age of 30 and 34. The weighted average monthly salary of online lottery purchasers is RMB5,400, among which 20.3% are between RMB5,001 and RMB8,000, and 28.9% are between RMB3,001 and RMB5,000. This core group of online lottery purchasers represents a demography that is receptive to e-commerce, and is expected to continue to grow significantly.

The following chart shows the number of lottery purchasers in China from 2010 to 2012 and the projected number of lottery purchasers in China from 2013 to 2015:

Source: the iResearch Report

OUR BUSINESS

Overview

We are a leading online sports lottery service provider in China with the largest market share in the six months ended June 30, 2013 and the second largest market share in 2012 in terms of purchase amount of sports lottery products, according to the iResearch Report. We act as an aggregator and processor of lottery purchase orders from our registered user accounts and currently derive substantially all of our revenues from service fees paid to us by provincial sports lottery administration centers for the purchase orders of sports lottery products that we direct to such centers. We offer a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to our users. We were among the first companies to provide online lottery services in China, and we are one of the two entities that are authorized by the MOF to provide online lottery sales services on behalf of China Sports Lottery Administration Center, the government authority in charge of the issuance and sale of sports lottery products in China. To the best of our knowledge, the other approved entity has not commenced the provision of online lottery sales services as of the date of this prospectus. Through continued and significant investments in the past 12 years, we have built a prominent brand, 500wan, which means “five million” in Chinese and is the typical amount of top prizes of most lottery products in China. We believe our brand is known in the industry and by our users for its credibility and reliability.

Historically, we provided online sales services for, and generated service fees from, both sports and welfare lottery products. From March to November 2012, we effectuated the voluntary suspension in response to the Urgent Notice which mandates, among other things, that online lottery sales services can only be provided by entities approved by the MOF. During this period, we continued to provide lottery sales services via our mobile applications to mobile users and via our online platform to a limited number of loyal customers as a means of customer maintenance. Approximately 78.5% of our service fees during the voluntary suspension period were generated from our mobile applications. We resumed online lottery sales services for sports lottery products in November 2012 after we obtained the relevant approval for such lottery products from the MOF. Simultaneously, we ceased to provide sales services for welfare lottery products.

Historically, we have one of the largest and fastest-growing user bases among online lottery service providers in China. We had 8.8 million, 13.8 million, 16.6 million and 18.4 million registered user accounts as of December 31, 2010, 2011 and 2012 and September 30, 2013, respectively. The activity level of our users was adversely affected by the voluntary suspension. We had 1.4 million, 1.9 million, 0.9 million and 0.8 million active accounts in 2010, 2011 and 2012 and the nine months ended September 30, 2013, respectively. The purchase amount of our users was RMB1.8 billion, RMB2.5 billion, RMB1.7 billion (US$272.7 million) and RMB2.0 billion (US$322.8 million) in 2010, 2011 and 2012 and the nine months ended September 30, 2013, respectively. Since we resumed online lottery sales services for sports lottery products on November 12, 2012, our user activity level has been recovering steadily. Our number of active accounts was approximately 282,000, 297,000, 389,000 and 374,000 in the three months ended December 31, 2012, March 31, 2013, June 30, 2013, and September 30, 2013 respectively, representing a 6.0%, 5.3% and 31.0% increase and a 3.9% decrease from those in the respective preceding quarters. In comparison, we had approximately 635,000, 309,000 and 266,000 active accounts in the three months ended March 31, June 30 and September 30, 2012, respectively, representing a 13.6%, 51.3% and 13.9% decrease from those in the respective preceding quarters. The purchase amount per active account was RMB1,169, RMB1,818, RMB1,799 and RMB1,967 in the three months ended December 31, 2012, March 31, 2013, June 30, 2013 and September 30, 2013, respectively, representing a 25.8% increase, a 55.5% increase, a 1.0% decrease and a 9.3% increase from those in the respective preceding quarters. In comparison, the purchase amount per active account was RMB1,143, RMB1,200 and RMB929 in the three months ended March 31, 2012, June 30, 2012 and September 30, 2012, respectively, representing a 4.2% increase, a 5.1% increase and a 22.6% decrease from those in the respective preceding quarters.

Our net revenues were RMB157.4 million, RMB232.3 million and RMB171.5 million (US$28.0 million) in 2010, 2011 and 2012, respectively, representing a 47.6% increase from 2010 to 2011 and a 26.2% decrease from 2011 to 2012, respectively. The majority of our service fees were generated from sports lottery products, which accounted for 76.9%, 78.7% and 86.0% of our total service fees in 2010, 2011 and 2012, respectively. The increases in percentages of revenue contribution from sports lottery products were results of our efforts to promote the sales of such products during the periods. Our net income was RMB38.3 million, RMB13.6 million and RMB4.2 million (US$0.7 million) in 2010, 2011 and 2012, respectively, representing a 64.5% decrease from 2010 to 2011 and a 68.7% decrease from 2011 to 2012. Our net income in 2011 and 2012 was adversely impacted by share-based compensation expenses of RMB50.2 million and RMB13.7 million (US$2.2 million), respectively. In addition, our net income in 2010, 2011 and 2012 was adversely impacted by deferred tax expenses relating to outside basis differences in our consolidated affiliated entities of RMB35.6 million, RMB21.5 million and RMB11.9 million (US$1.9 million), respectively. Our service fees increased by 49.3% from RMB142.1 million in the nine months ended September 30, 2012 to RMB212.2 million (US$34.7 million) in the nine months ended September 30, 2013. All of our service fees in the nine months ended September 30, 2013 were generated from sports lottery products. Our net revenues increased by 25.0% from RMB130.7 million in the nine months ended September 30, 2012 to RMB163.4 million (US$26.7 million) in the nine months ended September 30, 2013. Our net income increased by 96.2% from RMB10.5 million in the nine months ended September 30, 2012 to RMB20.6 million (US$3.4 million) in the nine months ended September 30, 2013.

Our Competitive Strengths

We believe the following strengths have helped to make us a leading online lottery service provider in China and differentiate us from other companies in our industry:

A leading online lottery service platform in China with established and trusted brand

We are a leading sports online lottery service provider in China with a highly regarded brand name. According to the iResearch Report, we had the largest market share in the six months ended June 30, 2013 and the second largest market share in 2012 in terms of purchase amount of sports lottery products, and are recognized by users as a reputable service provider due to our established track record of operations. We were among the earliest online lottery service providers and enjoyed first mover advantage in China. Our market leader position and the quality of our services have contributed to the establishment of our prominent brand name, “500wan”, which is known for its credibility and reliability. The strength of our brand name in the industry have also helped us to attract new users. The purchase amount of our users was RMB1.8 billion, RMB2.5 billion, RMB1.7 billion (US$272.7 million) and RMB2.0 billion (US$322.8 million) in 2010, 2011 and 2012 and the nine months ended September 30, 2013, respectively. The decrease in 2012 was primarily due to the voluntary suspension, but we have recovered our user activity steadily since we resumed online sales services for sports lottery products in November 2012. Our purchase amount of sports lottery products in the third quarter of 2013 became the highest on a quarterly basis in our operational history. We believe, as the only MOF-approved online lottery sales service provider with an operational track record and expertise in the online lottery industry, we will continue our reputation as a reliable and trustworthy source for online lottery purchases in the future. With 12 years of operating experience in the industry, we believe we have built a strong brand name and extensive user base.

Comprehensive and innovative services that enhance user experience

As one of the earliest online lottery service providers in China, our goal has been to provide specialized and sophisticated lottery services to our users, which we believe solidify our reputation as the professional service provider dedicated to online lottery services. Over the 12 years of operations, our continued focus and investment on research and development has enabled us to provide our users with innovative and proprietary tools with increasing utility and variety. Such tools are designed to address various aspects of users’ needs in the lottery purchase process, such as availability of information on a real-time basis, assistance of professional analysis on odds and trends, and capability to combine purchases to increase payout amounts. As a result, the combination of such tools enables our users to make well-informed and carefully-planned lottery purchases and enhance their purchase experience.

Information platform.    We strive to provide our users with most comprehensive and up-to-date lottery related information, which is crucial to decision-making for most sports lottery products. We are among the few online lottery service providers that have dedicated and direct data interface with China Sports Lottery Administration Center, which enables us to publish real-time sports match scores and odds for sports match lottery products. In addition, in September 2013, we entered into an agreement with BetBrain, a European professional odds publisher, from which we will obtain a real-time feed of odds information published in Europe and provide our users an additional channel of reference.

Analytic tools.    We are dedicated to fostering a community experience and increasing the adhesion of our users by assisting them in making informed and planned lottery purchases. We offer a variety of tools which enable users to analyze, through filtering, modeling and other means, the abundant information available on our websites before their purchases. In addition, in March 2013, we started to offer a self-developed purchase toolbox service, which, among other things, enables users to browse their individual purchase histories, analyze their purchase patterns, and review their winning records for soccer match lottery products.

Innovative purchase modes.    Our services also feature a variety of self-developed purchase modes within the framework of the lottery purchase system in China. We developed and first offered the lottery pool purchase services which has became a standard feature offered by all online lottery service providers. We also developed purchase modes such as automatic tag-along, recurring purchase and locked-in numbers which simplify and streamline lottery purchases. In August 2013, we started to offer a new service, namely, optimization of prize allocation, which helps users decide allocation of purchase amounts in the combined purchases.

In addition, we have established a strong and effective online lottery service platform capable of handling high levels of user traffic and transaction volume, to ensure expediency, security and reliability in purchase order placement and prize-collection process.

Large and active user base

Our online lottery service platform hosts one of the largest communities of users in the online lottery industry. We had 8.8 million, 13.8 million, 16.6 million and 18.4 million total registered accounts as of December 31, 2010, 2011 and 2012 and September 30, 2013, respectively. Our trusted brand name, comprehensive and diversified services and user support, extensive user base and strong partnerships with lottery administration centers continue to attract new users to our websites and retain existing users. In addition, these attributes also help to attract third-party e-commerce and directory portal websites to form strategic relationships with us and redirect users to our websites.

A loyal and growing user base is a valuable asset and a key element for success of an online service business. From 2010 to 2011, our users have shown loyalty to us through their high activity levels. Among total registered accounts, we had 1.4 million and 1.9 million active accounts in 2010 and 2011. In 2011, each active account entered into an average of 67 transactions, spending an average of RMB1,329. The activity level and loyalty of our active accounts have contributed significantly to our revenues during that period. In 2012, our user activity level was adversely impacted by the voluntary suspension. In 2012 we had 0.9 million active accounts and each active account placed an average of 62 lottery purchase orders and spent an average of RMB1,766. Both our number of active accounts and purchase amount began to grow again after we resumed our online lottery sales services for sports lottery products on November 12, 2012. In the nine months ended September 30, 2013, we increased our sales and marketing efforts to recover and grow our user base and user activity level. The purchase amount of our users was RMB329.7 million, RMB540.0 million and RMB699.9 million and RMB735.6 million in the three months ended December 31, 2012, March 31, 2013, June 30, 2013 and September 30, 2013, respectively, representing a 33.4%, 63.8%, 29.6% and 5.1% increase from their respective preceding quarters. Our number of active accounts was approximately 282,000, 297,000, 389,000 and 374,000 in the three months ended December 31, 2012, March 31, 2013, June 30, 2013 and September 30, 2013, respectively, representing a 6.0%, 5.3% and 31.0% increases and a 3.9% decrease from their respective preceding quarters. Each active account spent an average of RMB2,520 (US$411.8) in the nine months ended September 30, 2013. For more details, see “—Our users”.

The only MOF-approved online lottery sales service provider with an operational track record and expertise among the online lottery sales service providers that currently operate in China

In October 2012, we became one of the two entities that were approved by the MOF to provide online lottery sales services on behalf of China Sports Lottery Administration Center. Such approval is the first ever granted by the MOF pursuant to the Lottery Measures and the Implementing Rules. The regulatory framework for the online lottery market in China is still in its development phase, and the approval process implemented by the MOF and the relevant governmental authorities manifests PRC government’s intention to strengthen the market regulation and serves as a significant entry barrier to the market. Following the implementation of the Urgent Notice, the relevant government authorities have initiated investigations and levied penalties on a number of online lottery sales service providers who do not have the relevant approvals, according to the iResearch Report. According to the same report, the Urgent Notice and the subsequent government actions brought significant risks and uncertainties to online lottery sales service providers who do not have the relevant approvals. Although the MOF approval process is relatively new and there is uncertainty as to when and how many approvals the MOF would issue going forward, the scarcity of companies approved by the MOF to conduct online lottery sales to date allows us to enjoy a unique and advantageous position in the current online lottery market in China.

Between the two approved entities, we are the only one that has operational experience in the online lottery service business. To the best of our knowledge, the other approved entity has not commenced the provision of online lottery sales services as of the date of this prospectus. We believe we were granted the approval because the MOF valued our track record and accumulated expertise in the online lottery service business. The application submitted to the MOF on our behalf included our management and employee qualifications, infrastructure status and financial statements for 2009, 2010 and 2011, which demonstrated that we had accumulated valuable operational expertise and brand recognition as one of the earliest online lottery service providers in China. In addition, we believe the MOF acknowledged our reliable and secured operations and excellent customer services, as evidenced by our large customer base and good market reputation, and issued its approval for us to be one of the two authorized entities to provide online lottery sales services under the new regulations so that we can act as an example for the developing the online lottery market in China.

Experienced and dedicated management team

Under our management’s leadership, our business has experienced significant growth. We were an early market entrant into the online lottery service business and our founders and management team include leaders and pioneers in the industry. Our founder, chairman and CEO, Mr. Man San Law, was the key person behind the establishment of our company, which was among the earliest online lottery service providers in China. Mr. Law has been at the forefront of developing innovative online products and solutions and establishing strategic partnerships with market participants. Our long-term track record as a leader in the market under Mr. Law’s leadership has strengthened our market position and enhanced our brand name. Most of the members of our senior management team have over 12 years of experience in information technology or Internet related industries. Although the past achievements of our management team may not be indicative of similar future performance, we believe the continued services of our management team provides us with a competitive advantage. In addition, our focus, dedication and track record in online lottery service business differentiates us from other service providers that have entered the market more recently and offer online lottery products as an ancillary part of their business.

Our Strategies

Our goal is to maintain and enhance our position as a leading online lottery service provider in China and to accelerate our growth by building an integrated online service platform. To achieve our goal, we intend to leverage our existing strengths and pursue the following strategies:

Strengthen our brand name by concerted sales and marketing efforts

Having obtained the MOF approval, we intend to intensify our marketing campaigns with major media channels and sports event sponsors to strengthen our brand name and solidify our market leadership. We plan to promote our brand simultaneously on the three major media channels of the sports market in China, namely, television, online and newspaper, in 2013 and the near future. In 2013, we placed commercials on the sports channel of CCTV, the central and most watched television station in China. We also entered into online advertisement arrangements with PPTV, one of the largest online sports live broadcasters in China, and placed print advertisement with Sports Weekly, the most popular sports newspaper in China.

We also actively sponsor major sports events to promote our brand. We were the official and sole sponsor of the CFA 500.com Star Project, a project we jointly launched with the Chinese Football Association, or the CFA, from August 2011 to 2013. The launch of the project received wide media coverage and positive feedback from major Chinese Internet portals. In 2013, we became an official sponsor of Hangzhou Greentown Soccer Club, a professional soccer team in Chinese Football Association Super League. We will continue to explore opportunities of strategic alliances with and joint sponsorships of sports teams and official athletic organizations to promote public awareness of sports lottery and our brand name. In particular, we plan to focus our sales and marketing efforts on events in connection with the World Cup for Soccer in 2014.

Further enhance our specialized and sophisticated lottery purchase services

We believe our reputation as a professional service provider dedicated to online lottery services is essential to our continued success. We plan to enhance and diversify our specialized and sophisticated lottery services by further pursuing following goals:

Promoting one-stop shop services. Our information platform and analytic tools are integral to our sales services. In addition to being a purchase servicer and facilitator, we plan to continue to seek innovative means to assist with the lottery purchase behaviors of our users, to foster their community experience and to increase their loyalty. For example, we plan to further enhance functionality and expand lottery coverage of our newly developed purchase toolbox feature, in order to provide users with greater latitude to analyze and optimize their own purchase behaviors. Moreover, in addition to expanding our data coverage, we plan to continue to research and develop our data mining capability to offer our users more meaningful assistance with such data.

Building professional and specialized teams. We believe compartmentalizing various aspects of our business creates synergy, which is also essential to offer all-around satisfactory user experience. Towards that end, we plan to continue to build our professional teams of research and development, customer service and sales and marketing through active training and recruiting.

Focus on the development of mobile services

We plan to focus on the development of our mobile services in the near feature, which we believe will diversify our revenue sources and expand our user base. We have a department of 45 employees dedicated to mobile business development that covers marketing, operation, product design, product testing and research and development of our mobile services. In 2013, we have been continuously updating and optimizing our mobile applications, which are offered in over 20 app stores and mobile download cites on iOS, Android and other major mobile platforms. In the nine months ended September 30, 2013, purchase amount through mobile applications was RMB277.1 million (US$45.3 million), representing 14.0% of our total purchase amount in the same period. We plan to continue to broaden our customer reach through the mobile channel by:

•

actively seeking cooperations with major mobile service providers and portal sites, such as Alipay, 91.com and UC mobile browser, to provide diversified lottery sales and information services to mobile phone users;

•	further improving our mobile applications on all major mobile platforms by providing more features and optimizing cross-platform services; and

•	enhancing our customer services in connection with mobile sales of lottery products.

We plan to use part of the proceeds from this offering to fund the research and development as well as the sales and marketing expenses of our mobile services.

Enhance infrastructure and security system to ensure reliability and better user satisfaction

We believe our platform will play an increasingly important role in our operations as we continue to gain new users and add new functions and tools, and focus on expanding our presence into new channels. We will continue to devote management and IT resources to enhance the scope and functionality of our information infrastructure and systems. This will enable our management to better monitor our operations and analyze user preferences and purchase behavior in order to provide our users with greater functionality and easier access. In enhancing our information infrastructure and operating platform, we also intend to ensure the ongoing strength and reliability of our security systems. Maintaining strong security systems ensures that our major lottery administration center partners and our users have confidence in our ability to provide reliable and uncompromised information and services. We believe that continued improvement in our information infrastructure and security systems will improve our services, facilitate our expansion into new distribution channels and enhance partner and user loyalty.

Pursue strategic partnerships and acquisitions

In order to maintain and strengthen our market position and expand our service offerings, we intend to selectively pursue business partnerships or acquisitions of businesses whose user bases, content, products and distribution channels are complementary to ours. We believe potential strategic partnerships will reinforce our competitive advantages as a leading lottery service provider in China and will open up new e-commerce opportunities for us. In addition, although currently we do not have any definitive acquisition plan or specific acquisition target, we will seek prudent opportunities for strategic acquisitions, as we expect the online lottery sales services market to undergo consolidation as a result of the continued tightening of regulations on the market and further implementation of the licensing and approval process following the implementation of relevant rules and regulations on the online lottery industry.

Our Services

We provide our registered users with a variety of services as described below.

Lottery Sales Services

Individual Lottery Purchase.    Historically we provide online purchase services for both sports lottery products and welfare lottery products. Currently, we only provide our users with online purchase services to sports lottery products. Users place purchase orders for sports lottery products through our websites after registering, opening and funding an online account.

Lottery Pool Purchase.    Lottery pools enable individual users to purchase a share in a pooled lottery outcome or group of outcomes with other users. Lottery pool purchase is a service developed and first offered by us in China utilizing the unique advantages of the Internet, and it has become a standard feature on all websites that offer online lottery services. According to the iResearch Report, 33.6% of online lottery purchasers in 2010 ranked lottery pool purchase as the service that was most attractive to them. Lottery pool purchasing has become the purchase mode most favored by our users, with total lottery pool purchases amounting to RMB532.9 million and RMB640.3 million, RMB169.8 million (US$27.7 million) and RMB330.6 million (US$54.0 million) in 2010, 2011 and 2012 and in the nine months ended September 30, 2013, respectively, which accounted for 29.7%, 25.4%, 10.1% and 16.7% of total purchase amount of the same periods, respectively. The decrease in 2012 was primarily attributable to the voluntary suspension.

Through our lottery pool service, an initiator starts a lottery pool by specifying a range of parameters, such as the lottery portfolio, total purchase amount and payout scheme. The initiator is required to commit a minimum of 5.0% of the total purchase amount when he initiates a pool. Other players may then join the pool by agreeing to the conditions set by the initiator and putting down commitment amounts of their choices. When the total purchase amount as specified by the initiator is reached, the system will close the pool and deliver the purchase order for the lottery portfolio in the manner as specified by the initiator.

A user familiar with a particular sport or experienced with sports lotteries in general may develop a reputation for having a more educated anticipation of the results of particular matches, or for picking a lottery portfolio with a combined winning probability that is higher than that of randomly selected combinations, thereby attracting other players to participate in pools he initiates. Our lottery pool service offers less experienced users a chance to join a more experienced user or a user with a track record of winning results. It also enables users who lack the time or resources to study the odds to join another user who has done relevant research, potentially enhancing their chances of winning. For number based lotteries, users can pool their commitment amounts together and purchase multiple numbers. This enables users to spread their commitments over a wide range of lottery numbers and thereby increase the pool’s probability of winning. Pooling small purchase orders provides us with a stable revenue flow as it generates purchase momentum among users.

We offer a number of features that facilitate the initiation and consummation of a lottery pool purchase. The default prize payout to each participant of a pool is pro rata to the participant’s commitment amount, but an initiator can set an alternative payment scheme to claim a certain percentage of the prize, which rewards experienced users and may serve as an incentive for them to initiate more pools. The initiator guarantee feature allows an initiator to promise to provide a certain amount of commitment if the total purchase amount is not reached before the lottery pool purchase deadline. The minimum amount of a guaranteed commitment is 20.0% of the total purchase amount. In order to implement the guarantee, we reserve the amount of the guaranteed commitment from the initiator’s account at the time the guarantee is made until the total purchase amount has been reached or, if the total purchase amount is not reached by the purchase deadline, charge the difference from the reserved amount. If, by the purchase deadline, total commitments from participants of a pool (including the guarantee from the initiator) do not reach the full amount but are more than 90% of the total purchase amount, we make up the difference and complete the pool. We contribute the remaining outstanding purchase amount, or the residual amount of lottery pool, through bank accounts which are registered in individual employees’ names but are under our strict control. The pool will be cancelled and the commitments returned to each participant’s account if the guaranteed amount plus commitments from participants fail to cross the 90% threshold percentage at the purchase deadline.

Automatic Tag-along Purchase.    Automatic tag-along purchase is another service we provide that distinguishes us from traditional offline lottery agents. Through this service, a user can choose to automatically and periodically join a lottery pool initiated by another user. A user can customize the automatic tag-along feature by specifying the pools he wishes to automatically join, the commitment to be put down for each automatic pool and other specifications. Users may also use the “following” feature to be notified of the pooling activities initiated by certain users without automatically tagging-along. We place the option to automatically join or follow a user’s pool on such user’s profile page. A profile page also contains a user’s basic information, such as winning record, number of pools initiated and consummated, number of followers and date of registration, to allow other users to judge whether to follow or join pools initiated by this particular user.

Recurring Purchase.    Users may select our recurring purchase service to repeatedly purchase a particular number or a combination of numbers. The user sets the combination once, and specifies the type and number of rounds or dates of lotteries he wants to purchase with the selected combination. We process the purchase orders automatically. Users may cancel a recurring purchase prior to the date of any particular lottery. We also offer a filtering tool that helps users set certain parameters in choosing the combination of numbers.

Locked-in Lottery Number Purchase.    For number-based lottery products, some users like to lock in certain numbers for each of their purchases. For instance, a user may prefer the number “8” to occur somewhere in their selected combination. The number locked-in service lets users specify numbers they want and randomly generate the remaining to form a lottery pick.

Information Platform

We operate a proprietary and in-house developed information platform that offers real-time and historical lottery related news and data to help our users make purchase decisions and provides them with updated information regarding the lottery business. Our information services cover the latest news in the lottery business, including comprehensive information on all 13 national level lottery products and 55 provincial level lottery products as of September 30, 2013. For number-based lottery products, we provide sophisticated analytical charts of probabilities and distributions for upcoming lottery draws, based on comprehensive historical data of such lottery products as well as analysis on probabilities and numerical distributions of winning numbers of many other lottery products. For sports match lottery products, we have a dedicated information channel, which provides a variety of information, including analytical data we purchased from a professional sports information agency, historical charts, and in-depth analysis of matches by experts in relation to official odds, as well as real-time scores and league standings for major global soccer and basketball matches. Content generated by our users are also an important source of information that is appreciated by our users. We have many experienced users who frequently post analyses and discussion on various lottery products of interest to them on our online forum. Posts from more experienced and reputable users are particularly well-received and actively discussed by other users.

Analytic Tools

We developed and offer a number of analytic tools in order to assist our users with making informed and planned lottery purchases, including:

Purchase toolbox. Purchase toolbox is a bundle of features that, among other things, enable users to browse their individual purchase histories, analyze their purchase patterns, and review their winning records for soccer match lottery products. Such features enable users to analyze their purchasing behavior, adjust their methodology and potentially enhance their winning odds.

Instant filter. Instant filter is a customizable tool which users can use to filter sports matches and real-time information related to such sports matches, such as published odds. This feature helps users to choose from a wide variety of sport match lottery products available for purchase at any given moment, and is especially helpful for picking sport matches for combo purchases.

Optimization of purchase allocation. Optimization of prize allocation is a feature that is complementary to the combo purchase services, by assisting users in designing a payout scheme for their combo purchases. This feature calculates theoretical minimum and maximum prize amounts for a payout scheme based on purchase allocation and winning odds, which helps users in their efforts to maximize potential prize amount for a given purchase amount.

Personal Centers and User Networking Platform

To enhance the loyalty and stickiness of our users, we provide a variety of services to our user community, including an online forum and personal centers for users. Our user personal centers maintain a rating system that gives a rating to each user based on such user’s purchase record and winning record. A winning track record helps to establish a user’s reputation in the user community on our platform and enables the user to become a lottery pool initiator with a high pool consummation rate. Personal centers also maintain users’ trading history for their reference. A user who has built a long trading history on our websites is likely to continue to build up his record, which gives him an overview of his activities as well as a sense of continuity.

Lottery pool purchase is also an important tool for community building as it helps to increase user loyalty and interaction. The popularity of lottery pool and automatic tag-along purchase services depend to a large extent on the credibility and track record of the initiator. A user who has a good rating on our system or has built a reputation in our user community is less likely to switch to another service provider. In addition, initiators with a large number of followers and consummated lottery pools are viewed as leaders of the user community, which, in addition to monetary incentives, motivates them to remain active on our websites. Continued and frequent activity from experienced and well-known users are also endorsements to our reputation as a sophisticated and trusted service provider. For less experienced users, joining a lottery pool gives them guidance and provides them with a gradual introduction to more sophisticated types of lotteries, which smoothes the learning curve and encourage purchase activities.

Users utilize our online forum to seek advice, discuss lottery-related topics, search for users to form lottery pools, or to socialize. We hold monthly soccer match lottery competitions which provide users with a way to enhance their lottery-related knowledge and practice such knowledge by way of a simulation game.

Mobile Applications

Starting from April 2011, we offer our users mobile applications that provide a comprehensive set of lottery services, including purchase, result inquiry, and purchase account management. Users can purchase sports lottery products through such mobile applications. The mobile applications utilize encoded data transfer system to ensure data security. The mobile applications are offered for smart phones that operate under iOS, Android and other major mobile platforms in over 20 app stores and mobile download sites. From January to September 2013, we published seven major updates of our mobile applications and added various new functions and performance upgrades. In addition, we maintain a mobile website that offers a variety of general and mobile-specific functions including registration, payment, account management, and push messages. Net revenues generated from our mobile applications accounted for 28.4% of our total net revenues in 2012. In particular, net revenues generated from our mobile applications accounted for 10.3%, 78.5% and 11.3% of our total net revenue prior to, during and after the voluntary suspension in 2012. Service fees generated from our mobile applications accounted for 14.1% of our total service fees for the nine months ended September 30, 2013. We expect net revenues generated from mobile applications to continue to grow.

Our Users

From 2010 to 2011, our user base has shown loyalty to our platform through their high activity levels. In 2012, our user activity level was adversely impacted by the voluntary suspension from March to November 2012. As a result, we experienced decreases in both the number of active accounts and the purchase amount in the second and third quarter of 2012 from their respective preceding quarters. After we resumed our online lottery sales services for sports lottery products on November 12, 2012, our user activity level has been recovering steadily. Both the number of active accounts and the purchase amount increased in the fourth quarter of 2012 and in the first and second quarters of 2013 from their respective preceding quarters. Purchase amount increased in the third quarter of 2013 from the previous quarter even though the total number of active accounts decreased slightly. The following table sets forth the number of our active accounts, purchase amount and purchase amount per active account for the periods indicated:

	Active accounts	Purchase amount		Purchase amount per active account
		RMB	US$	RMB	US$
	(in thousand)	(in thousand)	(in thousand)
Three months ended
March 31, 2012	635	725,740	118,249	1,143	186
June 30, 2012	309	371,029	60,454	1,200	196
September 30, 2012	266	247,048	40,253	929	151
December 31, 2012	282	329,680	53,717	1,169	190
March 31, 2013	297	540,000	87,985	1,818	296
June 30, 2013	389	699,851	114,030	1,799	293
September 30, 2013	374	735,640	120,203	1,967	321

We had 8.8 million, 13.8 million, 16.6 million and 18.4 million total registered user accounts as of December 31, 2010, 2011 and 2012 and September 30, 2013, respectively. Among the total registered accounts, 1.4 million, 1.9 million, 0.9 million and 0.8 million were active accounts in 2010, 2011, 2012 and the nine months ended September 30, 2013, respectively. The number of active accounts decreased by 53.2% from approximately 635,000 in the first quarter of 2012 to 297,000 in the first quarter of 2013, primarily due to the adverse impact on our user activity level by the voluntary suspension. The number of active accounts increased by 25.9% from approximately 309,000 in the second quarter of 2012 to approximately 389,000 in the second quarter of 2013, primarily due to our sales and marketing efforts in the six months ended June 30, 2013 to recover our user base and activity level after the resumption of online sales services for sport lottery products. The effects of our sales and marketing efforts in 2013 are also evidenced by a 31.0% increase in the number of active accounts in the second quarter of 2013 from its preceding quarter, as compared to a 6.0% and 5.3% increase in the fourth quarter of 2012 and first quarter of 2013 from their respective preceding quarters. The number of active accounts decreased by 3.9% in the third quarter of 2013 compared with the previous quarter following the rapid growth in the previous two quarters.

Our purchase amount per active account was RMB1,818, RMB1,799 and RMB1,967 in the first, second and third quarter of 2013, respectively, representing a 59.1%, 49.9% and 111.7% increase from the first, second and third quarter of 2012. Purchase amount per active account increased by 25.8% in the fourth quarter of 2012, increased by 55.5% in the first quarter of 2013, decreased by 1.0% in the second quarter of 2013 and increased by 9.3% in the third quarter of 2013 from their respective preceding quarters. The slight decrease from the first to the second quarter of 2013 was primarily due to the significant increase in the number of active accounts from the first to the second quarter of 2013, as new active accounts tend to have a lower average purchase amount compared with existing active accounts. The purchase amount per active user resumed increasing as the number of active accounts stabilized in the third quarter of 2013.

Purchase Order Processing and Prize Collection

We take special care to ensure the credibility and transparency of our purchase price collection and delivery process. Every registered user has an online cash account which can be funded directly from the user’s bank account or through other online payment methods. When an order is placed, the purchase price is deducted from the user’s online cash account. A user needs to have enough balance in his online cash account before he can submit a purchase order. To reduce chances of misappropriation, we keep balances in our users’ accounts in designated separate bank accounts.

When a user wins a prize, we distribute the equivalent prize money amount to such user’s account immediately after the prize announcement date. We then collect the prize money from the lottery administration center later. Under the current prize payout scheme of national and provincial lottery products, prize money can only be claimed by natural persons who present the winning lottery tickets at the time of collection. Since we do not distribute physical tickets to individual users and need to collect prizes on behalf of winning users, we rely on certain of our employees to maintain bank accounts opened in their individual names for the purpose of prize money collections. We employ several measures to ensure that the individual bank accounts are under our control to the best extent possible. We keep a record of the account numbers, passwords, online login information and electronic banking keys of such individual accounts, and monitor the account activities constantly. We also designate an employee to accompany the individual account holder to collect prize money from the lottery administration center. Upon collection, the prize money is immediately deposited into the appointed individual account and our accounting department is notified. The bank also sends an automatic SMS notification generated by its system to the accounting manager immediately after the deposit has taken place. Upon receipt of the SMS notification, the accounting manager transfers the prize money online into our corporate account using the electronic key and passwords. The accounting department then verifies the transfer amount to ensure the entire prize money amount is transferred into our corporate account.

Our Revenue Model

All of our net revenues come from service fees paid to us by provincial lottery administration centers for purchase orders of national and provincial lottery products we direct to them. Historically, we provided online sales services for both sports and welfare lotteries. From March to October 2012, we voluntarily suspended our online lottery sales services to substantially all of our customers in response to the implementation of the Urgent Notice, which mandate, among other things, that lottery services can only be provided by authorized agencies with the relevant approvals by the MOF. During this period, we continued to provide lottery sales services via our mobile applications to mobile users and via our online platform to a limited number of loyal customers as a means of customer maintenance. We resumed our online lottery sales services for sports lotteries in November 2012 after obtaining the relevant approval for sports lottery products from the MOF, and simultaneously ceased to provide sales services for welfare lottery products. Currently we provide our users comprehensive information on various national and provincial level welfare lottery products but not online purchase services for such welfare lottery products.

We have entered into service agreements with a number of provincial lottery administration centers. Pursuant to these service agreements, each provincial lottery administration center generally pays us a fixed percentage of the total purchase amount received from us as a service fee.

Aside from our operating websites, namely, www.500wan.com and www.500.com, we also offer our services in a number of other service channels. We provide content to third-party websites that offer lottery information services to their users. Such third-party websites offer their users an option to submit lottery purchase order through us by redirecting such users to our websites. We pay the third-party websites a pre-determined fixed percentage of the total purchase amount generated from such redirected orders with third-party websites pursuant to agreed-upon allocations ratios.

The residual amount of lottery pool purchases we contribute is recognized as a reduction of revenue. If the lottery pool wins a prize, we distribute the prize money to the pool participants based on the predetermined payout ratio, and the residual amount after distribution is received by us and recorded as other operating income.

User Support Operations

We have a user support team to provide high-quality user support services on a 24/7 basis, including service consulting, user hotline, and complaint processing. To ensure availability and efficiency of our user support services, we provide our users with access through a variety of channels, including telephone, instant messaging, email and bulletin board services. We have a dedicated team that provides services to our VIP users, including purchase reminder, application training, purchase order enhancement and customizable services. In addition, our user support team continuously improves our operation systems, which now consist of, among others, a user management system, a case management system, an information database and a quality control system.

We also have a service team dedicated to the prize collection process, which monitors the winning results of all lottery products we service and initiates the prize collection process as soon as a user wins a prize. We give users detailed instructions and are available to answer inquiries throughout the prize collection process which is especially helpful to first-time prize winners. We have an identity verification process to ensure prizes are distributed to the correct users while protecting their anonymity, which is particularly important for high prize winners. Since our inception, there has not been any legal claim brought against us by users in connection with lottery prize distribution.

Sales, Marketing and Branding

We were among the first companies to offer online lottery services in China and have built a strong brand name and reputation.

Our sales and marketing team conducts various traditional and online marketing programs and promotional activities, including in-game events and announcements, online and traditional advertising, and offline promotions. We regularly advertise on portals and directory portal websites in China. We advertise through sports-related websites and portals, through advertising at sporting events, and in national and regional newspapers and magazines. We also selectively sponsor sporting events to promote our services and enter into arrangements with sports promoters to cross-market our services.

In addition, due to our longer operating history compared to other online lottery service websites in China and the larger purchase volume platform we offer compared to traditional offline lottery agents, we currently record the largest number of prize winning lotteries. As of September 30, 2013, three prizes of over RMB10 million, 55 prizes between RMB5 million and RMB10 million, and 365 prizes between RMB1 million and RMB5 million have been awarded to users who purchased their lottery products using our online lottery service platform. We believe this record influences player sentiment and helps to strengthen our brand name, increase loyalty of existing users and attract new users. We are also continuing to expand our partnership with third-party websites to further enrich our user acquisition channels. In August 2011, we launched the CFA 500.com Star Project jointly with the CFA. As the official and sole sponsor of this project, we financed the dispatch of 24 young Chinese soccer players to study, train and play in a dozen soccer clubs in the Portuguese primary and secondary leagues for two years. This project is the CFA’s third major project in the last two decades to send young talents to be trained overseas in order to improve China’s competitiveness in soccer, one of the most popular sports in China. Like the previous two projects, CFA 500.com Star Project has received wide media coverage and positive feedback from major Chinese Internet portals as well as various newspapers. In addition, we officially sponsored a tennis open tournament in association with Women’s Tennis Professionals in Shenzhen at end of 2012. Our brand name and logo was featured in the advertisement, promotional materials and relevant media in connection with the tournament. In the nine months ended September 30, 2013, we increased our sales and marketing efforts following the receipt of the approval for online sales services for sports lottery products in order to recover and grow our user base and activity level. We placed TV commercials with CCTV and other online and traditional media and we became an official sponsor of Hangzhou Greentown Soccer Club, a professional soccer team in China. As a result, we experienced a steady recovery of user activity level, evidenced by the increase in purchase amounts and active accounts in the first and second quarters of 2013 compared with their respective preceding quarters.

Competition

Our main competitors are the other online lottery service providers and traditional offline lottery agents. We believe we currently possess distinctive competitive advantages over our competitors in both online and offline channels.

Our major online competitor is taobao.com, which had approximately 32% and 33% market share in terms of total purchase amount in 2011 and 2012, respectively, as compared to our market share of 23% and 12% for the same year, according to the iResearch Report. In 2012, we had 23% and the second largest market share in terms of purchase amount of sports lottery products, also behind taobao.com’s largest market share of 31%, according to the iResearch Report. We had the largest market share of 29% in terms of purchase amount of sports lottery products in the six months ended June 30, 2013, as compared to taobao’s 24%, according to the iResearch Report. We are dedicated exclusively to servicing the lottery business and our websites offers users a community experience, provides experienced users with a lottery focused environment and provides new users a sense of trust given our track record.

In October 2012, we became one of the two entities that are approved by the MOF to provide online lottery sales services on behalf of China Sports Lottery Administration Center. Such approvals were the first ever granted by the MOF. Although the MOF approval process is relatively new and there is uncertainty as to when and how many approvals the MOF would issue going forward, the scarcity of companies approved by the MOF to conduct online lottery sales to date serves as a significant entry barrier to the market and puts us in a unique and advantageous position in the current online lottery market in China. In addition, according to the iResearch Report, the recent implementation of the Urgent Notice and the subsequent investigations and penalties on certain online lottery sales service provider who does not have the relevant approvals could have a significant impact on the competitive landscape of the online lottery market. Although there are online lottery sales service providers who currently operate without relevant approvals, the Urgent Notice and the subsequent government actions have brought significant risks and uncertainties to such service providers.

We believe there are certain other significant entry barriers to the online lottery service industry, such as brand and reputation development, cost and experience barriers. Brand and reputation development in particular would require substantial investment. We believe our users’ winning record is one of the factors in our ability to attract new users and retain existing users. Such a record has been built over the past 12 years of our operation and we believe is not easily replicable by new market entrants. In addition, it is difficult to assemble an experienced management team in this highly specialized market. Online lottery service providers that operate professionally and on a relatively large scale also need to enter into service agreements with state or provincial lottery administration centers in order to ensure stable and economical transaction processing and competitive commissions. Such agreements are entered into at the discretion of these lottery administration centers, to which a candidate’s lack of operating experience and prior history of cooperation are major deterring factors. In addition, structures and functions of online lottery websites are usually complicated, and users who are familiar with an existing website are less likely to spend time and effort to learn and switch to new structures and functions, which is an additional barrier for setting up a new competing website. In addition, we believe our in-depth and user-friendly online lottery information and database differentiate us from most of our competitors.

We also compete with traditional lottery agents that distribute lotteries at physical locations. Traditional lottery agents were until very recently the only sales channel of lotteries in China. Compared with online lottery agents, traditional lottery agents do not face the same level of regulatory uncertainty. Although online lottery sales are rapidly gaining market share, physical lottery sales is, and for the foreseeable future will, continue to be the dominant distribution channel for lotteries in China. According to the iResearch Report, approximately 97.5%, 96.7%, 95.0% and 94.4% of lotteries sales were through offline lottery agents in 2009, 2010, 2011 and 2012, respectively, but the market share of online lottery sales are expected to rapidly increase in the near future.

We cannot assure you that we will be able to compete successfully against our current or future competitors. See “Risk Factors—Risks Relating to Our Business and Industry—We operate in an intensely competitive environment, which may lead to declining revenue growth or other circumstances that would negatively affect our results of operations.”

Product Development

We have a technology and product development team of 136 employees as of September 30, 2013, representing 38.5% of our total number of employees. The members of the core development team all have previous experience in major Chinese Internet enterprises, some of whom are the first generation Internet professionals in China. We are dedicated to expanding our product development team and to attracting highly experienced professionals. We provide our team members with frequent and up-to-date training to ensure that they are fully updated on industry trends and developments, and are capable of and efficient in handling any technical challenges we might face in our operations. Our current focus is on the development of new functions and improvement of existing technologies in a number of crucial areas, such as sever capacity, user interface, client-side software, mobile site and mobile client side software, infrastructure optimization and user data mining. The product development department has subgroups that focus on various areas of research and development, such as product design, user interface design, product operation and product support. The product design group focuses on enhancing existing services and researching and developing new lottery services. The product operation and support groups are dedicated to building a safe, stable and highly efficient operating environment to handle our high volume of user traffic and data transmission. As a result, we operate an online lottery service platform that is stable, secure and fast. We plan to develop and improve our systems and technologies, and co-develop new lottery products in cooperation with lottery administration centers, which we believe will help to distinguish us from our competitors.

Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 304, 403 and 353 employees as of December 31, 2010, 2011 and 2012, respectively. The table below sets forth the number of employees categorized by function as of September 30, 2013.

Function	Number of employees
Management and Administration	9
Sales, Marketing and Website Operation	62
Service and User Support	98
Technology and Product Development	136
Administrative Support	48

Total	353

The remuneration package of our employees includes salary, bonus, stock options and other cash benefits. In accordance with applicable regulations in China, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan, a maternity insurance plan and a housing reserve fund for the benefit of all of our employees. The total amounts for such employee benefits required by applicable regulations was RMB3.0 million, RMB5.0 million, RMB6.6 million (US$1.1 million) and RMB6.5 million (US$1.1 million) in 2010, 2011, 2012, and the nine months ended September 30, 2013, respectively.

We have not experienced any material labor disputes or disputes with the labor department of the PRC government since our inception.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. “500wan” is a registered trademark in the PRC owned by E-Sun Network. We have also registered domain names including “500wan.com,” “500wan.com.cn,” “500wan.cn,” “500wan.net.cn,” and “500.com.” We own 30 software copyright registrations in PRC through Guangtiandi Technology and E-Sun Sky Computer and E-Sun Sky Network as of October 15, 2013, mostly for our client software. We have registered 43 trademarks relating to “500wan” and 37 trademarks relating to “500.com” with the PRC Trademark Office of the State Administration for Industry and Commerce, or the Trademark Office.

Facilities

Our principal executive offices are located at 500.com Building, Shenxianling Sports Center, Longgang District, Shenzhen, China and occupy a total of 8,188 square meters. We also have a representative office in Beijing. We lease our premises from unrelated third parties. Each of the lessors for the leased premises either has valid title to the property or has proper authorization from the title owner to sublease the property.

Legal Proceedings

We are currently involved in an arbitration proceeding in relation to a dispute over an online advertising contract, or Advertising Contract, entered into in September 2011 between E-Sun Sky Network and Beijing Tianying Chuangzhi Advertising Limited Company, or Tianying Chuangzhi. E-Sun Sky Network cease to perform the Advertising Contract due to Tianying Chuangzhi’s failure to meet certain performance targets as set forth in the Advertising Contract. In June 2013, Tianying Chuangzhi instituted the said arbitration before Beijing Arbitration Commission, claiming for the payment of RMB3.32 million and other arbitration expenses. We lodged a counterclaim in July 2013, counterclaiming for a refund of RMB786,067, other reasonable out-of-pocket expenses and arbitration expenses. The arbitration application filed by Tianying Chuangzhi was accepted by Beijing Arbitration Commission on June 27, 2013 and our counterclaim application was accepted by the Beijing Arbitration Commission on July 25, 2013. We reached a conciliation agreement with Tianying Chuangzhi on November 4, 2013 pursuant to which we paid RMB2.8 million to Tianying Chuangzhi. We applied for withdrawal of our counterclaim application with Beijing Arbitration Commission on November 4, 2013 and Tianying Chuangzhi applied for withdrawal of the arbitration application with Beijing Arbitration Commission on November 6, 2013. We are currently waiting for the written decision of Beijing Arbitration Commission regarding the said withdrawals.

REGULATIONS

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

As regulations on the online lottery services industry are developing and evolving in China, authorities may adopt from time to time new laws and regulations that will address new issues or require us to obtain licenses and permits in addition to those that we currently have. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online lottery services industry. See “Risk Factors—Risks Related to Our Business and Industry—The rules and regulations on online lottery sales service market in China are relatively new and subject to interpretation, and their implementation involves uncertainty.

As an online lottery service provider in China, our core business is to provide services that enable our users to place purchase orders for national and provincial welfare and sports lotteries issued by the relevant authorities. In addition, we provide other services such as information services and user online forum service to our users. Our operations are subject to laws and regulations generally applicable to the telecommunication and Internet information services as well as laws and regulations governing the lottery services in particular.

We maintain policies and procedures to ensure that orders for lottery products from IP addresses from the United States will not be accepted through our websites. Accordingly, we do not believe our operations are subject to the regulatory authority of the United States.

Regulations on Lottery Services Industry and Online Lottery Sales

Since 1991, the Chinese government has promulgated a series of rules and regulations to regulate the lottery industry in China. The major rules and regulations currently in effect and applicable to our online lottery services include Regulation on Administration of Lottery, promulgated by the State Council on May 4, 2009 and effective as of July 1, 2009, or the Lottery Regulation, and the Interim Measures for the Administration of Online Sales of Lottery, promulgated by the MOF on September 26, 2010, or the Lottery Measures, and effective upon the promulgation. On January 18, 2012, the MOF, the Ministry of Civil Affairs and the General Administration of Sports of China jointly promulgated the Implementing Rules, which became effective on March 1, 2012. On February 28, 2012, General Administration of Sports of China promulgated the Urgent Notice. Under currently effective rules and regulations, only qualified service providers approved by the MOF may engage in online lottery sales. Such qualified service providers will act as agencies for the relevant lottery administration centers and must obtain a Lottery Agency License from and enter into lottery agency agreements with the competent lottery administration centers before engaging in lottery sales on their behalf.

Certain rules and regulations previously promulgated by the MOF and other regulatory authorities had previously prohibited the sales of lotteries through the Internet, but after the promulgation of the Lottery Measures those rules and regulations have ceased to have legal effect.

Online Lottery Sales

The Lottery Measures set forth detailed requirements for the administration of online lottery sales as well as the requirements for qualified online lottery service providers. According to the Lottery Measures, the MOF is the supervisory and regulatory body of online lottery sales in the PRC, and China Welfare Lottery Issuance and Administration Center and China Sports Lottery Administration Center (collectively, “Lottery Issuance Agencies”) are responsible for the overall planning and management of online lottery sales for welfare lottery and sports lottery, respectively. The Lottery Issuance Agencies may collaborate with other entities or authorize relevant lottery sales agencies to conduct online lottery sales, or appoint qualified entities as their online lottery sales agents. The Lottery Measures require qualified online lottery service providers to meet certain criteria, including, among others, that (i) they have a minimum registered capital of RMB50 million, (ii) they maintain adequate organizational, internal control and risk management systems, (iii) they and their senior management have a clean criminal and credit history for the past five years, and (iv) they have obtained an Internet content provider license. The Lottery Issuance Agencies are required to selectively submit to the MOF information on the online lottery service providers that apply to become qualified to engage in online lottery business under the Lottery Measures. Jiangxi Sports Lottery Administration Center notified us that it submitted an application for qualification and approval for the online lottery sales services for sports lottery products that we provided on our websites to the China Sports Lottery Administration Center in January 2011, and that this application would be further submitted by China Sports Lottery Administration Center to the MOF for approval. In October 2012, we were notified by China Sports Lottery Administration Center that we were approved by the MOF to provide online sales services for sports lottery products on its behalf. Chongqing Welfare Lottery Administration Center notified us that it submitted an application for qualification and approval for the online lottery sales services for welfare lottery products to the China Welfare Lottery Issuance and Administration Center on November 15, 2010, and such application will be further submitted by the China Welfare Lottery Issuance and Administration Center to the MOF for approval. As of August 30, 2013, we were still waiting for notification from the Chongqing Welfare Lottery Administration Center with regard to the status of the application for welfare lottery products. Since the relevant regulations do not set forth a specific time limit for the MOF to issue such approval, it is not clear when we will be able to obtain the MOF’s approval, or at all.

Lottery Regulatory Authorities

Under the current regulations and provisions, the State Council is vested with the power to authorize the issuance of welfare lottery and sports lottery, and is also the highest authority for granting the right to issue lotteries. The MOF is responsible for administering, regulating and supervising the national lottery industry. The Ministry of Civil Affairs and the General Administration of Sport of China are responsible for administering and regulating welfare lottery and sports lottery, respectively, and have established China Welfare Lottery Issuance and Administration Center and China Sports Lottery Administration Center, respectively, pursuant to regulations for the issuance and sales of welfare lottery and sports lottery. The civil affairs departments and sports administration departments of provincial governments are responsible for the administration of welfare lotteries and sports lotteries within their respective administrative regions. The following organization chart illustrates the overall governmental administrative authority in the China lottery operation:

Regulations on Lottery Administration

On May 4, 2009, the State Council promulgated the Lottery Regulations, which set forth general provisions for the issuance, sales and administration of lottery products. According to the Lottery Regulations, the welfare and sports lotteries sold in China must be issued by the lottery issuance authorities, established by the civil affairs’ department and sports administration department of the PRC State Council, or the Lottery Issuance Agencies, and must be sold through Lottery Issuance Agencies or lottery sales offices established by the civil affairs’ departments and sports administration departments of the people’s government at the provincial level (“Lottery Sales Agencies”). Lottery Issuance Agencies and Lottery Sales Agencies may, by entering into agency agreements, appoint other entities or individuals as their agents in distributing lotteries. The Lottery Regulation also listed circumstances where the Lottery Issuance Agencies and Lottery Sales Agencies may terminate such agency agreements, including situations where the agent subcontracts the sales of the lottery products to any other persons or entities or sells lottery products to underage buyers.

The Lottery Regulations prohibits the Lottery Issuance Agencies, the Lottery Sales Agencies and their sales agents from (i) advertising false or misleading information, (ii) competing unfairly by discrediting others in the same industry, (iii) selling lottery or paying lottery prizes to underage purchasers and (iv) selling lottery on credit. If the Lottery Issuance Agencies or the Lottery Sales Agencies fail to comply with these requirements, the MOF or its relevant branches will have the power to (i) require the Lottery Issuance Agencies or the Lottery Sales Agencies to correct or cease their operations; (ii) confiscate the illegal income received by the Lottery Issuance Agencies or the Lottery Sales Agencies and impose fines; and/or (iii) impose administrative sanctions against persons that are responsible. If any lottery sales agent sells lotteries to the underage buyers, its relevant income may be confiscated and it may be subject to administrative fines up to RMB10,000, and the Lottery Issuance Agencies or the Lottery Sales Agencies may have the right to terminate the agency agreement with the lottery sales agent. In addition, the Lottery Measures prohibits the opening of online lottery accounts for or the granting of lottery prizes to underage buyers.

Prior to the promulgation of the Lottery Regulation, the issuance and sales of the lottery products were governed by the Interim Provisions for the Administration of the Lottery Issuance and Sales, or the Interim Provisions, promulgated by the MOF on March 1, 2002. The Interim Provisions were replaced by the Administrative Measures for Lottery Issuance and Sales promulgated by the MOF on December 28, 2012. The Administrative Measures for Lottery Issuance and Sales provided that any Lottery Issuance Agency, which wishes to apply to create, change or abolish a specific type of welfare or sports lottery, is required to apply to the Ministry of Civil Affairs or the General Administration of Sport of China for creating, changing or abolishing a specific type of welfare or sports lottery. If the application has been approved by the Ministry of Civil Affairs or the General Administration of Sport of China, such application will be further submitted to the MOF for the MOF’s examination and approval before the implementation. After the creation or change of specific type of welfare or sports lottery has been approved by the MOF, the Lottery Issuance Agency receiving MOF approval or its related Lottery Sales Agencies shall submit sales implementation plans to the MOF or its provincial counterparts for approval prior to the sales of the specific type of lottery. The sales implementation plan shall include, among other things, the proposed sales commencement date, promotion plans and risk control measures. In order to sell the specific type of welfare or sports lottery so created or changed, the Lottery Issuance Agencies or the Lottery Sales Agencies may engage specific sales agents by entering into lottery sales agency agreements with such sales agents.

Regulation of Telecommunication Services

The telecommunication industry, including the Internet sector, is highly regulated in China. Regulations issued or implemented by the State Council of China, the MIIT, and other relevant government authorities cover many aspects of the operation of telecommunication and the Internet information services, including access to the telecommunication industry, the scope of permissible business activities, and licenses and permits required for various business activities and foreign investment.

The principal regulations governing telecommunication and Internet information services include:

•	the Telecommunication Regulations promulgated by the State Council on September 25, 2000;

•	the Administrative Measures for Telecommunications Business Operating License promulgated by the MIIT on March 5, 2009; and

•	the Catalogue of Classes of Telecommunications Businesses promulgated by the Ministry of Information Industry, former of MIIT, also as MIIT on February 21, 2003.

Under these regulations, telecommunication services in China are categorized as either basic telecommunication services or value-added telecommunication services, both of which require relevant operating licenses.

Regulations on Value-Added Telecommunication and Internet Information Services

On September 25, 2000, the State Council promulgated the Telecommunication Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunication businesses in the PRC as either basic or value-added. Value-added telecommunication services are defined as telecommunication and information services provided through public network infrastructure. The “Catalog of Classes of Telecommunication Business,” an attachment to the Telecom Regulations and updated by the MII’s Notice on Adjusting the Catalog of the Class of Telecommunication Business, effective from April 1, 2003, categorizes various types of telecommunication and telecommunication-related activities into basic or value-added telecommunication services, according to which, Internet content provision services, or ICP services, are classified as value-added telecommunication businesses, or VAS business. Under the Telecom Regulations, commercial operators of value-added telecommunication services must first obtain an operating license for value-added telecommunication services, or the VAS license, from the MIIT or its provincial level counterparts before commencing any operations.

The State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, on September 25, 2000 and subsequently amended the Internet Measures on January 8, 2011. According to the Internet Measures, a commercial ICP service operator must obtain an VAS license from the relevant government authorities before providing any commercial ICP service within the PRC. When the ICP service involves regulated industries, such as news, publication, education, medicine, health, pharmaceuticals and medical equipment, prior approval from the respective regulating authorities must be obtained prior to applying for the VAS license from MIIT or its local branch at the provincial level. Moreover, an ICP service operator must display its VAS license number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.

On December 26, 2001, the MIIT promulgated the Administrative Measures for Telecommunication Business Operating License, or the Telecom License Measures. On March 5, 2009, the MIIT issued amended Telecom License Measures, which took effect on April 10, 2009. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunication services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, the appendix to the VAS license is to detail the permitted activities to be conducted by the VAS operator and the VAS operator must conduct its business in accordance with the specifications recorded on its VAS license. The VAS license is subject to annual review and results of the annual review is to be recorded as an appendix to the VAS license, published to the public and notified to the Administration for Industry and Commerce.

Currently, E-Sun Sky Network holds a regional value-added telecommunication business operating license issued by MIIT, that is effective until September 5, 2017, for providing Internet information services within the Guangdong province.

Regulations on Internet Content Services

Under various laws and regulations governing ICP services, ICP services operators are required to monitor and censor the content on their websites. They may not produce, duplicate, post or disseminate, and must remove from their websites, any content that falls within the prohibited categories, including any content that: (i) opposes the fundamental principles determined in the PRC constitution; (ii) compromises state security, divulges state secrets, subverts state power or damages national unity; (iii) harms the dignity or interests of the State, incites ethnic hatred or racial discrimination or damages inter-ethnic unity; (iv) sabotages China’s religious policy or propagates heretical teachings or feudal superstitions; (v) disseminates rumors, disturbs social order or disrupts social stability; (vi) propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes; (vii) insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or (viii) or includes other content prohibited by laws or administrative regulations.

The PRC government may shut down the websites of VAS license holders that violate any of the content restrictions and requirements, revoke their VAS licenses or impose other penalties pursuant to the applicable laws and regulations.

Regulations on Foreign Investment in Lottery and Value-Added Telecommunications Services.

According to the Catalogue for the Guidance of Foreign Investment Industries (the “Guidance Catalogue”) jointly promulgated by the National Development & Reform Commission and the Ministry of Commerce on December 24, 2011 and effective from January 30, 2012, foreign investments are not allowed to operate in the lottery industry. As the development of the lottery industry is still in its early stage, there are no further regulations relating to foreign investment in the lottery industry.

Under the Guidance Catalogue, foreign ownership in value-added telecommunication services shall not exceed 50%. Aside from the Guidance Catalogue, the Regulations for Administration of Foreign-Invested Telecommunication Enterprises, or the FITE Regulations, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, set forth detailed requirements with respect to, among other things, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunication enterprise. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunication service providers in China and the major foreign investor in any value-added telecommunication service business in China is to have a good track record in the industry.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunication Business. Under this circular, a domestic PRC company that holds a VAS license is prohibited from leasing, transferring or selling the VAS license to foreign investors in any form, and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct value-added telecommunication business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunication service is to be legally owned by a domestic PRC company and/or its shareholders. In addition, the company’s operation premises and equipment would have to comply with its approved VAS license, and the company should establish and improve its internal Internet and information security policies and standards and emergency management procedures.

We conduct our businesses in China primarily through contractual arrangements. E-Sun Sky Computer has contractual arrangements with each of our consolidated affiliated entities and their respective shareholders. There is no explicit provision under the Guidance Catalogue, the FITE Regulations or the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunication Business, which classifies the contractual arrangements between our PRC subsidiary and each of our consolidated affiliated entities, including, among others, the Equity Interests Pledge Agreements and the Irrevocable Power of Attorney, either by each agreement itself or taken as a whole, as a transaction that is subject to the approval of relevant government authorities. E-Sun Sky Network currently holds a regional VAS business operating license.

Regulations on Intellectual Property

Trademark

The PRC Trademark Law, adopted on August 23, 1982 and amended in 1993 and 2001, protects the proprietary rights of registered trademarks. The Trademark Office handles trademark registrations and grants proprietary rights for an initial term of 10 years to registered trademarks. Upon the expiration of the initial term, a second term of 10 years may be granted upon renewal. Trademark licensing agreements must be filed with the Trademark Office or its regional offices. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, proprietary rights of the trademark holder may be extended beyond the registered scope of products and services to which the trademark relates.

Software Products

On October 27, 2000, the MIIT issued the Administrative Measures on Software Products, or the Software Measures, to strengthen the regulation of software products and to encourage the development of the PRC software industry. On March 5, 2009, the MIIT issued amended Software Measures, which became effective on April 10, 2009. The Software Measures provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the National Copyright Administration of the PRC issued Computer Software Copyright Registration Procedures on February 20, 2002, which apply to the registration of the software copyright, licensing agreements and transfer agreements.

Domain Names

The Implementing Rules for Domain Name Registration, issued and amended by China Internet Network Information Center, or CNNIC, in September 2002 and May 2012, respectively, sets forth detailed rules for the registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first-tier domain name “.cn.” The Measures on Domain Name Dispute Resolution and its implementing rules, issued and amended by CNNIC in February 2006 and May 2012, respectively, allows the CNNIC to authorize a domain name dispute resolution institution to resolve disputes.

Regulations on Foreign Exchange

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75. The latest guidance was issued by SAFE on November 19, 2012 and took effect on December 17, 2012.

We conduct businesses in China primarily through our consolidated affiliated entities. We enter into contractual arrangements with our PRC consolidated affiliated entities and their respective shareholders, including Ping Yuan, Jiepin Fu, Bo Zou, Ying Zou, He Li and Xue Li, who are PRC residents and also beneficial owners of our company. As of the date of this prospectus, Yuan Ping, Jiepin Fu, Zou Bo, Ying Zou, Li He, Li Xue and Man San Law have completed their SAFE Circular 75 registrations with the Shenzhen branch of SAFE and they are expected to update and amend such registrations to reflect the development of our company, including reservation of ordinary shares under our 2011 share incentive plan, the redemption and issuance of our ordinary shares in 2012, Xiaojun Xu ceasing to be our beneficial shareholder, the issuance and sales of the convertible note and exchangeable notes, the concurrent private placement to Sequoia, recent change of our company name, the issuance and sales of our ordinary shares in October 2013 and this offering. However, we cannot assure you that Ping Yuan, Jiepin Fu, Bo Zou, Ying Zou, He Li, Xue Li and Man San Law can successfully amend their foreign exchange registrations with SAFE in full compliance with Circular 75 after this offering. See “Risk Factors—Risks Related to Doing Business in China—A failure by our shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.”

Regulations on Employee Stock Option Granted by Offshore Listed Companies

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Regulations, setting forth the requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the Individual Foreign Exchange Regulations, which, among other things, specified the approval and registration requirement for certain capital account transactions, such as a PRC citizen’s participation in employee share ownership and share option plans of overseas listed companies.

The Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Publicly-Listed Companies, or the Share Option Rules, promulgated by SAFE on February 15, 2012, replacing the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Ownership Plans, or Share Option Plans of Overseas Publicly-Listed Companies, issued by SAFE on March 28, 2007, require (i) PRC residents who are granted shares or share options by companies listed on overseas share exchanges based on share incentive plans to register with SAFE or its local branches, and (ii) PRC residents participating in the share incentive plans of an overseas publicly-listed companies to retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plans on behalf of these participants.

Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options, purchase and sale of corresponding shares or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agents, or the overseas entrusted institution. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares granted under the share incentive plans and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents is to file the form for record-filing of information of the domestic individuals participating in the share incentive plans of overseas listed companies with SAFE or its local branches every quarter. We and our PRC citizen employees who have been granted share options will be subject to these rules upon the listing and trading of our ADSs on the NYSE.

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory authorities, including the CSRC, promulgated the 2006 M&A Rules, which were later amended on June 22, 2009. Pursuant to the 2006 M&A Rules, an offshore special purpose vehicle, or SPV, refers to an overseas company controlled directly or indirectly by PRC domestic companies or individuals for purposes of overseas listing of equity interests in domestic companies (defined as enterprises in the PRC other than foreign-invested enterprises). If an SPV purchases, for the purpose of overseas listing, equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV, then the overseas listing by the SPV must obtain the approval of the CSRC. The application of the 2006 M&A Rules remains unclear and there is currently no consensus among PRC law firms regarding the scope of CSRC’s jurisdiction. As of the date of this prospectus, the CSRC has not issued any rules or written interpretation clarifying whether offerings like ours under this prospectus are subject to this new procedure.

Our PRC counsel, Han Kun Law Offices, has advised us that the 2006 M&A Rules do not require us to obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, given that:

•	the CSRC approval requirement applies to SPVs that acquired equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV and seek overseas listing; and

•

our PRC operating subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between our company, our PRC operating subsidiary and any of the affiliated consolidated entities as a type of acquisition transaction falling under the 2006 M&A Rules.

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, the Renminbi is freely convertible only to the extent that it relates to current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad into the PRC, or deposit these payments abroad, subject to compliance with the requirements promulgated by the SAFE. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the SAFE, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from the SAFE, unless otherwise provided.

In addition, another notice issued by the SAFE, the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in the PRC, unless specifically provided otherwise. The SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines. On November 9, 2011, SAFE issued the Notice on Further Clarifying and Standardizing Related Issues Concerning Foreign Exchange Administration for Part of Capital Account Items to further regulate the payment and settlement of foreign currency exchange of foreign-invested enterprises.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund statutory reserve funds, unless these reserves have reached 50% of the registered capital of the respective enterprises. These reserves are not distributable as cash dividends.

Regulations Regarding the Enterprise Income Tax and Dividend Withholding Tax

The EIT Law, effective on January 1, 2008, imposes a uniform enterprise income tax at the rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law and a notice issued by the PRC State Council on transition preferential policies, commencing January 1, 2008, (i) those enterprises that were established before March 16, 2007 and were formerly entitled to preferential policies of lower taxation will undergo a gradual transition to statutory tax rates within five years; and (ii) those enterprises that were established before March 16, 2007 and were formerly entitled to preferential income tax reduction policies, such as “two-years exempt and three-years halved” and “five-years exempt and five-years halved”, shall continue to enjoy such preferential policies as stipulated in the former taxation laws, administrative regulations and relevant documents until the end of the terms of these policies, provided however that for those enterprises not profitable enough to enjoy the aforementioned tax preferences, the preference time limits shall commence from 2008.

Pursuant to the EIT Law and its Implementation Rules, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” for PRC EIT purposes. The term “de facto management body” is defined as the establishment that carries out substantial and overall management and control over the manufacturing and business operation, production, personnel, accounting and properties of an enterprise. Pursuant to Circular 82, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights frequently reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, it is believed that the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. However, given that the EIT Law is relatively new and contains ambiguous definitions, requirements and procedures, it remains uncertain how tax authorities will determine tax residency status based on the facts of each case.

Furthermore, the EIT Law and its Implementation Rules provide that the “non-resident enterprises” are subject to the EIT rate of 10% on their income derived from China, if such “non-resident enterprises” (i) do not have establishments or premises of business in China or (ii) have establishments or premises of business in China, but the relevant income does not have actual connection with their establishments or premises of business in China. Such income tax may be exempted or reduced by the PRC State Council or pursuant to a tax treaty with China that provides for a different withholding agreement between China and the jurisdictions in which the non-resident enterprise reside. The Cayman Islands, where we are incorporated, does not have such tax treaty with China.

Under the Foreign Invested Enterprise and Foreign Enterprise Income Tax Law, effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law, which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement and the foreign investor is approved by competent tax authorities as the beneficial owners of such dividends under applicable tax regulations.

Furthermore, the State Administration of Taxation issued the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner must generally be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits.

Moreover, non-resident individual investors may be required to pay PRC individual income tax at a rate of 20% on interests or dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the PRC Individual Income Tax Law, or IIT Law, a “non-resident individual” refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than one year. Pursuant to the IIT Law and its implementation rules, for purposes of the PRC capital gains tax, taxable income is the balance of the total income obtained from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered a PRC “resident enterprise” and the relevant competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares to be income derived from sources within the PRC, such gains earned by non-resident individuals may also be subject to PRC withholding tax at a rate of 20%.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to EIT at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; (ii) a 10% withholding tax may be imposed on dividends we pay to our shareholders who are non-resident enterprises and gains derived by them from transferring our shares or ADSs, if such income is considered as PRC-sourced income by relevant PRC authorities; and (iii) a potential 20% withholding tax may be imposed on dividends we pay to our shareholders who are non-resident individuals and gains derived by them from transferring our shares or ADSs, if such income is considered as PRC-sourced income by relevant PRC authorities.

Pursuant to SAT Circular 698, issued by the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers its equity interests in a PRC resident enterprise through an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of reporting an Indirect Transfer to the relevant tax authority of the PRC resident enterprise. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus. The business address of each of our directors and executive officers is 500.com Building, Shenxianling Sports Center, Longgang District, Shenzhen, People’s Republic of China.

Directors and Executive Officers	Age	Position/Title
Man San Law	45	Chairman and Chief Executive Officer

Qi Li	44	Director

Jiepin Fu	46	Director

Qian Sun	40	Director

Jinping Ma	47	Independent Director

Jun Niu	48	Independent Director

Honghui Deng	44	Independent Director

Zhe Wei	43	Independent Director

Min Fan*	48	Independent Director

Catherine Qin Zhang*	48	Independent Director

Yu Wei*	44	Independent Director

Zhengming Pan	36	Chief Financial Officer

Lei Zheng	33	Chief Operating Officer

Punleung Liu	35	Chief Risk Officer

Zhaofu Tian	38	Chief Technology Officer

Ying Zou	35	Vice President

*	The appointment will become effective upon the effectiveness of our registration statement of which this prospectus forms a part.

Mr. Man San Law is our founder, chairman of our board of directors and chief executive officer. Mr. Law founded E-Sun Network Co., Ltd. in 1999 and has been a pioneer in the online lottery service industry having focused on this field since 2001. Mr. Law oversees the strategic direction of our company and has transformed our company from a small start-up to an established and leading online lottery service provider in China. From 1990 to 1999, Mr. Law served in various positions at Shenzhen Yangguang Co., Ltd. Mr. Law received a bachelor’s degree from Wuhan University in 1990, and an Executive Master of Business Administration degree from Cheung Kong Graduate School of Business in 2009.

Mr. Qi Li has served as a director of our company since January 2010. Before joining us, Mr. Li held many senior management positions, including chairman and CEO of Beijing Fragrance Forever Investment Co. Ltd. from 2006 to 2010, CEO and president of Shenzhen Changan New Media Co., Ltd. from 2004 to 2006, executive president at Yundianguangcai Investment Co. Ltd. from 2002 to 2004, and head of investment securities department in China Finance Institute from 1999 to 2002. Mr. Li has over 10 years of experience in the Internet service industry. Mr. Li received a bachelor’s degree in engineering from the Beijing University of Science & Technology in 1991, a master’s degree in engineering of Beijing University of Science and Technology in 1994, and a Ph.D. in economics from Renmin University of China in 1997.

Mr. Jiepin Fu has served as a director of our company since September 2007. Mr. Fu also serves as chairman of the board of directors of China High-Speed (Holding) Limited and served as the executive director of China High-Speed (Group) Co., Ltd., a company listed on Hong Kong stock exchange, from 2004 to 2009, and a director of Huayu Expressway Group Limited since 2009. Before 2004, Mr. Fu has over 10 years of experience in administrative management in public security research center of Guangdong province, personnel exchange center of Guangdong province, and Shenzhen Huayu Investment and Development Group. Mr. Fu received a bachelor’s degree from Sun Yat-Sen University in 1989.

Mr. Qian Sun has served as our director from October 21, 2013. Mr. Sun is a managing director of Sequoia Capital China, where he focuses on consumer and technology related investment. Prior to joining Sequoia Capital China in 2006, Mr. Sun worked at General Atlantic from 2003 to 2005, focusing on technology related growth investment in China. He also worked as a management consultant at Monitor Group in Hong Kong from 1997 to 1999. Mr. Sun received a BA degree in applied mathematics from Harvard College in 1997, an MBA from Harvard Business School and a J.D. from Harvard Law School in 2003.

Mr. Jinping Ma has served as our independent director since May 2013. Mr. Ma has also served as the chief executive officer of Huishang Investment Management Ltd., Co. since 2005. Mr. Ma served as an investment manager at Hongfu Capital Management from 2002 to 2005, and as an attorney at Nutrexpa Food Co., Ltd. from 1996 to 1998. Mr. Ma received a Bachelor’s degree from Shaanxi Normal University, a master’s degree in law from China University of Political Science and Law, an LLM degree from McGill University and an MBA from INSEAD.

Mr. Jun Niu has served as our independent director since May 2011. Mr. Niu has also served as the chairman of the board of directors of the Foshan XinJinSheng Electronic Co., Ltd since September 2004. Mr. Niu served as the general manager of the Foshan XinJinSheng Electronic Co., Ltd from September 2004 to October 2007. Mr. Niu was the chairman of the board of directors and the general manager of Shenzhen Zhichengwei Optical Disc Production Co., Ltd., a state owned enterprise, from August 2000 to July 2004. Mr. Niu held different positions in a number of PRC government authorities from July 1986 to August 2004. Mr. Niu received a bachelor’s degree in law from the NorthWest College of Politics and Law (now known as NorthWest University of Politics and Law) in July 1986, and a master’s degree in economics and administration from the Party School of Central Committee of the Communist Party of China in July 2002.

Mr. Honghui Deng has served as our independent director since May 2011. Mr. Deng has served as a fellow at the Innovation Creativity Capital Institute (IC2) of the University of Texas at Austin since 2010. He has taught as an EMBA/MBA professor at Peking University Guanghua School of Management since 2005. He has also taught as an assistant professor and associate professor at the School of Business of University of Nevada, Las Vegas since 2003. Mr. Deng was the founder and served as the chief executive officer of HHD Consulting Service LLC from 2003 to 2008. Mr. Deng has extensive consulting experiences for business firms on long-term strategy, finance and management. Mr. Deng received a bachelor’s degree in electronic engineering and business administration from the School of Electronic Engineering of Chongqing University in 1990 and 1994, and a Ph.D. degree in business administration from University of Texas at Austin in 2003.

Mr. Zhe Wei has served as our independent director from October 21, 2013. Mr. Wei is the founding partner and Chairman of Vision Knight Capital. Prior to that, Mr. Wei was the CEO of Alibaba.com Limited from 2006 to 2011. Mr. Wei worked in Kingfisher plc from 2000 to 2006, and was chief representative for Kingfisher’s Asia sourcing office, and also the CFO then CEO of B&Q China, a subsidiary of Kingfisher plc. Mr. Wei was also head of investment banking of Orient Securities Co. and then corporate finance manager at Coopers & Lybrand. Mr. Wei was also the vice president of China Chain Store & Franchise Association and is a Director of PCCW Limited. Mr. Wei holds a Bachelor’s degree in International Business Management from Shanghai International Studies University and is a graduate of the corporate finance program at the London Business School.

Mr. Min Fan will serve as our independent director from the effective date of our registration statement of which this prospectus forms a part. Mr. Fan is the co-founder of Ctrip.com International, Ltd. in 1999, and has served as the chief executive officer of Ctrip.com International Ltd. since 2006. Mr. Fan is now Vice Chairman and President of Ctrip.com International Ltd.. Mr. Fan graduated from Shanghai Jiaotong University in 1990 with an industrial management engineering bachelor’s degree and master’s degree.

Ms. Catherine Qin Zhang will serve as our independent director from the effective date of our registration statement of which this prospectus forms a part. Ms. Catherine Qin Zhang has served as AutoNavi Holdings Ltd.’s director, president, and chief operating officer since August 2013. Prior to that, Ms. Zhang had previously served as the AutoNavi Holdings Ltd.’s chief financial officer since 2006. Prior to joining AutoNavi Holdings Ltd., Ms. Zhang held management positions at the finance and business operation divisions of UTStarcom from April 2003 to July 2006. Ms. Zhang also has extensive experience in financial accounting, auditing and consulting from her time at Deloitte & Touche LLP, Sara Lee Corporation, Accrue Software Inc. and Sun Microsystems, Inc. from January 1994 to April 2003. Ms. Zhang is a certified public accountant in the states of California and Illinois. Ms. Zhang received a bachelor’s degree in English language and literature from Peking University and a post baccalaureate certificate in accountancy from Oregon State University.

Mr. Yu Wei will serve as our independent director from the effective date of our registration statement of which this prospectus forms a part. Mr. Wei is the founder and director of Artix International Group Co., Ltd. Mr. Wei has served as vice president of China Railway Modern Logistics Technology Co., Ltd. since 2007 and vice president of .. Mr. Wei of Guiyang Longyuan Realestate Co., Ltd. since 2011. Mr. Wei has served as director in Guangxi Dirun Mining Industry Investment Co., Ltd. and Beijing Happy Forever Investment Management Co., Ltd. in 2011 and 2012, and has served as vice president of Guangzhou China Railway Taibo Real Estate Co., Ltd. since 2013. Mr. Wei graduated from Beijing Jiaotong University, Institute of Economics and Logistics in 1990, and received an EMBA degree from Cheung Kong Graduate School of Business in 2009.

Mr. Zhengming Pan has served as our chief financial officer since April 2011. Prior to joining us, Mr. Pan served as a vice president at Deutsche Bank AG, Hong Kong Branch from 2007 to April 2011 and an attorney at Simpson Thacher & Bartlett LLP from 2003 to 2007. Mr. Pan received a Master of Law degree and a Juris Doctor degree from Columbia University Law School in 2001 and 2003, respectively, a Master of Law degree from the University of Edinburgh in 2000 and a bachelor’s degree in law from Fudan University in 1999.

Mr. Lei Zheng has served as our chief operating officer since 2009. Mr. Zheng has 10 years of experience in the information technology industry. From 2007 to 2009, Mr. Zheng worked at Shenzhen Youshou Digital Co., Ltd. From 2004 to 2007, Mr. Zheng worked at Tencent Inc. From 2001 to 2004, Mr. Zheng worked at Huawei Technologies Co., Ltd. Mr. Zheng received a bachelor’s degree from Wuhan University in 2001.

Mr. Ying Zou has served as our vice president since 2005. Mr. Ying Zou is currently in charge of our mobile department. From September 2007 to March 2011, he served as a director of our company. Mr. Zou has over 10 years of experience in the Internet service industry. Mr. Zou has served as a vice president of E-Sun Sky Network, in charge of operations and marketing, since its establishment in 2006. Mr. Zou served in various positions, such as vice president and manager of the technology department, in E-Sun Network from its establishment in 1999 to 2006. From 1998 to 1999, Mr. Zou worked at Shenzhen Nuclear Power Corporation. Mr. Zou received a bachelor’s degree from Wuhan Technical University of Surveying and Mapping in 1998.

Mr. Punleung Liu joined our company in February 2011 and was appointed as our chief risk officer in August 2013. Prior to joining us, Mr. Liu served in various positions at Ernst & Young (China) Advisory Limited, Ernst & Young Hua Ming LLP and Ernst & Young Hong Kong since 2000. Mr. Liu is a member of Hong Kong Institute of Certified Public Accountants and Institute of Internal Auditors. Mr. Liu received a bachelor’s degree in accountancy from the City University of Hong Kong in 2000.

Mr. Zhaofu Tian has served as our chief technology officer since October 2012. Mr. Tian has over 10 years of experience in the information technology industry. From 2007 to 2009, Mr. Tian served as a director in Tencent Engineering. From 2001 to 2007, Mr. Tian worked in UTStarcom Shenzhen R&D Center. From 1997 to 1999, Mr. Tian worked in SONY Precise Devices (Huizhou) Co. LTD. Mr. Tian received a bachelor’s degree from Harbin Institute of Technology in 1997, a master degree from Harbin Institute of Technology in 2001, and a Master of Business Administration degree from Hong Kong University of Science and Technology in 2011.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that they actually possess and such care and diligence as a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares;

•	declaring dividends and distributions;

•	exercising the borrowing powers of our company and mortgaging the property of our company;

•	approving the transfer of shares of our company, including the registering of such shares in our register of members; and

•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

We will initially have 11 directors, seven of whom will be independent directors, on our board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. Any director on our board may be appointed or removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors, provided that any candidate for the vacancy or addition must be nominated by our nominating and corporate governance committee. Each of our directors holds office until he or she is removed by an ordinary resolution of shareholders or by a resolution of the board.

All of our executive officers are appointed by and serve at the discretion of our board of directors. Our executive officers are elected by and may be removed by a majority vote of our board of directors, provided that any candidate for an executive officer position must be nominated by our nominating and corporate governance committee.

Board Committees

Our board of directors will establish an audit committee, a compensation committee, a nominating and corporate governance committee and a strategy committee upon the effectiveness of the registration statement of which this prospectus forms a part. Our board of directors can amend the charter of a committee by the affirmative vote of two thirds of the directors.

Audit Committee

Our audit committee will initially consist of Catherine Qin Zhang, Min Fan and Jun Niu. Catherine Qin Zhang will be the chairman of our audit committee. Catherine Qin Zhang satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. All three committee members satisfy the requirements for an “independent director” within the meaning of NYSE rules and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•

annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•

timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will initially consist of Qi Li, Jinping Ma and Zhe Wei. Qi Li will be the chairman of our compensation committee. Jinping Ma and Zhe Wei satisfy the requirements for an “independent director” within the meaning of NYSE rules.

Our compensation committee is responsible for, among other things:

•	reviewing and evaluating and, if necessary, revising our compensation policy;

•	reviewing and evaluating the performance of our executive officers and determining the compensation of our executive officers;

•	reviewing and approving our executive officers’ employment agreements and severance arrangements, if any;

•	reviewing and evaluating the performance of our directors and recommending to our board the compensation for our directors;

•

reviewing all annual bonus, long-term incentive compensation, share option, employee pension and welfare benefit plans, setting performance targets of the executive officers under all annual bonus and long-term incentive compensation plans as appropriate, certifying that any and all performance targets of the executive officers have been met, and granting any awards under any performance-based annual bonus, long-term incentive compensation and equity compensation plans to the executive officers;

•	periodically reviewing our policies concerning perquisite benefits, change of control or “parachute” payments, if any;

•	reviewing and approving our executive officer and director indemnification and insurance matters; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will initially consist of Man San Law, Qian Sun and Yu Wei. Man San Law will be the chairman of our nominating and corporate governance committee. Yu Wei satisfies the requirements for an “independent director” within the meaning of NYSE rules. Our nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and executive officers and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•

identifying qualified candidates as consistent with the criteria approved by our board of directors for director nominees and recommending such candidates to the board for selection for all directorships to be filled by the board or by the shareholders;

•

identifying qualified candidates as consistent with the criteria approved by our board of directors for executive officer nominees and recommending such candidates to our board of directors for selection;

•	conducting annual reviews of our board of directors’ independence, qualifications and experiences in light of the availability of potential board members; and

•

monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures to ensure compliance with applicable laws and regulations.

Strategy Committee

Our strategic planning committee will initially consist of Honghui Deng, Qi Li and Jiepin Fu. Our strategic planning committee assists the board of directors in designing the strategic plan of our business. Our strategic planning committee is responsible for, among other things:

•	reviewing and providing guidance to our management and the board of directors with respect to our strategy for strategic transactions;

•	reporting to our board of directors any strategic transactions being considered, or authorized and approved, by our management;

•	notifying our nominating and corporate governance committee of any conflict of interest or related party transaction that comes to its attention; and

•	exercising such additional powers and duties as may be reasonable, necessary or desirable, in the committee’s discretion, to fulfill its duties.

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We will make our code of ethics and our code of conduct publicly available on our websites.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no requirement for our directors to own any shares in our company in order for them to qualify as a director.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. We may also terminate an executive officer’s employment under certain conditions, including, but not limited to, incapacity or disability of the officer, by a one-month prior written notice or upon paying compensation of one-month salary to the officer. An executive officer may terminate his or her employment with us for cause, at any time for certain reasons, or by a one-month prior written notice.

Compensation of Directors and Executive Officers

For the year ended December 31, 2012, we paid an aggregate of RMB4.0 million (US$0.6 million) in cash to our executive officers, and we did not pay any such compensation to our non-executive directors. Our PRC subsidiary and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

Share Incentive Plan

We have adopted our 2011 share incentive plan to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The 2011 share incentive plan provides for the grant of options, restricted shares and other share-based awards, collectively referred to as “awards.” The board has authorized under the plan the issuance of up to 12% of our issued and outstanding ordinary shares from time to time, on an as-exercised and fully diluted basis, upon exercise of awards granted under our 2011 share incentive plan.

The following table summarizes the share options granted to our employees under the 2011 share incentive plan that were outstanding as of the date of this prospectus:

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Qi Li	5,003,980	0.20(1)	April 8, 2011	April 8, 2011	April 8, 2021
Lei Zheng	2,000,000	0.20(1)	April 8, 2012	April 8, 2011	April 8, 2021
Man San Law	660,000 1,400,000	0.20(1) 0.40	April 8, 2012 October 22, 2014	April 8, 2011 October 22, 2013	April 8, 2021 October 22, 2023
Zhengming Pan	600,000	0.40	April 22, 2014	October 22, 2013	October 22, 2023
Zhaofu Tian	*	0.20(1) 0.40	April 8, 2012 October 22, 2014	April 8, 2011 October 22, 2013	April 8, 2021 October 22, 2023
Punleung Liu	*	0.20(1) 0.40	April 8, 2012 October 22, 2014	April 8, 2011 October 22, 2013	April 8, 2021 October 22, 2023
Jinping Ma	—	—	—	—	—
Jiepin Fu	—	—	—	—	—
Jun Niu	—	—	—	—	—
Honghui Deng	—	—	—	—	—
Zhe Wei	—	—	—	—	—
Min Fan	—	—	—	—	—
Catherine Qin Zhang	—	—	—	—	—
Qian Sun	—	—	—	—	—
Yu Wei	—	—	—	—	—
Directors and officers as a group	8,909,980 2,240,000	0.20(1) 0.40
Other Individuals as a group	19,906,420 420,000	0.20(1) 0.40

*	Options to purchase less than 1% of our issued and outstanding share capital from time to time on an as-exercised and fully diluted basis as of the date of this prospectus.

(1)	The exercise price of all the options was set by our board of directors at US$0.40 per share on the respective date of grant. The exercise price was adjusted to US$0.20 per share by our board of directors on June 8, 2012 as it believed the voluntary suspension would materially and adversely affect our revenues for 2012 and the fair value of our ordinary shares. All the other terms of the options remain unchanged.

The following paragraphs describe the principal terms of our Share Incentive Plan.

Plan Administration.     Our compensation committee, or prior to such committee’s formation, Mr. Man San Law, will administer the 2011 share incentive plan. The committee or the full board of directors, as appropriate, will determine the participants to receive awards, the type and number of awards to be granted, and the terms and conditions of each award grant.

Option Agreements.     Awards granted under our 2011 share incentive plan are evidenced by an option agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Transfer Restrictions.     The right of a grantee in an award granted under our 2011 share incentive plan may not be transferred in any manner by the grantee other than by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Option Exercise.     The term of options granted under the 2011 share incentive plan may not exceed 10 years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of ordinary shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

Acceleration upon a Change of Control.     If a change of control of our company occurs, (i) the compensation committee may determine that any outstanding unexercisable, unvested or lapsable awards shall automatically be deemed exercisable, vested and not subject to lapse immediately prior to the event triggering the change of control and (ii) the compensation committee may cancel such awards for fair value, provide for the issuance of substitute awards or provide that for a period of at least 15 days prior to the event triggering the change of control, such options shall be exercisable and that upon the occurrence of the change of control, such options shall terminate and be of no further force and effect.

Termination and Amendment.     Unless terminated earlier, our share incentive plan will expire after 10 years. Our board of directors has the authority to amend or terminate our share incentive plan, subject to shareholder approval, to the extent necessary to comply with applicable laws. Shareholders’ approval is required for any amendment to the 2011 share incentive plan that (i) increases the number of ordinary shares available under the 2011 share incentive plan, or (ii) changes the maximum number of shares for which awards may be granted to any participant, or (iii) diminishes any of the rights of the participant under any award previously granted to such participant under the plan without such participant’s consent.

PRINCIPAL SHAREHOLDERS

The following table sets forth information as of the date of this prospectus with respect to the beneficial ownership of our ordinary shares, by:

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each of our directors and executive officers.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this prospectus, by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this prospectus. The total number of ordinary shares outstanding as of the date of this prospectus is 231,428,220. The total number of ordinary shares outstanding after completion of this offering will be 57,860,000 Class A ordinary shares and 271,428,220 Class B ordinary shares, assuming a public offering price of US$10.00 per ADS, the mid-point of the estimated range of the public offering price as set forth on the cover page of this prospectus and (i) no change in the number of ADSs offered by us as set forth on the cover page of this prospectus, (ii) issuance of Class B ordinary shares to Sequoia in connection with the conversion of the convertible note and the concurrent private placement to Sequoia, and (iii) the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering		Percentage of Votes Held After This Offering
	Number	Percent	Number	Percent	Percent
Directors and Executive Officers:
Man San Law(1)	54,933,854	23.7%	54,933,854	16.6%	19.6%
Qi Li(2)	30,753,168	13.0%	30,753,168	9.2%	9.5%
Jiepin Fu(3)	23,878,221	10.3%	23,878,221	7.3%	8.6%
Ying Zou(4)	4,000,000	1.7%	4,000,000	1.2%	1.4%
Zhengming Pan(5)	2,400,000	1.0%	2,400,000	0.7%	0.9%
Lei Zheng	*	*	*
Zhaofu Tian	*	*	*
Punleung Liu	*	*	*
Jinping Ma	—	—	—
Jun Niu	—	—	—
Honghui Deng	—	—	—
Zhe Wei	—	—	—
Min Fan	—	—	—
Catherine Qin Zhang	—	—	—
Qian Sun	—	—	—
Yu Wei	—	—	—

Principal Shareholders:
Clear Treasure Group Limited(3)	23,878,221	10.3%	23,878,221	7.3%	8.6%
Delite Limited(6)	29,008,836	12.5%	29,008,836	8.8%	10.5%
Brothers Union International Limited(7)	25,749,188	11.1%	25,749,188	7.8%	9.3%
Smart Mega Holding Limited(8)	25,265,018	10.9%	25,265,018	7.7%	9.1%
HWL Partners Limited(9)	14,574,840	6.3%	14,574,840	4.4%	5.3%
Vivoland Limited(10)	16,113,055	7.0%	16,113,055	4.9%	5.8%
Blue Ivy Investment Limited(11)	—	—	25,000,000	7.6%	9.0%
Sequoia Capital 2010 CGF Holdco, Ltd.(12)	—	—	46,250,000	14.0%	16.7%

The business address of our directors and executive officers is 6th Floor, Block 9, Phase 2, Shenzhen Software Park, Keji Zhongerlu, Nanshan District, Shenzhen, 518057, People’s Republic of China.

*	Less than 1% of our outstanding ordinary shares.

(1)	represents (i) 29,008,836 Class B ordinary shares owned by Delite Limited, a BVI company with the address of P.O. Box 3321, Road Town, Tortola, British Virgin Islands, which shares are held in irrevocable discretionary family trusts established by Mr. Law, (ii) 660,000 Class A ordinary shares issuable upon the exercise of options within 60 days of the date of this prospectus granted to Mr. Law under our 2011 Share Incentive Plan, and (iii) 25,265,018 Class B ordinary shares owned by Smart Mega Holding Limited, a BVI company with the address of P.O. Box 957, Offshore, which shares are held in irrevocable discretionary family trusts established by Ms. Ping Yuan, wife of Mr. Law. Mr. Law, by virtue of the relationship described above, may be deemed to beneficially own such 25,265,018 Class B ordinary shares.

(2)	represents (i) 25,749,188 Class B ordinary shares owned by Brothers Union International Limited, a BVI company wholly and beneficially owned by Mr. Li, and (ii) 5,003,980 Class A ordinary shares issuable upon the exercise of options within 60 days of the date of this prospectus granted to Mr. Li under our 2011 Share Incentive Plan.

(3)	represents 23,878,221 Class B ordinary shares owned by Clear Treasure Group Limited, a BVI company wholly owned by Mr. Fu, with the address of P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Mr. Fu, by virtue of his sole ownership of Clear Treasure Group Limited, may be deemed to beneficially own such 28,493,585 Class B ordinary shares.

(4)	represents 4,000,000 Class B ordinary shares owned by Wander Profits Holding Limited, a BVI company wholly owned by Mr. Zou, with the address of P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Mr. Zou, by virtue of his sole ownership of Wander Profits Holding Limited, may be deemed to beneficially own such 4,000,000 Class B ordinary shares.

(5)	represents 2,400,000 Class B ordinary shares owned by Ace Chance Global Limited, a BVI company wholly and beneficially owned by Mr. Pan, with the address of P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Mr. Pan, by virtue of his sole ownership of Ace Chance Global Limited, may be deemed to beneficially own such 2,400,000 Class B ordinary shares.

(6)	represents 29,008,836 Class B ordinary shares owned by Delite Limited, a BVI company with the address of P.O. Box 3321, Road Town, Tortola, British Virgin Islands. Delite Limited is wholly owned by Jackpot International Ltd, a Cayman Islands company which is wholly owned by The Jackpot Trust, a revocable discretionary trust established by Mr. Law with Mr. Law as settlor and Mr. Law and his family members as beneficiaries, which include Ms. Ping Yuan, wife of Mr. Law, Ms. Yuhan Law, daughter of Mr. Law, Mr. Lin Law, father of Mr. Law, and Ms. Ruihua Hu, mother of Mr. Law. The 29,008,836 Class B ordinary shares are held by Merrill Lynch Bank and Trust Company (Cayman) Limited as trustee of The Jackpot Trust.

(7)	represents 25,749,188 Class B ordinary shares owned by Brothers Union International Limited, a BVI company wholly and beneficially owned by our director, Qi Li. The address of Brothers Union International Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)	represents 25,265,018 Class B ordinary shares owned by Smart Mega Holding Limited, a BVI company with the address of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Smart Mega Holding Limited is wholly owned by Vibrant Jade Ltd., a Cayman Islands company which is wholly owned by The Vibrant Jade Trust, a revocable discretionary trust established by Ms. Ping Yuan, wife of Mr. Law, with Ms. Yuan as settlor and Mr. Law and Ms. Yuhan Law, daughter of Ms. Ping Yuan, as beneficiaries. The 25,265,018 Class B ordinary shares are held by Merrill Lynch Bank and Trust Company (Cayman) Limited as trustee of The Vibrant Jade Trust.

(9)	represents 14,574,840 Class B ordinary shares owned by HWL Partners Limited, a Cayman company wholly owned by Mohamad Fadzly Bin Tahir. The address of HWL Partners Limited is P.O. Box 847, GT Grand Cayman KY1-1103, Cayman Islands. Mr. Tahir by virtue of his sole ownership of HWL Partners Limited, may be deemed to beneficially own such 14,574,840 Class B ordinary shares.

(10)	represents 16,113,055 Class B ordinary shares owned by Vivoland Limited, a BVI Company wholly owned by Jingbo Wang. The address of Viroland Limited is Portcullis Trust Net Chambers. P.O. Box 3444, Road Town, Tortola, British Virgin Islands. Mr. Wang, by virtue of his sole ownership of Vivoland Limited, may be deemed to beneficially own such 16,113,055 Class B ordinary shares.

(11)

represents 25,000,000 Class B ordinary shares acquirable from Vivoland Limited and Brother Union Investment Limited upon the exercise of exchange options granted to Blue Ivy Investment Limited by Vivoland Limited. Pursuant to an exchangeable, note agreement, Vivoland Limited issued exchangeable notes to Blue Ivy Investment Limited in the aggregate principal amount of US$20 million. The exchangeable notes are exchangeable at the option of Blue Ivy Investment Limited, into the number of Class B ordinary shares owned by Vivoland Limited equivalent to the outstanding amount of the exchangeable notes divided by the applicable exchange price immediately upon the completion of this offering. The exchange price per Class B ordinary share shall be equal to 80% of the initial public offering price of our ADSs adjusted to reflect our ADS-to-ordinary share ratio. Based on the mid-point of the estimated range of the public offering price, the exchangeable notes can be exchanged into 25,000,000 Class B ordinary shares upon the completion of this offering. Blue Ivy Investment Limited is a company limited by shares incorporated under the laws of the British Virgin Islands. Blue Ivy Investment Limited has indicated to us that it is contemplating transferring ordinary shares acquired upon the exercise of exchange options to two third parties independent to Blue Ivy Investment Limited and to us for an aggregate consideration of

US$1 million and US$2 million, respectively, at a transfer price per share equals to the exchange price per share prior to the consummation of this offering. Vision Knight Capital (China) Fund I, L.P. owns a majority of the issued and outstanding shares of Blue Ivy Investment Limited. Vision Knight Capital General Partners Ltd., acting as the general partner of Vision Knight Capital (China) Fund I, L.P., has the power to direct Blue Ivy Investment Limited as to the voting and disposition of shares directly and indirectly held by Blue Ivy Investment Limited. Mr. Zhe Wei and Mr. Daming Zhu are the directors of Vision Knight Capital General Partners Ltd. and have the power to, through unanimous resolutions, direct Blue Ivy Investment Limited as to the voting and disposition of shares directly and indirectly held by Blue Ivy Investment Limited. Each of Mr. Zhe Wei and Mr. Daming Zhu disclaims beneficial ownership of any of the shares held by Blue Ivy Investment Limited except to the extent of his pecuniary interest therein. The registered office of Blue Ivy Investment Limited is at Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

(12)	represent (i) 25,000,000 Class B ordinary shares issuable upon automatic conversion of the convertible note upon the completion of this offering, (ii) 15,000,000 Class B ordinary shares to be sold to Sequoia Capital 2010 CGF Holdco., Ltd. upon the completion of this offering in the concurrent private placement to Sequoia Capital 2010 CGF Holdco., Ltd., and (iii) 6,250,000 Class B ordinary shares acquirable from an existing shareholder upon the exercise of exchange options granted by the existing shareholder to Sequoia Capital 2010 CGF Holdco., Ltd. pursuant to an exchangeable note agreement, the existing shareholder issued exchangeable notes to Sequoia Capital 2010 CGF Holdco., Ltd. in the aggregate principal amount of US$5,000,000. The exchangeable notes are exchangeable, at the option of Sequoia Capital 2010 CGF Holdco., Ltd., into the number of Class B ordinary shares owned by the existing shareholder equivalent to the outstanding amount of the exchangeable notes divided by the applicable exchange price immediately upon completion of this offering. The exchange price per Class B ordinary share shall be equal to 80% of the public offering price of our ADSs, adjusted to reflect our ADS-to-ordinary share ratio. Based on the mid-point of the estimated range of the public offering price, the exchangeable notes can be exchanged into 6,250,000 Class B ordinary shares upon completion of this offering. Sequoia Capital 2010 CGF Holdco., Ltd. is wholly owned by Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. (collectively “SCC 2010 Growth Funds”). The SCC 2010 Growth Funds’ general partner is SC China Growth 2010 Management, L.P. The general partner of SC China Growth 2010 Management, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Neil Nanpeng Shen has the power to direct Sequoia Capital 2010 CGF Holdco, Ltd. as to the voting and disposition of shares directly or indirectly held by Sequoia Capital 2010 CGF Holdco, Ltd. Mr. Shen disclaims beneficial ownership of the shares held by Sequoia Capital 2010 CGF Holdco, Ltd., except to the extent of his pecuniary interest therein. The registered address of Sequoia Capital 2010 CGF Holdco, Ltd. is Cricket Square, Hutchins Drive, PO box 2681, Grand Cayman, KY1-1111, Cayman Islands.

As of the date of this prospectus, we are not aware of any of our shareholders being a resident in the United States or affiliated with a registered broker-dealer or being in the business of underwriting securities.

We will issue Class A ordinary shares represented by our ADSs in this offering. Our existing shareholders will hold our Class B ordinary shares upon the closing of the offering and may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. See “Description of Share Capital” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

For details of our equity compensation plan, see “Management—Share Incentive Plan.”

History of Recent Security Issuances

The following is a summary of our securities issuances during the past three years.

Our current holding company, 500.com Limited, was incorporated in the Cayman Islands in April 2007 by Delite Limited, a BVI company owned by Man San Law. In September 2007, we issued 1,200,000 series A preferred shares to certain independent investors including Yuzhen Fu, Xianzhen Liu and Jinxia Chen. We also issued an aggregate of 1,513,768 series B preferred shares to entities including SIG China Investment One, Ltd., IDG-ACCEL China Growth Fund L.P., IDG-ACCEL China Growth Fund-A L.P. and IDG-ACCEL China Investors L.P., and issued 692,305 series B-1 preferred shares to TSE Holdings Limited in September 2007.

In February 2010, all series A preferred shares held by Yuzhen Fu, Xianzhen Liu and Jinxia Chen were transferred to Brothers Union Investment Holdings Limited, a Cayman Islands company owned at the time of the transfer by He Li and Xue Li who are brother and sister of Qi Li, and such transferred shares are converted to ordinary shares upon the transfer.

In March 2010, we redeemed all series B preferred shares and series B-1 preferred shares owned by SIG China Investment One, Ltd., IDG-ACCEL China Growth Fund L.P., IDG-ACCEL China Growth Fund-A L.P., IDG-ACCEL China Investors L.P., and TSE Holdings Limited, and cancelled the registrations of such shares. In

March 2010, we issued 607,285 Class B ordinary shares to Coherent Pioneer Enterprises Limited, 607,285 ordinary shares to Dai Fan, 262,761 ordinary shares to Brother Union Investment Holding Limited and 728,742 ordinary shares to HWL Partners Limited.

In April 2012, we redeemed 11,250,000, 6,000,000 and 2,000,000 Ordinary Shares from IDG, Delite Limited and Nanpeng Shen, respectively. In April 2012, we issued 9,250,000 and 8,000,000 ordinary shares to Dragon Global International Ltd. and WinWin Solution Enterprise Ltd., respectively.

On October 21, 2013, pursuant to a convertible note purchase agreement, we issued a convertible note due on June 30, 2014 in the aggregate principal amount of $20 million to Sequoia. The convertible note bears interest at 10% per annum, or 13% per annum upon an event of default, in both cases uncompounded and computed on the basis of the actual number of days elapsed. The convertible note will be automatically converted into our Class B ordinary shares upon completion of this offering. The conversion price per Class B ordinary share shall be equal to 80% of the public offering price of the ADSs adjusted to reflect our ADS-to-ordinary share ratio. Based on the mid-point of the estimated range of the public offering price, the convertible note will be automatically converted into 25,000,000 Class B ordinary shares upon the completion of this offering. In the event of automatic conversion triggered by this offering, the convertible note shall be deemed interest free between the date of issuance and the date of conversion.

The convertible note shall become due and payable immediately prior to the closing of a change in control. The change in control events include (i) sale, lease or other disposition of all or substantially all of our assets, (ii) the sale, exchange or offer of a majority of our outstanding share capital, (iii) a merger, consolidation, amalgamation, recapitalization, reclassification, reorganization or similar combination transactions involving us, such that holders of our share capital immediately prior to such transaction beneficially own less than a majority in voting power of our outstanding share capital, or the surviving or resulting corporation or acquirer, as the case may be, immediately following such transaction.

In the event of default, Sequoia may declare all outstanding payment obligations by us under the convertible note to be immediately due and payable.

The automatic conversion feature meets the definition of a derivative where the underlying is based on the occurrence or non-occurrence of this offering, and is bifurcated from the convertible note and accounted for in accordance with ASC 815, Derivatives and Hedging, and the change in fair value of the embedded derivative is recognized through the consolidated statement of comprehensive income.

Assuming that this offering occurs before December 31, 2013, in connection with the issuance and automatic conversion of the convertible note, we will recognize the amortization of the discount and issuance cost of the convertible note, change in the fair value of the embedded derivative in the aggregate amount of US$5.1 million through the consolidated statement of comprehensive income for the year and quarter ending December 31, 2013.

On October 22, 2013, we issued 660,000 and 2,000,000 ordinary shares to Delite Limited and Ace Chance Global Limited, respectively, at the purchase price of US$0.20 per share, upon receipt of the exercise notices from Mr. Man San Law and Mr. Zhengming Pan of their vested options granted to them under our 2011 share incentive plan.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Shareholders

Due to certain restrictions under PRC law on foreign ownership of businesses engaged in the Internet and lottery business, we conduct our operations in China principally through contractual arrangements among our wholly owned PRC subsidiary, E-Sun Sky Computer, our consolidated affiliated entities in China and their shareholders. For a description of these contractual arrangements, see “Our History and Corporate Structure.”

Related Party Loans and Other Payments

Historically, we extended loans to certain directors and entities controlled by certain directors, executive officers and a principal shareholder of our company. As of December 31, 2010 and 2011 and 2012 and September 30, 2013, the total outstanding balance due from these related parties was RMB78.8 million and RMB102.6 million, RMB188.2 million and RMB46.7 million (US$7.6 million), respectively, which were due on demand, interest free and uncollateralized. Such loans were repaid in full as of the date of this prospectus.

As of December 31, 2010, all loans previously extended by us to the following persons and entities were repaid in full: (i) a loan to our chief executive officer and chairman of our board of directors, Man San Law, with the largest amount outstanding of RMB19.8 million during the period from 2008 to 2010; (ii) a loan to Shenzhen Internet Xintiandi Information Technology Co., Ltd., an entity controlled by Man San Law, with the largest amount outstanding of RMB2.4 million during the period from 2008 to 2010; (iii) a loan to Shenzhen Caimeng Century Internet Technology Co., Ltd., an entity significantly influenced by Man San Law, with the largest amount outstanding of RMB10.0 million during the period from 2008 to 2010; (iv) a loan to Shenzhen Huayu Investment & Development (Group) Co., Ltd., an entity controlled by one of our directors, Jiepin Fu, with the largest amount outstanding of RMB11.1 million during the period from 2008 to 2010; (v) a loan to entities controlled by one of our shareholders, Ping Yuan, including Shenzhen Yimengtianxia Technology Co., Ltd., with the largest amount outstanding of RMB55.4 million during the period from 2008 to 2010, Shenzhen Tiannuo Technology Co., Ltd., with the largest amount outstanding of RMB2.1 million during the period from 2008 to 2010, and Shenzhen Jisu Dark Blue Digital Technology Co., Ltd., with the largest amount outstanding of RMB9.1 million since January 1, 2008; (vi) a loan to Shenzhen Zonghengsihai Sailing Match Management Co. Ltd., an entity significantly influenced by one of our directors, Jiepin Fu, with the largest amount outstanding of RMB57.8 million during the period from 2008 to 2010; (vii) a loan to Jiepin Fu, with the largest amount outstanding of RMB2.0 million during the period from 2008 to 2010; (viii) a loan to Shijie Zhang, a member of our senior management, with the largest amount outstanding of RMB720,000 during the period from 2008 to 2010; and (ix) a loan to Ying Zou, one of our shareholders, with the largest amount outstanding of RMB261,000 during the period from 2008 to 2010. All such loans were due on demand, interest free and uncollateralized.

We received a due on demand, interest free and uncollateralized loan from Shenzhen Yimengtianxia Technology Co., Ltd., an entity controlled by one of our shareholders, Ping Yuan, the aggregate balance of which was RMB200,000 as of December 31, 2009, with the largest amount outstanding of RMB3.7 million during the period from 2008 to 2010. We repaid the loan in full as of December 31, 2010.

We received a due on demand, interest free and uncollateralized loan from Shenzhen Cub Digital Co., Ltd., an entity controlled by our chief executive officer and chairman of our board of directors, Man San Law, the aggregate balance of which was RMB131,000 as of December 31, 2009, with the largest amount outstanding of RMB131,000 during the period from 2009 to 2011. We repaid the loan in full as of December 31, 2010.

We made a due on demand, interest free and uncollateralized loan to Shenzhen Bozhi Consulting Co., Ltd., an entity controlled by our chief executive officer and chairman of our board of directors, Man San Law, the aggregate balance of which was RMB45.7 million (US$7.5 million) as of September 30, 2013, with the largest amount outstanding of RMB192.6 million (US$31.4 million) during the period from 2009 to September 30, 2013. Such loan was repaid in full as of the date of this prospectus.

We made a due on demand, interest free and uncollateralized loan to Delite Limited, an entity controlled by our chief executive officer and chairman of our board of directors, Man San Law, the aggregate balance of which was RMB976,000 (US$159,477) as of September 30, 2013, with the largest amount outstanding of RMB976,000 (US$159,025) during the period from 2009 to September 30, 2013. Such loan was repaid in full as of the date of this prospectus.

We receive a due on demand, interest free and uncollateralized loan from Mr. Man San Law, the aggregate balance of which totaled RMB1.1 million as of December 31, 2010. We repaid the loan in full in March 2011.

We received a due on demand, interest free and uncollateralized loan from Delite Limited, the aggregate balance of which totaled RMB8.4 million (US$1.4 million) as of September 30, 2013.

We have settled all outstanding amounts of loans extended to and borrowed from related parties as of the date of this prospectus and we do not plan to enter into similar transactions with related parties after completion of this offering.

Employment Agreements

See “Management—Employment Agreements.”

Share Options

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital is  $50,000 consisting of (i) 955,878,540 ordinary shares of par value of US$0.00005 each, (ii) 30,275,360 Series B Preferred Shares of par value of US$0.00005 each and (iii) 13,846,100 Series B-1 Preferred Shares of par value US$0.00005 each. Our amended and restated memorandum and articles of association, which will become effective upon completion of this offering, provides for a dual-class share structure, with the 1,000,000,000 authorized ordinary shares divided into: (i) 700,000,000 Class A ordinary shares, par value US$0.00005 per share, and (ii) 300,000,000 Class B ordinary shares, par value US$0.00005 per share. As of the date of this prospectus, there are 231,428,220 ordinary shares issued and outstanding. Upon completion of this offering, we will have 57,860,000 Class A ordinary shares and 271,428,220 Class B ordinary shares issued and outstanding including (i) 25,000,000 Class B ordinary shares to be issued upon automatic conversion of the convertible note upon the completion of this public offering and (ii) 15,000,000 Class B ordinary shares to be issued and sold to Sequoia in the concurrent private placement. All of our ordinary shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

We have adopted an amended and restated memorandum and articles of association which will become effective upon completion of this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights with respect to the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of the American Depositary Shares.”

Ordinary Shares

General

Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our amended and restated memorandum and articles of association provide that the company shall only issue non-negotiable and not bearer of negotiable shares.

Register of Members

Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

(a)	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

(b)	the date on which the name of any person was entered on the register as a member; and

(c)	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members shall be immediately updated to reflect the issue of shares by us to

Deutsche Bank Trust Company Americas, as the depositary. Once our register of members has been updated, Deutsche Bank Trust Company Americas, as the depositary, shall be deemed to have legal title to the shares set against their name.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors.

Voting Rights

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote on a show of hands, and on a poll (i) every shareholder holding Class A ordinary shares present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid Class A ordinary share of which such shareholder is the holder and (ii) every shareholder holding Class B ordinary shares present in person or by proxy (or in the case of a shareholder being a corporation, by its duly appointed representative) shall have 10 votes for each fully paid Class B ordinary share of which such shareholder is the holder. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than three-fourths of votes attached to the ordinary shares cast in a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions contained in our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	the ordinary shares transferred are fully paid and free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

General Meetings and Shareholder Proposals. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the rules of the NYSE.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow our shareholders holding not less than one-third of our voting share capital to requisition a special meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who collectively hold no less than one-third of our voting share capital. Advance notice of at least 14 days is required for the convening of our annual general meeting and other shareholders’ meetings.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors or by a special resolution of our shareholders.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of three-fourths of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Additionally, on the requisition of shareholders holding not less than one-third of our voting share capital, the board shall convene an extraordinary general meeting. Advance notice of at least 14 days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Election and Removal of Directors

Unless otherwise determined by the Company in the general meeting, our articles provide that our board will consist of not less than two directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board, but so that the number of directors so appointed will not exceed any maximum number determined from time to time by the members in general meeting.

Our articles provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum are appointed by shareholders by a simple majority of the votes cast on the resolution.

A director may be removed with or without cause by a shareholder resolution which has been passed by at least a simple majority of the votes cast by the shareholders having a right to attend and vote at such meeting.

Proceedings of Board of Directors

Our articles provide that our business is to be managed and conducted by our board of directors. The quorum necessary for the board meeting may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our articles provide that the board may from time to time at its discretion exercise all powers of the Company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Companies Law, issue debentures, bonds and other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our directors the power to allow our shareholders to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our Memorandum of Association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law, we may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Issuance of Additional Ordinary Shares and Preferred Shares

•

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

•

Our amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

•

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Conversion Rights Attaching to the Shares

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible under any circumstances.

Difference Between Class A and Class B Ordinary Shares

The difference between the Class A ordinary shares and Class B ordinary shares are the special voting and conversion rights attached to the Class B ordinary shares as disclosed above.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount, if any, unpaid by the shareholder on the shares of the company, provided that the memorandum and articles of association contains a declaration that the liability of the member is so limited. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the NYSE Listing Rules in lieu of following home country practice after the closing of this offering. The NYSE Listing Rules require that every company listed on NYSE hold an annual general meeting of shareholders. In addition, our articles of association allow directors to call a special meeting of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

Generally legal proceedings can be originated in the Grand Court of the Cayman Islands. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge:

•	an act which is illegal or ultra vires;

•	an action which requires a resolution with a qualified or special majority which has not been obtained; and

•	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles allow our shareholders holding not less than one-third of our voting share capital to requisition a special meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our Memorandum and Articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our Memorandum and Articles provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the rules of the NYSE.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands and our memorandum and articles of association, our company may be dissolved, liquidated or wound up by special resolution, or by an ordinary resolution on the basis that our company is unable to pay its debt as they become due.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our directors are empowered to allow our shareholders to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find More Information.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of 10 Class A ordinary shares deposited with the office in Hong Kong of Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held in a segregated account. It will not invest the foreign currency and it will not be liable for any interest.

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Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole

U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

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Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice as described in the deposit agreement of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

In connection with this offering, we will deposit ordinary shares with the custodian for the issuance of ADSs to you by the depositary. Following the offering, the depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled “Underwriting—No Sales of Similar Securities.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us, as described in the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon more than 30 business days in advance of the meeting date.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

• Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

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Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

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Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

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are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

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disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

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disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such ordinary shares or ADSs in its records, and (e) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

Upon closing of this offering, we will have 5,786,000 ADSs outstanding representing approximately 17.6% of our ordinary shares. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs, and while our application has been made to list our ADSs on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-up Agreements

We, our directors, executive officers, Sequoia, our existing shareholders and option holders and holders of exchangeable notes which are exchangeable into our ordinary shares have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise for a period of 180 days after the date this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•

1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 3,272,882 shares immediately after this offering, or 3,379,672 shares if the underwriters exercise in full their option to purchase additional ADSs; and

•	the average weekly trading volume of our ADSs on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following is a discussion of the material Cayman Islands, People’s Republic of China and U.S. federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You are urged to consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from         .

People’s Republic of China Taxation

In the opinion of our PRC counsel, Han Kun Law Offices, the following are the material PRC tax consequences relevant to an investment in our ADSs and ordinary shares. We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends from our PRC subsidiary. The EIT Law and its Implementation Rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands do not have such a tax treaty with China. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%.

Under the EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

According to the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the State Administration of Taxation on April 22, 2009, or Circular 82, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors with voting rights or senior management frequently reside in the PRC. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by PRC individuals. We do not believe that any of 500wan.com Limited, Fine Brand Limited or 500wan HK Limited meets all of the conditions above. Though we conduct our business principally through contractual arrangements among our wholly owned PRC subsidiary and our consolidated affiliated entities in the PRC, and decisions relating to our financial and human resource matters are made by personnel of our wholly owned PRC subsidiary and our consolidated affiliated entities in the PRC, each of 500wan.com Limited, Fine Brand Limited or 500wan HK Limited is a company incorporated outside the PRC. As holding companies, these three entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders’ meetings, are located and maintained outside the PRC.

The Implementation Rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10.0%.

Moreover, non-resident individual investors may be required to pay PRC individual income tax at a rate of 20% on dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the PRC Individual Income Tax Law, or IIT Law, “non-resident individual” refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than one year. Pursuant to the IIT Law and its implementation rules, for purposes of the PRC capital gains tax, taxable income is the balance of the total income obtained from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered a PRC “resident enterprise” and the relevant competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within the PRC, such gains earned by non-resident individuals may also be subject to PRC withholding tax at a rate of 20%.

Under SAT Circular 698 issued by the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise in an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5%, or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the PRC competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective as of January 1, 2008. There is uncertainty as to the application of SAT Circular 698. SAT Circular 698 may be determined by the tax authorities to be applicable to our offshore restructuring transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. See “Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Pursuant to the EIT Law and the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises promulgated by SAT in January 2009, or the Measures, the entities which have the direct obligation to make the following payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise, and such payments include: income from equity investment (including dividends and other return on investment), interest, rents, royalties, and income from assignment of property as well as other income subject to enterprise income tax received by non-resident enterprises in China. Further, in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file a tax declaration with the competent PRC tax authority, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. In addition, pursuant to the IIT Law amended on June 30, 2011 and its Implementation Rules, the entities who are obligated to pay the income from interest, stock dividends and bonuses and income from transfer of property which may be treated as PRC source gain and as a result subject to PRC individual income tax, shall be the relevant tax withholders for the individual receiving the aforesaid income who has no domicile and does not stay in the territory of China or who has no domicile but has stayed in the territory of China for less than one year. The entities, as the tax withholders, shall deduct the tax from the payments to the non-resident enterprise or individual directly. In the event the non-resident enterprise or individual fails to file tax returns, submit the information on tax payment within a prescribed time limit, or pay the taxes as required by PRC laws, the tax authority may pursue the payment of the taxes unpaid or underpaid, or impose fines or penalties on such non-resident enterprise or the individual.

See “Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders,” and “Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Material United States Federal Income Tax Considerations

In the opinion of our United States counsel, Simpson Thacher & Bartlett LLP, the following are the material United States federal income tax consequences of the ownership of our ADSs and ordinary shares as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold ADSs or ordinary shares as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ADS or ordinary share that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provision of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds our ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you are urged to consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and, except as set forth below with respect to PRC tax considerations, does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ADSs or ordinary shares, you are urged to consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holders of ADSs and the issuer of securities underlying the ADSs may be taking actions (including the pre-release of ADSs) that are inconsistent with the claiming of foreign tax credits by United States Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced tax rate for dividends received by non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, dividends received from a qualified foreign corporation generally will be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. We have applied to list the ADSs on the NYSE. Provided that the listing is approved, United States Treasury Department guidance indicates that our ADSs will be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation. See “Taxation—People’s Republic of China Taxation.” Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are urged to consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “—Passive Foreign Investment Company” below.

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “Taxation—People’s Republic of China Taxation.” In that case, PRC withholding taxes on dividends will be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and will generally constitute passive category income. However, if you have held the ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of your ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

Based on our financial statements, and the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for 2013, and we do not expect to become one in the future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and our affiliated consolidated entities will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of our consolidated affiliated entities for United States federal income tax purposes, we would likely be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the projected market value of our equity, a decrease in the price of our ADSs may result in our becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly, we spend the cash raised in this offering. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election will be available to holders of ADSs if the ADSs are listed on the NYSE, which constitutes a qualified exchange, and are “regularly traded” for purposes of the mark-to-market election (for which no assurance can be given). It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the NYSE. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

A U.S. investor in a PFIC generally can mitigate the consequences of the rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

We expect to file annual reports on Form 20-F with the U.S. Securities and Exchange Commission in which we will update our expectations as to whether or not we anticipate being a PFIC for such year. We do not intend to make any other annual determination or to otherwise notify you regarding our status as a PFIC for any taxable year. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC “resident enterprise” for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other factual requirements specified in the Treaty. Because qualification for the benefits of the Treaty is a fact-intensive inquiry which depends upon the particular circumstances of each investor, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax generally would apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or, in the case of dividend payments, if you fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Under the Hiring Incentives to Restore Employment Act of 2010, individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. United States Holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of ADSs or ordinary shares.

UNDERWRITING

Deutsche Bank Securities Inc. is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ADSs set forth opposite its name below. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, NY 10005.

Underwriter	Number of ADSs
Deutsche Bank Securities Inc.
Piper Jaffray & Co.
Oppenheimer & Co. Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ordinary shares represented by the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of US$              per ADS. The underwriters may allow, and the dealers may reallow, a discount not in excess of US$              per ADS to other dealers. After the initial public offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per ADS	Without exercise of over-allotment option	With exercise of over-allotment option
Public offering price	US$	US$	US$
Underwriting discounts and commissions	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

Over-allotment Option

We have granted an option to the underwriters to purchase up to additional ADSs at the public offering price, less the underwriting discounts and commissions. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the public offering price, up to 5% of the ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

Concurrently with, and subject to, completion of this offering, Sequoia has agreed to purchase from us Class B ordinary shares, at a price per share equal to the public offering price of our ADSs, adjusted to reflect our ADS-to-ordinary share ratio, for the aggregate amount of US$15 million. Assuming an offering price of US$10.00 per ADS, the mid-point of the estimated range of the public offering price as set forth on the cover page of this prospectus, Sequoia would purchase 15,000,000 Class B ordinary shares. This investment is being made pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the Securities Act. Sequoia has agreed, subject to certain customary exceptions, not to, for a period of 180 days after the date of this prospectus, without the prior written consent of the representative on behalf of the underwriters, offer, sell, contract to sell, announce the intention to sell, issue, pledge, lend, grant or purchase any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of our ordinary shares acquired in its investment.

No Sales of Similar Securities

We, our executive officers and directors, our existing shareholders and option holders, Sequoia, and holders of exchangeable notes which are exchangeable into our Class B ordinary shares have agreed not to sell or transfer any ordinary shares, ADSs or securities convertible into, exchangeable for, exercisable for, or repayable with our ordinary shares or ADSs, for 180 days after the date of this prospectus without first obtaining the written consent of the representative on behalf of the underwriters. Specifically, we and these other persons have agreed, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares or ADSs;

•	sell any option or contract to purchase any ordinary shares or ADSs;

•	purchase any option or contract to sell any ordinary shares or ADSs;

•	grant any option, right or warrant for the sale of any ordinary shares or ADSs;

•	lend or otherwise dispose of or transfer any ordinary shares or ADSs;

•	request or demand that we file a registration statement related to our ordinary shares or ADSs; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares or ADSs whether any such swap or transaction is to be settled by delivery of ordinary shares or ADSs or other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of the ADSs to the underwriters;

•	the issuance of Class B ordinary shares to Sequoia by us in connection with the automatic conversion of the convertible note;

•	the issuance and sale of Class B ordinary shares to Sequoia by us in a private placement concurrently with completion of this offering;

•	the transfer of our ordinary shares by our existing shareholders upon the exchange of exchangeable notes outstanding on the date of and referred to in this prospectus;

•	the issuance by us of ordinary shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of and referred to in this prospectus; and

•	the issuance of Class A ordinary shares or the grant of options to purchase Class A ordinary shares under our 2011 share incentive plan.

This lock-up provision applies to our ordinary shares and ADSs and to securities convertible into or exchangeable or exercisable for or repayable with our ordinary shares and ADSs. It also applies to our ordinary shares and ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange

We expect the ADSs to be approved for listing on the NYSE, subject to notice of issuance, under the symbol “WBAI.”

Before this offering, there has been no public market for our ordinary shares or ADSs. The public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the public offering price.

The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representative may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts and commissions received by it because the representative has repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of ADSs

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representative may facilitate Internet distribution for this offering to certain of its Internet subscription customers. The representative may allocate a limited number of ADSs for sale to its online brokerage customers. An electronic prospectus may be made available on the Internet website maintained by the representative. Other than the prospectus in electronic format, the information on the website of the representative is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) a person associated with the company under section 708(12) of the Corporations Act; or

(iv) “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

(b) you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

The ADSs may only be offered, sold or distributed, directly or indirectly, in the provinces of Ontario and Quebec, Canada or to residents thereof and not in any other province or territory of Canada or to or for the benefit of any resident of any other province or territory of Canada. Such offers or sales will be made pursuant to an exemption from the requirement to file a prospectus with the regulatory authorities in the provinces of Ontario and Quebec, and will be made only through a dealer duly registered under the applicable securities laws of the province of Ontario or Quebec, as the case may be, or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands

This prospectus does not constitute an intention to offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The ADSs will not be offered, sold, directly or indirectly in the Cayman Islands.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of the ADSs will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the ADSs that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of ordinary shares may be made to the public in that Relevant Member State at any time:

(a)	to “qualified investors” as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) ,as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the ADSs shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive: (i) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (ii) where ADSs have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

(a) a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b) a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c) an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d) a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e) a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f) a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g) an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h) a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i) an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j) an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Supervisory Commission of Korea for public offering in Korea. Furthermore, our ADSs may not be resold to Korean residents unless the purchaser of our ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of our ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds”, its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

This document, as well as any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The ADSs will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the ADSs, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer.It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

United Arab Emirates

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom

No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. The underwriters: (i) have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) have complied with, and will comply with all applicable provisions of FSMA with respect to anything done by them in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$	19,320
NYSE listing fee	US$	125,000
Financial Industry Regulatory Authority filing fee	US$	21,500
Printing and engraving expenses	US$	450,000
Legal fees and expenses	US$	1,200,000
Accounting fees and expenses	US$	650,000
Miscellaneous	US$	2,000,000

Total	US$	4,465,820

These expenses will be borne by us.

LEGAL MATTERS

We are being represented by Simpson Thacher & Bartlett LLP with respect to legal matters of United States federal securities and New York State law. Certain legal matters of United States federal securities and New York State law in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by Commerce & Finance Law Offices. Simpson Thacher & Bartlett LLP may rely upon Maples and Calder with respect to matters governed by the laws of the Cayman Islands and upon Han Kun Law Offices with respect to matters governed by PRC law. Shearman & Sterling LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of 500.com Limited (formerly known as 500wan.com Limited and Fine Success Limited) as of December 31, 2011 and 2012, and for each year in the three-year period ended December 31, 2012, included in this prospectus, have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report appearing herein. The financial statements audited by Ernst & Young Hua Ming LLP have been included in reliance on their report given on their authority as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming LLP are located at 21st Floor, China Resource Building, No. 5001 Shennan Dong Road, Shenzhen, People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You may read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon closing of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s web site at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

500WAN.COM LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

500wan.com Limited:

We have audited the accompanying consolidated balance sheets of 500wan.com Limited (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity (deficit) for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of 500wan.com Limited at December 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

April 26, 2013

500WAN.COM LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

	Notes	As of December 31, 2011	As of December 31, 2012	As of December 31, 2012
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		63,930	31,555	5,156
Restricted cash		-	11,209	1,832
Short-term investments		4,000	-	-
Accounts receivable	4	35,482	22,937	3,748
Accounts receivable due from employees		6,013	225	37
Amounts due from related parties	15	102,626	188,242	30,758
Prepayments and other current assets	5	94,393	68,659	11,219
Deferred tax assets, current portion	11	2,079	6,994	1,143

Total current assets		308,523	329,821	53,893

Non-current assets:
Property and equipment, net	6	13,914	38,102	6,226
Intangible assets, net	7	1,741	2,229	364
Deposits	5	7,749	5,463	893
Deferred initial public offering expenses		4,349	1,496	244
Deferred tax assets, non-current	11	982	841	137
Other non-current assets		-	1,391	227

Total non-current assets		28,735	49,522	8,091

TOTAL ASSETS		337,258	379,343	61,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Dividends payable	12	104,526	194,526	31,785
Amount due to a related party	15	-	8,520	1,392
Accrued payroll and welfare payable (including accrued payroll and welfare payable of the consolidated VIEs without recourse to 500wan.com Limited of RMB9,003 and RMB7,038 (US$1,147) as of December 31, 2011 and 2012, respectively)		12,257	10,408	1,701
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to 500wan.com Limited of RMB63,464 and RMB60,239 (US$9,815) as of December 31, 2011 and 2012, respectively)	8	65,479	67,008	10,949
Income tax payable (including income tax payable of the consolidated VIEs without recourse to 500wan.com Limited of RMB175 and RMB1,554 (US$253) as of December 31, 2011 and 2012, respectively)	11	175	1,554	254

Total current liabilities		182,437	282,016	46,081

The accompanying notes are an integral part of the consolidated financial statements.

500WAN.COM LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

	Note	As of December 31, 2011	As of December 31, 2012	As of December 31, 2012
		RMB	RMB	US$
Non-current liabilities:
Deferred tax liabilities, non-current	11	76,877	88,796	14,509
Long-term payables (including long-term payable of the consolidated VIE without recourse to 500wan.com Limited of RMB3,595 and RMB11,151 (US$1,817) as of December 31, 2011 and 2012, respectively)		3,595	11,151	1,822

Total non-current liabilities		80,472	99,947	16,331

TOTAL LIABILITIES		262,909	381,963	62,412

Commitments and contingencies	16

Shareholders’ equity (deficit):
Ordinary shares (par value of US$0.00005 per share; Authorized: 931,878,540 as of December 31, 2011 and 2012; issued and outstanding: 230,768,220 shares and 228,768,220 shares as of December 31, 2011 and 2012, respectively)	18	84	84	14
Additional paid-in capital	18	247,051	255,781	41,794
Accumulated other comprehensive income	19	15,930	15,988	2,612
Accumulated deficit	10	(188,716)	(274,473)	(44,848)

Total shareholders’ equity (deficit)		74,349	(2,620)	(428)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		337,258	379,343	61,984

The accompanying notes are an integral part of the consolidated financial statements.

500WAN.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the years ended December 31,
	Notes	2010	2011	2012	2012
		RMB	RMB	RMB	US$
Net revenues		157,378	232,332	171,527	28,027

Operating expenses:
Cost of services		(22,052)	(24,425)	(18,476)	(3,019)
Sales and marketing		(14,252)	(52,471)	(45,794)	(7,483)
General and administrative		(34,255)	(101,996)	(57,784)	(9,442)
Service development expenses		(9,299)	(19,566)	(26,571)	(4,342)
Write-off of deferred initial public offering expenses		-	-	(6,404)	(1,046)

Total operating expenses		(79,858)	(198,458)	(155,029)	(25,332)
Other operating income		4,667	6,455	4,193	685
Government grant		-	1,778	2,242	366
Other operating expenses		(537)	(296)	(1,821)	(298)

Operating profit		81,650	41,811	21,112	3,448

Interest income		102	243	1,132	185

Income before income taxes		81,752	42,054	22,244	3,633
Income tax expenses	11	(43,463)	(28,497)	(18,001)	(2,940)

Net income		38,289	13,557	4,243	693

Other Comprehensive income (loss)
Foreign currency translation gain (loss)		70	(224)	58	9

Comprehensive income		38,359	13,333	4,301	702

Reconciliation of net income to net income attributable to ordinary shareholders:

Net income		38,289	13,557	4,243	693
Accretion of Series A contingently redeemable convertible preferred shares	9	(190)	-	-	-
Repurchase of Series B and B-1 contingently redeemable convertible preferred shares	9	24,392	-	-	-

Net income attributable to ordinary shareholders		62,491	13,557	4,243	693

Earnings per share:	17
Basic		0.27	0.06	0.02	-
Diluted		0.16	0.06	0.02	-

Pro-forma earnings per share (unaudited):	23
Basic		-	-	0.02	-
Diluted		-	-	0.02	-

Weighted average number of ordinary shares outstanding:	17
Basic		219,290,540	230,768,220	229,374,777	229,374,777
Diluted		233,492,680	237,243,569	233,678,481	233,678,481

Pro-forma weighted average number of ordinary shares outstanding (unaudited):	23
Basic		-	-	243,387,359	243,387,359
Diluted		-	-	247,691,063	247,691,063

The accompanying notes are an integral part of the consolidated financial statements.

500WAN.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flow from operating activities
Net income	38,289	13,557	4,243	693
Adjustments to reconcile net income to net cash provided in operating activities:
Depreciation of property and equipment	2,289	3,589	5,167	844
Amortization of intangible assets	70	231	353	58
Bad debt provision	100	-	-	-
Deferred tax expense	34,328	20,564	7,145	1,167
Share-based compensation	-	50,154	13,704	2,239
Losses on disposal of property and equipment	87	96	904	148
Write-off of deferred initial public offering expenses	-	-	6,404	1,046
Changes in operating assets and liabilities:
Accounts receivable	(6,400)	(16,104)	12,545	2,050
Accounts receivable due from employees	2,518	88	5,788	946
Prepayments and other current assets	(21,004)	(29,632)	25,662	4,193
Deposits	(1,758)	(886)	2,286	374
Amount due to a related party	723	(1,054)	-	-
Accrued payroll and welfare payable	2,250	2,555	(1,849)	(302)
Accrued expenses and other current liabilities	10,642	28,117	1,212	198
Income tax payable	107	(2,972)	1,379	225
Long-term payables	918	1,122	7,556	1,235

Net cash generated from operating activities	63,159	69,425	92,499	15,114

Cash flows from investing activities
Acquisition of property and equipment	(3,833)	(9,345)	(29,840)	(4,876)
Acquisition of intangible assets	(1,185)	(786)	(2,247)	(367)
Restricted cash	-	2,500	(11,209)	(1,832)
Short-term investments	-	(4,000)	4,000	654
Change in amounts due from related parties	5,175	(23,800)	(85,616)	(13,989)
Proceeds from disposal of property and equipment	5	97	43	7

Net cash generated from (used in) investing activities	162	(35,334)	(124,869)	(20,403)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	112,362	-	43,006	7,027
Repurchase of ordinary shares	-	-	(39,460)	(6,448)
Repayment of Series B Preferred Shares	(89,019)	-	-	-
Repayment of Series B-1 Preferred Shares	(23,224)	-	-	-
Payment of dividends	(55,375)	-	-	-
Payment for initial public offering expenses	(1,427)	(2,830)	(3,551)	(580)

Net cash used in financing activities	(56,683)	(2,830)	(5)	(1)

Net increase (decrease) in cash and cash equivalents	6,638	31,261	(32,375)	(5,290)
Cash and cash equivalents at beginning of the year	26,031	32,669	63,930	10,446

Cash and cash equivalents at end of the year	32,669	63,930	31,555	5,156

Supplemental disclosures of cash flow information:
Income tax paid	(8,080)	(10,152)	(1,920)	(314)
Interest received	102	243	1,132	185

Non-cash movements :
Issuance of ordinary shares upon conversion of Series A Preferred Shares	49,614	-	-	-
Payable to a related party from repurchase of ordinary shares	-	-	8,520	1,392

The accompanying notes are an integral part of the consolidated financial statements.

500WAN.COM LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”) except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity (deficit)
		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2009	162,646,760	61	34,944	16,084	(104,863)	(53,774)
Issuance of ordinary shares	68,121,460	23	161,953	-	-	161,976
Net income for the year	-	-	-	-	38,289	38,289
Other comprehensive income	-	-	-	70	-	70
Repurchase of preferred shares	-	-	-	-	24,392	24,392
Dividend declared	-	-	-	-	(159,901)	(159,901)
Accretion of preferred shares	-	-	-	-	(190)	(190)

Balance as of December 31, 2010	230,768,220	84	196,897	16,154	(202,273)	10,862

Net income for the year	-	-	-	-	13,557	13,557
Other comprehensive loss	-	-	-	(224)	-	(224)
Share-based compensation	-	-	50,154		-	50,154

Balance as of December 31, 2011	230,768,220	84	247,051	15,930	(188,716)	74,349

Net income for the year	-	-	-	-	4,243	4,243
Other comprehensive income	-	-	-	58	-	58
Repurchase and cancellation of ordinary shares	(19,250,000)	(5)	(47,975)	-	-	(47,980)
Issuance of ordinary shares	17,250,000	5	43,001	-	-	43,006
Share-based compensation	-	-	13,704	-	-	13,704
Dividend declared	-	-	-	-	(90,000)	(90,000)

Balance as of December 31, 2012	228,768,220	84	255,781	15,988	(274,473)	(2,620)

Balance as of December 31, 2012, in US$		14	41,794	2,612	(44,848)	(428)

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	ORGANIZATION

500wan.com Limited (the “Company”) was incorporated under laws of the Cayman Islands on April 20, 2007 under the name Fine Success Limited, which was changed to the current name on May 9, 2011.

As of December 31, 2012, the Company has three wholly owned subsidiaries in British Virgin Island, Hong Kong and the People’s Republic of China (“PRC”), and also consolidates three variable interest entities and a subsidiary of a VIE (collectively “VIEs”), details of which are as follows:

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	PRC	100%	Software Service

VIEs
Shenzhen E-Sun Network Co., Ltd. (“E-Sun Network”)	December 7, 1999	PRC	100%	Online Lottery Service
Shenzhen Youlanguang Science and Technology Co., Ltd. (“Youlanguang Technology”)	December 16, 2008	PRC	100%	Online Lottery Service
Shenzhen Guangtiandi Science and Technology Co., Ltd. (“Guangtiandi Technology”)	December 16, 2008	PRC	100%	Online Lottery Service

Subsidiary of E-Sun Network
Shenzhen E-Sun Sky Network Technology Co., Ltd. (“E-Sun Sky Network”)	May 22, 2006	PRC	100%	Online Lottery Service

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

The Group provides online lottery purchase services in the PRC. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations on its own but instead conducts its business operations through E-Sun Sky Computer and VIEs.

PRC laws and regulations prohibit or restrict foreign ownership of internet business. To comply with these foreign ownership restrictions, the Group operates its websites and provides online lottery purchase services in the PRC through VIEs. The Company has entered into exclusive business cooperation agreements, power of attorney, equity interest pledge agreements, exclusive option agreements, and supplementary agreements to the exclusive option agreements (previously named as exclusive technical consulting and service agreements, power

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	ORGANIZATION (continued)

of attorney, equity pledge agreements, equity interest disposal agreements, financial support agreements, business operation agreements and intellectual properties license agreements before June 1, 2011) (the “Contractual Arrangements”), with the VIEs through E-Sun Sky Computer, which obligate E-Sun Sky Computer to absorb a majority of the expected losses from the activities of the VIEs’ activities, and entitles E-Sun Sky Computer to receive a majority of residual returns from the VIEs. Through these aforementioned agreements, the Company maintains the ability to approve decisions made by the VIEs, and ability to acquire the equity interests in the VIEs when permitted by the PRC laws via E-Sun Sky Computer.

As a result of the Contractual Arrangements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) subtopic 810-10, Consolidation: Overall. Effective on January 1, 2010, the Company is required to continue to consolidate the VIEs as through E-Sun Sky Computer under the new guidance in ASU 2009-17 because the Company has determined that 1) E-Sun Sky Computer is most closely associated with the VIEs and the subsidiary of E-Sun Network among the members of the related party group who share the power to direct the activities of the VIEs that most significantly impact their economic performance, and 2) has the obligation to absorb losses or the right to receive benefits of the VIEs that could potentially be significant to the VIEs.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	ORGANIZATION (continued)

The carrying amounts of the assets, liabilities and the results of operations of the VIEs included in the Company’s consolidated balance sheets and statements of comprehensive income are as follows:

	As of December 31, 2011	As of December 31, 2012	As of December 31, 2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	38,461	16,392	2,678
Restricted cash	-	10,609	1,733
Short-term investments	4,000	-	-
Accounts receivable	17,439	13,531	2,211
Accounts receivable due from employees	6,013	225	37
Amounts due from related parties	201,650	169,273	27,659
Prepayments and other current assets	93,783	67,759	11,072
Deferred tax assets, current portion	2,079	6,498	1,062

Total current assets	363,425	284,287	46,452

Non-current assets:
Property and equipment, net	11,617	30,929	5,054
Intangible assets, net	1,597	1,338	219
Deposits	7,581	5,295	865
Deferred initial public offering expenses	2,163	250	41
Deferred tax assets, non-current	982	841	137

Total non-current assets	23,940	38,653	6,316

TOTAL ASSETS	387,365	322,940	52,768

LIABILITIES
Current liabilities:
Amounts due to related parties	118,214	46,322	7,569
Accrued payroll and welfare payable	9,003	7,038	1,150
Accrued expenses and other current liabilities	63,464	60,239	9,843
Income tax payable	175	1,554	254

Total current liabilities	190,856	115,153	18,816

Non-current liabilities:
Long-term payables	3,595	11,151	1,822

Total non-current liabilities	3,595	11,151	1,822

TOTAL LIABILITIES	194,451	126,304	20,638

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Net revenues	157,378	169,463	113,566	18,557
Net income	207,481	39,257	3,720	608

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	ORGANIZATION (continued)

There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of E-Sun Sky Computer, which is the primary beneficiary of the VIEs. In addition, the Company has not provided any financial support to its VIEs as of December 31, 2012.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, useful lives of property and equipment and intangible assets, realization of deferred tax assets, share-based compensation, Series A, B and B-1 Preferred Shares, and consolidation of variable interest entities. Actual results could materially differ from those estimates.

Changes in Presentation of Comparative Information

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and VIEs in which it has a controlling financial interest. The results of the subsidiaries are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the company demonstrates its ability to control the VIEs through its rights to all the residual benefits of the VIEs and its obligation to fund losses of the VIEs then the entity is consolidated. All significant intercompany balances and transactions among the Company, its subsidiaries and VIEs have been eliminated in consolidation.

Convenience translation

Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.1200 on September 30, 2013 in the city of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Foreign currency

The functional currency of the Company, BVI and 500wan HK is the United States dollars. E-Sun Sky Computer and VIEs determined their functional currencies to be the RMB, which is their respective local currency based on the criteria of ASC subtopic 830-10, Foreign Currency Matters: Overall. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency (continued)

and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity. The Company uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses resulting from foreign currency transactions are included in the consolidated statements of comprehensive income.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash represents amounts of cash held by a bank which were granted to the Company by various government authorities. The restricted cash can only be used for the purchase of specified fixed assets for certain approved projects.

Short-term investments

Short-term investments represent the investments that the Group has positive intent and ability to hold to maturity, which are classified as held-to-maturity securities and are stated at amortized cost. The Group evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance to ASC 320-10-35, Investments—Debt and Equity Securities: Overall—Subsequent Measurement. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to its fair value as a charge to the consolidated statements of comprehensive income. The short-term investment matured in February 2012.

Accounts receivable and allowance for doubtful accounts

Accounts receivables are carried at net realizable value. An allowance for doubtful accounts is recorded when collection of the amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers factors such as customer circumstances or age of the receivable. Accounts receivable are written off after all collection efforts have ceased. Collateral is not typically required, nor is interest charged on accounts receivable.

Accounts receivable due from employees

Under the current prize payout scheme of national and provincial lottery products, prizes can only be claimed by natural persons who present the winning lottery tickets at the time of collection. Accounts receivable due from employees represents cash from winning tickets deposited into certain employees’ personal bank accounts which will be transferred into the Group’s bank accounts prior to allocation to the winner’s accounts. The Company employs several measures to ensure that the employees’ personal bank accounts are under the Company’s control, for example, keeping a record of the account numbers, passwords, online login information and electronic banking keys of such personal accounts, and monitoring the account activities constantly.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual Value
Electronic and office equipment	3-5 years	5%
Motor vehicles	10 years	2-5%
Leasehold improvement	Shorter of lease term or the estimated useful lives of the assets	-

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

Intangible assets

Intangible assets represent computer software and purchased domain name. These intangible assets are amortized on a straight line basis over their estimated useful lives of the respective assets, which are set out as follows:

Category	Estimated Useful Life
Computer software	5 years
Purchased domain name	10 years

Impairment of long-lived assets

The Group evaluates its long-lived assets or asset group with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. No impairment charge for the long-lived assets was recognized for any of the years presented.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts receivable due from employees, amounts due from related parties and amount due to a related party. The carrying values of these financial instruments approximate their fair values due to their short-term maturities.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Group’s revenues are derived principally from online lottery purchase services. Revenue is recognized in accordance with ASC 605-10, Revenue Recognition: Overall, when all of the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the service has been rendered; (iii) the fees are fixed or determinable; and (iv) collectability is reasonably assured.

Online lottery purchase services

The Group earns service income for online lottery purchase services and revenues are generated from processing lottery purchase orders from end users (“Service Fee”). The Group receives purchase orders from end users through its websites and processes the orders with the lottery administration centers. Service Fee is received from the lottery administration centers based on the pre-determined service fee rate and the total amount of the processed orders. Pursuant to ASC 605-45, Principal Agent Considerations, the Group records Service Fee on a net basis because the Group is not the primary obligor in the arrangement, but acts as an agent in providing such purchase services.

Contingent service fee

The Group is entitled to receive additional Service Fee from lottery administration centers when the total amounts of purchase orders reach an agreed threshold (“Contingent Service Fee”). As the Group is the agent in providing lottery purchase services, any Contingent Service Fee received is recorded as net revenue when the agreed thresholds are reached. Once the Group reaches the agreed thresholds, the Contingent Service Fee is then fixed and not subject to any adjustments.

The Super VIP incentive

Certain qualified end users (“Super VIP”) are entitled to receive incentives from the Group based on actual purchase amount of each transaction. As the Group does not receive an additional service or benefit from the Super VIP other than service fee earned from lottery administration centers by the Group from the transaction, the incentives are recognized as a reduction of revenue at each year end in accordance with ASC 605-50, Customer Payments and Incentives.

Lottery pool purchase service

Lottery pools involve individual end users purchasing a share in a pooled lottery outcome or group of outcomes with other users. Through the lottery pool purchase service, an end user, an initiator, starts a lottery pool by specifying a range of parameters, such as the lottery portfolio, total purchase amount and payout ratio. The initiator is required to commit a minimum initial purchase amount when they initiate a pool, usually a certain percentage of the total purchase amount. Other end users then join the pool by agreeing to the parameters set by the initiator and committing on the purchase amount. When the total purchase amount as specified by the initiator is reached, the pooled lottery purchase order will be delivered in the manner specified by the initiator. When the actual purchase amount does not reach the total purchase amount as specified by the initiator but reaches a certain percentage of total purchase amount before the lottery pool purchase deadline, in order to complete the lottery pool transaction, the Group contributes the remaining outstanding purchase amount (i.e., residual amount of lottery pool). If the tickets win prizes from the lottery, the Group distributes the cash prizes to the end users based on the predetermined payout ratio, and the residual amount after distribution is retained by the Group.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Lottery pool purchase service (continued)

As the Group contributes the residual amount of lottery pool in order to earn Service Fee from the purchase made by the lottery pool and does not provide any service to the lottery administration centers, the residual amount of lottery pool contributed by the Group paid to the lottery administration centers is recognized as a reduction of revenue. As the Group’s principal activity is to provide lottery purchase services to end users, the residual amount of the lottery pool retained by the Group after distribution of the prizes are presented as “other operating income”, and recognized upon the announcement of lottery results.

Adoption of ASU 2009-13, Revenue Recognition (Topic 605).

The Company adopted ASU 2009-13, Revenue Recognition (Topic 605), from January 1, 2011. The adoption of ASU 2009-13 had no material effect on the financial statements in periods after the initial adoption.

Cost of services

Cost of services comprises employee costs, business tax and surcharges and other direct costs incurred in providing the purchase services. These costs are expensed as incurred.

Business tax and surcharges

Business tax and surcharges for the years ended December 31, 2010, 2011 and 2012 of RMB5,254, RMB7,639 and RMB5,485 (US$896) respectively, were recorded in cost of services in the consolidated statements of comprehensive income. The Group’s online lottery purchase services are subject to business taxes, surcharges and cultural development fees totaling approximately 3.37%-5.61% of revenues before deduction for incentives to certain registered users and residual amount payment to complete the lottery pool purchase.

Sales and marketing expenses

Commission to certain internet companies

The Group is responsible to pay certain internet companies a predetermined fixed percentage of the total purchase or deposit amount only if 1) public users enter the Group’s websites by redirection through these internet companies’ websites, and/or 2) public users have successfully purchased any lottery tickets or deposited certain amounts of cash into their accounts in the Group’s websites. The Group is responsible for providing services when such public users enter the Group’s websites to purchase lottery tickets. Neither service has been provided by these internet companies, nor have separate lottery service agreements been entered into between internet companies and public users. Since these internet companies are providing similar services as those services that have been provided by the Group’s internal sale personal/agent, any relevant costs to be paid by the Group is treated as sales and marketing expenses.

Advertising expenditure

Advertising costs are expensed as incurred and are included in “sales and marketing expenses” in the consolidated statement of comprehensive income. Advertising expenses were approximately RMB2,329, RMB20,848 and RMB12,143 (US$1,984) for years ended December 31, 2010, 2011 and 2012, respectively.

Sponsorship expenses

A significant amount of the Company’s sales and marketing expenses consist of payments under a sponsorship contract. Accounting for sponsorship payments is based upon specific contract provisions.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sales and marketing expenses (continued)

Sponsorship expenses (continued)

Generally, sponsorship payments are expensed on a straight-line basis over the term of the contract after giving recognition to periodic performance provisions of the contract. Prepayments made under the contract are included in prepayments based on the period to which the prepayments apply.

Awards granted to certain qualified end users

All new end users are entitled to receive bonus credits from the Group upon the initial registration of their user accounts and all existing users are entitled to receive bonus credits from the Group by depositing a specified amount of cash into their user accounts during a marketing promotion period. The end users can only apply the bonus credits received against future lottery product purchases processed by the Group. The bonus credits are recognized as sales and marketing expenses when the bonus credits are granted to the end users.

All new and existing end users are entitled to receive additional prize money for winning tickets from selected lotteries purchased through the Group during a marketing promotion period. The cost of the additional prize money is to be shared between the lottery administration centers and the Group at a predetermined percentage or funded entirely by the Group. As the Group does not receive an identifiable benefit in return for the consideration that is sufficiently separable from the lottery administration centers’ purchase of lottery processing services from the Group, the additional prize money provided to the lottery administration center, are recognized as a reduction of revenue at each period end in accordance with ASC 605-50, Customer Payments and Incentives.

Service development expenses

Service development expenses consist primarily of personnel-related expenses incurred for the development of, enhancement to, and maintenance of the Group’s websites that either (i) did not meet the ASC 350-50-25 capitalization criteria; or (ii) met the capitalization criteria but the capitalizable internal costs cannot be separated on a reasonably cost-effective basis between maintenance and relatively minor upgrades and enhancements. Service development expenses are recognized as expenses when incurred.

Leases

The Group leases certain office facilities under cancelable and non-cancelable operating leases, generally with an option to renew upon expiry of the lease term. In accordance with ASC 840, Leases, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the properties estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group had no capital lease for the years ended December 31, 2010, 2011 and 2012.

Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of comprehensive income in the period that includes the enactment date.

On January 1, 2007, the Group adopted ASC 740-10, Income taxes: Overall, (Pre-Codification: FIN48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No, 109), to account for uncertainties in income taxes. There was no cumulative effect of the adoption of ASC 740-10 to beginning retained earnings. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740-10 is classified in the consolidated statements of comprehensive income as income tax expense.

In accordance with the provisions of ASC 740-10, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to sustained upon examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit, determined on a cumulative probability basis, that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits which is included in the “long-term payables” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits or liability ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation

Share options granted to employees and directors

Share options granted to employees and the director are accounted for under ASC 718, Share-Based Payment. In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share options to employees and the director classified as equity awards, are recognized in the financial statements based on their grant date fair values. There were no liability awards granted during any of the periods stated herein. The Company recognizes compensation expenses using the straight-line method for share options granted with graded vesting based on service conditions.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation (continued)

Share options granted to employees and directors (continued)

expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

The compensation costs associated with a modification of the terms of the award (“modification award”) are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the modification award over the fair value of the original award at the modification date. Therefore, in relation to the modification award, the Company recognizes share-based compensation over the vesting periods of the new options, which comprises, (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (2) any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

Share options granted to non-employees

The Company records share-based compensation expense for awards granted to consultants in exchange for services at fair value in accordance with the provisions of ASC 505-50, Equity based payment to non-employees. As the share options granted to non-employees were fully vested on the grant date, the related compensation expense was fully recognized in the consolidated statement of comprehensive income on the grant date.

The Company, with the assistance of an independent valuation firm, determined the fair values of the share-based compensation options recognized in the consolidated financial statements. The binomial option pricing model is applied in determining the estimated fair value of the options granted to employees and non-employees.

Share split

On April 26, 2011, the Company effected a share split by which each of the Company’s ordinary share, par value US$0.001 per share, was split into 20 ordinary shares, par value US$0.00005 per share. All ordinary share and per share information before April 26, 2011 are adjusted retroactively for this share split for all periods presented in accordance with ASC 260-10-55-12, Earnings Per Share.

Deferred initial public offering expenses

Direct costs incurred by the Group attributable to its proposed initial public offering of ordinary shares in the United States have been deferred. Such costs, including legal and other professional fees, are recorded as deferred initial public offering expenses in the consolidated balance sheets and will be charged against the gross proceeds received from such offering. The Group expensed the previously deferred initial public offering

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred initial public offering expenses (continued)

expenses of RMB6,404 (US$1,046) associated with its prior registration statements on Form F-1 for the year ended December 31, 2012. The initial public offering was postponed for a period in excess of 90 days and as a result the Group deemed it to be an aborted offering in accordance with ASC 340-10-S99-1.

Earnings per share

Earnings per share are calculated in accordance with ASC 260, Earnings Per Share. Basic earnings per common share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participate securities based on their participating rights. The Group’s preferred shares are considered participating securities.

Diluted earnings per share is calculated by dividing net income attributable to holders of ordinary shares as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted-average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method.

Government grants

Government grants are recognized when there is reasonable assurance that the attached conditions will be complied with. When the grant relates to an expense item, it is recognized in the consolidated statements of comprehensive income as operating income over the period necessary to match the grant on a systematic basis to the related costs. Where the grant relates to an asset acquisition, it is recognized as a deferred government grant and recognized in the consolidated statements of comprehensive income as operating income in proportion to the depreciation of the related assets.

Recent accounting pronouncement

In February 2013, the Financial Accounting Standards Board (“FASB”) issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company does not expect the adoption of ASU 2013-2 will have a significant effect on its consolidated financial statements.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and accounts receivable. As of December 31, 2012, substantially all of the Group’s cash was deposited in financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from commission earned from lottery administration centers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its lottery administration centers and its ongoing monitoring of outstanding balances.

Concentration of suppliers

Approximately 90.7%, 90.3% and 98.3% of total net revenues were derived from service fees received from lottery purchased from three lottery administration centers for the years ended December 31, 2010, 2011 and 2012, respectively. The significance of the service fees received from the three lottery administration centers are as follows. The service fees received from the respective lottery administration centers represent net revenues recognized before the reduction of: (i) incentives paid to end users and (ii) the residual amount of lottery pool contributed by the Group.

	For the years ended December 31
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Lottery administration center A	90,620	133,809	111,533	18,224
Lottery administration center B	31,673	34,744	43,440	7,098
Lottery administration center C	20,397	41,339	13,653	2,231

Concentration of serviced lottery products

Approximately 88.1%, 88.0% and 88.0% of total net revenues was derived from five lottery products for the years ended December 31, 2010, 2011 and 2012, respectively.

Current vulnerability due to certain other concentrations

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 30 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

The Group transacts the majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31, 2011	As of December 31, 2012	As of December 31, 2012
	RMB	RMB	US$
Accounts receivable	35,482	22,937	3,748
Less: Allowance for doubtful accounts	-	-	-

Accounts receivable, net	35,482	22,937	3,748

5.	PREPAYMENTS, OTHER CURRENT ASSETS AND DEPOSITS

Prepayments and other current assets consist of the following:

	As of December 31, 2011	As of December 31, 2012	As of December 31, 2012
	RMB	RMB	US$
Prepayments	6,233	968	158
Deposits for future lottery ticket purchase	56,815	45,055	7,362
Receivables from third party payment service providers	11,812	5,997	980
Receivables from third parties	3,327	1,924	314
Receivables from lottery administration centers for winnings	12,302	5,960	974
Deferred sponsorship and advertising expenses	1,356	6,891	1,126
Others	2,548	1,864	305

	94,393	68,659	11,219

Deposits consist of the following:

	As of December 31, 2011	As of December 31, 2012	As of December 31, 2012
	RMB	RMB	US$
Deposits for lottery ticket equipments and office leases	7,749	5,463	893

Deposits for future lottery ticket purchase represent cash paid in advance by the Group to lottery administration centers for the purchase of lottery tickets.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31, 2011	As of December 31, 2012	As of December 31, 2012
	RMB	RMB	US$
Electronic and office equipment	12,506	18,962	3,098
Motor vehicles	3,862	4,772	780
Leasehold improvement	6,991	27,327	4,465

Property and equipment, cost	23,359	51,061	8,343
Less: Accumulated depreciation	(9,445)	(12,959)	(2,117)

Property and equipment, net	13,914	38,102	6,226

Depreciation expenses were approximately RMB2,289, RMB3,589 and RMB5,167 (US$844) for the years ended December 31, 2010, 2011 and 2012, respectively.

7.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of December 31, 2011	As of December 31, 2012	As of December 31, 2012
	RMB	RMB	US$
Cost:
Software	1,313	2,168	354
Domain name	758	658	108

	2,071	2,826	462

Accumulated amortization:
Software	(144)	(427)	(70)
Domain name	(186)	(170)	(28)

	(330)	(597)	(98)

Intangible assets, net	1,741	2,229	364

Amortization expenses were approximately RMB70, RMB231 and RMB353 (US$58) for the years ended December 31, 2010, 2011 and 2012, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

	RMB	US$
2013	353	58
2014	353	58
2015	353	58
2016	353	58
2017 and thereafter	817	132

	2,229	364

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2011	As of December 31, 2012	As of December 31, 2012
	RMB	RMB	US$
Advance from end users	44,146	30,505	4,984
Business tax and other taxes payable	2,618	5,396	882
Deferred government grant	2,800	14,702	2,402
Professional fee payable	2,800	4,823	788
Advertising and sponsorship payable	8,870	2,653	433
Others	4,245	8,929	1,460

	65,479	67,008	10,949

Advance from end users represents 1) payments received by the Group in advance from the end users prior to purchase of lottery tickets, and 2) prize distribution made by the Group to the winning end users’ registered account.

9.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES

Issuance of Series A, B and B-1 contingently redeemable convertible preferred shares

On September 29, 2007, the Company issued 1,200,000 Series A Preferred Shares with a conversion price of US$3.3130 to three shareholders of Delite Limited (“Series A Investors”) in exchange for Series A Investors’ 12% equity interest in Delite Limited, a investor of the Company.

On September 29, 2007, the Company issued 1,513,768 Series B Preferred Shares, and 692,305 Series B-1 Preferred Shares for an aggregate purchase price of US$14,293. The conversion price of Series B Preferred Shares and Series B-1 Preferred Shares are US$6.4739 and US$6.4901, respectively.

Conversion of Series A Preferred Shares

On February 2, 2010, the holders of Series A Preferred Shares converted all of the Series A Preferred Shares into ordinary shares.

Repurchase of Series B and B-1 Preferred Shares

On March 17, 2010, the Company repurchased all of Series B and B-1 Preferred Shares for an aggregate purchase price of US$16,437. These shares were immediately retired following the repurchase by the Company.

The key terms of Series A, B and B-1 Preferred Shares (collectively, the “Preferred Share”) are summarized as follows:

Voting rights

Each holder of the Preferred Shares is entitled to the number of votes equal to the number of ordinary shares into which such holder’s Preferred Shares could be converted at the record date for determination of the Company’s shareholders entitled to vote on such matters.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

9.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Shares are entitled to receive, prior to and in preference to any distribution of any other class or series of shares by reason of their ownership of such shares, the amount equal to the 100% of the original issue price plus an amount equal to all declared or accrued but unpaid dividends thereon (the “Preferred Shares Liquidation Preference”).

Dividends

No dividends (other than those payable solely in ordinary shares) shall be declared or paid on the ordinary shares or any future series of preference shares, unless and until a dividend in like amount is declared and paid on each outstanding Preferred Shares (on an as-if-converted basis) in the following order of priority: (i) first, to the holders of Series B and B-1 Preferred Shares on a pari passu basis; (ii) second, to the holders of Series A Preferred Shares.

Conversion rights

Each Preferred Share shall, at the option of the holder, be converted at any time into ordinary shares based on the then-effective applicable conversion price. The conversion price is initially the original issue price and subject to adjustment for dividends, share splits, combination, sales of shares under conversion price of Preferred Shares and future profits.

Each Preferred Share shall automatically be converted into ordinary shares based on the then-effective applicable conversion price upon (a) the closing of a qualified initial public offering, or (b) the date specified by written consent or agreement of the holders of at least 75% of all outstanding Preferred Shares, voting together as a single class as to its conversion.

Redemption

The Preferred Shares shall be redeemable at the option of holders of the Preferred Shares as provided herein:

Optional Redemption Date. At any time beginning on the earlier of (i) the date that is 5 years after the Original Series B Issue Date (September 29, 2007); (ii) the date on which another series of Shares is redeemable at the written request to the Company made by a holder of Series A Preferred Shares, Series B Preferred Shares or Series B-1 Preferred Shares, (iii) the date of the Redemption Trigger Event (as defined below), or (iv) the date agreed between the Company and 75% or more of holders of outstanding Preferred Shares, such holder may require that the Company redeem all of such holder of Series A, B and B-1 Preferred Shares in accordance with the following terms. The “Redemption Trigger Event” shall mean the failure of any group company to obtain one of the first three licenses for the online lottery business to be granted by the Ministry of Finance or any other applicable governmental authority in the People’s Republic of China upon the date such online lottery licenses are granted by the PRC Governmental Authorities.

Redemption Price. The redemption price for each Preferred Share requested to be redeemed shall be equal to the higher of (i) a price per share which is one hundred forty percent (140%) of the original issue price plus all declared or accrued but unpaid dividends thereon up until the date of redemption, proportionally adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions, or (ii) the fair market value of the Preferred Share.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

9.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)

Accounting for the preferred shares

The Preferred Shares are classified as mezzanine equity as these preferred shares can be redeemed at the option of the holders on or after an agreed upon date. Since it was probable upon issuance that Preferred Shares would be redeemed, each issuance of the Preferred Shares was recognized at its total proceeds net of direct and incremental costs at issuance date, except Series A Preferred Shares which are further discussed below.

On September 29, 2007, three shareholders of Delite Limited agreed to acquire 1,200,000 Series A contingently redeemable convertible preferred shares (“Series A Preferred Shares”) in exchange for 1,200,000 ordinary shares of the Company held through their 12% equity interest in Delite Limited. The Company adopted an accounting policy where any amendment to the terms of equity-classified instruments, or any issuance of new equity-classified instruments in exchange of existing equity-classified instruments with different terms, with the exception of ministerial changes, is accounted for as extinguishment of the existing instrument and a concurrent issuance of a new instrument. Therefore, on the date of exchange, the Company recognized the issuance of Series A Preferred Shares at fair value, and any difference between the carrying value of ordinary share and fair value of Series A Preferred Shares was recognized as income available to the shareholders.

The holders of the Preferred Shares have the ability to convert the shares into the Company’s ordinary shares. The conversion option did not require bifurcation because the feature is clearly and closely related to the host equity instrument. Additionally, the conversion option does not meet the net settlement criterion to be considered a derivative as the underlying ordinary shares are not publicly traded nor ready convertible into cash.

A beneficial conversion feature exists when the conversion price of Preferred Share is lower than the fair value of the ordinary shares at the commitment date. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the preferred shares as a contribution to additional paid-in capital. The resulting discount to the Preferred Shares is then accreted to the redemption value immediately. The Company determined the fair value of ordinary shares with the assistance of an independent third-party valuation firm. No beneficial conversion feature was recognized for the Preferred Shares as the fair value per ordinary share at each issuance date was less than the most favorable conversion price for each issuance.

The Company elected to recognize the changes in redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at each reporting period. The changes in redemption value were recorded as a reduction of income available to ordinary shareholders.

Upon the conversion of Series A Preferred Shares, the excess of carrying amount of the Series A Preferred Shares over the par value of ordinary shares issued upon conversion date was accounted for as an addition to additional paid-in capital.

Upon the repurchase of Series B and B-1 Preferred Shares, the excess of the carrying amount of the Series B and B-1 Preferred Shares over the repurchase price upon repurchase date was accounted for as an increase of income available to ordinary shareholders.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

9.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)

Accounting for the preferred shares (continued)

The movement of carrying value of the Preferred Shares is as follows:

	Series A Preferred Shares	Series B Preferred Shares	Series B-1 Preferred Shares	Total
	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	49,424	93,683	42,952	186,059
Accretion	190	-	-	190
Foreign currency translation adjustment	(8)	(27)	(12)	(47)
Conversion	(49,606)	-	-	(49,606)
Repurchase	-	(93,656)	(42,940)	(136,596)

Balance as of December 31, 2010	-	-	-	-

10.	ACCUMULATED DEFICIT

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiary.

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, Company’s PRC subsidiary, E-Sun Sky Computer, being a foreign-invested enterprise established in the PRC, is required to provide for certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. E-Sun Sky Computer is required to allocate at least 10% of its after-tax profits to the general reserve fund until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the E-Sun Sky Computer.

In accordance with the China Company Laws, the Company’s VIEs are PRC domestic companies (i.e. E-Sun Network, E-Sun Sky Network, Youlanguang Technology and Guangtiandi Technology), and they must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of each individual VIE.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

10.	ACCUMULATED DEFICIT (continued)

The general reserve fund and statutory surplus fund are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. The staff welfare and bonus fund and statutory public welfare fund are restricted to the capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they available for distribution except under liquidation.

	As of December 31, 2011	As of December 31, 2012	As of December 31, 2012
	RMB	RMB	US$
PRC statutory reserved funds	21,980	19,724	3,224
Unreserved accumulated deficit	(210,696)	(294,197)	(48,072)

	(188,716)	(274,473)	(44,848)

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiary and VIEs with respect to transferring certain of their net assets to the Company either in the form dividends, loans, or advances. Amounts restricted include paid-in capital, statutory reserve funds and retained earnings of the Company’s PRC subsidiary and VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling approximately RMB207,131 (US$33,845) as of December 31, 2012; therefore in accordance with Rules 504 and 4.08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2011 and 2012 and for each of the three years in the period ended December 31, 2012 are disclosed in note 22.

Furthermore, cash transfers from the Company’s PRC subsidiary to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiary and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

11.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, the subsidiary of BVI is not subject to tax on income or capital gains.

Hong Kong

Under the current laws, profits tax in Hong Kong is generally assessed at the rate of 16.5% of taxable income.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

11.	INCOME TAXES (continued)

China

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, Youlanguang Technology and Guangtiandi Technology are subject to the EIT rate of 25% for the three years ended December 31, 2012.

The EIT Law provides a transition period from its effective date for enterprises which were established before the promulgation date of the EIT Law and were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. According to the transitional rule, certain categories of enterprises, including the enterprises located in Shenzhen Special Economic Zone which previously enjoyed a preferential EIT rate of 15%, are eligible for a five-year transition period during which the EIT rate will be gradually increased to the uniform rate of 25%. Therefore, E-Sun Network is subject to the transitional EIT rate of 22%, 24% and 25% in 2010, 2011 and 2012, respectively.

E-Sun Sky Network, which is qualified as “Software Enterprise”, was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for succeeding three years commencing from the first profit-making year. 2006 was the first year of EIT exemption for E-Sun Sky Network. In addition, E-Sun Sky Network is subject to aforesaid transition rule. As a result, E-Sun Sky Network is subject to EIT at the rate of 11%, 24% and 25% in 2010, 2011 and 2012, respectively. In February 2011, E-Sun Sky Network obtained the certificate of “Key Software Enterprise” and therefore was granted a preferential income tax rate of 10% for the year ended December 31, 2010. In October 2011, E-Sun Sky Network obtained the certificate of “High-tech Enterprise” and was granted a preferential income tax rate of 15% for the three years commencing from 2011.

In March 2011, E-Sun Sky Computer obtained the certificate of “Software Enterprise”, and was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for succeeding three years commencing from the first profit-making year. 2011 was the first year of EIT exemption for E-Sun Sky Computer and E-Sun Sky Computer is subject to EIT at the rate of 25%, 0% and 0% in 2010, 2011 and 2012, respectively.

Income (loss) before income taxes consists of:

	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cayman Island	(301)	(667)	(2,842)	(464)
British Virgin Island	-	(3)	(22)	(4)
Hong Kong	-	-	(159)	(26)
PRC	82,053	42,724	25,267	4,127

	81,752	42,054	22,244	3,633

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

11.	INCOME TAXES (continued)

China (continued)

The current and deferred components of the income tax expense appearing in the consolidated statements of comprehensive income are as follows:

	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Current tax expense	(9,135)	(7,933)	(10,856)	(1,773)
Deferred tax expense	(34,328)	(20,564)	(7,145)	(1,167)

Income tax expense	(43,463)	(28,497)	(18,001)	(2,940)

The reconciliation of tax computed by applying the statutory income tax rate applicable to PRC operations to income tax expense is as follows:

	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Income before income taxes	81,752	42,054	22,244	3,633
Income tax computed at applicable tax rates (25%)	20,438	10,513	5,561	908
Effect of different tax rates in different jurisdictions	75	168	755	123
Non-deductible expenses	1,269	15,164	8,603	1,406
Additional taxable expenses	-	(1,935)	-	-
Effect of tax holiday	(9,637)	(11,783)	(8,449)	(1,381)
Effect of tax rate changes	(3,692)	(4,110)	(3,076)	(503)
Change in valuation allowance	170	(79)	1,621	265
Unrecognized tax benefits and related interest and penalties	(707)	305	544	89
Over-accrued EIT for previous years	-	(1,253)	-	-
Outside basis differences	35,563	21,482	11,919	1,948
Others	(16)	25	523	85

	43,463	28,497	18,001	2,940

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Balance at beginning of year	1,552	2,833	4,315	705
Increase relating to current year tax positions	2,455	2,738	7,464	1,220
Decrease relating to prior year tax positions	-	(1,253)	-	-
Decrease relating to expiration of applicable statute of limitations	(1,174)	(3)	(202)	(33)

Balance at end of year	2,833	4,315	11,577	1,892

At December 31, 2010, 2011 and 2012, there are RMB1,723, RMB1,150 and RMB6,024 (US$984) of unrecognized tax benefits that would affect the annual effective tax rate if recognized. The unrecognized tax benefits mainly related to non-deductible expenses. It is possible that the amount of unrecognized tax benefits will change in the next 12 months, pending factors such as changes in PRC tax law or administrative practices and precedents, or tax authority inquiries. An estimate of the change cannot be reasonably made.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

11.	INCOME TAXES (continued)

China (continued)

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in taxation expenses. During the years ended December 31, 2010, 2011 and 2012, the Company recognized approximately RMB147, RMB305 and RMB544 (US$89) in interest and penalties. The company had approximately RMB242, RMB547 and RMB1,091 (US$178) for the payment of interest and penalties accrued at December 31, 2010, 2011 and 2012, respectively. In general, the PRC tax authorities have up to three to five years to conduct examinations of the Company’s tax filings. As of December 31, 2012, the PRC subsidiaries’ 2010-2012 tax returns remain open to examination.

The aggregate amount and per share effect of tax holidays are as follows:

	2010	2011	2012	2012
	RMB	RMB	RMB	US$
The aggregate amount	9,637	11,783	8,449	1,381

The aggregate effect on basic and diluted earnings per share:
Basic	0.04	0.05	0.04	0.01

Diluted	0.04	0.05	0.04	0.01

The components of deferred taxes are as follows:

	2011	2012	2012
	RMB	RMB	US$
Deferred tax assets, current portion
Accrued payroll and welfare payable	1,664	1,917	313
Advertising expenditure deductible in future years	687	3,539	578
Deferred government grants	420	2,109	345
Others	-	-	-
Less: valuation allowance	(692)	(571)	(93)

Total deferred tax assets, current portion	2,079	6,994	1,143

Deferred tax assets, non-current portion
Net operating losses	1,748	3,349	547
Less: valuation allowance	(766)	(2,508)	(410)

Total deferred tax assets, non-current portion	982	841	137

Deferred tax liabilities, non-current portion
Outside basis differences	(76,877)	(88,796)	(14,509)

Total deferred tax liabilities, non-current portion	(76,877)	(88,796)	(14,509)

The Company records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

11.	INCOME TAXES (continued)

China (continued)

As of December 31, 2012, the Company had net operating losses (“NOLs”) of approximately RMB13,395 (US$2,189) from several of its VIEs, which can be carried forward to offset future net profit for income tax purposes. The NOLs as of December 31, 2012 will expire in years 2013 to 2017 if not utilized.

Deferred tax liabilities arising from undistributed earnings and share capital

The deferred tax expense relating to outside basis differences arises from (i) aggregate undistributed earnings and share capital of the VIEs that are available for distribution to E-Sun Sky Computer, a PRC tax resident company, and (ii) aggregate undistributed earnings of the foreign subsidiaries that are available for distribution to the Company. The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries are RMB150,642 and RMB175,402 (US$28,660), as of December 31, 2011 and 2012, respectively.

Before May 31, 2010, the aggregate undistributed earnings of the PRC subsidiaries that are available for distribution to the Company were considered to be indefinitely reinvested and accordingly, no provision has been made for income taxes that would be payable upon the distribution of those amounts to the Company. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

On May 31, 2010 and November 15, 2010, the Company’s management reassessed the adequacy of working capital and declared the distribution of dividends totaling RMB159,901,000 to all ordinary shareholders of the Company. As a result, the Company recorded deferred tax liabilities related to the aggregate undistributed earnings of the PRC subsidiaries that will be remitted to the Company for the dividends declared. The portion of undistributed earnings of the PRC subsidiaries exceeding the dividend distribution was considered to be indefinitely reinvested.

On December 6, 2012, the Company declared the distribution of dividends totaling RMB90,000 to all ordinary shareholders of the Company. Upon the declaration of this distribution of dividends, the Company’s management ceased indefinite reinvestment plan on the undistributed earnings of the PRC subsidiaries. As a result, the Company recorded a deferred tax liability related to the aggregate undistributed earnings of the PRC subsidiaries that are available for distribution to the Company.

12.	DIVIDENDS PAYABLE

For the years ended December 31, 2010 and 2012, the board of directors of the Company declared the distribution of dividends of RMB159,901 and RMB90,000 (US$14,706), respectively, to all ordinary shareholders of the Company. The remaining unpaid dividends of RMB194,526 (US$31,785) as of December 31, 2012 will be paid prior to the completion of the IPO.

13.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Employees of the Group in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.	EMPLOYEE DEFINED CONTRIBUTION PLAN (continued)

obligation for the benefits beyond the contributions made. Such employee benefits, which were expensed as incurred, amounted to approximately RMB2,957, RMB4,975 and RMB6,595 (US$1,078) for the years ended December 31, 2010, 2011 and 2012, respectively.

14.	SHARE-BASED PAYMENT

On March 28, 2011, the shareholders and board of directors of the Company approved the 2011 Share Incentive Plan (the “Plan”). The Plan provides for the grant of options, restricted shares and other share-based awards. These options were granted with exercise prices denominated in U.S. dollars, which is the functional currency of the Company. The board of directors has authorized under the Plan the issuance of up to 12% of the Company’s issued and outstanding ordinary shares from time to time, on an as-exercised and fully diluted basis, upon exercise of awards granted under the Plan. The maximum term of any issued share option is ten years from the grant date.

On April 8, 2011, the Company granted 13,864,000 share options to a director and employees with an exercise price of US$0.40 per share. For these awards, 5,506,600 options will be vested upon the first anniversary of the grant date, 5,225,800 options will be vested upon the second anniversary of the grant date, 1,565,800 options will be vested upon the third anniversary of the grant date, and 1,565,800 options will be vested upon the fourth anniversary of the grant date.

On April 8, 2011, the Company granted 5,003,980 share options to another director with an exercise price of US$0.40 per share, and all were vested on the grant date.

On April 8, 2011, the Company granted 12,600,000 share options to consultants with an exercise price of US$0.40 per share, and all were vested on the grant date.

A summary of share option activity and related information for the year ended December 31, 2012 is as follows:

Share options granted to employees and directors

	Number of option	Weighted average exercise price	Weighted average grant date fair value per share	Weighted average remaining contractual year	Aggregated intrinsic value
		US$	US$	(Years)	US$’000
Outstanding, January 1, 2012	18,819,980	0.40	0.35	9.27	9,034
Forfeited	(100,000)	0.40	0.38

Outstanding, December 31, 2012	18,719,980	0.25	0.35	8.27	6,300

Vested and expected to vest at December 31, 2012	18,337,300	0.25	0.35	8.27	6,151

Exercisable at December 31, 2012	10,473,580	0.30	0.34	8.27	3,084

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.	SHARE-BASED PAYMENT (continued)

Share options granted to consultants

	Number of option	Weighted average exercise price	Weighted average grant date fair value per share	Weighted average remaining contractual year	Aggregated intrinsic value
		US$	US$	(Years)	US$’000
Outstanding, January 1, 2012	12,600,000	0.40	0.31	9.27	6,048

Outstanding, December 31, 2012	12,600,000	0.40	0.31	8.27	2,394

Vested at December 31, 2012	12,600,000	0.40	0.31	8.27	2,394

Exercisable at December 31, 2012	12,600,000	0.40	0.31	8.27	2,394

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s common share as of December 31, 2012 and the exercise price.

As of December 31, 2012, there was RMB6,429 (US$1,050) of unvested share-based compensation costs related to equity awards granted to employees that is expected to be recognized over a weighted-average vesting period of 1.8 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

As the share options granted to a director and consultants were fully vested at the grant date, the related compensation expenses were fully recognized in the consolidated statement of comprehensive income at the grant date.

On June 8, 2012 (the “modification date”), the Company modified the exercise price of both vested and unvested 13,740,000 options that were previously granted to 88 employees, from US$0.4 to US$0.2. The modification was intended to provide additional incentives for these employees.

In accordance with ASC 718-20 Compensation—Stock Compensation, the effects of a modification resulted in incremental compensation cost of US$670, which was measured as the excess of the fair value of the modified award of US$3,460 over the fair value of the original award of US$2,790 at the modification date.

The total compensation cost measured at modification date was US$2,214, representing the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at the modification date of US$1,544 and the incremental compensation cost resulting from the modification of US$670.

The incremental compensation cost of US$178 for vested options was recognized immediately at the modification date, while the compensation cost of US$2,036 for unvested options is being amortized on a straight-line basis over the remaining vesting term of the original award.

The fair value of share options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.	SHARE-BASED PAYMENT (continued)

assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on market yield of U.S. Treasury Bond in effect at the time of grant. The assumptions used to estimate the fair value of the share options granted are as follows:

	For the year ended December 31
	2011	2012
Expected volatility	50.34%	50.11%
Risk-free interest rate	3.69%	1.34%
Dividend yield	0.00%	0.00%
Forfeiture rate	0.00%	0.00%
Suboptimal early exercise factor	2	2

The total fair value of the vested equity awards granted to a director and consultants during the year ended December 31, 2011 was RMB9,970 and RMB25,104 (US$4,102), respectively. No equity awards granted to the employees were vested during the year ended December 31, 2011. The total fair value of the vested equity awards granted to the employees during the year ended December 31, 2012 was RMB12,437 (US$2,032).

Total share-based compensation expenses relating to options granted to employees, the director and consultants for the years ended December 31, 2011 and 2012 are included in:

	For the year ended December 31, 2012
	Employees	Directors	Consultants	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of services	222	-	-	222	36
Sales and marketing	780	-	-	780	127
General and administrative	10,892	-	-	10,892	1,780
Service development expenses	1,810	-	-	1,810	296

	13,704	-	-	13,704	2,239

	For the year ended December 31, 2011
	Employees	Directors	Consultants	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of services	206	-	-	206	34
Sales and marketing	749	-	-	749	122
General and administrative	12,290	9,970	25,104	47,364	7,739
Service development expenses	1,835	-	-	1,835	300

	15,080	9,970	25,104	50,154	8,195

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

15.	RELATED PARTY TRANSACTIONS

(a)	Related parties

Name of related parties	Relationship with the Group
Shenzhen Bozhi Consulting Co.,Ltd.	Entity controlled by the Chairman and Chief Executive Officer of the Company *
Delite Limited	Shareholder of the Company

*	Man San Law

(b)	The Group had the following related party balances as of December 31, 2011 and 2012:

	As of December 31, 2011	As of December 31, 2012	As of December 31, 2012

	RMB	RMB	US$
Amounts due from related parties:
Shenzhen Bozhi Consulting Co. Ltd.	101,650	187,266	30,599
Delite Limited	976	976	159

	102,626	188,242	30,758

Amount due to a related party:
Delite Limited	-	8,520	1,392

	-	8,520	1,392

All balances with related parties as of December 31, 2011 and 2012 were unsecured, non-interest bearing and repayable on demand.

The balances with Delite Limited and Shenzhen Bozhi Consulting Co. Ltd. as of December 31, 2012 will be settled prior to the completion of the IPO.

The Company does not plan to enter into any unsecured and non-interest bearing loan transactions upon effectiveness of the IPO.

16.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases of office rent consist of the following as of December 31, 2012:

	RMB	US$
2013	3,273	535
2014	2,918	477
2015	2,918	477
2016	2,918	477
2017 and thereafter	2,584	422

	14,611	2,388

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	COMMITMENTS AND CONTINGENCIES (continued)

Operating lease commitments (continued)

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Company’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties. For the years ended December 31, 2010, 2011 and 2012, total rental expenses for all operating leases amounted to approximately RMB1,577, RMB3,480 and RMB4,435 (US$725), respectively.

Income taxes

As of December 31, 2011 and 2012, the Group has recognized approximately RMB3,595 and RMB11,151 (US$1,822), respectively, as an accrual for unrecognized tax benefits, including related interest and penalties. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2011, and 2012, the Group classified the accrual of RMB3,595 and RMB11,151 (US$1,822), respectively, as a non-current liability.

Variable interest entity structure

In the opinion of management, (i) the ownership structure of the Company and its VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with VIEs are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with VIEs is remote based on current facts and circumstances.

Contractual Arrangements among E-Sun Sky Computer and the VIEs

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. The Company could face material and adverse tax consequences if the PRC tax authorities were to determine that the Contractual Arrangements among E-Sun Sky Computer and the respective VIEs were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose interest on late payments on E-Sun Sky Computer and the respective VIEs for the adjusted but unpaid taxes. In the opinion of management, the likelihood of such an upward adjustment on taxation and related interest is remote based on current facts and circumstances.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	COMMITMENTS AND CONTINGENCIES (continued)

Commitment on sponsorship

Future payments under sponsorship contracts consist of the following as of December 31, 2012:

	RMB	US$
2013	2,400	392

	2,400	392

Payments for sponsorships are expensed on a straight-line basis over the beneficial periods. For the year ended December 31, 2012, total sponsorship expenses amounted to approximately RMB8,400 (US$1,373).

17.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented is calculated as follows:

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Numerator:
Net income	38,289	13,557	4,243	693
Less: Accretion of Series A Preferred Shares	(190)	-	-	-
Add: Repurchase of Series B and B-1 Preferred Shares	24,392	-	-	-

Undistributed earnings	62,491	13,557	4,243	693
Undistributed earnings allocated to participating preferred shares	(3,801)	-	-	-

Income allocated to ordinary shares for computing earnings per share
Basic	58,690	13,557	4,243	693

Diluted	38,289	13,557	4,243	693

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	219,290,540	230,768,220	229,374,777	229,374,777
Conversion of convertible preferred shares (Series A, B, B-1) to ordinary shares	14,202,140	-	-	-
Share options	-	6,475,349	4,303,704	4,303,704

Weighted average number of ordinary shares outstanding used in calculating diluted earnings per share	233,492,680	237,243,569	233,678,481	233,678,481

Earnings per share:
Basic	0.27	0.06	0.02	-

Diluted	0.16	0.06	0.02	-

Since each preferred share has the same participating right as each ordinary share, the allocation of undistributed earnings was based on the proportionate number of ordinary shares and preferred shares outstanding.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	ORDINARY SHARES

In April 2012, the Company repurchased (and subsequently cancelled) 19,250,000 ordinary shares at a par value of US$0.00005 from certain shareholders for an aggregate consideration of US$7,596, the excess of par value over the repurchase price was debited to additional paid-in capital in accordance with ASC 505-30 Equity: Treasury Stock. The Company concurrently issued 17,250,000 ordinary shares with an aggregate consideration of US$6,807 to certain independent third parties. The newly issued ordinary shares of the Company were fully paid, and the difference between the par value and the issue price was credited to additional paid-in capital for the year ended December 31, 2012.

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the balance of the component of accumulated other comprehensive income for the years ended December 31, 2011 and 2012 are as follows:

	Foreign currency translation
	RMB	US$
Balance as of December 31, 2010	16,154	2,640
Other comprehensive loss	(224)	(37)

Balance as of December 31, 2011	15,930	2,603
Other comprehensive income	58	9

Balance as of December 31, 2012	15,988	2,612

20.	SEGMENT REPORTING

In accordance with ASC 280-10 Segment Reporting: Overall, the Group’s chief operating decision maker has been identified as the chief executive officer, who makes resource allocation decisions and assesses performance based on the Group’s consolidated results. As a result, the Group has only one reportable segment.

Geographic disclosures

As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

21.	SUBSEQUENT EVENTS

Subsequent events were evaluated through to April 26, 2013, the date the financial statements were issued.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiary E-Sun Sky Computer and VIEs are restricted in their ability to transfer certain of its net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid up capital, retained earnings and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB207,131 (US$33,845) as of December 31, 2012. The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31, 2011	As of December 31, 2012	As of December 31, 2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	649	3,500	572
Amounts due from related parties	6,436	6,609	1,080

Total current assets	7,085	10,109	1,652

Non-current assets:
Investment in subsidiaries and VIEs	178,906	207,239	33,863
Property and equipment, net	705	620	101
Deferred initial public offering expenses	2,186	1,243	203

Total non-current assets	181,797	209,102	34,167

TOTAL ASSETS	188,882	219,211	35,819

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed balance sheets (continued)

	As of December 31, 2011	As of December 31, 2012	As of December 31, 2012
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	-	1,245	204
Dividends payable	104,526	194,526	31,785
Amounts due to related parties	-	8,520	1,392

Total current liabilities	104,526	204,291	33,381

Non-current liabilities:
Deferred tax liabilities, non-current	10,007	17,540	2,866

Total non-current liabilities	10,007	17,540	2,866

TOTAL LIABILITIES	114,533	221,831	36,247

Shareholders’ equity (deficit):
Ordinary shares (par value of US$0.00005 per share; Authorized: 931,878,540 as of December 31, 2011 and 2012; issued and outstanding: 230,768,220 shares and 228,768,220 shares as of December 31, 2011 and 2012, respectively)	84	84	14
Additional paid-in capital	247,051	255,781	41,794
Accumulated other comprehensive income	15,930	15,988	2,612
Accumulated deficit	(188,716)	(274,473)	(44,848)

Total shareholder’s equity (deficit)	74,349	(2,620)	(428)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	188,882	219,211	35,819

Condensed statements of comprehensive income

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Net Revenues	-	-	-	-
Operating expenses:
General and administrative	(118)	(659)	(608)	(99)
Write-off of deferred initial public offering expenses	-	-	(2,230)	(365)

Total operating expenses	(118)	(659)	(2,838)	(464)
Other operating expenses	(183)	(8)	(4)	(1)

Operating loss	(301)	(667)	(2,842)	(465)
Equity in profits of subsidiaries and VIEs	46,213	16,608	14,618	2,389

Income before income taxes	45,912	15,941	11,776	1,924
Income tax expenses	(7,623)	(2,384)	(7,533)	(1,231)

Net income	38,289	13,557	4,243	693

Other comprehensive income (loss)
Foreign currency translation gain (loss)	70	(224)	58	9

Comprehensive income	38,359	13,333	4,301	702

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of cash flows

	2011	2012	2012
	RMB	RMB	US$
Net cash generated from (used in) operating activities	(1,880)	38	6
Net cash generated from (used in) investing activities	(689)	511	83
Net cash generated from (used in) financing activities	(1,596)	2,302	377

Net increase (decrease) in cash and cash equivalents	(4,165)	2,851	466
Cash and cash equivalents at beginning of the year	4,814	649	106

Cash and cash equivalents at end of the year	649	3,500	572

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries.

The parent company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10, Investments-Equity Method and Joint Ventures: Overall. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and their respective profit or loss as “Equity in profits of subsidiaries and VIEs” on the condensed statements of comprehensive income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary is reduced to zero unless the parent company has guaranteed obligations of the subsidiary or is otherwise committed to provide further financial support. If the subsidiary subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

500WAN.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

23.	PRO-FORMA EARNINGS PER SHARE FOR DISTRIBUTION OF DIVIDENDS (UNAUDITED)

On December 6, 2012, the Company declared a distribution of dividends. The unaudited pro-forma earnings per share (basic and diluted) for the year ended December 31, 2012 after giving effect the issuance of 14,012,582 Class A ordinary shares on January 1, 2012 at the midpoint of the estimated range of the public offering price of US$1.00 per share to pay RMB85.8 million dividend declared in excess of net income of RMB4.2 million for the year ended December 31, 2012 are calculated as follows:

	For the year ended
	December 31, 2012	December 31, 2012
	RMB	US$
	(unaudited)	(unaudited)
Numerator:
Net income attributable to ordinary shareholders for computing earnings per share – basic and diluted	4,243	693

Denominator:
Weighted average ordinary shares outstanding used in calculating basic earnings per share	229,374,777	229,374,777
Pro-forma effect of dividends	14,012,582	14,012,582

Pro-forma weighted average ordinary shares outstanding used in calculating basic earnings per share
Share options	4,303,704	4,303,704

Pro-forma weighted average ordinary shares outstanding used in calculating diluted earnings per share	247,691,063	247,691,063

Pro-forma earnings per share:
Basic	0.02	-

Diluted	0.02	-

500WAN.COM LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

		As of
	Notes	December 31, 2012*	September 30, 2013	September 30, 2013
		RMB	RMB	US$
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents		31,555	49,296	8,055
Restricted cash		11,209	155,897	25,473
Accounts receivable	2	22,937	49,658	8,114
Accounts receivable due from employees		225	41	7
Amounts due from related parties	10	188,242	46,721	7,634
Prepayments and other current assets	3	68,659	97,987	16,011
Deferred tax assets, current portion		6,994	17,625	2,880

Total current assets		329,821	417,225	68,174

Non-current assets:
Property and equipment, net	4	38,102	35,941	5,873
Intangible assets, net	5	2,229	2,003	327
Deposits	3	5,463	5,949	972
Deferred initial public offering expenses		1,496	1,475	241
Deferred tax assets, non-current		841	841	137
Other non-current assets		1,391	1,629	266

Total non-current assets		49,522	47,838	7,816

TOTAL ASSETS		379,343	465,063	75,990

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans (including short-term loans of the consolidated VIEs without recourse to 500wan.com Limited of nil and RMB14,982 (US$2,448) as of December 31, 2012 and September 30, 2013, respectively)	11	-	146,621	23,958
Dividends payable		194,526	94,526	15,445
Amounts due to a related party	10	8,520	8,373	1,368
Accrued payroll and welfare payable (including accrued payroll and welfare payable of the consolidated VIEs without recourse to 500wan.com Limited of RMB7,038 and RMB2,817 (US$460) as of December 31, 2012 September 30, 2013, respectively)		10,408	2,817	460
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to 500wan.com Limited of RMB60,239 and RMB71,405 (US$11,669) as of December 31, 2012 and September 30, 2013, respectively)	6	67,008	73,663	12,036
Income tax payable (including income tax payable of the consolidated VIEs without recourse to 500wan.com Limited of RMB1,554 and RMB10,516 (US$1,718) as of December 31, 2012 and September 30, 2013, respectively)		1,554	12,163	1,988

Total current liabilities		282,016	338,163	55,255

*	Amounts for the year ended December 31, 2012 were derived from the December 31, 2012 audited consolidated financial statements.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

500WAN.COM LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

		As of
	Notes	December 31, 2012*	September 30, 2013	September 30, 2013
		RMB	RMB	US$
			(unaudited)	(unaudited)
Non-current liabilities:
Deferred tax liabilities, non-current		88,796	93,897	15,343
Long-term payables (including long-term payable of the consolidated VIE without recourse to 500wan.com Limited of RMB11,151 and RMB10,708 (US$1,750) as of December 31, 2012 and September 30, 2013, respectively)		11,151	10,708	1,750

Total non-current liabilities		99,947	104,605	17,093

TOTAL LIABILITIES		381,963	442,768	72,348

Commitments and contingencies	12

Shareholders’ Equity:
Ordinary shares (par value of US$0.00005 per share; authorized: 931,878,540 shares as of December 31, 2012 and September 30, 2013, respectively; issued and outstanding: 228,768,220 shares as of December 31, 2012 and September 30, 2013, respectively)		84	84	14
Additional paid-in capital		255,781	258,802	42,288
Accumulated other comprehensive income		15,988	17,284	2,824
Accumulated deficit		(274,473)	(253,875)	(41,484)

Total shareholders’ equity (deficit)		(2,620)	22,295	3,642

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		379,343	465,063	75,990

*	Amounts for the year ended December 31, 2012 were derived from the December 31, 2012 audited consolidated financial statements.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

500WAN.COM LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the nine months ended
	Notes	September 30, 2012	September 30, 2013	September 30, 2013
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
Net revenues		130,736	163,411	26,701

Operating expenses:
Cost of services		(13,922)	(19,564)	(3,197)
Sales and marketing		(36,322)	(61,201)	(10,000)
General and administrative		(39,899)	(46,517)	(7,601)
Service development expenses		(17,673)	(18,924)	(3,092)
Write-off of deferred initial public offering expenses		(6,404)	-	-

Total operating expenses		(114,220)	(146,206)	(23,890)

Other operating income		4,139	11,371	1,858
Government grant		2,203	139	23
Other operating expenses		(1,582)	(2,647)	(433)

Operating profit		21,276	26,068	4,259

Interest income		813	251	41
Interest expense		-	(430)	(70)

Income before income tax		22,089	25,889	4,230
Income tax expenses	7	(11,631)	(5,291)	(865)

Net income		10,458	20,598	3,365

Other comprehensive income, net of tax
Foreign currency translation gain		6	1,296	212

Comprehensive income		10,464	21,894	3,577

Earnings per share:	13
Basic		0.05	0.09	0.01
Diluted		0.04	0.08	0.01

Pro-forma earnings per share:	16
Basic		-	0.08	0.01
Diluted		-	0.08	0.01

Weighted average number of ordinary shares outstanding:	13
Basic		229,578,439	228,768,220	228,768,220
Diluted		234,226,252	246,304,916	246,304,916

Pro-forma weighted average number of ordinary shares outstanding:	16
Basic		-	242,780,802	242,780,802
Diluted		-	260,317,498	260,317,498

500WAN.COM LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the nine months ended
	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities
Net income	10,458	20,598	3,365
Adjustments to reconcile net income to net cash generated from (used in) operating activities:
Depreciation of property and equipment	3,210	5,857	957
Amortization of intangible assets	232	460	75
Deferred tax expense (benefit)	2,919	(5,530)	(903)
Share-based compensation	11,000	3,021	494
Losses on disposal of property and equipment	1,298	489	80
Write-off of deferred initial public offering expenses	6,404	-	-
Changes in operating assets and liabilities:
Accounts receivable	22,678	(26,721)	(4,366)
Accounts receivable due from employees	5,926	184	30
Prepayments and other current assets	27,833	(28,011)	(4,577)
Deposits	2,174	(486)	(79)
Amounts due to a related party	-	(147)	(24)
Accrued payroll and welfare payable	(8,952)	(7,591)	(1,240)
Accrued expenses and other current liabilities	(9,008)	8,149	1,330
Income tax payable	5,560	10,609	1,733
Long-term payables	1,258	(443)	(72)

Net cash generated from (used in) operating activities	82,990	(19,562)	(3,197)

Cash flows from investing activities
Acquisition of property and equipment	(18,737)	(5,917)	(967)
Acquisition of intangible assets	(115)	(234)	(38)
Restricted cash	(10,995)	(144,688)	(23,642)
Short-term investments	4,000	-	-
Change in amounts due from related parties	(87,793)	141,521	23,125
Proceeds from disposal of property and equipment	43	-	-

Net cash used in investing activities	(113,597)	(9,318)	(1,522)

Cash flows from financing activities
Proceeds from short-term loans	-	149,805	24,478
Repayment of short-term loans	-	(3,184)	(520)
Proceeds from issuance of ordinary shares	43,006	-	-
Repurchase of ordinary shares	(39,351)	-	-
Payment for initial public offering expenses	(2,055)	-	-
Payment of dividends	-	(100,000)	(16,340)

Net cash generated from financing activities	1,600	46,621	7,618

Net increase (decrease) in cash and cash equivalents	(29,007)	17,741	2,899
Cash and cash equivalents at beginning of the period	63,930	31,555	5,156

Cash and cash equivalents at end of the period	34,923	49,296	8,055

500WAN.COM LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and variable interest entities (“VIEs”). The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”. These unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Group’s audited consolidated financial statements for the year ended December 31, 2012.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the nine months ended September 30, 2013 are not necessarily indicative of results to be expected for any other interim period or the full year of 2013 due in part to the seasonality of the Group’s business. The expenditures on sports lotteries are affected by the seasonality of sports events. The consolidated balance sheet as of December 31, 2012 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements and related notes for the year ended December 31, 2012.

To comply with PRC laws and regulations, which prohibit or restrict foreign ownership of internet businesses, the Group operates its websites and provides online lottery purchase services in the PRC through VIEs. The Company has entered into exclusive business cooperation agreements, power of attorney, equity interest pledge agreements, exclusive option agreements, financial support agreements and supplementary agreements to the exclusive option agreements (previously named as exclusive technical consulting and service agreements, power of attorney, equity pledge agreements, equity interest disposal agreements, financial support agreements, business operation agreements and intellectual properties license before June 1, 2011) (the “Contractual Arrangements”), with the VIEs through E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”), which obligate E-Sun Sky Computer to absorb a majority of the expected losses from the activities of the VIEs’ activities, and entitles E-Sun Sky Computer to receive a majority of residual returns from the VIEs. Through these aforementioned agreements, the Company maintains the ability to approve decisions made by the VIEs, and ability to acquire the equity interests in the VIEs when permitted by the PRC laws via E-Sun Sky Computer.

As a result of the Contractual Arrangements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) subtopic 810-10, Consolidation: Overall. Effective on January 1, 2010, the Company is required to continue to consolidate the VIEs through E-Sun Sky Computer under the new guidance in ASU 2009-17 because the Company has determined that 1) E-Sun Sky Computer is most closely associated with the VIEs and the subsidiary of Shenzhen E-Sun Network Co., Ltd. (“E-Sun Network”) among the members of the related party group who share the power to direct the activities of the VIEs that most significantly impact their economic performance, and 2) has the obligation to absorb losses or the right to receive benefits of the VIEs that could potentially be significant to the VIEs.

500WAN.COM LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of presentation (continued)

The carrying amounts of the assets, liabilities and the results of operations of the VIEs included in the Company’s unaudited interim condensed consolidated balance sheets and statements of comprehensive income are as follows:

	December 31, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$
		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	16,392	14,650	2,394
Restricted cash	10,609	16,390	2,678
Accounts receivable	13,531	42,719	6,980
Accounts receivable due from employees	225	41	7
Amounts due from related parties	169,273	126,768	20,714
Prepayments and other current assets	67,759	96,839	15,825
Deferred tax assets, current portion	6,498	17,129	2,799

Total current assets	284,287	314,536	51,397

Non-current assets:
Property and equipment, net	30,929	28,590	4,672
Intangible assets, net	1,338	1,191	195
Deposits	5,295	5,781	945
Deferred initial public offering expenses	250	250	41
Deferred tax assets, non-current	841	841	137
Other non-current assets	-	238	38

Total non-current assets	38,653	36,891	6,028

TOTAL ASSETS	322,940	351,427	57,425

LIABILITIES
Current liabilities:
Short-term loans	-	14,982	2,448
Amounts due to a related party	46,322	40,705	6,651
Accrued payroll and welfare payable	7,038	2,817	460
Accrued expenses and other current liabilities	60,239	71,405	11,669
Income tax payable	1,554	10,516	1,718

Total current liabilities	115,153	140,425	22,946

Non-current liabilities:
Long-term payables	11,151	10,708	1,750

Total non-current liabilities	11,151	10,708	1,750

TOTAL LIABILITIES	126,304	151,133	24,696

500WAN.COM LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of presentation (continued)

	For the nine months ended
	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Net revenues	84,846	111,567	18,230
Net income	6,980	3,417	558

There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of E-Sun Sky Computer, which is the primary beneficiary of the VIEs. In addition, the Company has not provided any financial support to its VIEs as of September 30, 2013.

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, useful lives of property and equipment and intangible assets, realization of deferred tax assets, share-based compensation and consolidation of VIEs. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and VIEs in which it has a controlling financial interest. The results of the subsidiaries are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the company demonstrates its ability to control the VIEs through its rights to all the residual benefits of the VIEs and its obligation to fund losses of the VIEs then the entity is consolidated. All significant intercompany balances and transactions among the Company, its subsidiaries and VIEs have been eliminated in consolidation.

Convenience translation

Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.1200 on September 30, 2013 in the city of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

500WAN.COM LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, accounts receivable due from employees, amounts due from related parties, other current assets, short-term loans, amounts due to a related party and other current liabilities. The carrying values of these financial instruments approximate their fair values due to their short-term maturities.

Restricted cash

Restricted cash represents amounts of cash held by a bank which (i) were granted by the government and designated only for the purchase of fixed assets for certain approved projects, (ii) were drawn from short-term loans and designated only for marketing activities, and (iii) were pledged to the financial institutions as collateral for the Company’s bank loan (note 11).

Advertising

The Company expenses the production costs of advertising upon the first time the advertising takes place. The cost of television airtime is expensed according to when the airtime is used. For the nine months ended September 30, 2012 and 2013, advertising expense was nil and RMB9,002 (US$1,471), respectively.

Service development expenses

Service development expenses consist primarily of personnel-related expenses incurred for the development of, enhancement to, and maintenance of the Group’s websites that either (i) did not meet the ASC 350-50-25 capitalization criteria; or (ii) met the capitalization criteria but the capitalizable internal costs cannot be separated on a reasonably cost-effective basis between maintenance and relatively minor upgrades and enhancements. Service development expenses are recognized as expenses when incurred.

Share-based compensation

Share options granted to employees and directors

Share options granted to employees and the director are accounted for under ASC 718, Share-Based Payment. In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share options to employees and the director classified as equity awards, are recognized in the financial statements based on their grant date fair values. There were no liability awards granted during any of the periods stated herein. The Company recognizes compensation expenses using the straight-line method for share options granted with graded vesting based on service conditions.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

500WAN.COM LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation (continued)

Share options granted to employees and directors (continued)

The compensation costs associated with a modification of the terms of the award (“modification award”) are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the modification award over the fair value of the original award at the modification date. Therefore, in relation to the modification award, the Company recognizes share-based compensation over the vesting periods of the new options, which comprises, (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (2) any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

Share options granted to non-employees

The Company records share-based compensation expense for awards granted to consultants in exchange for services at fair value in accordance with the provisions of ASC 505-50, Equity based payment to non-employees. As the share options granted to non-employees were fully vested on the grant date, the related compensation expense was fully recognized in the consolidated statement of comprehensive income on the grant date.

The Company, with the assistance of an independent valuation firm, determined the fair values of the share-based compensation options recognized in the consolidated financial statements. The binomial option pricing model is applied in determining the estimated fair value of the options granted to employees and non-employees.

Recently issued accounting standards

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740) (“ASU 2013-11”) to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. This ASU requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The modifications to ASC Topic 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. The Company will adopt ASU 2013-11 on January 1, 2014. Starting from January 1, 2014, the Company will present unrecognized tax benefit or a portion of an unrecognized tax benefit as deduction of deferred tax assets if applicable.

500WAN.COM LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31, 2012	As of September 30, 2013	As of September 30, 2013
	RMB	RMB	US$
		(unaudited)	(unaudited)
Accounts receivable	22,937	49,658	8,114
Less: Allowance for doubtful accounts	-	-	-

Accounts receivable, net	22,937	49,658	8,114

3.	PREPAYMENTS, OTHER CURRENT ASSETS AND DEPOSITS

Prepayments and other current assets consist of the following:

	As of December 31, 2012	As of September 30, 2013	As of September 30, 2013
	RMB	RMB	US$
		(unaudited)	(unaudited)
Prepayments	968	455	74
Deposits for future lottery ticket purchase	45,055	61,895	10,114
Receivables from third party payment service providers	5,997	10,914	1,783
Receivables from third parties	1,924	363	59
Receivables from lottery administration centers for winnings	5,960	10,344	1,690
Deferred sponsorship and advertising expenses	6,891	8,038	1,313
Others	1,864	5,978	978

	68,659	97,987	16,011

Deposits consist of the following:

	As of December 31, 2012	As of September 30, 2013	As of September 30, 2012
	RMB	RMB	US$
		(unaudited)	(unaudited)
Deposits for lottery ticket equipments and office leases	5,463	5,949	972

Deposits for future lottery ticket purchase represent cash paid in advance by the Group to lottery administration centers for the purchase of lottery tickets.

500WAN.COM LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31, 2012	As of September 30, 2013	As of September 30, 2012
	RMB	RMB	US$
		(unaudited)	(unaudited)
Electronic and office equipment	18,962	21,659	3,539
Motor vehicles	4,772	4,566	746
Leasehold improvement	27,327	25,469	4,162

Property and equipment, cost	51,061	51,694	8,447
Less: Accumulated depreciation	(12,959)	(15,753)	(2,574)

Property and equipment, net	38,102	35,941	5,873

Depreciation expenses were approximately RMB3,210 and RMB5,857 (US$957) for the nine months ended September 30, 2012 and 2013, respectively.

5.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of December 31, 2012	As of September 30, 2013	As of September 30, 2013
	RMB	RMB	US$
		(unaudited)	(unaudited)
Cost:
Software	2,168	2,402	392
Domain name	658	658	108

	2,826	3,060	500

Accumulated amortization:
Software	(427)	(838)	(137)
Domain name	(170)	(219)	(36)

	(597)	(1,057)	(173)

Intangible assets, net	2,229	2,003	327

Amortization expenses were approximately RMB232 and RMB460 (US$75) for the nine months ended September 30, 2012 and 2013, respectively.

500WAN.COM LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2012	As of September 30, 2013	As of September 30, 2012
	RMB	RMB	US$
		(unaudited)	(unaudited)
Advance from end users	30,505	38,812	6,342
Business tax and other taxes payable	5,396	3,459	565
Deferred government grant	14,702	20,163	3,295
Professional fee payable	4,823	1,260	206
Advertising and sponsorship payable	2,653	2,400	392
Others	8,929	7,569	1,236

	67,008	73,663	12,036

Advance from end users represents 1) payments received by the Group in advance from the end users prior to purchase of lottery tickets, and 2) prize distribution made by the Group to the winning end users’ registered account.

7.	INCOME TAXES

Tax expense

For the nine months ended September 30, 2012 and 2013, the Group recognized income tax expenses of RMB11,631 and RMB5,291 (US$865), respectively. The decrease in the income tax expense in the nine months ended September 30, 2013 is mainly due to the change of income tax rate of Shenzhen E-Sun Sky Network Technology Co., Ltd. (“E-sun Sky Network”) from 15% to 10% for 2011 and 2012. In April 2013, E-sun Sky Network was qualified as the “national key software enterprise” and was entitled to a preferential income tax rate of 10% for the years ended December 31, 2011 and 2012. The effect of the change in tax rate of RMB6,366 (US$1,040) was recognized as a discrete event in the current period accordingly.

Unrecognized tax positions

It is possible that the amount of unrecognized tax benefits will change in the next 12 months, pending factors such as changes in PRC tax law or administrative practices and precedents, or tax authority inquiries. An estimate of the change cannot be reasonably made.

8.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Employees of the Group in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. Such employee benefits, which were expensed as incurred, amounted to approximately RMB4,891 and RMB6,470 (US$1,057) for the nine months ended September 30, 2012 and 2013, respectively.

500WAN.COM LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

9.	SHARE-BASED PAYMENT

On March 28, 2011, the shareholders and board of directors of the Company approved the 2011 Share Incentive Plan (the “Plan”). The Plan provides for the grant of options, restricted shares and other share-based awards. These options were granted with exercise prices denominated in U.S. dollars, which is the functional currency of the Company. The board of directors has authorized under the Plan the issuance of up to 12% of the Company’s issued and outstanding ordinary shares from time to time, on an as-exercised and fully diluted basis, upon exercise of awards granted under the Plan. The maximum term of any issued share option is ten years from the grant date.

On June 8, 2012 (the “modification date”), the Company modified the exercise price of both vested and unvested 13,740,000 options that were previously granted to 88 employees, from US$0.4 to US$0.2. The modification was intended to provide additional incentives for these employees.

In accordance with ASC 718-20 Compensation—Stock Compensation, the effects of a modification resulted in incremental compensation cost of US$670, which was measured as the excess of the fair value of the modified award of US$3,460 over the fair value of the original award of US$2,790 at the modification date.

The total compensation cost measured at modification date was US$2,214, representing the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at the modification date of US$1,544 and the incremental compensation cost resulting from the modification of US$670.

The incremental compensation cost of US$178 for vested options was recognized immediately at the modification date, while the compensation cost of US$2,036 for unvested options is being amortized on a straight-line basis over the remaining vesting term of the original award.

As of September 30, 2013, there was RMB3,294 (US$538) of unrecognized share-based compensation costs related to equity awards granted to employees that is expected to be recognized over a weighted-average vesting period of 1.50 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

As the share options granted to a director and consultants were fully vested at the grant date, the related compensation expenses were fully recognized in the consolidated statement of comprehensive income at the grant date.

The total fair value of the vested equity awards granted to the employees during the nine months ended September 30, 2012 and 2013 were RMB12,612 and RMB11,581 (US$1,892), respectively.

500WAN.COM LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

9.	SHARE-BASED PAYMENT (continued)

Total share-based compensation expenses relating to options granted to employees for the nine months ended September 30, 2012 and 2013 are included in:

	For the nine months ended
	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Cost of services	175	74	12
Sales and marketing	616	256	42
General and administrative	8,772	2,114	346
Service development expenses	1,437	577	94

	11,000	3,021	494

10.	RELATED PARTY TRANSACTIONS

(a)	Related parties

Name of related parties	Relationship with the Group
Shenzhen Bozhi Consulting Co., Ltd.	Entity controlled by the Chairman and Chief Executive Officer of the Company *
Delite Limited	Shareholder of the Company

*	Man San Law

(b)	The Group had the following related party balances at the end of the following periods:

	As of December 31, 2012	As of September 30, 2013	As of September 30, 2013
	RMB	RMB	US$
		(unaudited)	(unaudited)
Amounts due from related parties:
Shenzhen Bozhi Consulting Co., Ltd.	187,266	45,745	7,475
Delite Limited	976	976	159

	188,242	46,721	7,634

Amounts due to a related party:
Delite Limited	8,520	8,373	1,368

	8,520	8,373	1,368

All balances with related parties as of December 31, 2012 and September 30, 2013 were unsecured, non-interest bearing and repayable on demand.

The balances with Shenzhen Bozhi Consulting Co., Ltd. as of September 30, 2013 was settled in October 2013.

The Company does not plan to enter into any unsecured and non-interest bearing loan transactions upon effectiveness of the IPO.

500WAN.COM LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

11.	SHORT-TERM LOANS

On March 29 and June 28, 2013, the Company entered into short-term loan arrangements for an aggregate amount of RMB18,166 (US$2,960) with a financial institution in the PRC, for working capital purposes. The loans have a fixed interest rate of 7.32% per annum and a maturity term of twelve months. The loans are guaranteed by E-sun Sky Computer, Mr. Man San Law and Ms. Ping Yuan (i.e. shareholder). As of September 30, 2013, the amount of RMB3,184 (US$520) has been repaid in cash.

In September 2013, the Company entered into a US dollar denominated short-term loan arrangement for an amount of RMB131,639 (US$21,510) with a financial institution in France for general corporate purposes. The short-term loan is secured by HK dollar denominated banks deposits of RMB139,446 (US$22,785) placed with a financial institution in the PRC. These pledged deposits are classified as restricted cash on the interim consolidated balance sheet as of September 30, 2013. The short-term loan bears an interest rate of London InterBank Offered Rate (“LIBOR”) plus 1.9% and is due within 6 months. The loan proceeds were used to pay a dividend to the respective shareholders.

12.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases of office rent consist of the following as of September 30, 2013:

	RMB	US$
	(unaudited)	(unaudited)
2013	907	148
2014	2,989	488
2015	2,918	477
2016	2,918	477
2017 and thereafter	2,584	422

	12,316	2,012

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Company’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties.

Income taxes

As of September 30, 2013, the Group has recognized approximately RMB10,708 (US$1,750) as an accrual for unrecognized tax positions and related interest and penalties. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of September 30, 2013, the Group classified the RMB10,708 (US$1,750) accrual as a non-current liability.

500WAN.COM LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

12.	COMMITMENTS AND CONTINGENCIES (continued)

Variable interest entity structure

In the opinion of management, (i) the ownership structure of the Company and its VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with VIEs are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with VIEs is remote based on current facts and circumstances.

Contractual Arrangements among E-Sun Sky Computer and the VIEs

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. The Company could face material and adverse tax consequences if the PRC tax authorities were to determine that the Contractual Arrangements among E-Sun Sky Computer and the respective VIEs were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose interest on late payments on E-Sun Sky Computer and the respective VIEs for the adjusted but unpaid taxes. In the opinion of management, the likelihood of such an upward adjustment on taxation and related interest is remote based on current facts and circumstances.

Commitment on sponsorship

Future payments under sponsorship contracts consist of the following as of September 30, 2013:

	RMB	US$
	(unaudited)	(unaudited)
2013	-	-
2014	2,000	327

	2,000	327

Payments for sponsorship are expensed on a straight-line basis over the beneficial period. For the nine months ended September 30, 2013, total sponsorship expenses amounted to approximately RMB8,129 (US$1,328).

500WAN.COM LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

12.	COMMITMENTS AND CONTINGENCIES (continued)

Legal proceedings

The Group is currently involved in an arbitration proceeding in relation to a dispute over an online advertising contract, or “Advertising Contract”, entered into in September 2011 between E-Sun Sky Network and Beijing Tianying Chuangzhi Advertising Limited Company, or Tianying Chuangzhi. E-Sun Sky Network ceased to perform the Advertising Contract due to Tianying Chuangzhi’s failure to meet certain performance targets as set forth in the Advertising Contract. In June 2013, Tianying Chuangzhi instituted the said arbitration before Beijing Arbitration Commission, claiming for the payment of RMB3,320 (US$542) and other arbitration expenses. The Group lodged a counterclaim in July 2013, counterclaiming for a refund of RMB786 (US$128), other reasonable out-of-pocket expenses and arbitration expenses. The arbitration application filed by Tianying Chuangzhi was accepted by the Beijing Arbitration Commission on June 27, 2013 and the Group’s counterclaim application was accepted by the Beijing Arbitration Commission on July 25, 2013. The Group is in the process of exchanging evidence. The Group believe the result of the arbitration may not be in their favor and accrued the contingent liability in the amount of RMB2,400 (US$392) accordingly.

13.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	For the nine months ended
	September 30, 2012	September 30, 2013	September 30, 2013
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Numerator:
Net income attributable to ordinary shareholders for computing earnings per share – basic and diluted	10,458	20,598	3,365

Denominator:
Weighted average ordinary shares outstanding used in calculating basic earnings per share	229,578,439	228,768,220	228,768,220
Share options	4,647,813	17,536,696	17,536,696

Weighted average ordinary shares outstanding used in calculating diluted earnings per share	234,226,252	246,304,916	246,304,916

Earnings per share:
Basic	0.05	0.09	0.01

Diluted	0.04	0.08	0.01

14.	SEGMENT REPORTING

In accordance with ASC 280-10 Segment Reporting: Overall, the Group’s chief operating decision maker has been identified as the chief executive officer, who makes resource allocation decisions and assesses performance based on the Group’s consolidated results. As a result, the Group has only one reportable segment.

500WAN.COM LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.	SEGMENT REPORTING (continued)

Geographic disclosures

As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

15.	SUBSEQUENT EVENTS

Subsequent events were evaluated through to October 22, 2013, the date the financial statements were issued.

Change of company name

In October 2013, the Company changed its name from 500wan.com Limited to 500.com Limited.

Short-term loan

In October 2013, the Company entered into a US dollar denominated short-term loan arrangement for an amount of RMB53,575 (US$8,754) with a financial institution in France for general corporate purposes. The short-term loan is secured by HK dollar denominated banks deposits of RMB57,654 (US$9,421) placed with a financial institution in the PRC. The short-term loan bears an interest rate of London InterBank Offered Rate (“LIBOR”) plus 2.0% and is due within 6 months. The loan proceeds were used to pay a dividend to the respective shareholders.

Convertible note

In October 2013, pursuant to a convertible note purchase agreement, the Company issued a convertible note due June 30, 2014 in the aggregate principal amount of US$20,000 to Sequoia Capital 2010 CGF Holdco, Ltd., or Sequoia. The convertible note bear interest at 10% per annum, uncompounded and computed on the basis of the actual number of days elapsed, or 13% per annum upon an event of default, uncompounded and computed on the basis of the actual number of days elapsed.

Automatic conversion

The convertible note will be automatically converted into the number of Class B ordinary shares equivalent to the outstanding amount of the convertible note divided by the applicable conversion price immediately upon the completion of the Company’s initial public offering. The applicable conversion price is equal to 80% of the per share issuance price of the Class A ordinary share issued for the Company’s initial public offering. In the event of automatic conversion triggered by the initial public offering, the convertible note shall be deemed interest free between the date of issuance and the date of conversion.

Sequoia concurrent private investment

In conjunction with, and subject to, the completion of this offering, Sequoia agreed to purchase from the Company the Class B ordinary shares, at a price per share equal to the per share issuance price of Class A ordinary share issued for the Company’s initial public offering, for the aggregate amount of US$15,000.

Issuance of share options

In October 2013, the Company granted 2,660,000 share options to employees with an exercise price of US$0.40 per share, under the Plan. For these awards, 600,000 options will be vested on 180 days after the grant date, 1,620,000 options will be vested upon the first anniversary of the grant date, 220,000 options will be vested upon the second anniversary of the grant date, and 220,000 options will be vested upon the third anniversary of the grant date. These options have a contractual term of ten years.

500WAN.COM LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	PRO-FORMA EARNINGS PER SHARE FOR DISTRIBUTION OF DIVIDENDS

On December 6, 2012, the Company declared a distribution of dividends. The unaudited pro-forma earnings per share (basic and diluted) for the nine months ended September 30, 2013 after giving effect the issuance of 14,012,582 Class A ordinary shares on January 1, 2013 at the midpoint of the estimated range of the public offering price of US$1.00 per share to pay RMB85.8 million dividend declared in excess of net income of RMB4.2 million for the year ended December 31, 2012 are calculated as follows:

	For the nine months ended
	September 30, 2013	September 30, 2013
	RMB	US$
	(unaudited)	(unaudited)
Numerator:
Net income attributable to ordinary shareholders for computing earnings per share – basic and diluted	20,598	3,365

Denominator:
Weighted average ordinary shares outstanding used in calculating basic earnings per share	228,768,220	228,768,220
Pro-forma effect of dividends	14,012,582	14,012,582

Pro-forma weighted average ordinary shares outstanding used in calculating basic earnings per share
Share options	17,536,696	17,536,696

Pro-forma weighted average ordinary shares outstanding used in calculating diluted earnings per share	260,317,498	260,317,498

Pro-forma earnings per share:
Basic	0.08	0.01

Diluted	0.08	0.01

500.com Limited

5,786,000 American Depositary Shares

Representing

57,860,000 Class A Ordinary Shares

Deutsche Bank Securities

Piper Jaffray	Oppenheimer & Co.

Prospectus dated                     , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant’s articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part, or in which he or she is acquitted or in connection with any application in which relief is granted to him or her by the court from liability for dishonest, negligence, fraud, wilful default, breach of duty or breach of trust in relation to the affairs of the registrant.

Under the form of indemnification agreements filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Title and Number of Securities(*)	Total Consideration (US$)	Underwriting Discounts and Commissions	Exemption
Brothers Union Investment Holdings Limited	February 2, 2010	1,200,000 ordinary shares	4,742,424.2	N/A	Regulation S	(1)
	March 18, 2010	262,761 ordinary shares	469,871.5	N/A	Regulation S	(1)
Coherent Pioneer Enterprises Limited	March 18, 2010	607,285 ordinary shares	5,303,030.3	N/A	Regulation S	(2)
Fan Dai	March 18, 2010	607,285 ordinary shares	5,567,000.0	N/A	Regulation S	(3)
HWL Partners Limited	March 18, 2010	728,742 ordinary shares	5,274,000.0	N/A	Section 4(2) of the Securities Act	(4)
Dragon Global International Ltd.	April 20, 2012	9,250,000 ordinary shares	3,649,911.25	N/A	Regulation S	(5)
WinWin Solution Enterprise Ltd.	April 20, 2012	8,000,000 ordinary shares	3,156,680	N/A	Regulation S	(6)
Sequoia Capital 2010 CGF Holdco, Ltd.	October 21, 2013	convertible note	20,000,000	N/A	Regulation S	(7)
Delite Limited	October 22, 2013	660,000 ordinary shares	132,000	N/A	Regulation S	(8)
Ace Chance Global Limited	October 22, 2013	2,000,000 ordinary shares	400,000	N/A	Regulation S	(9)

(*)	number of shares prior to adjustment to reflect the 1:20 share-split effected on April 26, 2011.
(1)

in reliance on the exemption of Regulation S as we believe that the issuance of the 1,200,000 and 262,761 ordinary shares on February 2, 2010 and March 18, 2010, respectively, were “offshore transactions” and no “directed selling efforts” were made in the United States, as such terms are defined in the Regulation S. We are a foreign issuer incorporated in the Cayman Islands. Brothers Union Investment Holdings Limited, a company incorporated in the Cayman Islands, is not a resident in the United States and was outside the United States at the time of purchase of the ordinary shares. We believe there was no substantial U.S. market interest in the ordinary shares at the commencement of the issuance.
(2)	in reliance on the exemption of Regulation S as we believe that the issuance of the 607,285 ordinary shares was an “offshore transaction” and no “directed selling efforts” were made in the United States, as such terms are defined in the Regulation S. We are a foreign issuer incorporated in the Cayman Islands. Coherent Pioneer Enterprises Limited, a company incorporated in the British Virgin Islands, is not a resident in the United States and was outside the United States at the time of purchase of the ordinary shares. We believe there was no substantial U.S. market interest in the ordinary shares at the commencement of the issuance.
(3)	in reliance on the exemption of Regulation S as we believe that the issuance of the 607,285 ordinary shares was an “offshore transaction” and no “directed selling efforts” were made in the United States, as such terms are defined in the Regulation S. We are a foreign issuer incorporated in the Cayman Islands. Fan Dai is a non-U.S. person and was outside the United States at the time of purchase of the ordinary shares. We believe there was no substantial U.S. market interest in the ordinary shares at the commencement of the issuance.
(4)	in reliance on Section 4(2) of the Securities Act for transactions by an issuer not involving any public offering, as we believe, at the time of the issuance of the 728,742 ordinary shares, Mr. Dongjiang Li, the then sole owner of HWL Partners Limited (i) had enough knowledge and experience in finance and business matters to evaluate the risks and merits of the investment; (ii) had access to the type of information normally provided in a prospectus; and (iii) did not plan to resell or distribute the securities to the public. In addition, we did not use any form of public solicitation or general advertising in connection with the issuance of the ordinary shares.
(5)	in reliance on the exemption of Regulation S as we believe that the issuance of the 9,250,000 ordinary shares was an “offshore transaction” and no “directed selling efforts” were made in the United States, as such terms are defined in the Regulation S. We are a foreign issuer incorporated in the Cayman Islands. Dragon Global International Ltd., a company incorporated in the Cayman Islands is not a resident in the United States and was outside the United States at the time of purchase of the ordinary shares. We believe there was no substantial U.S. market interest in the ordinary shares at the commencement of the issuance.
(6)	in reliance on the exemption of Regulation S as we believe that the issuance of the 8,000,000 ordinary shares was an “offshore transaction” and no “directed selling efforts” were made in the United States, as such terms are defined in the Regulation S. We are a foreign issuer incorporated in the Cayman Islands. Winwin Solution Enterprise Ltd., a company incorporated in the British Virgin Islands is not a resident in the United States and was outside the United States at the time of purchase of the ordinary shares. We believe there was no substantial U.S. market interest in the ordinary shares at the commencement of the issuance.
(7)	in reliance on the exemption of Regulation S as we believe that the issuance of the convertible note was an “offshore transaction” and no “directed selling efforts” were made in the United States, as such terms are defined in the Regulation S. We are a foreign issuer incorporated in the Cayman Islands. Sequoia Capital 2010 CGF Holdco, Ltd., a company incorporated in Cayman Islands is not a resident in the United States and was outside the United States at the time of purchase of the convertible note. We believe there was no substantial U.S. market interest in the convertible note at the commencement of the issuance.
(8)	in reliance on the exemption of Regulation S as we believe that the issuance of the 660,000 ordinary shares was an “offshore transaction” and no “directed selling efforts” were made in the United States, as such terms are defined in the Regulation S. We are a foreign issuer incorporated in the Cayman Islands. Delite Limited., a company incorporated in British Virgin Islands is not a resident in the United States and was outside the United States at the time of purchase of the ordinary shares. We believe there was no substantial U.S. market interest in the ordinary shares at the commencement of the issuance.
(9)	in reliance on the exemption of Regulation S as we believe that the issuance of the 2,000,000 ordinary shares was an “offshore transaction” and no “directed selling efforts” were made in the United States, as such terms are defined in the Regulation S. We are a foreign issuer incorporated in the Cayman Islands. Ace Chance Global Limited, a company incorporated in British Virgin Islands is not a resident in the United States and was outside the United States at the time of purchase of the ordinary shares. We believe there was no substantial U.S. market interest in the ordinary shares at the commencement of the issuance.

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index beginning on page II–5 of this Registration Statement.

(b) Financial Statement Schedules.

All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on November 8, 2013.

500.com Limited

By:	/s/ Man San Law
Name: Man San Law
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on November 8, 2013.

Signature	Capacity

/s/ Man San Law Man San Law	Chairman and Chief Executive Officer

/s/ Zhengming Pan Zhengming Pan	Chief Financial Officer (principal financial and accounting officer)

* Qi Li	Director

* Jiepin Fu	Director

* Jun Niu	Director

* Honghui Deng	Director

* Jinping Ma	Director

* Qian Sun	Director

* Zhe Wei	Director

* By:	/s/ Zhengming Pan
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of 500.com Limited has signed this registration statement or amendment thereto on November 8, 2013.

By:	/s/ Amy Segler
Name: Amy Segler
Title: Service of Process Officer Law Debenture Corporate Services Inc.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement

3.1**	the Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2**	the Second Amended and Restated Memorandum and Articles of Association of the Registrant, to become effective upon the completion of the offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Deposit Agreement, dated as of , 2013, between the Registrant, the depositary and holder of the American Depositary Receipts

4.4	Convertible Promissory Note Purchase Agreement, dated as of October 20, 2013, by and between the Registrant, 500.com Limited and Sequoia Capital 2010 CGF Holdco, Ltd.

4.5**	Share Purchase Agreement, dated as of October 20, 2013, by and between the Registrant, 500.com Limited and Sequoia Capital 2010 CGF Holdco, Ltd.

4.6	Loan Agreement, dated as of October 15, 2013, between the Registrant and Industrial and Commercial Bank of China (Europe) S.A.

5.1	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered

8.1**	Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. tax matters

8.2**	Opinion of Han Kun Law Offices regarding certain PRC tax matters

8.3**	Form of Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in exhibit 5.1)

10.1**	Registrant’s 2011 Share Incentive Plan

10.2**	Form of Indemnification Agreement with the Registrant’s directors and executive officers

10.3**	Form of Employment Agreement with the Registrant’s executive officers

10.4**	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and E-Sun Network as of June 1, 2011.

10.5**	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Fu Jiepin as of June 1, 2011.

10.6**	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Fu Jiepin as of June 1, 2011.

10.7**	English translation of Irrevocable Power of Attorney executed by Jiepin Fu as of June 1, 2011.

10.8**	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li He as of June 1, 2011.

10.9**	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li He as of June 1, 2011.

10.10**	English translation of Irrevocable Power of Attorney executed by Li He as of June 1, 2011.

10.11**	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li Xue as of June 1, 2011.

10.12**	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li Xue as of June 1, 2011.

10.13**	English translation of Irrevocable Power of Attorney executed by Li Xue as of June 1, 2011.

Exhibit No.	Description of Exhibit

10.14**	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Yuan Ping as of June 1, 2011.

10.15**	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Yuan Ping as of June 1, 2011.

10.16**	English translation of Irrevocable Power of Attorney executed by Yuan Ping as of June 1, 2011.

10.17**	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Bo as of May 2, 2013.

10.18**	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Bo as of May 2, 2013.

10.19**	English translation of Irrevocable Power of Attorney executed by Zou Bo as of May 2, 2013.

10.20**	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Ying as of June 1, 2011.

10.21**	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Ying as of June 1, 2011.

10.22**	English translation of Irrevocable Power of Attorney executed by Zou Ying as of June 1, 2011.

10.23**	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Guangtiandi Technology as of June 1, 2011.

10.24**	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011.

10.25**	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011.

10.26**	English translation of Irrevocable Power of Attorney executed by Wang Ying as of June 1, 2011.

10.27**	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013.

10.28**	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013.

10.29**	English translation of Irrevocable Power of Attorney executed by Yuan Liangdong as of May 2, 2013.

10.30**	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Youlanguang Technology as of June 1, 2011.

10.31**	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Li Jin as of June 1, 2011.

10.32**	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Li Jin as of June 1, 2011.

10.33**	English translation of Irrevocable Power of Attorney executed by Li Jin as of June 1, 2011.

10.34**	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Zhang Jing as of June 1, 2011.

10.35**	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Zhang Jing as of June 1, 2011.

10.36**	English translation of Irrevocable Power of Attorney executed by Zhang Jing as of June 1, 2011.

10.37†	English translation of Service Agreement with Jiangxi Sports Lottery Administration Center, dated January 1, 2011.

Exhibit No.	Description of Exhibit

10.38**	English translation of Exclusive Business Cooperation Agreement entered into by E-Sun Sky Computer and E-Sun Sky Network

10.39**	Supplementary Agreement entered into by and among E-Sun Sky Computer, Wang Ying, Guangtiandi Technology and certain other parties thereto as of November 20, 2012

10.40**	Supplementary Agreement entered into by and among E-Sun Sky Computer, Fu Jiepin, Li He, Li Xue, Yuan Ping, Zou Bo, Zou Ying, E-Sun Network and certain other parties thereto as of November 20, 2012

10.41**	Supplementary Agreement entered into by and among E-Sun Sky Computer, Zhang Jing, Li Jin and Youlanguang Technology as of November 20, 2012

10.42**	Confirmation Letter executed by Zou Bo as of May 2, 2013

10.43**	Confirmation Letter executed by Yuan Liangdong as of May 2, 2013

21.1**	List of Subsidiaries and Consolidated Affiliated Entities of the Registrant

23.1	Consent of Ernst & Young Hua Ming LLP, an Independent Registered Public Accounting Firm

23.2**	Form of Consent of Maples and Calder (included in exhibit 5.1)

23.3**	Consent of Simpson Thacher & Bartlett LLP (included in exhibit 8.1)

23.4**	Consent of Han Kun Law Offices (included in exhibits 8.2 and 99.2)

23.5	Consent of Han Kun Law Offices regarding the inclusion of its opinion in the Risk Factor section of the Registration Statement on Form F-1

23.6	Consent of Catherine Qin Zhang, an independent director appointee

23.7	Consent of Min Fan, an independent director appointee

23.8	Consent of Yu Wei, an independent director appointee

23.9**	Consent of iResearch Consulting Group

24.1**	Power of Attorney (included on signature page)

99.1**	Code of Business Conduct and Ethics of Registrant

99.2	Opinion of Han Kun Law Offices regarding certain 2006 M&A Rules matters

*	To be filed by amendment.
**	Previously filed.
†	Portions of this document have been omitted pursuant to a confidential treatment request and have been filed separately with the Commission.